   As filed with the Securities and Exchange Commission on December 18, 2002

                          Registration No. 333-100287
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Pre-Effective Amendment No. 1 to

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                    FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
                    ----------------------------------------
                           (Exact Name of Registrant)

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                    ----------------------------------------
                               (Name of Depositor)

             3003 77th Avenue, S.E., Mercer Island, Washington 98040
             -------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (206) 232-8400

Name and Address of Agent for Service:           Copy to:

John R. Patton, FLMI, FLHC, CLU, ChFC            Mary Jane Wilson-Bilik, Esq.
Assistant Vice President -- Staff Operations     Sutherland Asbill & Brennan LLP
Farmers New World Life Insurance Company         1275 Pennsylvania Avenue, N.W.
3003 77th Avenue, S.E.                           Washington, D.C. 20004-2415
Mercer Island, Washington 98040

                  Approximate date of proposed public offering:
   As soon as practicable after effectiveness of the Registration Statement.

                               -------------------

                      Title of securities being registered:
     Units of interest in a separate account under flexible premium variable life insurance policies.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

PROSPECTUS DECEMBER 18, 2002


================================================================================

        FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY (ACCUMULATOR VUL)
                                    ISSUED BY
                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                                     THROUGH
                    FARMERS VARIABLE LIFE SEPARATE ACCOUNT A


HOME OFFICE:                                 SERVICE CENTER:

3003 - 77TH AVENUE, S.E.                     P.O. BOX 724208
MERCER ISLAND, WASHINGTON  98040             ATLANTA, GEORGIA  31139
(206) 232-8400                               1-877-376-8008 (TOLL FREE)
                                             8:00 A.M. TO 6:00 P.M. EASTERN TIME

================================================================================

This prospectus describes the Accumulator VUL, an individual, flexible premium variable life insurance policy (the "Policy") issued by Farmers New World Life Insurance Company. The Policy provides life insurance, with a life insurance benefit (the death benefit proceeds) payable if the insured dies while the Policy is in force. The amount of life insurance, and the number of years the Policy is in force, may increase or decrease, depending on the investment experience of the subaccounts of the Farmers Variable Life Separate Account A ("variable account") in which you invest. You choose one of two death benefit options.

INVESTMENT RISK -- Your Contract Value will vary according to the investment performance of the portfolio(s) in which you invest and the Policy charges deducted. You bear the investment risk on amounts you allocate to the subaccounts. YOU MAY BE REQUIRED TO PAY ADDITIONAL PREMIUMS TO KEEP THE POLICY IN FORCE. The Policy is not suitable as a short-term savings vehicle because the surrender charge is considerable.


LOANS, WITHDRAWALS AND SURRENDERS - - You may borrow against or withdraw money from this Policy, within limits. Loans and withdrawals reduce the Policy's death benefit proceeds and its Surrender Value, and increase the risk that your Policy will lapse without value. If your Policy lapses while loans are outstanding, you will have no Surrender Value and you will likely have to pay a significant amount in taxes.


TAX RISK -- Tax laws are unclear in a variety of areas. You should review the "Federal Tax Considerations" section of this prospectus carefully, ESPECIALLY IF YOU ARE PURCHASING THIS POLICY WITH THE INTENTION OF TAKING POLICY LOANS OR PARTIAL SURRENDERS AT ANY TIME IN THE FUTURE, OR IF YOU INTEND TO KEEP THE POLICY IN FORCE AFTER THE INSURED REACHES AGE 100. You should consult a tax advisor to learn more about the tax risks of this Policy.

This prospectus provides basic information that a prospective owner should know before investing. You should keep this prospectus for future reference.

You should consider whether this Policy is suitable for you in light of your life insurance needs. REPLACING YOUR EXISTING LIFE INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE. IN ADDITION, IT MAY NOT BE TO YOUR ADVANTAGE TO FINANCE THE PURCHASE OR TO MAINTAIN THIS POLICY THROUGH A LOAN OR THROUGH WITHDRAWALS FROM ANOTHER POLICY.

INVESTING IN THIS POLICY INVOLVES RISK, INCLUDING POSSIBLE LOSS OF PREMIUMS. PLEASE READ THE "RISK SUMMARY" SECTION OF THIS PROSPECTUS. IT DESCRIBES SOME OF THE RISKS ASSOCIATED WITH INVESTING IN THE POLICY.


This Policy has 18 funding choices - one fixed account (paying a guaranteed minimum fixed rate of interest) and 17 subaccounts. The subaccounts invest in the following 17 portfolios:



[ ]   DEUTSCHE ASSET MANAGEMENT VIT FUNDS



         Equity 500 Index Fund - Class B Shares



[ ]   WM VARIABLE TRUST   - CLASS 2 SHARES
      STRATEGIC ASSET MANAGEMENT PORTFOLIOS



         WM SAM Strategic Growth Portfolio
         WM SAM Conservative Growth Portfolio

         WM SAM Balanced Portfolio
         WM SAM Conservative Balanced Portfolio
         WM SAM Flexible Income Portfolio



[ ]   WM VARIABLE TRUST - CLASS 2 SHARES
      EQUITY FUNDS


         WM Equity Income Fund
         WM Growth & Income Fund
         WM West Coast Equity Fund
         WM Growth Fund
         WM Mid Cap Stock Fund
         WM Small Cap Stock Fund
         WM International Growth Fund

[ ]   WM VARIABLE TRUST - CLASS 2 SHARES
      FIXED-INCOME FUNDS

         WM Short Term Income Fund
         WM U.S. Government Securities Fund
         WM Income Fund
         WM Money Market Fund

AN INVESTMENT IN THIS POLICY IS NOT A BANK DEPOSIT, AND THE POLICY IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

   A prospectus for each of the portfolios available through this Policy must accompany this prospectus. Please read these documents before investing and save them for future reference.


--------------------------------------------------------------------------------
  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS
       POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE.
         ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.
--------------------------------------------------------------------------------

TABLE OF CONTENTS
================================================================================


GLOSSARY....................................................................................    1

POLICY SUMMARY..............................................................................    4
    The Policy in General...................................................................    4
    Premiums................................................................................    4
    Investment Options......................................................................    5
    Contract Value..........................................................................    5
    Charges and Deductions..................................................................    6
    Portfolio Expense Table.................................................................    7
    Surrenders and Withdrawals..............................................................    8
    Death Benefits..........................................................................    8
    Transfers...............................................................................    9
    Loans...................................................................................    9

RISK SUMMARY................................................................................    9
    Investment Risk.........................................................................    9
    Risk of Lapse...........................................................................   10
    Tax Risks...............................................................................   10
    Limits on Cash Withdrawals..............................................................   11
    Loan Risks..............................................................................   11
    Effects of Surrender Charges............................................................   11
    Comparison with Other Insurance Policies................................................   12
    Illustrations...........................................................................   12

FARMERS NEW WORLD LIFE INSURANCE COMPANY AND THE FIXED ACCOUNT..............................   12
    Farmers New World Life Insurance Company................................................   12
    The Fixed Account.......................................................................   13

THE VARIABLE ACCOUNT AND THE PORTFOLIOS.....................................................   13
    The Variable Account....................................................................   13
    The Portfolios..........................................................................   14
        Investment Objectives of the Portfolios.............................................   14
    Availability of the Portfolios..........................................................   16
    Your Right to Vote Portfolio Shares.....................................................   16

THE POLICY..................................................................................   16
    Purchasing a Policy.....................................................................   16
    Tax-Free `Section 1035' Exchanges.......................................................   17
    When Insurance Coverage Takes Effect....................................................   17
    Ownership Rights........................................................................   17
        Changing the Owner..................................................................   18
        Selecting and Changing the Beneficiary..............................................   18
        Assigning the Policy................................................................   18
    Canceling a Policy......................................................................   18

PREMIUMS....................................................................................   19
    Premium Flexibility.....................................................................   19
    Minimum Premiums........................................................................   20
    Planned Premiums........................................................................   21
    Allocating Premiums.....................................................................   21

CONTRACT VALUES.............................................................................   21
    Surrender Value.........................................................................   22
    Subaccount Value........................................................................   22
    Subaccount Unit Value...................................................................   22
    Fixed Account Value.....................................................................   23
    Loan Account Value......................................................................   23

CHARGES AND DEDUCTIONS......................................................................   24
    Premium Deductions......................................................................   24
    Monthly Deduction.......................................................................   25
        Cost of Insurance...................................................................   25
    Mortality and Expense Risk Charge.......................................................   27
    Surrender Charge........................................................................   27
    Transfer Charge.........................................................................   28
    Portfolio Expenses......................................................................   28
    Other Charges...........................................................................   28

DEATH BENEFIT...............................................................................   29
    Death Benefit Proceeds..................................................................   29
    Death Benefit Options...................................................................   29
    Changing Death Benefit Options..........................................................   31
    Effects of Withdrawals on the Death Benefit.............................................   32
    Changing the Principal Sum..............................................................   32
    Payment Options.........................................................................   33

SURRENDERS AND WITHDRAWALS..................................................................   35
    Surrenders..............................................................................   35
    Partial Withdrawals.....................................................................   35

TRANSFERS...................................................................................   36
    Third Party Transfers...................................................................   36
    Excessive Trading Limits................................................................   36
    Dollar Cost Averaging Program...........................................................   37
    Telephone Transfers.....................................................................   37

LOANS.......................................................................................   38
    Loan Conditions:........................................................................   38
    Effects of Policy Loans.................................................................   39

POLICY LAPSE................................................................................   39
    Lapse...................................................................................   39
    Reinstatement...........................................................................   40

FEDERAL TAX CONSIDERATIONS..................................................................   40
    Tax Status of the Policy................................................................   40
    Tax Treatment of Policy Benefits........................................................   41

OTHER POLICY INFORMATION....................................................................   44
    Our Right to Contest the Policy.........................................................   44
    Suicide Exclusion.......................................................................   44
    Misstatement of Age or Sex..............................................................   45
    Modifying the Policy....................................................................   45
    State Variations........................................................................   45
    When We Will Make Payments..............................................................   45
    Reports to Owners.......................................................................   46
    Policy Termination......................................................................   46
    Supplemental Benefits (Riders)..........................................................   46

PERFORMANCE DATA............................................................................   47
    Hypothetical Illustrations Based on Adjusted Historic Portfolio Performance.............   47

ADDITIONAL INFORMATION......................................................................   47
    Sale of the Policies....................................................................   47
    Legal Matters...........................................................................   48
    Legal Proceedings.......................................................................   49
    Experts.................................................................................   49
    Financial Statements....................................................................   50
    Farmers' Executive Officers and Directors...............................................   50

ILLUSTRATIONS...............................................................................   53

APPENDIX A - GUARANTEED MAXIMUM COST OF INSURANCE RATES.....................................  A-1

APPENDIX B - FINANCIAL STATEMENTS...........................................................  B-1

GLOSSARY
================================================================================

      For your convenience, we are providing a glossary of the special terms we use in this prospectus.

ACCUMULATION UNIT

An accounting unit we use to calculate subaccount values. It measures the net investment results of each of the subaccounts.

ATTAINED AGE

The insured's age on the issue date plus the number of years completed since the issue date.

BENEFICIARY

The person(s) you select to receive the death benefit from this Policy.

CASH VALUE

The Contract Value minus the surrender charge that would be imposed if you surrendered your Policy.

COMPANY (WE, US, OUR, FARMERS, FNWL)

Farmers New World Life Insurance Company

CONTRACT VALUE

The sum of the values you have in the variable account, the fixed account and the loan account.

CUMULATIVE MINIMUM PREMIUMS

The sum of all monthly-mode minimum premiums due since the issue date. The initial minimum premium is specified on the Policy specifications page. The minimum premium will change if you increase or decrease the principal sum or if certain other changes in the Policy occur.

DEATH BENEFIT PROCEEDS

The amount we will pay to the beneficiary when we receive proof of the insured's death. We will increase the proceeds by any additional insurance benefits that are payable under the terms of any riders you added to the Policy, and we will reduce the proceeds by the amount of any outstanding loans (plus any interest you owe), and any due and unpaid monthly deductions.

FIXED ACCOUNT

An option to which you can direct your Contract Value under the Policy. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account and are not part of, or dependent on, the investment performance of the variable account.

FIXED ACCOUNT VALUE

The portion of your Contract Value allocated to the fixed account.

FUNDS

Investment companies that are registered with the SEC. This Policy allows you to invest in the portfolios of the funds that are listed on the front page of this prospectus.

GENERAL ACCOUNT

The account containing all of Farmers' assets, other than those held in its separate accounts.

HOME OFFICE

The address of our Home Office is 3003 - 77th Avenue, S.E., Mercer Island, Washington 98040.

INITIAL PREMIUM

The amount you must pay before insurance coverage begins under this Policy. The initial premium is shown on your Policy's specification page.

INSURED

The person whose life is insured by this Policy.

ISSUE AGE

The insured's age as of the last birthday before the issue date.

ISSUE DATE

The date when life insurance coverage begins. We measure Policy months, Policy years, and Policy anniversaries from the issue date. On the issue date, we place your initial premium (times the percent of premium factor) in the fixed account. The first monthly deduction occurs on the issue date. The entire Contract Value remains allocated to the fixed account until the reallocation date.

LAPSE

When life insurance coverage ends because the Surrender Value is zero and you have not made a sufficient payment by the end of a 61-day grace period. If you have paid total premiums (minus withdrawals) that exceed cumulative minimum premiums, then the Policy will enter a 61-day grace period only if the Contract Value (minus any outstanding loan amount and any interest you would owe if you surrendered the Policy) is too low to pay the entire monthly deduction due.

LOAN AMOUNT

The total amount of all outstanding Policy loans, including both principal and interest due. We deduct an amount equal to the loan amount from the subaccounts and the fixed account and place it in the loan account as collateral for the loans. The loan account is part of our general account.

MATURITY DATE

The Policy anniversary when the insured reaches age 120 and life insurance coverage under this Policy ends. The maturity date is shown on the Policy specifications page.

MONTHLY DEDUCTION

The amount we deduct from the Contract Value each month to pay for the insurance coverage. The monthly deduction includes the cost of insurance charge, the monthly administration charge, the monthly underwriting and sales charge, the cost of any riders, and any flat extra charge for a special premium class.

MONTHLY DUE DATE

The day of each month when we determine Policy charges and deduct them from Contract Value. It is the same date each month as the issue date. If there is no Valuation Day that coincides with the issue date in the calendar month, the monthly due date is the next Valuation Day.

PERCENT OF PREMIUM FACTOR

The factor (currently 95.75%) by which we multiply each premium to determine the amount of premium credited to the Contract Value. We retain the balance of each premium to compensate us for certain expenses such as premium taxes and distribution expenses. The percent of premium factor is shown on your Policy's specifications page.

PORTFOLIO

A separate investment portfolio of a fund. Each subaccount invests exclusively in one portfolio of a fund.

PREMIUM CLASS

A classification that affects the cost of insurance rate and the premium required to insure an individual.

PREMIUMS

All payments you make under the Policy other than loan repayments. When we use the term "premium" in this prospectus, it generally has the same meaning as "net premium" in the Policy, and means a premium multiplied by the percent of premium factor.

PRINCIPAL SUM

The dollar amount of insurance selected by the owner. The principal sum on the issue date is set forth on the Policy's specifications page. You may increase or decrease the principal sum under certain conditions. Certain actions you take, such as changing the death benefit option or taking a partial withdrawal, may affect the amount of the principal sum. The actual death benefit proceeds we pay under the Policy may be more or less than the principal sum.

REALLOCATION DATE

The date we reallocate any premium (plus interest) held in the fixed account to the subaccounts and fixed account as you directed in your application. The reallocation date is the record date, plus the number of days in your state's right to examine period, plus 10 days.

RECORD DATE

The date we record your Policy in our books as an in force policy.

RIGHT TO EXAMINE PERIOD

The period when you may return the Policy and receive a refund. The length of the right to examine period varies by state. It will be at least 10 days from the date you receive the Policy. The first page of your Policy shows your right to examine period.

SERVICE CENTER

The address of the Service Center is P.O. Box 724208, Atlanta, GA 31139. McCamish Systems, L.L.C. Insurance Administrators is the administrator of the Policy. You can call the Service Center toll-free at 1-877-376-8008.

SUBACCOUNT

A division of the variable account that invests exclusively in shares of one portfolio of a fund. The investment performance of each subaccount is linked directly to the investment performance of the portfolio in which it invests.

SURRENDER

The termination of the Policy at the option of the owner.

SURRENDER CHARGE

The sum of all the underwriting and sales charges that remain on the Policy, assuming the Policy stayed in force until the maturity date.

SURRENDER VALUE

The amount we will pay you if you surrender the Policy while it is in force. The Surrender Value on the date you surrender is equal to: the Contract Value, minus any surrender charge, and minus any outstanding loan amount (plus any interest you owe on the loan(s)).

TAX CODE

The Internal Revenue Code of 1986, as amended.

VALUATION DAY

Each day that the New York Stock Exchange ("NYSE") is open for trading. Farmers New World Life Insurance Company is open to administer the Policy on each day the NYSE is open.

VALUATION PERIOD

The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time, 1:00 p.m. Pacific Time) on each Valuation Day and ends at the close of normal trading on the NYSE on the next Valuation Day.

VARIABLE ACCOUNT

Farmers Variable Life Separate Account A. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated fund.

VARIABLE ACCOUNT VALUE

The portion of your Contract Value that is allocated to the subaccounts of the variable account.

WRITTEN NOTICE

The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept,
(2) contain the information and documentation that we determine is necessary, and (3) be received at our Service Center.

YOU (YOUR, OWNER)

The person entitled to exercise all rights as owner under the Policy.

POLICY SUMMARY
================================================================================

      This summary provides only a brief overview of the more important features of the Policy. More detailed information about the Policy appears later in this prospectus. Please read the remainder of this prospectus carefully.

                              THE POLICY IN GENERAL

- This Policy is an individual flexible premium variable life insurance policy.

- The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. However, purchasing this Policy involves certain risks. (See "Risk Summary.") You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.

- A few of the Policy features listed below are not available in all states, may vary depending upon when your Policy was issued and may not be suitable for your particular situation. Please consult your agent and refer to your Policy for details.

- This Policy cannot be offered in any state where it is not lawful to make such offer.


                                    PREMIUMS

- You can select a premium plan. Within certain limits specified in your Policy, you can vary the frequency and amount of premiums. You may be able to skip premium payments under certain circumstances. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium.

-     We will not accept any premiums after the insured reaches attained age
      100.

- After you pay an initial premium, you can pay subsequent premiums (minimum $25) at any time.

- If you authorize electronic payments from your bank account, or ask us to bill you, the premiums you pay each year must be $300 or more.

- We multiply each premium by the percent of premium factor (currently 95.75%) and credit the resulting amount to the Contract Value.

- The initial minimum premium and payment mode (monthly or annual) are shown on your Policy's specification page. The minimum premium will change if you increase or decrease the principal sum, if you change death benefit options, if you change or add a rider, if you take a partial withdrawal and you have chosen a level death benefit (Option B), or if the insured's premium class changes.

- This Policy does not provide a no-lapse period. PAYING THE MINIMUM PREMIUMS FOR THE POLICY WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. It is likely that additional premiums will be necessary to keep the Policy in force until maturity.

- If the total premiums paid (less withdrawals) exceed the cumulative minimum premiums, your Policy will enter a 61-day pre-lapse grace period only if the Contract Value, less the loan amount (plus any interest you would owe if you surrendered the Policy) is not enough to cover the monthly deduction when due. We would not take the surrender charge into account.

- If the total premiums paid (less withdrawals) are less than the cumulative minimum premiums, then your Policy will enter the grace period if the Surrender Value is not sufficient to cover the monthly deduction when due. This means that if you do not pay large enough premiums, we will take surrender charges into account in determining whether your Policy will enter a 61-day pre-lapse grace period.

- There will be a 61-day grace period before your Policy lapses. We will mail you a notice at least 31 days before the end of the grace period. If you fail to make a sufficient payment during the 61-day grace period, your Policy will lapse and terminate without value. See "Risk of Lapse," and "Policy Lapse."

- New premium(s) will be allocated to the subaccounts and the fixed account in accordance with your instructions in the application, unless you provide different instructions with your premiums. Any future premiums will be allocated in accordance with the new instructions, unless we receive contrary instructions.

                               INVESTMENT OPTIONS

VARIABLE ACCOUNT:


- You may direct the money in your Policy to any of the 17 subaccounts of the variable account. WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.


- Each subaccount invests exclusively in one investment portfolio of a fund. The following portfolios are currently available:

[ ]   DEUTSCHE ASSET MANAGEMENT VIT FUNDS


         Equity 500 Index Fund - Class B Shares


[ ]   WM VARIABLE TRUST - CLASS 2 SHARES
      STRATEGIC ASSET MANAGEMENT PORTFOLIOS


         WM SAM Strategic Growth Portfolio
         WM SAM Conservative Growth Portfolio
         WM SAM Balanced Portfolio
         WM SAM Conservative Balanced Portfolio
         WM SAM Flexible Income Portfolio


[ ]   WM VARIABLE TRUST - CLASS 2 SHARES
      EQUITY FUNDS

         WM Equity Income Fund
         WM Growth & Income Fund
         WM West Coast Equity Fund
         WM Growth Fund
         WM Mid Cap Stock Fund
         WM Small Cap Stock Fund
         WM International Growth Fund

[ ]   WM VARIABLE TRUST - CLASS 2 SHARES
      FIXED-INCOME FUNDS

         WM Short Term Income Fund
         WM U.S. Government Securities Fund
         WM Income Fund
         WM Money Market Fund

For more complete information regarding the portfolios, consult the prospectus for the portfolio that is attached to this prospectus.


FIXED ACCOUNT:


- You may place money in the fixed account where it earns interest at an annual rate of at least 2.5%. We may declare higher rates of interest, but are not obligated to do so.


                                 CONTRACT VALUE

- Contract Value is the sum of your amounts in the subaccounts and the fixed account. Contract Value also includes amounts we hold in the loan account to secure any outstanding loans.

- Contract Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest we credit to the fixed account, the charges we deduct, and any other transactions (such as transfers, withdrawals, and loans).

- Contract Value is the starting point for calculating important values under the Policy, such as the cash value, Surrender Value and the death benefit.

- We do not guarantee a minimum Contract Value. Your Policy may lapse if you do not pay sufficient premiums and do not have sufficient unloaned Contract Value to pay the monthly deduction when due, or if the Surrender Value is zero. See "Minimum Premiums" and "Policy Lapse."

- Once you receive your Policy, the RIGHT TO EXAMINE PERIOD begins. You may return the Policy during this period and receive a refund. See "Canceling a Policy."

- From the issue date until the reallocation date (the record date, plus the number of days in your state's right to examine period, plus 10 days), we hold your premium(s) in the fixed account. On the reallocation date, we transfer the Contract Value in the fixed account to other subaccounts and the fixed account in accordance with the allocation percentages you provided in the application.

                             CHARGES AND DEDUCTIONS


$ Premium Charge: We currently deduct 4.25% from each premium and credit the remaining 95.75% to your Contract Value. This occurs when we apply the percent of premium factor to each premium received. We may change the charge for new owners in the future. The 4.25% premium charge is the sum of 2%, which covers a portion of sales expenses, and 2.25%, which covers average state premium taxes we expect to incur in the future.


$     Monthly Deduction: Each month we deduct:


      - a cost of insurance charge for the Policy (varies by issue age, sex, premium class, principal sum and Policy duration);
      -     charges for any riders;
      -     an extra charge if the Policy is in a special premium class;
      - a current monthly administration charge of $7, guaranteed never to be higher than $10; and
      - a monthly underwriting and sales charge during the first five years after the issue date and during the five years following any increase in principal sum. The maximum annualized amount of the underwriting and sales charge is $10.51 per $1,000 of principal sum.


$     Surrender and Withdrawal Charges:


      - surrender: We deduct a surrender charge when a full surrender occurs during the first five Policy years or within five years after any increase in the principal sum. It consists of the sum of all the underwriting and sales charges that remain on the Policy, assuming the Policy stayed in force until the maturity date.



THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU MAY HAVE NO SURRENDER VALUE, ESPECIALLY IF YOU SURRENDER YOUR POLICY DURING THE FIRST FIVE POLICY YEARS OR WITHIN FIVE YEARS AFTER INCREASING THE PRINCIPAL SUM.


      - The maximum surrender charge is the entire Contract Value. The smaller the premiums you pay and the poorer the investment returns on your Contract Value, the more likely it will be that your Policy will have no Surrender Value.

      - withdrawal (partial surrender): Each time you withdraw part of your Surrender Value, we will deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn.


$ Mortality and Expense Risk Charge: Deducted daily at an annual rate equal to 0.70% of your average daily net assets in the variable subaccounts during the first 10 Policy years, 0.30% during Policy years 11 through 20, and 0.25% thereafter.


$ Transfer Charge: $25 fee for the 13th and each additional transfer in a Policy year.

$ Portfolio Expenses: You indirectly bear the annual operating expenses of the portfolios in which the subaccounts invest. These may include investment management fees, 12b-1 fees, service fees, and other expenses. These charges vary by portfolio and, during 2001, ranged from 0.38% to 1.82% per year. See "Portfolio Expense Table."

$     Other charges:

      -     A $5 fee for each additional annual report you request.

      -     Any riders attached to the Policy will have their own charges.

$ Compensation: For information concerning the compensation we pay to agents for the sale of the Policies, see "Sale of the Policies."


                             PORTFOLIO EXPENSE TABLE

      The following table shows the fees and expenses charged by the portfolios in which the subaccounts invest. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear indirectly by investing in the subaccounts. The table reflects the actual charges and expenses for each portfolio for the fiscal year ended December 31, 2001, except as stated in the footnotes. Expenses of the portfolios may be higher or lower in future years than the figures stated below. For more information on the fees and expenses described in this table, see the prospectuses for the portfolios that accompany this prospectus.

ANNUAL PORTFOLIO EXPENSES

(as a percentage of average daily net assets in the subaccounts after fee waivers and expense reimbursements as of December 31, 2001)


                                                     MANAGEMENT   12B-1        OTHER     TOTAL ANNUAL
NAME OF PORTFOLIO                                       FEES      FEES        EXPENSES     EXPENSES
DEUTSCHE ASSET MANAGEMENT VIT FUNDS (1)
Equity 500 Index Fund - Class B Shares (2)              0.20%      0.25%         .10%        0.55%

WM VARIABLE TRUST (CLASS 2 SHARES) (1)
STRATEGIC ASSET MANAGEMENT PORTFOLIOS (3)
WM SAM Strategic Growth Portfolio(3)                    0.10%      0.25%        1.07%        1.42%
WM SAM Conservative Growth Portfolio(3)                 0.10%      0.25%        0.98%        1.33%
WM SAM Balanced Portfolio(3)                            0.10%      0.25%        0.93%        1.28%
WM SAM Conservative Balanced Portfolio(3)               0.10%      0.25%        1.14%        1.49%
WM SAM Flexible Income Portfolio(3)                     0.10%      0.25%        0.90%        1.25%

WM VARIABLE TRUST (CLASS 2 SHARES) (1)
EQUITY FUNDS
WM Equity Income Fund                                   0.62%      0.25%        0.07%        0.94%
WM Growth & Income Fund                                 0.75%      0.25%        0.03%        1.03%
WM West Coast Equity Fund                               0.63%      0.25%        0.07%        0.95%
WM Growth Fund                                          0.88%      0.25%        0.06%        1.19%
WM Mid Cap Stock Fund                                   0.75%      0.25%        0.07%        1.07%
WM Small Cap Stock Fund                                 0.87%      0.25%        0.08%        1.20%
WM International Growth Fund                            0.94%      0.25%        0.21%        1.40%

WM VARIABLE TRUST (CLASS 2 SHARES) (1)
FIXED INCOME FUNDS
WM Short Term Income Fund                               0.50%      0.25%        0.10%        0.85%
WM U.S. Government Securities Fund                      0.50%      0.25%        0.06%        0.81%
WM Income Fund                                          0.50%      0.25%        0.05%        0.80%
WM Money Market Fund                                    0.45%      0.25%        0.17%        0.87%


(1) 12b-1 fees represent servicing fees that are paid to Farmers for certain administrative and account maintenance services provided by Farmers to owners investing in these portfolios. The 12b-1 distribution plan is described in the portfolios' prospectus and statement of additional information. Because the 12b-1 fees are paid out of class assets on an on-going basis, over time these fees will increase the cost of an investment, and may cost more than paying other types of sales charges.


(2) Pursuant to its agreement with Deutsche Asset Management VIT Funds, the investment advisor has agreed, for the one year period commencing May 1, 2002, to limit its respective fees and to reimburse expenses to the extent necessary to limit Total Annual Expenses of the Equity 500 Index Fund (Class B Shares) to 0.55%. Without such reimbursement, Total Annual Expenses for the Equity 500 Index Fund for the year ended December 31, 2001 would have been 0.58%.



(3) Each WM SAM Portfolio is an asset-allocation "fund of funds" that typically allocates its assets, within predetermined percentage ranges, among certain Funds of the WM Variable Trust and the WM High Yield Fund (the "Funds"). Each Portfolio has its own set of operating expenses, as does each of the Funds in which it invests. The Fee Table above shows estimated combined annual expenses for each WM SAM Portfolio and the Funds in which the Portfolio may invest. The estimates assume a constant allocation by each Portfolio of its assets among the Funds identical to the actual allocation of the Portfolio at December 31, 2001. A Portfolio's actual expenses may be higher as a result of changes in the allocation of the Portfolio's assets among the Funds, the expenses of the Funds, and/or the Portfolio's expenses.


      The expenses shown above are deducted by each underlying portfolio before the portfolio provides us with its daily net asset value. We then deduct applicable insurance charges from the net asset value to calculate the unit value of the corresponding subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio that is attached to this prospectus. Information relating to the portfolios was provided to us by the portfolios and was not independently verified by us.

                           SURRENDERS AND WITHDRAWALS

- FULL SURRENDER: At any time while the Policy is in force, you may submit a written request to surrender your Policy and receive the Surrender Value (that is, the Contract Value minus any surrender charge, and minus any outstanding loan amount and any interest you owe). A surrender may have tax consequences. See "Federal Tax Considerations."


- PARTIAL WITHDRAWALS: After the first Policy year, you may submit a written request to withdraw part of the Surrender Value, subject to the following rules. Withdrawals may have tax consequences. See "Federal Tax Considerations."


      -     You may make only 1 withdrawal each calendar quarter.
      -     You must request at least $500.
      -     You may not request more than 75% of the Surrender Value.
      - For each withdrawal, we deduct a processing fee equal to the lesser of $25 or 2% of the withdrawal.
      - If you select a level death benefit (Option B), the principal sum will be reduced by the amount of the partial withdrawal (but not by the processing fee).

                                 DEATH BENEFITS

- As long as it remains in force, the Policy provides for a death benefit payment upon the death of the insured.

-     You must choose one of two death benefit options under the Policy.


- OPTION A IS A VARIABLE DEATH BENEFIT THROUGH ATTAINED AGE 99 THAT IS THE GREATER OF:

      -     the principal sum plus the Contract Value on the date of death; or

      - the Contract Value multiplied by the applicable death benefit percentage.

- OPTION B IS A LEVEL DEATH BENEFIT THROUGH ATTAINED AGE 99 THAT IS THE GREATER OF:

      -     the principal sum on the date of death; or

      - the Contract Value multiplied by the applicable death benefit percentage.

Any death benefit proceeds paid will be increased by any additional insurance benefits that are payable under the terms of any riders you added to the Policy and will be reduced by the amount of any outstanding loan amount (plus any interest you owe) and any due and unpaid monthly deductions.

- If the insured provides evidence of insurability satisfactory to us, you may change the death benefit option or increase or decrease the principal sum once each Policy year (but you may not change both the death benefit option and principal sum during the same Policy year unless done simultaneously). A change in death benefit or principal sum may have tax consequences. Surrender charges may apply. See "Death Benefit."


- You may not decrease the principal sum below the minimum principal sum amount shown on your Policy's specifications page.

- If you reduce your principal sum below $100,000, higher cost of insurance rates will be charged.

                                    TRANSFERS

-     Each Policy year, you may make:

      -     an unlimited number of transfers from and among the subaccounts; and
      -     one transfer from the fixed account.

- Transfers from subaccounts must be a minimum of $250, or the total value in the subaccount if less.

- Transfers from the fixed account may not be for more than 25% of the unloaned value in the fixed account. If the balance in the fixed account after the transfer is less than $250, then the entire balance will be transferred.

- We charge $25 for the 13th and each additional transfer during a Policy year.

-     DOLLAR COST AVERAGING PROGRAM:


      The dollar cost averaging program permits you to systematically transfer (on each monthly anniversary of the issue date) a set dollar amount from the fixed account to up to 8 subaccounts. The minimum transfer amount is $100. Transfers under the dollar cost averaging program are not included when we determine the number of free transfers permitted each year.


                                      LOANS

- You may take a loan against the Policy for amounts up to the Surrender Value, minus the loan interest you would have to pay by the next Policy anniversary.

- To secure the loan, we transfer an amount equal to the loan from the subaccounts and fixed account to the loan account (part of our general account). Unless you specify otherwise, the amount is withdrawn from the subaccounts and the fixed account on a pro-rata basis.


- Amounts in the loan account earn interest at the guaranteed minimum rate of 2.5% per year.



- We will charge you interest at a rate of 2.75% compounded annually. Interest is charged daily, and is due and payable at the end of each Policy year, or on the date of any Policy loan increase or repayment, if earlier. Unpaid interest becomes part of the outstanding loan and accrues interest daily.


- You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $25, and must be clearly marked as "loan repayments" or they will be credited as premiums.

- We deduct any unpaid loans, plus any interest you owe, from the proceeds payable on the insured's death.

-     A loan may have tax consequences. See "Federal Tax Consequences."

RISK SUMMARY
================================================================================

                                 INVESTMENT RISK


      If you invest your Contract Value in one or more subaccounts, you will be subject to the risk that investment performance will be unfavorable and that your Contract Value will decrease. You COULD lose everything you invest and your Policy could lapse without value. If you allocate premiums and Contract Value to the fixed account, we will credit your Contract Value in the fixed account with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 2.5%.


                                  RISK OF LAPSE

      This Policy does not provide a no-lapse period. You greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium. PAYING THE MINIMUM PREMIUMS FOR THE POLICY WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. It is likely that additional premiums will be necessary to keep the Policy in force until maturity.

      Your Policy will lapse if loans, withdrawals, the monthly deduction of charges, and/or insufficient investment returns reduce the Surrender Value to zero.

      Your Policy will enter a 61-day pre-lapse grace period if:

            - total premiums paid (minus withdrawals, but not including surrender charges or the processing fee) are less than the cumulative minimum premiums, AND the Surrender Value is not large enough to cover the monthly deduction when due; or

            - total premiums paid (minus withdrawals, but not including surrender charges or the processing fee) are greater than the cumulative minimum premiums, BUT the Contract Value, minus any outstanding loan amount (plus any interest you owe) is not large enough to cover the monthly deduction when due.

      Whenever your Policy enters the 61-day grace period, you must make a sufficient payment before the grace period ends. If you do not make a sufficient payment during the grace period, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. The payment you make during the grace period must be large enough to cause either one of the following conditions:

            1. the Surrender Value must exceed zero, after deducting all due and unpaid monthly deductions; OR

            2. total premiums you paid (minus withdrawals, but not including surrender charges or the processing fee) must exceed the cumulative minimum premiums, AND the Contract Value, minus any outstanding loan (plus any interest you would owe if you surrendered the Policy) must exceed zero, after deducting all due and unpaid monthly deductions.

      A Policy lapse will have adverse tax consequences. See "Federal Tax Considerations," and "Policy Loans."

      You may reinstate a lapsed Policy within three years after the Policy enters the grace period, if the insured meets our insurability requirements and you pay the amount we require. We will not reinstate a Policy that has been surrendered for the Surrender Value.

                                    TAX RISKS

      Although there is limited guidance and some uncertainty, we believe that the Policy should be deemed a life insurance contract under Federal tax law, so that the death benefit paid to the beneficiary will not be subject to Federal income tax.

      Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. In addition, any Section 1035 Exchange coming from a policy that is a MEC makes the new Policy a MEC. If a Policy is treated as a MEC, then withdrawals, surrenders and loans under a Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on the taxable portion of withdrawals, surrenders and loans taken before you reach age 59-1/2.


      Tax laws are unclear in a variety of areas. You should review the "Federal Tax Considerations" section of this prospectus carefully, ESPECIALLY IF YOU ARE PURCHASING THIS POLICY WITH THE INTENTION OF TAKING POLICY LOANS OR PARTIAL SURRENDERS AT ANY TIME IN THE FUTURE, AND/OR YOU INTEND TO KEEP THE POLICY IN FORCE AFTER THE INSURED REACHES AGE 100. You should consult a qualified tax adviser for assistance in all tax matters involving your Policy.


                           LIMITS ON CASH WITHDRAWALS

      The Policy permits you to take only one partial withdrawal in any calendar quarter, after the first Policy year has been completed. The amount you may withdraw is limited to 75% of the Surrender Value. You may not withdraw less than $500. If 75% of the Surrender Value is less than $500, then a partial withdrawal is not available.

      A withdrawal reduces the Surrender Value and Contract Value and will increase the risk that the Policy will lapse. A withdrawal also may have tax consequences.

      A withdrawal will reduce the death benefit. If you select a level death benefit (Option B), a partial withdrawal will permanently reduce the principal sum by the amount of the withdrawal (not including the processing fee). If a variable death benefit (Option A) is in effect when you make a withdrawal, the death benefit will be reduced by the amount that the Contract Value is reduced.

                                   LOAN RISKS


      A Policy loan, whether or not repaid, will affect Contract Value over time because we subtract the amount of the loan from the subaccounts and fixed account and place this amount into the loan account as collateral. We credit a fixed interest rate of 2.5% per year to the loan account. As a result, the loan collateral does not participate in the investment results of the subaccounts nor does it receive any higher current interest rate credited to the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rate credited to the fixed account, the effect could be favorable or unfavorable.


      A Policy loan affects the death benefit because a loan reduces the death benefit proceeds by the amount of the outstanding loan, plus any interest you owe on Policy loans.

      A Policy loan will increase the risk that the Policy will lapse. There is a risk that if the loan amount, together with poor investment performance and payment of monthly insurance charges, reduces your Surrender Value (or Contract Value, if applicable) to an amount that is not large enough to pay the monthly deduction when due, then the Policy will enter the 61-day grace period, and possibly lapse. Adverse tax consequences could result.

      In addition, the tax consequences of loans are uncertain. You should consult a tax adviser about such loans.

                          EFFECTS OF SURRENDER CHARGES


      The surrender charges under this Policy are significant during the first five Policy years and during the five years after any elected increase in principal sum. It is likely that you will receive no Surrender Value if you surrender your Policy in the early Policy years. You should purchase this Policy only if you have the financial ability to keep it in force at the initial principal sum for a substantial period of time.


      Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse. If you have not paid sufficient premiums, the Surrender Value is the measure we use to determine whether your Policy will enter a grace period, and possibly lapse.

                    COMPARISON WITH OTHER INSURANCE POLICIES

      Like fixed benefit life insurance, the Policy offers a minimum death benefit and can provide loan privileges and Surrender Values. However, the Policy differs from a fixed benefit policy because it allows you to place your premiums in investment subaccounts. The amount and duration of life insurance protection will vary with the investment performance of the amounts you place in the subaccounts. In addition, the Contract Value and the Surrender Value will always vary with the investment performance of your selected subaccounts.

      As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.

                                  ILLUSTRATIONS

      The illustrations provided at the end of this prospectus illustrate Contract Values, Surrender Values and Death Benefits. These illustrations are based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. Your rates of return and insurance charges may be higher or lower than those shown in these illustrations.

      Your Policy can lapse before maturity, depending on the premiums you pay and the investment results of the subaccounts in which you invest your Contract Value. Your agent can provide you with an illustration that can show how many years your Policy would stay in force under various premium and hypothetical investment scenarios. For certain issue ages, classes and policy sizes, this illustration may show that regular payments of the minimum premium will keep your Policy in force several years even if investment results are very low and even if we impose the maximum charges allowed by the Policy. This is not true for all ages, classes, and investment results, however, so we encourage you to request an illustration from your agent to help you decide what level of premium payments to pay in your particular circumstances.

FARMERS NEW WORLD LIFE INSURANCE COMPANY AND THE FIXED ACCOUNT
================================================================================

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY

      Farmers New World Life Insurance Company ("Farmers"), is the stock life insurance company issuing the Policy. Farmers is located at 3003 - 77th Avenue, S.E., Mercer Island, Washington 98040, and was incorporated under Washington law on February 21, 1910. Farmers established the variable account to support the investment options under this Policy and under other variable life insurance policies Farmers issues. Farmers' general account supports the fixed account under the Policy.

      Farmers is a direct wholly-owned subsidiary of Farmers Group, Inc. ("FGI"). FGI is a stock holding and management company. The ultimate controlling parents of FGI are Allied Zurich p.l.c., a United Kingdom company and Zurich Allied AG, a Swiss Company. Allied Zurich p.l.c. and Zurich Allied AG are traded in certain European markets, but are not publicly traded in the U.S.

      Farmers markets a broad line of individual life insurance products, including universal life, term life and whole life insurance and annuity products (predominately flexible premium deferred annuities). Farmers currently is licensed to sell insurance in 43 states and the District of Columbia. The states where Farmers is not licensed are Alaska, Florida, Louisiana, New Hampshire, New York, North Carolina, and Vermont.

                                THE FIXED ACCOUNT


      The fixed account is part of Farmers' general account. We use our general assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. Subject to applicable law, Farmers has sole discretion over investment of the fixed account's assets. Farmers bears the full investment risk for all amounts contributed to the fixed account. Farmers guarantees that the amounts allocated to the fixed account will be credited interest daily at a net effective interest rate of at least 2.5%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.



      Money you place in the fixed account will earn interest that accrues daily at the current interest rate in effect at the time of your allocation. We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of 2.5%, but we are not obligated to do so. We have no specific formula for determining current interest rates.



      The fixed account value will not share in the investment performance of our general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates. You assume the risk that interest credited to amounts in the fixed account may not exceed the minimum 2.5% guaranteed rate.



      We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 2.5% per year or shorten the period for which the interest rate applies to less than one year (except for the year in which such amount is received or transferred).


      We currently allocate amounts from the fixed account for partial withdrawals, transfers to the subaccounts, or charges for the monthly deduction on a last in, first out basis ("LIFO") for the purpose of crediting interest.

      The fixed account is not registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS
================================================================================

                              THE VARIABLE ACCOUNT

      Farmers established the variable account as a separate investment account under Washington law on April 6, 1999. Farmers owns the assets in the variable account and is obligated to pay all benefits under the Policies. Farmers may use the variable account to support other variable life insurance policies Farmers issues. The variable account is registered with the U.S. Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.


      The variable account is divided into 17 subaccounts, each of which invests in shares of one portfolio of a fund.

      Under Washington law, the assets in the variable account are the property of Farmers. However, assets in the variable account that are attributable to the Policy are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses (realized and unrealized), resulting from assets in the variable account, are credited to or charged against the variable account without regard to other income, gains or losses of Farmers. Promises we make in the Policy are general corporate obligations of Farmers and are not dependent on assets in the variable account. We have the right to transfer to our general account any assets of the variable account that are in excess of such reserves and other liabilities.

                                 THE PORTFOLIOS

      Each subaccount of the variable account invests exclusively in shares of a designated portfolio of a fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. Each fund available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the funds by the SEC.

      The assets of each portfolio are separate from the assets of any other portfolio, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.

      Each of the portfolios is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the portfolio. These investments must be consistent with the investment objective, policies and restrictions of that portfolio.

      Some of the portfolios have been established by investment advisers that manage retail mutual funds sold directly to the public having similar names and investment objectives to the portfolios available under the Policy. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through this Policy.

      An investment in a subaccount, or in any portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to insurance charges, the yields on the money market subaccount may become extremely low and possibly negative.

Investment Objectives of the Portfolios

      The following table summarizes each portfolio's investment objective(s) and policies. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the funds. You should read the funds' prospectuses carefully.


--------------------------------------------------------------------------------
PORTFOLIO                           INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
--------------------------------------------------------------------------------
DEUTSCHE EQUITY 500 INDEX          The Fund seeks to replicate, as closely as
FUND (CLASS B)                     possible, before the deduction of expenses,
                                   the performance of the S&P 500 Index, which
                                   emphasizes stocks of large US companies.
                                   Investment adviser is Deutsche Asset
                                   Management, Inc.

WM SAM STRATEGIC GROWTH            Seeks to provide long-term capital
PORTFOLIO (CLASS 2)                appreciation. In general, relative to the
                                   other Portfolios, the Strategic Growth
                                   Portfolio should offer the potential for a
                                   higher level of capital growth and
                                   corresponding levels of principal risk.
                                   Investment adviser is WM Advisors, Inc.

WM SAM CONSERVATIVE GROWTH         Seeks to provide long-term capital
PORTFOLIO (CLASS 2)                appreciation. In general, relative to the
                                   other Portfolios, the Conservative Growth
                                   Portfolio should offer the potential for a
                                   low to medium level of income and a medium to

--------------------------------------------------------------------------------
PORTFOLIO                           INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
--------------------------------------------------------------------------------
                                   high level of capital growth, while exposing
                                   you to a medium to high level of principal
                                   risk. Investment adviser is WM Advisors, Inc.

WM SAM BALANCED PORTFOLIO          Seeks to provide as high a level of total
(CLASS 2)                          return (consisting of reinvested income and
                                   capital appreciation) as is consistent with
                                   reasonable risk. In general, relative to the
                                   other Portfolios, the Balanced Portfolio
                                   should offer you the potential for a medium
                                   level of income and a medium level of capital
                                   growth, while exposing you to a medium level
                                   of principal risk. Investment adviser is WM
                                   Advisors, Inc.

WM SAM CONSERVATIVE BALANCED       Seeks to provide a high level of total return
PORTFOLIO (CLASS 2)                (consisting of reinvestment of income and
                                   capital appreciation), consistent with a
                                   moderate degree of principal risk. In
                                   general, relative to the other Portfolios,
                                   the Conservative Balance Portfolio should
                                   offer you the potential for a medium to high
                                   level of income and a medium to low level of
                                   capital growth, while exposing you to a
                                   medium to low level of principal risk.
                                   Investment adviser is WM Advisors, Inc.

WM SAM FLEXIBLE INCOME             Seeks to provide a high level of total return
PORTFOLIO (CLASS 2)                (consisting of reinvestment of income with
                                   some capital appreciation). In general,
                                   relative to the other Portfolios, the
                                   Flexible Income Portfolio should offer you
                                   the potential for a high level of income and
                                   a low level of capital growth, while exposing
                                   you to a low level of principal risk.
                                   Investment adviser is WM Advisors, Inc.

WM EQUITY INCOME FUND (CLASS 2)    Seeks to provide a relatively high level of
                                   current income while achieving long-term
                                   growth of income and capital. Investment
                                   adviser is WM Advisors, Inc.

WM GROWTH & INCOME FUND            Seeks to provide long-term capital growth.
(CLASS 2)                          Current income is a secondary consideration.
                                   Investment adviser is WM Advisors, Inc.

WM WEST COAST EQUITY FUND          Seeks long-term growth of capital. Investment
(CLASS 2)                          adviser is WM Advisors, Inc.

WM GROWTH FUND (CLASS 2)           Seeks long-term capital appreciation.
                                   Investment adviser is WM Advisors, Inc.

WM MID CAP STOCK FUND              Seeks to provide long-term capital
(CLASS 2)                          appreciation. Investment adviser is WM
                                   Advisors, Inc.

WM SMALL CAP STOCK FUND            Seeks long-term capital appreciation.
(CLASS 2)                          Investment adviser is WM Advisors, Inc.

WM INTERNATIONAL GROWTH FUND       Seeks to provide long-term capital
(CLASS 2)                          appreciation. Investment adviser is WM
                                   Advisors, Inc.

WM SHORT TERM INCOME FUND          Seeks as high a level of current income as is
(CLASS 2)                          consistent with prudent investment management
                                   and stability of principal. Investment
                                   adviser is WM Advisors, Inc.

WM U.S. GOVERNMENT SECURITIES      Seeks a high level of current income,
FUND (CLASS 2)                     consistent with safety and liquidity.
                                   Investment adviser is WM Advisors, Inc.

WM INCOME FUND (CLASS 2)           Seeks a high level of current income
                                   consistent with preservation of capital.
                                   Investment adviser is WM Advisors, Inc.

WM MONEY MARKET FUND (CLASS 2)     Seeks to maximize current income while
                                   preserving capital and maintaining liquidity.
                                   Investment adviser is WM Advisors, Inc.


      In addition to the variable account, the funds may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies as well as to qualified plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the funds simultaneously. Although neither Farmers nor the mutual funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each fund's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

      If a fund's Board of Directors (or Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Farmers will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

PLEASE READ THE ATTACHED PROSPECTUSES FOR THE PORTFOLIOS TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS.

                         AVAILABILITY OF THE PORTFOLIOS

      We cannot guarantee that each portfolio will always be available for investment through the Policies.

      We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the variable account. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

      We also reserve the right in our sole discretion to establish additional subaccounts, eliminate or combine one or more subaccounts, combine the variable account with one or more other separate accounts, or operate the variable account as a different kind of investment company. Subject to obtaining any approvals or consents required by law, the assets of one or more subaccounts may also be transferred to any other subaccount if, in our sole discretion, conditions warrant.

                       YOUR RIGHT TO VOTE PORTFOLIO SHARES

      Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Policy owners instruct, so long as such action is required by law.

      Before a vote of a portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Contract Value you have in that portfolio (as of a date set by the portfolio).

      If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policy owners advising you of the action and the reasons we took such action.

THE POLICY
================================================================================

                               PURCHASING A POLICY

      To purchase a Policy, you must send the application and, in most cases an initial premium, to us through any licensed Farmers insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy, WM Funds Distributor, Inc. Acceptance of an application is subject to our insurance underwriting, and we reserve the right to decline an application for any reasons subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or canceled, the full amount paid with the application will be refunded.

      We determine the minimum principal sum (death benefit) for a Policy based on the attained age of the insured when we issue the Policy. The minimum principal sum for the preferred premium class is $100,000, and $50,000 for all others. The maximum issue age for insureds is age 75. We base the minimum initial premium for your Policy on a number of factors including the age, sex and premium class of the insured and the amount of the principal sum. We currently require a minimum initial premium as shown on the Policy's specifications page.

      We use different underwriting standards in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

                        TAX-FREE `SECTION 1035' EXCHANGES

      You can generally exchange one life insurance policy for another in a `tax-free exchange' under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. The Policy will have new suicide and incontestability periods, during which benefits may be denied in certain circumstances. Your old policy's suicide and incontestability periods may have expired. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

                      WHEN INSURANCE COVERAGE TAKES EFFECT

      TEMPORARY INSURANCE COVERAGE. If the proposed insured meets our eligibility requirements for temporary insurance coverage, then we will provide the proposed insured with temporary insurance coverage in the amount of $50,000. The conditions and eligibility requirements for temporary insurance coverage are detailed in the Temporary Insurance Agreement included with the Policy application.

      Temporary insurance coverage terminates automatically, and without notice, on the earliest of:

            -     The date full insurance coverage becomes effective; or
            - The date the proposed insured receives notice that their application has been declined, and in no event later than 12:01 a.m. Pacific Standard Time of the fifth day after Farmers has mailed a letter giving such notice; or
            - The date the proposed insured or the owner signs a request to cancel the application or rejects the Policy if issued.

      FULL INSURANCE COVERAGE. If we issue the Policy as applied for, full insurance coverage under the Policy will take effect on the issue date, provided sufficient payment has been received. If we issue a Policy other than as applied for, full insurance coverage will take effect either upon the completion of all underwriting and owner payment for and acceptance of the Policy, or on the issue date, whichever is later. The issue date will be printed in the Policy and may be several days later than when the Policy is delivered to you. Full insurance coverage will not begin before the issue date printed in the Policy.

      Generally, we will issue the Policy if we determine that the insured meets our underwriting requirements and we accept the original application. On the issue date, we will begin to deduct monthly deductions from your net premium and we will allocate your premium (multiplied by the percent of premium factor, and minus the monthly deduction(s)) to the fixed account until the reallocation date. See "Allocating Premiums."

                                OWNERSHIP RIGHTS

      The Policy belongs to the owner named in the application. The owner may exercise all of the ownership rights and options described in the Policy. The insured is the owner unless the application specifies a different person as the owner. If the owner dies before the insured and no successor owner is named, then ownership of the Policy will pass to the insured. The owner may exercise certain rights described below.

Changing the Owner      -     You may change the owner by providing a written
                              request to us at any time while the insured is
                              alive.
                        -     The change takes effect on the date that the
                              written request is signed.
                        -     We are not liable for any actions we may have
                              taken before we received the written request.
                        -     Changing the owner does not automatically change
                              the beneficiary.
                        -     Changing the owner may have tax consequences. You
                              should consult a tax adviser before changing the
                              owner.
Selecting and           -     You designate the beneficiary (the person to
Changing the                  receive the death benefit when the insured dies)
Beneficiary                   in the application.
                        -     If you designate more than one beneficiary, then
                              each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
                        -     If the beneficiary dies before the insured, then
                              any contingent beneficiary becomes the
                              beneficiary.
                        -     If both the beneficiary and contingent beneficiary
                              die before the insured, then we will pay the death benefit to the owner or the owner's estate once the insured dies.
                        -     You can request a delay clause that provides that
                              if the beneficiary dies within a specified number of days (maximum 180 days) following the insured's death, then the death benefit proceeds will be paid as if the beneficiary had died first.
                        -     You can change the beneficiary by providing us
                              with a written request while the insured is living.
                        -     The change in beneficiary is effective as of the
                              date you sign the written request.
                        -     We are not liable for any actions we may have
                              taken before we received the written request.

Assigning the Policy    -     You may assign Policy rights while the insured is
                              alive.
                        -     The owner retains any ownership rights that are
                              not assigned.
                        -     Assignee may not change the owner or the
                              beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.
                        -     Claims under any assignment are subject to proof
                              of interest and the extent of the assignment.
                        -     We are not:

                              - bound by any assignment unless we receive a written notice of the assignment.
                              -  responsible for the validity of any assignment.
                              - liable for any payment we made before we received written notice of the assignment.

                        - Assigning the Policy may have tax consequences. See "Federal Tax Considerations."

                               CANCELING A POLICY

      You may cancel a Policy during the "right-to-examine period" by returning it to our Home Office. In most states, the right-to-examine period expires 10 days after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the right-to-examine period, we will treat the

Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund an amount equal to the greater of Contract Value at the end of the Valuation Date on which we receive the returned Policy at our Home Office or the sum of all premiums paid for the Policy.

PREMIUMS
================================================================================

                               PREMIUM FLEXIBILITY

      You have flexibility to determine the frequency and the amount of the premiums you pay. You do not have to pay premiums according to any schedule. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium. PAYING THE MINIMUM PREMIUMS FOR THE POLICY WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. It is likely that additional premiums will be necessary to keep the Policy in force until maturity.

      Before the issue date of the Policy (or if premium is paid on delivery of the Policy, before the record date), we will require you to pay the premium indicated on your Policy's specification page. Thereafter, you may pay premiums ($25 minimum) at any time. You must send all premiums to our Service Center. We reserve the right to limit the number and amount of any unscheduled premiums. You may not pay any premiums after the insured reaches attained age 100.

      We multiply each premium by the percent of premium factor (currently 95.75%) and credit the resulting value to the Contract Value. We retain the balance of each premium to compensate us for certain expenses such as premium taxes and selling expenses.

      WE WILL TREAT ANY PAYMENT YOU MAKE AS A PREMIUM UNLESS YOU CLEARLY MARK IT AS A LOAN REPAYMENT. We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code, or if the payment would increase the death benefit by more than the amount of the premium.

      ELECTRONIC PAYMENTS OR BILLING. If you authorize electronic payment of your premiums from your bank account, or if you ask to be billed for your planned premiums, the total amount of premiums being debited, or billed, must be at least $300 per year. You can be billed, or make electronic payments, on an annual, semi-annual, quarterly or monthly basis for the applicable fraction of $300, but the total for the year must add up to at least $300.

      You can stop paying premiums at any time and your Policy will continue in force until the earlier of the maturity date (when the insured reaches attained age 120), or the date when either (1) the insured dies, or (2) the grace period ends after the Surrender Value has been exhausted, or (3) we receive your signed request to surrender the Policy.


      BACKDATING. We may sometimes backdate a Policy, if you request, by assigning an issue date earlier than the record date so that you can obtain lower cost of insurance rates, based on a younger insurance age. We will not backdate a Policy earlier than the date the application is signed. For a backdated Policy, monthly deductions including cost of insurance charges and underwriting and sales charges will begin on the backdated issue date. You will therefore incur charges for the period between the issue date and the record date as though full insurance coverage is in effect during this period, even though full coverage does not in fact begin until the record date (or a few days prior to the record date in some cases). (See "When Insurance Coverage Takes Effect.")


      TAX CODE PROCESSING. If Farmers receives any premium payment that it anticipates will cause a Policy to become a modified endowment contract ("MEC") or will cause a Policy to lose its status as life insurance under Section 7702 of the Tax Code, Farmers will not accept the EXCESS PORTION of that premium and will immediately notify the owner and give an explanation of the issue. Farmers will refund the EXCESS premium no later than

2 weeks after receipt of the premium at the Service Center (the "refund date"), except in the following circumstances:

            a.    the tax problem resolves itself prior to the refund date; or

            b. the tax problem relates to a MEC and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issue involved.

      In the above cases, Farmers will treat the excess premium as having been received on the date the tax problem resolves itself or the date Farmers receives the signed acknowledgment at the Service Center. We will then process the excess premium accordingly.

                                MINIMUM PREMIUMS

      The full initial premium is the only premium required to be paid under the Policy. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the minimum premium. PAYING THE MINIMUM PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. It is likely that additional premiums will be necessary to keep the Policy in force to maturity.

      The initial minimum premium for two alternative payment modes (for example, annual and monthly) are shown on your Policy's specifications page. The minimum premium depends on a number of factors including the age, sex, and premium class of the insured, and the principal sum.

      The minimum premium will change if:

            -     you increase or decrease the principal sum;
            -     you change the death benefit option;
            -     you change or add a rider;
            - you take a partial withdrawal when you have elected the level death benefit option (Option B); or
            - the insured's premium class changes (for example, from nicotine to non-nicotine, or from standard to substandard).

      If your Surrender Value (that is, the Contract Value, minus the surrender charge, and minus any outstanding loan amount plus any interest you would owe if you surrendered the Policy) becomes zero or less AND if the total premiums you have paid, less withdrawals (not including surrender charges and processing fees), are less than the cumulative minimum premiums under your Policy, then your Policy will enter a 61-day grace period. During the grace period, you must make a payment large enough to keep the Policy in force. The cumulative minimum premiums is the sum of all past monthly-mode minimum premiums since the issue date.

      But if the total premiums you have paid, less withdrawals (not including surrender charges and processing fees), are greater than the cumulative minimum premiums, then your Policy will enter a grace period only if your Contract Value, minus any outstanding loan amount (plus any interest you would owe if you surrendered the Policy), is not large enough to pay the entire monthly deduction when due. See "Risk Summary," and "Policy Lapse."

      Your Policy can lapse before maturity, depending on the premiums you pay and the investment results of the subaccounts in which you invest your Contract Value. Your agent can provide you with an illustration that can show how many years your Policy would stay in force under various premium and hypothetical investment scenarios. For certain issue ages, classes and policy sizes, this illustration may show that regular payments of the minimum premium will keep your Policy in force several years even if investment results are very low and even if we impose the maximum charges allowed by the Policy. This is not true for all ages, classes, and investment results, however, so we encourage you to request an illustration from your agent to help you decide what level of premium payments to pay in your particular circumstances.

                                PLANNED PREMIUMS

      You may determine a planned premium schedule that allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned premiums by sending us a written request. We have the right to limit the amount of any increase in planned premiums. Even if you make your planned premiums on schedule, your Policy may lapse if your Surrender Value (or unloaned Contract Value, if applicable) ever becomes less than the monthly deduction. See "Risk Summary," "Policy Lapse."

                               ALLOCATING PREMIUMS

      When you apply for a Policy, you must instruct us to allocate your initial premium(s) to one or more subaccounts of the variable account and to the fixed account according to the following rules:

            - you must put at least 1% of each premium in any subaccount or the fixed account you select;

            - allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions. We reserve the right to limit the number of premium allocation changes. We also reserve the right to limit the number of subaccount allocations in effect at any one time.

      Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.


      On the issue date, we will allocate your premium(s) received, times the percent of premium factor, minus the monthly deduction(s) to the fixed account. If you make your first premium payment upon delivery of the Policy, we will allocate your premium to the fixed account on the date it is received at the Service Center. We also allocate any premiums we receive from the issue date to the reallocation date (the record date, plus the number of days in your state's right to examine period, plus 10 days) to the fixed account. While held in the fixed account, premium(s) will be credited with interest at the current fixed account rate. On the reallocation date, we will reallocate the Contract Value in the fixed account to the other subaccounts (at the unit value next determined) and the fixed account in accordance with the allocation percentages provided in the application.


      Unless additional underwriting is required, we invest all premiums paid after the reallocation date on the Valuation Day they are received in our Service Center. We credit these premiums to the subaccounts at the unit value next determined after we receive your payment.

CONTRACT VALUES
================================================================================

CONTRACT VALUE    -     serves as the starting point for calculating values
                        under a Policy
                  -     equals the sum of all values in each subaccount, the
                        loan account and the fixed account
                  -     is determined on the issue date and on each Valuation
                        Day
                  -     on the issue date, equals the initial premium times the
                        percent of premium factor, less the monthly deduction
                  -     has no guaranteed minimum amount and may be more or less
                        than premiums paid

                                 SURRENDER VALUE

      The Surrender Value is the amount we pay when you surrender your Policy. We determine the Surrender Value at the end of the Valuation Period when we receive your written surrender request.

SURRENDER VALUE ON ANY   -   the Contract Value as of such date; MINUS
VALUATION DAY EQUALS:    -   any surrender charge as of such date; MINUS
                         -   any outstanding Policy loans; MINUS
                         -   any interest you would owe on the Policy loans if
                             you surrendered the Policy.

                                SUBACCOUNT VALUE

      Each subaccount's value is the Contract Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.


THE NUMBER OF UNITS      -   the initial units purchased at the unit value on
IN ANY PLUS                  the issue date;
SUBACCOUNT ON ANY        -   units purchased with additional premiums net of the
VALUATION                    percent of premium factor; PLUS
DAY EQUALS:              -   units purchased via transfers from another
                             subaccount or the fixed account; MINUS
                         -   units redeemed to pay a pro-rata share of the
                             monthly deductions; MINUS
                         -   units redeemed to pay for withdrawals (partial
                             surrenders) and any processing fees; MINUS
                         -   units redeemed as part of a transfer to another
                             subaccount, the loan account or the fixed account.


      Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer, or withdrawal, by the unit value for that subaccount at the end of the Valuation Period.

                              SUBACCOUNT UNIT VALUE

      The value (or price) of each subaccount will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at the figure shown on the Variable Account's financial statements. The unit value may increase or decrease from one Valuation Period to the next.

      The unit value of any subaccount at the end of a Valuation Period is calculated as:

      A x B, where:

      "A" is the subaccount's unit value for the end of the immediately preceding Valuation Day; and
      "B" is the net investment factor for the most current Valuation Day.

      The net investment factor is an index we use to measure the investment performance of a subaccount from one Valuation Period to the next. Each subaccount has a net investment factor for each Valuation Period that may be greater or less than one. Therefore, the value of a unit (and the value of a subaccount) may increase or decrease. We determine the net investment factor for any subaccount for any Valuation Period by the following formula:

            X/Y - Z

"X" equals:

      1. the net asset value per portfolio share held in the subaccount at the end of the current Valuation Day; PLUS

      2. the per share amount of any dividend or capital gain distribution on shares held in the subaccount during the current Valuation Day; MINUS

      3. the per share amount of any capital loss distribution on shares held in the subaccount during the current Valuation Day; MINUS

      4. the per share amount of any taxes or any amount set aside during the Valuation Day as a reserve for taxes.

"Y" equals the net asset value per portfolio share held in the subaccount as of the end of the immediately preceding Valuation Day.

"Z" equals the mortality and expense risk charge.

                               FIXED ACCOUNT VALUE

      On the issue date, the fixed account value is equal to the premiums paid multiplied by the percent of premium factor, less the first monthly deduction.

THE FIXED ACCOUNT       -     the fixed account value on the preceding Valuation
VALUE AT THE END OF           Day plus interest from the preceding Valuation Day
ANY VALUATION                 to the date of calculation; PLUS
PERIOD EQUALS:
                        -     the portion of the premium(s), multiplied by the
                              percent of premium factor, allocated to the fixed account since the preceding Valuation Day, plus interest from the date such premiums were received to the date of calculation; PLUS

                        - any amounts transferred to the fixed account since the preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation; MINUS


                        - the amount of any transfer from the fixed account to the subaccounts and the loan account since the preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation, and any processing fee; MINUS



                        - the amount of any withdrawals (partial surrenders) and any processing fees deducted from the fixed account since the preceding Valuation Day, plus interest on those surrendered amounts from the effective date of each withdrawal to the date of calculation; MINUS


                        - a pro-rata share of the monthly deduction, on each Valuation Day when a monthly deduction is due.

Your Policy's guaranteed minimum fixed account value will not be less than the minimum values required by the state where we deliver your Policy.

                               LOAN ACCOUNT VALUE

THE LOAN ACCOUNT        -     the loan account value on the preceding Valuation
VALUE AT THE END              Day plus interest from the preceding Valuation Day
OF ANY VALUATION              to the date of calculation; PLUS
PERIOD EQUALS:
                        -     any amounts transferred to the loan account since
                              the preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation; MINUS

                        - the amount of any transfer from the loan account to the subaccounts and the fixed account since the preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation.

      Interest is charged daily on Policy loans. Interest is due and payable at the end of each Policy year or, if earlier, on the date of any Policy loan increase or repayment. Any interest not paid when due will be transferred from the fixed account and subaccounts to the loan account on a pro-rata basis if sufficient funds are available for transfer. Unpaid interest becomes part of the outstanding loan and accrues interest daily.

CHARGES AND DEDUCTIONS
================================================================================

      This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges we deduct under the Policy may result in a profit to us.

SERVICES AND BENEFITS WE   -   the death benefit, surrender and loan benefits
PROVIDE:                       under the Policy and the benefits provided by
                               riders
                           -   investment options, including premium allocations
                           -   administration of elective options
                           -   the distribution of reports to owners

COSTS AND EXPENSES WE      -   costs associated with processing and underwriting
INCUR:                         applications, issuing and administering the
                               Policy (including any riders)
                           -   overhead and other expenses for providing
                               services and benefits
                           -   sales and marketing expenses, including
                               compensation paid in connection with the sale of the Policies
                           -   other costs of doing business, such as collecting
                               premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees

RISKS WE ASSUME INCLUDE    -   that the cost of insurance charges we deduct are
BUT ARE NOT LIMITED TO:        insufficient to meet our actual claims because
                               insureds die sooner than we anticipate
                           -   that the costs of providing the services and
                               benefits under the Policies exceed the charges we deduct


      All of the charges we deduct are used to pay aggregate Policy costs and expenses, including a profit to us, that we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.


                               PREMIUM DEDUCTIONS

      When you make a premium payment, we apply a percent of premium factor currently equal to 95.75% to the premium to determine the amount that we will allocate to the subaccounts and the fixed account according to your instructions. The 4.25% of each premium that we retain is the sum of 2%, which compensates us for a portion of our sales expenses, and 2.25%, which compensates us for the estimated average state premium taxes we expect to incur in the future. State premium tax rates vary from state to state, and currently range from 0.50% to 3.50% in the states in which the Policy is sold. The 2.25% estimated charge does not necessarily reflect the actual premium tax rate that applies to a particular Policy. If the actual premium tax rate is less than 2.25%, the difference between the actual rate and the 2.25% will be retained by us to help cover additional premium tax charges that may be imposed in the future, and to help cover premium taxes imposed on policies in states that charge a higher premium tax rate.


                                MONTHLY DEDUCTION

      We take a monthly deduction from the Contract Value on the issue date and on the Valuation Date nearest each monthly due date (the same day of each succeeding month as the issue date). We will make deductions by canceling units in each subaccount and withdrawing funds from the fixed account. We will take the monthly deduction on a pro-rata basis from all accounts except the loan account (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the sum of all subaccounts and the fixed account on the monthly due date). Because portions of the monthly deduction can vary from month-to-month, the monthly deduction will also vary.

      The monthly deduction is equal to:

            -     The cost of insurance charge for the Policy; PLUS
            -     The charges for any riders; PLUS
            -     The monthly administration charge; PLUS
            -     The monthly underwriting and sales charge; PLUS
            -     Extra charges for a special premium class, if any.

      Cost of Insurance. We assess a monthly cost of insurance charge to compensate us for the anticipated cost of paying a death benefit in excess of your Contract Value. The charge depends on a number of variables (e.g. the principal sum, the Contract Value, the insured's issue age, sex, and premium class, and the number of months since the issue date) that will cause it to vary from Policy to Policy and from month to month.

      The cost of insurance charge is equal to the cost of insurance rate at the insured's attained age, times the number of thousands of Risk Insurance Amount.

      The Risk Insurance Amount is:

            1.    The current death benefit; MINUS
            2. The Contract Value at the end of the Valuation Day preceding the monthly due date; PLUS
            3. The monthly administrative charge for the month that begins on the monthly due date; PLUS
            4.    The monthly underwriting and sales charge; PLUS
            5. Any charges for riders for the month that begins on the monthly due date.

      The Risk Insurance Amount may increase or decrease, depending on investment experience, the payment of additional premiums, Policy riders, and the application of the death benefit percentage formula. Therefore, the cost of insurance charges can increase or decrease over time.

      Cost of insurance rates are based on the principal sum, sex, attained age, and premium class of the insured. The cost of insurance rates are generally higher for male insureds than for female insureds of the same age and premium class, and ordinarily increase with age. Cost of insurance rates may never exceed the guaranteed maximum cost of insurance rates. Sample rates are shown in Appendix A.

      The premium class of the insured will affect the cost of insurance rates. We currently place insureds into preferred and standard premium classes and into special premium classes involving higher mortality risks. The cost of insurance rates for special premium classes involving higher mortality risks are multiples of the standard rates. If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table in the Policy times a special premium class rating factor shown on your Policy's specification page. This factor is applied to both current and guaranteed cost of insurance rates. This charge compensates us for additional costs associated with claims anticipated from the insureds in the special premium class.

      We calculate the cost of insurance separately for the initial principal sum and for any increase in principal sum. If you request and we approve an increase in your Policy's principal sum, then a different premium class (and a different cost of insurance rate) may apply to the increase, based on the insured's age and circumstances at the time of the increase.

      The Policies are based on mortality tables that distinguish between men and women. As a result, the Policy may pay different benefits to men and women of the same age and premium class. We also offer Policies based on unisex mortality tables if required by state law.

      We currently charge cost of insurance rates that are higher for Policies having a principal sum less than $100,000. If you reduce your principal sum below $100,000 at any time, these higher rates will apply.

      Charges for Riders. The monthly deduction includes charges for any optional insurance benefits you add to your Policy by rider.

      Monthly Administration Charge. We deduct this charge to compensate us for a portion of our administrative expenses such as recordkeeping, processing death benefit claims and Policy changes, and overhead costs. The monthly administration charge currently equals $7. We may increase or decrease this charge but it is guaranteed never to be higher than $10.

      Monthly Underwriting and Sales Charge. We deduct this charge each month during the first 60 months after the issue date to compensate us for a portion of the expenses of selling, underwriting and issuing the Policy. This charge is imposed for an additional 60 months each time you choose to increase the principal sum after the issue date. The rate for this charge depends upon the insured's age at issue or at the time of any increase in principal sum. The charge is calculated by multiplying the rate for this charge by the amount of principal sum issued or by the amount by which the principal sum is increased above the principal sum immediately prior to the current increase. The underwriting and sales charge is not imposed on any increases in principal sum that are due to a change in death benefit option. The underwriting and sales charge will not be reduced as a result of a reduction in the principal sum.

      The amount of the monthly underwriting and sales charge is computed on the issue date, as follows:

            1. Find the appropriate annualized underwriting and sales charge per $1,000 for the insured's issue age in the following table; then

            2.    Multiply this charge per $1,000 by the original principal sum;
                  then

            3.    Divide the result by 1,000; then

            4.    Divide the result by 12.




-------------------------------------------------------------------------------------------------------------------------
                             Underwriting and Sales Charge per $1,000 of Principal Sum
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Issue Age, or
 Issue Age, or                                                                              Attained Age
Attained Age at     Annualized        Issue Age, or Attained                                  at Which        Annualized
Which Principal     Charge per        Age at Which Principal    Annualized Charge per       Principal Sum     Charge per
Sum is Increased      $1,000            Sum is Increased               $1,000               is Increased        $1,000
----------------    ----------        ----------------------    ---------------------       -------------     ----------
       21              2.88                    35                        3.36                     49              6.75
       22              2.88                    36                       3.672                     50              6.95
       23              2.88                    37                       3.984                     51              7.17
       24              2.88                    38                       4.296                     52              7.4
       25              2.88                    39                       4.608                     53              7.64
       26              2.88                    40                        4.92                     54              7.89
       27              2.88                    41                       5.016                     55              8.16
       28              2.88                    42                       5.112                     56              8.45
       29              2.88                    43                       5.208                     57              8.75
       30              2.88                    44                       5.304                     58              9.08
       31             2.976                    45                        5.4                      59              9.43
       32             3.072                    46                       5.832                     60              9.8
       33             3.168                    47                       6.264                     61              10.2
       34             3.264                    48                        6.55                62 and older        10.51


      If you choose to increase the principal sum after the issue date, we will assess the underwriting and sales charge for 60 months after the increase takes effect. The charge will be assessed only on the amount of the increase in principal sum, using the charge applicable to the insured's issue age. The charge will be calculated by following the four steps outlined above.


      Extra Monthly Charge for Policies in a Special Premium Class. We may deduct an additional flat extra monthly charge if the insured is in a special premium class. This compensates us for the additional costs associated with the special premium class. The charge, if any, will be shown on your Policy's specifications page.

                        MORTALITY AND EXPENSE RISK CHARGE

      We deduct a daily charge from your Contract Value in each subaccount to compensate us for a portion of certain mortality and expense risks we assume. The mortality risk is the risk that an insured will live for a shorter time than we project. The expense risk is the risk that the expenses we incur will exceed the maximum charges we can impose according to the terms of the Policy. The mortality and expense risk charge is equal to:

            -     your Contract Value in each subaccount MULTIPLIED BY


            - the daily pro rata portion of the annual mortality and expense risk charge rate of 0.70% during the first 10 Policy years, 0.30% during Policy years 11 through 20 and 0.25% thereafter.


      If this charge and the other charges we impose do not cover our actual costs, we absorb the loss. Conversely, if the charges we impose more than cover actual costs, the excess is added to our surplus. We expect to profit from the mortality and expense risk charge. We may use any profits for any lawful purpose including covering distribution costs.

                                SURRENDER CHARGE


      We deduct a surrender charge if, during the first five Policy years or within five years after any increase in principal sum, you fully surrender the Policy. In the case of a full surrender, we pay you the Contract Value less any surrender charge and any outstanding loan amount and any interest you owe. The payment you receive is called the Surrender Value.

      THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THIS CHARGE BEFORE YOU REQUEST A SURRENDER. Under some circumstances the level of surrender charges might result in no Surrender Value available if you surrender your Policy during the period when surrender charges apply. This will depend on a number of factors, but is more likely if:

            1. you pay premiums equal to or not much higher than the minimum premium shown in your Policy, or
            2.    investment performance is too low.

      The surrender charge is equal to the sum of all the underwriting and sales charges that remain on the Policy, assuming the Policy stayed in force until the maturity date.

      An example of calculating the surrender charge follows:

      This example is for a policy that is in its 39th month. The principal sum is $200,000 and the issue age is 35.

      The monthly underwriting and sales charge for this policy is (3.36)(200,000/1,000)/12 = $56.00. The number of such charges that remain on the policy is 60-39 = 21. Therefore, the surrender charge is (21)(56.00) = $1,176.

      PARTIAL WITHDRAWAL PROCESSING FEE. We deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn.

                                 TRANSFER CHARGE

      - We currently allow you to make 12 transfers each Policy year free from charge. Any unused free transfers do not carry over to the next Policy year.

      - We charge $25 for each additional transfer. We will not increase this charge.

      - For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of subaccounts (or fixed account) affected by the transfer.

      - We deduct the transfer charge from the amount being transferred, or from the remaining Contract Value, according to your instructions.

      - Transfers we effect on the reallocation date, and transfers due to loans and dollar cost averaging, do NOT count as transfers for the purpose of assessing this charge.

                               PORTFOLIO EXPENSES

      The value of the net assets of each subaccount is reduced by the investment management fees, 12b-1 fees and service fees in some cases, and other expenses incurred by the corresponding portfolio in which the subaccount invests. You pay these fees and expenses indirectly. See the Portfolio Expense Table in this prospectus, and the portfolios' prospectuses for further information on these fees and expenses.

      We (and our affiliates) receive compensation from certain investment advisers and/or administrators (and/or an affiliate thereof) of the portfolios in connection with administrative or other services we provide and cost savings experienced by the investment advisers, administrators or distributors. Such compensation may range from an annual rate of 0.10% to 0.25% and is based on a percentage of assets of the particular portfolios attributable to the Policy, and in some cases, other policies issued by Farmers (or its affiliates). We also receive the service fees and all or a portion of the 12b-1 fees deducted from portfolio assets as reimbursement for providing certain services permitted under the fund's 12b-1 plan. Some advisers, administrators or portfolios may pay us more than others.

                                  OTHER CHARGES

      -     We charge $5 for each additional annual report you request.
      -     Any riders attached to the Policy will have their own charges.

DEATH BENEFIT
================================================================================

                             DEATH BENEFIT PROCEEDS

      As long as the Policy is in force, we will pay the death benefit proceeds once we receive satisfactory proof of the insured's death at our Home Office. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary. If the beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner's estate. We will pay the death benefit proceeds into an interest paying checking account or under a payment option. See "Payment Options."

DEATH BENEFIT        -   the death benefit (described below); MINUS
PROCEEDS EQUAL:      -   any past due monthly deductions; MINUS
                     -   any outstanding Policy loan on the date of death; MINUS
                     -   any interest you owe on the Policy loan(s); PLUS
                     -   any additional benefits payable under the terms of any
                         riders attached to the Policy.

      If all or a part of the death benefit proceeds are paid in one lump sum and the proceeds are at least $10,000, we will place the lump-sum payment into an interest-bearing special account opened in the beneficiary's name. We will provide the beneficiary with a checkbook to access these funds from the special account within seven days of our receipt of due proof of death and payment instructions at the Service Center. The beneficiary can withdraw all or a portion of the death benefit proceeds at any time, and will receive interest on the proceeds remaining in the account. The special account is part of our general account, is not FDIC insured, and is subject to the claims of our creditors. We may receive a benefit from the amounts held in the account.

      We may further adjust the amount of the death benefit proceeds under certain circumstances. See "Our Right to Contest the Policy," "Misstatement of Age or Sex," and "Suicide Exclusion."

                              DEATH BENEFIT OPTIONS

      In your application, you tell us how much life insurance coverage you initially want to purchase on the life of the insured. We call this the "principal sum" of insurance. You also choose whether the death benefit we will pay is Option A (variable death benefit through attained age 99), or Option B (level death benefit through attained age 99). For attained ages after age 99, the death benefit equals the Contract Value. You may change the death benefit option at any time.

THE VARIABLE DEATH      -     the principal sum PLUS the Contract Value
BENEFIT UNDER OPTION A        (determined as of the end of the Valuation Period
IS THE GREATER OF:            during which the insured dies); OR
                        -     the death benefit required by the Tax Code
                              (Contract Value on the date of death multiplied by the applicable death benefit percentage).

      Under Option A, the death benefit varies with the Contract Value.

THE LEVEL DEATH         -     the principal sum on the date of death; OR
BENEFIT UNDER OPTION B  -     the death benefit required by the Tax Code
IS THE GREATER OF:            (Contract Value on the date of death multiplied by
                              the applicable death benefit percentage).

      Under Option B, your death benefit generally equals the principal sum and will remain level, unless the Contract Value becomes so large that the Tax Code requires a higher death benefit (Contract Value times the applicable death benefit percentage).

      Under Option A, your death benefit will tend to be higher than under Option B. However, the monthly insurance charges we deduct will also be higher to compensate us for our additional risk. Because of this, your Contract Value will tend to be higher under Option B than under Option A.

      In order for the Policy to qualify as life insurance, Federal tax law requires that your death benefit be at least as much as your Contract Value multiplied by the applicable death benefit percentage. The death benefit percentage is based on the insured person's attained age. For example, the death benefit percentage is 250% for an insured at age 40 or under, and it declines for older insureds. The following table indicates the applicable death benefit percentages for different attained ages:

         ATTAINED AGE                      DEATH BENEFIT PERCENTAGE
         40 and under                                250%
           41 to 45                 250% minus 7% for each age over age 40
           46 to 50                 209% minus 6% for each age over age 46
           51 to 55                 178% minus 7% for each age over age 51
           56 to 60                 146% minus 4% for each age over age 56
           61 to 65                 128% minus 2% for each age over age 61
           66 to 70                 119% minus 1% for each age over age 66
           71 to 74                 113% minus 2% for each age over age 71
           75 to 90                                  105%
           91 to 94                 104% minus 1% for each age over age 91
           95 to 100                                 100%

      If the Tax Code requires us to increase the death benefit by reference to the death benefit percentages, that increase in the death benefit will increase our risk, and will result in a higher monthly cost of insurance.

      OPTION A EXAMPLE. Assume that the insured's attained age is under 40, that there have been no decreases in the principal sum, and that there are no outstanding loans. Under Option A, a Policy with a principal sum of $50,000 will have a death benefit equal to the greater of $50,000 plus Contract Value or 250% of the Contract Value. Thus, a Policy with a Contract Value of $10,000 will have a death benefit of $60,000 (that is, the greater of $60,000 ($50,000 + $10,000) or $25,000 (250% of $10,000)).

      However, once the Contract Value exceeds $33,334, the death benefit determined by reference to the death benefit percentage ($33,334 X 250% = $83,335) will be greater than the principal sum plus Contract Value ($50,000 + $33,334 = $83,334). Each additional dollar of Contract Value above $33,334 will increase the death benefit by $2.50. This is a circumstance in which we have the right to prohibit you from paying additional premiums because an additional dollar of premium would increase the death benefit by more than one dollar.

      Similarly, under this scenario, any time Contract Value exceeds $33,334, each dollar taken out of Contract Value will reduce the death benefit by $2.50.

      OPTION B EXAMPLE. Assume that the insured's attained age is under 40, there have been no withdrawals or decreases in principal sum, and that there are no outstanding loans. Under Option B, a Policy with a $50,000 principal sum will generally have a $50,000 death benefit. However, because the death benefit must be equal to or be greater than 250% of Contract Value, any time the Contract Value exceeds $20,000, the death benefit will be determined as required by the Tax Code (Contract Value X 250%) and will exceed the principal sum of $50,000. Each additional dollar added to the Contract Value above $20,000 will increase the death benefit by $2.50. This is a circumstance in which we have the right to prohibit you from paying additional premiums because an additional dollar of premium would increase the death benefit by more than one dollar.

      Similarly, so long as the Contract Value exceeds $20,000, each dollar taken out of the Contract Value will reduce the death benefit by $2.50.

                         CHANGING DEATH BENEFIT OPTIONS

      - You may change death benefit options or change the principal sum (but not both, unless done simultaneously) once each Policy year.

      -     You must make your request in writing.

      - We may require evidence of insurability. We can deny your request for reasons including but not limited to the following:

            - We do not wish to increase the death benefits due to the insured's health, occupation, avocations, or any factor that we believe has a bearing on the insured's risk of death.

            - We conclude the insured has an excessive amount of insurance coverage

            - We conclude the owner no longer has an insurable interest in the insured.

      - The effective date of the change will be the monthly due date on or following the date when we approve your request for a change.

      - We will send you a Policy endorsement with the change to attach to your Policy.

      - Changing the death benefit option may have tax consequences. You should consult a tax adviser before changing the death benefit option.

      FROM OPTION A (VARIABLE DEATH BENEFIT) TO OPTION B (LEVEL DEATH BENEFIT)

            -     We do not require evidence of insurability.

            - The principal sum will change. The new Option B principal sum will equal the Option A principal sum plus the Contract Value on the effective date of the change.

            - WE WILL NOT IMPOSE AN ADDITIONAL UNDERWRITING AND SALES CHARGE ON THE PORTIONS OF ANY INCREASE IN PRINCIPAL SUM DUE TO A CHANGE IN DEATH BENEFIT OPTION.

            -     The minimum premium will increase.

            - The change in option affects the determination of the death benefit since Contract Value is no longer added to the principal sum. The death benefit will equal the new principal sum (or, if higher, the Contract Value times the applicable death benefit percentage).

      FROM OPTION B (LEVEL DEATH BENEFIT) TO OPTION A (VARIABLE DEATH BENEFIT)

            -     You must provide satisfactory evidence of insurability.

            - The principal sum will change. The new Option A principal sum will equal the Option B principal sum less the Contract Value immediately before the change, but the new principal sum will not be less than the minimum principal sum shown on your Policy's specifications page.

            -     The minimum premium will decrease.

            - The change in death benefit option affects the determination of the death benefit since Contract Value will be added to the new principal sum, and the death benefit will then vary with the Contract Value.

            - Any underwriting and sales charge on the Policy will not be reduced as a result of any decrease in the principal sum.

      A change in death benefit option may affect the future monthly cost of insurance charge, which varies with the Risk Insurance Amount. Generally, the Risk Insurance Amount is the amount by which the death benefit exceeds the Contract Value. (See " Charges and Deductions - Monthly Deduction - Cost of Insurance.") If the death benefit does not equal Contract Value times the death benefit percentage under either Options A or B, changing from Option A (variable death benefit) to Option B (level death benefit) will generally decrease the future Risk Insurance Amount. This would decrease the future cost of insurance charges. Changing from Option B (level death benefit) to Option A (variable death benefit) generally results in a Risk Insurance Amount that remains level. Such a change, however, results in an increase in cost of insurance charges over time, since the cost of insurance rates increase with the insured's age.


      The underwriting and sales charge and the surrender charge for the Policy will continue to be based on the same principal sum amount on which it was based immediately before the change and on any subsequent requested increase in principal sum.



                   EFFECTS OF WITHDRAWALS ON THE DEATH BENEFIT



      If you have selected the variable death benefit (Option A), a withdrawal will not affect the principal sum. But if you have selected the level death benefit (Option B), a withdrawal (partial surrender) will reduce the principal sum by the amount of the withdrawal (not including the processing fee). The reduction in principal sum will be subject to the terms of the Changing the Principal Sum section below.


                           CHANGING THE PRINCIPAL SUM

      When you apply for the Policy, you tell us how much life insurance coverage you initially want on the life of the insured. We call this the principal sum. You may change the principal sum subject to the conditions described below. YOU MAY EITHER CHANGE THE PRINCIPAL SUM OR CHANGE THE DEATH BENEFIT OPTION (BUT NOT BOTH, UNLESS DONE SIMULTANEOUSLY) NO MORE THAN ONCE PER POLICY YEAR. We will send you a Policy endorsement with the change to attach to your Policy.

      Increasing the principal sum could increase the death benefit. Decreasing the principal sum could decrease the death benefit. The amount of change in the death benefit will depend, among other things, upon the selected death benefit option and the degree to which the death benefit exceeds the principal sum prior to the change. Changing the principal sum could affect the subsequent level of death benefit and Policy values. An increase in the principal sum may increase the Risk Insurance Amount, thereby increasing your cost of insurance charge. Conversely, a decrease in the principal sum may decrease the Risk Insurance Amount, thereby decreasing your cost of insurance charge.

      We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code. However, changing the principal sum may have other tax consequences. You should consult a tax adviser before changing the principal sum.

      INCREASES

      - You may increase the principal sum by submitting a written request and providing evidence of insurability satisfactory to us. The increase will be effective on the monthly due date following our approval of your request. We can deny your request for reasons including but not limited to the following:

            - We do not wish to increase the death benefits due to the insured's health, occupation, avocations, or any factor that we believe has a bearing on the insured's risk of death.

            - We conclude the insured has an excessive amount of insurance coverage

            - We conclude the owner no longer has an insurable interest in the insured.

      - You can increase the principal sum at any time before the insured's attained age 75. Increases during the first Policy year are permitted.

      - The minimum increase is $25,000 during the first two years after the issue date. The minimum increase after the second year is $100,000 if the premium class shown on the Specifications Page of your Policy is preferred non-nicotine use, or $50,000 otherwise.

      - An additional underwriting and sales charge will be imposed each month during the 60 months following each increase in principal sum. We assess this charge on the amount of the increase in principal sum. See the "Underwriting and Sales Charge" section of this prospectus for an explanation of how this charge is calculated.

      - Increasing the principal sum will increase your Policy's minimum premium.

      DECREASES

            - You may decrease the principal sum, but not below the minimum principal sum amount shown on your Policy's specifications page.

            - You must submit a written request to decrease the principal sum. Evidence of insurability is not required.

            - Any decrease will be effective on the monthly due date following our approval of your request.

            - A reduction in principal sum will not reduce any underwriting and sales charges or surrender charges on the Policy.

            - A decrease in principal sum may require that a portion of a Policy's Surrender Value be distributed as a partial surrender in order to maintain federal tax compliance. Decreasing the principal sum may also cause your Policy to become a Modified Endowment Policy under federal tax law and receive less favorable tax treatment than other life insurance policies. See "Tax Treatment of Policy Benefits, Modified Endowment Policies."

            - Decreasing the principal sum will reduce your Policy's minimum premium.

            - Decreasing the principal sum may increase the rates we charge you for the cost of insurance. We currently charge significantly higher rates if the principal sum is below $100,000 than if it is at least $100,000.

                                 PAYMENT OPTIONS

      There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Below is information concerning settlement options described in your Policy. None of these options vary with the investment performance of the variable account.

SETTLEMENT OPTIONS. If you surrender the Policy, or if the Policy matures, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of five fixed settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. The proceeds under any settlement option must be at least $2,500, and each payment must be at least $25, or we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

      Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date, the maturity date or the insured's date of death.

      Under any settlement option, the dollar amount of each payment will depend on three things:

            - the amount of the surrender or death benefit proceeds on the surrender date, maturity date or insured's date of death;

            - the interest rate we credit on those amounts (we guarantee a minimum interest rate); and

            - the specific option(s) you choose. The amount you would receive may depend on your adjusted age and sex.

OPTION 1 -        -     Your proceeds will earn interest at a rate of 2.5% per
INTEREST                year compounded annually.
ACCUMULATION:     -     We may not keep the funds under this option for longer
                        than five years, unless the beneficiary is a minor, in which case we may hold the funds until the beneficiary attains the age of majority.

OPTION 2 -        -     You will receive income of at least $25 annually, $12.42
INTEREST INCOME:        semi-annually, $6.19 quarterly, or $2.05 monthly for
                        each $1,000 of proceeds.

                  - Unless you direct otherwise, the payee may withdraw the proceeds at any time.

                  - After the first year, we may defer such withdrawal for up to six months.

OPTION 3 -        -     We will pay installments for a specified period.
INCOME - PERIOD   -     The amount of each installment per $1,000 of proceeds
CERTAIN:                will not be less than the amounts shown in the table in
                        your Policy.
                  -     If the payee dies before the end of the specified
                        period, we will pay the installments to the contingent payee for the remainder of the specified period.

OPTION 4 -        -     We will pay installments of a specified amount until the
INCOME - AMOUNT         proceeds together with interest are paid in full.
CERTAIN:          -     We will credit interest at a rate of 2.5% compounded
                        annually.
OPTION 5 -        -     We will pay installments for the payee's lifetime.
INCOME - LIFE:    -     We will make payments for at least a specified
                        guaranteed period.

                  - If the payee dies before the end of the guaranteed period, we will continue to pay proceeds to a contingent payee for the remainder of the guaranteed period.
                  - The amount of each installment will depend on the adjusted age and sex of the payee at the time the first payment is due.
                  - We determine the adjusted age by calculating the age at the payee's nearest birthday on the date of the first payment and subtracting a number that depends on the year in which the first payment begins:

                         First Payment Date            Adjusted Age is Age Minus
                         ------------------            -------------------------
                            2001 to 2010                        1 Year
                            2011 to 2020                        2 Years
                            2021 to 2030                        3 Years
                            2031 to 2040                        4 Years
                             After 2040                         5 Years

SURRENDERS AND WITHDRAWALS
================================================================================

                                   SURRENDERS

      - You may make a written request to surrender your Policy for its Surrender Value as calculated at the end of the Valuation Period during which we receive your request. You should send your written request to the Service Center. A surrender may have tax consequences.

      - The insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request.


      - You will incur a surrender charge if you surrender the Policy during the first five Policy years or within five years after any increase in the principal sum. See "Charges and Deductions."


      - Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

      - We will pay you the Surrender Value in a lump sum within seven calendar days unless you request other arrangements.

      - Surrendering the Policy may have tax consequences. See "Federal Tax Consequences."

                               PARTIAL WITHDRAWALS


      After the first Policy year, you may request a withdrawal of a portion of your Contract Value subject to certain conditions. Partial withdrawals may have tax consequences. See "Federal Tax Consequences."


WITHDRAWAL        -     You must make your partial withdrawal request to us in
CONDITIONS:             writing.

                  -     You should send your written request to the Service
                        Center.

                  - You may make only one partial withdrawal each calendar quarter.

                  -     You must request at least $500.

                  - You cannot withdraw more than 75% of the Surrender Value without surrendering the Policy.

                  - You can specify the subaccount(s) and fixed account from which to make the withdrawal, otherwise we will deduct the amount from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account). No portion of the loan account may be withdrawn.

                  - We will process the withdrawal at the unit values next determined after we receive your request.

                  - We generally will pay a withdrawal request within seven calendar days after the Valuation Day when we receive the request.

      Whenever you take a withdrawal, we deduct a processing fee (on a pro rata basis) from the Contract Value equal to the lesser of $25 or 2% of the amount withdrawn.

      We will cancel units equal to the amount of the withdrawal and processing fee from the subaccounts and the fixed account according to your instructions, or on a pro-rata basis if you provide no instructions.

      If the level death benefit (Option B) is in effect at the time of a withdrawal, we will reduce the principal sum by the amount of the withdrawal (but not by the processing fee). See "Changing the Principal Sum - Decreases." We will not allow any withdrawal to reduce the principal sum below the minimum principal sum set forth in the Policy.

TRANSFERS
================================================================================

      You may make transfers from the subaccounts or from the fixed account. You may not make any transfers from the loan account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. WE MAY MODIFY OR REVOKE THE TRANSFER PRIVILEGE AT ANY TIME. The following features apply to transfers under the Policy:

      - You may make an unlimited number of transfers in a Policy year from the subaccounts.

      - You may only make one transfer each Policy year from the fixed account (unless you choose dollar cost averaging).

      - You may request transfers in writing (in a form we accept), or by telephone. You should send written requests to the Service Center.

      - For SUBACCOUNT TRANSFERS, you must transfer the lesser of $250, or the total value in the subaccount.

      - For FIXED ACCOUNT TRANSFERS, you may not transfer more than 25% of the value in the fixed account, unless the balance after the transfer is less than $250, in which case the entire amount will be transferred.

      - We deduct a $25 charge from the amount transferred or from the remaining Contract Value (your choice) for the 13th and each additional transfer in a Policy year. Any unused free transfers do not carry over to the next Policy year. Transfers we effect on the reallocation date and transfers resulting from loans are NOT treated as transfers for the purpose of the transfer charge.

      - We consider each written or telephone request to be a single transfer, regardless of the number of subaccounts (or fixed account) involved.

      - We process transfers based on unit values determined at the end of the Valuation Day when we receive your transfer request.

                              THIRD PARTY TRANSFERS

      If you authorize a third party to transact transfers on your behalf, we will honor their transfer instructions, so long as they comply with our administrative systems, rules and procedures, which we may modify or rescind at any time. We take no responsibility for any third party asset allocation program. PLEASE NOTE that any fees and charges assessed for third party asset allocation services are separate and distinct from the Policy fees and charges set forth in this prospectus. We neither recommend nor discourage the use of asset allocation services.

                            EXCESSIVE TRADING LIMITS

      We reserve the right to limit transfers in any Policy year, or to refuse any transfer request for an owner if:

      - we believe, in our sole discretion, that excessive trading by the owner, or a specific transfer request, or a group of transfer requests, may have a detrimental effect on the accumulation unit values of any subaccount or the share prices of any portfolio or would be detrimental to other owners; or

      - we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other owners.

                          DOLLAR COST AVERAGING PROGRAM

      Under the dollar cost averaging program, you may authorize us to transfer a fixed dollar amount at monthly intervals from the fixed account to one or more subaccounts. You may designate up to eight subaccounts to receive the transfers. The fixed dollar amount will purchase more accumulation units of a subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar cost averaging method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.

      You may cancel your participation in the program at any time.


      You may enroll in the dollar cost averaging program at any time by submitting a request to the Service Center. We make transfers on the same day of every month as your issue date. Transfers under the dollar cost averaging program are not included when we determine the number of free transfers permitted each year. We must receive the form at least 5 valuation days before the transfer date, for your transfers to begin on that date. When you enroll in the dollar cost averaging program, your total Contract Value in the fixed account must be at least equal to the amount you designate to be transferred on each transfer date. Transfers from the fixed account must be at least $100. Transfers under the dollar cost averaging program will not occur unless the balance in the fixed account is at least as large as the amount designated to be transferred.



      We may modify or revoke the dollar cost averaging program at any time. There is no charge for participating in the dollar cost averaging program.


                               TELEPHONE TRANSFERS

      Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. (In some states you may have to elect telephone transfers.) The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call the Service Center toll-free at 1-877-376-8008, open between 8:00 a.m. and 6:00 p.m. Eastern Time.

      Please note the following regarding telephone transfers:

            - We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

            - We will employ reasonable procedures to confirm that telephone instructions are genuine.

            - Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

            - If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

      We will process any telephone transfer order that is completely received at the Service Center before the New York Stock Exchange ("NYSE") closes (usually 4:00 p.m. Eastern time, 1:00 p.m. Pacific time). We cannot guarantee that telephone transactions will always be available. For example, our Service Center may be closed during severe weather emergencies or there may be interruptions in telephone service or problems with computer systems that are beyond our control. Outages or slowdowns may prevent or delay our receipt of your request. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

      The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time, 1:00 p.m. Pacific time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, on any day the NYSE is open, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

      We reserve the right to modify, restrict, suspend or eliminate the transfer privileges (including the telephone transfer facility) at any time, for any class of Policies, for any reason.

LOANS
================================================================================

      While the Policy is in force, you may borrow money from us using the Policy as the only security for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. See "Federal Tax Consequences."

LOAN CONDITIONS:  -     You may take a loan against the Policy for amounts up to
                        the Surrender Value minus loan interest you would have to pay by the next Policy anniversary date.

                  - To secure the loan, we transfer an amount equal to the loan from the variable account and fixed account to the loan account, which is a part of our general account. If your loan application does not specify any allocation instructions, we will transfer the loan from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account).

                  - Amounts in the loan account earn interest at the guaranteed minimum rate of 2.5% per year, compounded annually. We may credit the loan account with an interest rate different from the fixed account.

                  - We normally pay the amount of the loan within seven calendar days after we receive a proper loan request at the Service Center. We may postpone payment of loans under certain conditions. See "When We Make Payments."


                  - We charge you interest on your loan. The loan interest rate is 2.75% per year, compounded annually. Interest accrues daily and is due and payable at the end of each Policy year, or, if earlier, on the date of any loan increase or repayment. Unpaid interest becomes part of the outstanding loan and accrues interest daily.


                  - You may repay all or part of your outstanding loans at any time by sending the repayment to the Service Center. LOAN REPAYMENTS MUST BE AT LEAST $25, AND MUST BE CLEARLY MARKED AS "LOAN REPAYMENTS" OR THEY WILL BE CREDITED AS PREMIUMS.

                  - Upon each loan repayment, we will transfer an amount equal to the loan repayment from the loan account to the fixed and/or variable account according to your current premium allocation instructions.

                  - We deduct any unpaid loan amount and any interest you owe, from the Surrender Value and death benefit proceeds payable on the insured's death.

                  - If any unpaid loan amount, plus any interest you would owe if you surrendered the Policy, equals or exceeds the Contract Value, causing the Surrender Value to become zero, then your Policy will enter a 61-day grace period. See "Policy Lapse."

                             EFFECTS OF POLICY LOANS

      A Policy loan affects the Policy, because we reduce the death benefit proceeds and Surrender Value under the Policy by any outstanding loan amount plus any interest you owe. Repaying the loan causes the death benefit proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan amount in the loan account. This amount is not affected by the variable account's investment performance and may not be credited with the same interest rates currently accruing on the fixed account. Amounts transferred from the variable account to the loan account will affect the value in the variable account because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment results of the variable account.


      There are risks involved in taking a Policy loan, one of which is an increased potential for the Policy to lapse. In addition, the tax consequences of a Policy loan are uncertain. A Policy loan may have adverse tax consequences. You should review the "Federal Tax Considerations" section of this prospectus carefully, ESPECIALLY IF YOU ARE PURCHASING THIS POLICY WITH THE INTENTION OF TAKING POLICY LOANS OR PARTIAL SURRENDERS AT ANY TIME IN THE FUTURE, AND/OR YOU INTEND TO KEEP THE POLICY IN FORCE AFTER THE INSURED REACHES AGE 100. You should consult a tax adviser before taking out a Policy loan.


      We will notify you (or any assignee of record) if the sum of your loans plus any interest you owe on the loans is more than the Contract Value. If you do not submit a sufficient payment during the 61-day grace period your Policy will lapse.

POLICY LAPSE
================================================================================

                                      LAPSE

      The following circumstances will cause your Policy to enter a 61-day grace period during which you must make a large enough payment to keep your Policy in force:

                  - Your Policy's Surrender Value becomes zero, and total premiums you have paid, minus withdrawals (not including surrender charges and processing fees), are less than the cumulative minimum premiums; or

                  - The total premiums you have paid, less withdrawals (not including surrender charges and processing fees), are greater than the cumulative minimum premiums, but the Contract Value (minus outstanding loan amount and any interest you would owe if you surrendered the Policy) is too low to pay the entire monthly deduction when due.

      Whenever your Policy enters the grace period, you must make a sufficient payment before the grace period ends. If you do not make a sufficient payment by the end of the grace period, then your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be large enough to cause either one of the following conditions:

                  1. the Surrender Value must exceed zero, after deducting all due and unpaid monthly deductions; OR

                  2. total premiums paid less withdrawals (not including surrender charges and processing fees) must exceed cumulative minimum premiums, AND the Contract Value less any outstanding loan amount (plus any interest you would owe if you surrendered the Policy) must exceed zero, after deducting all due and unpaid monthly deductions.

      If your Policy enters into a grace period, we will mail a notice to your last known address or to any assignee of record. We will mail the notice at least 31 days before the end of the grace period. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate.

                                  REINSTATEMENT

      We will reinstate a lapsed Policy within three years after the Policy enters a grace period that ends with a lapse (and prior to the maturity date). To reinstate the Policy you must:

                  -     provide evidence of insurability satisfactory to us;

                  - pay the unpaid monthly deductions due during the last expired grace period; and

                  - pay a premium sufficient to keep the Policy in force for three months after the date of reinstatement.


We will reinstate any indebtedness that existed on your Policy at the date of termination, plus additional interest to the date of reinstatement. Your Contract Value on the reinstatement date will equal the premiums paid at reinstatement, times the percent of premium factor, minus all unpaid monthly deductions due during the last expired grace period, minus an additional monthly deduction due at the time of reinstatement, minus any uncollected underwriting and sales charges that would have fallen due between the termination date and the reinstatement date (even if there is a gap in coverage), plus the amount of any loans that existed when the policy terminated (including interest on the loans at 2.75% per year to the date of termination), plus interest on the loans at 2.50% per year from the termination date to the reinstatement date. The surrender charges will still apply and will be calculated based on the original issue date of the Policy and the dates of any increases in the principal sum. The reinstatement date for your Policy will be the monthly due date on or following the date we approve your application for reinstatement. In most states, we will apply the suicide and incontestability provisions from the reinstatement date except that the suicide provision will not apply after age
100. We may decline a request for reinstatement. We will not reinstate a Policy that has been surrendered for the Surrender Value.

FEDERAL TAX CONSIDERATIONS
================================================================================

      The following summary provides a general description of the Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisers for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

                            TAX STATUS OF THE POLICY

      A Policy must satisfy certain requirements set forth in the Tax Code in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law. There is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy issued on a standard premium class basis should satisfy the applicable Tax Code requirements.

      Because of the absence of pertinent interpretations of the Tax Code requirements, there is uncertainty about the application of such requirements to the Policy, particularly if the Policy is issued on a special premium class basis particularly if the full amount of premiums permitted under the Policy is paid. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

      In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the your flexibility to allocate premiums and Contract Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over variable account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the variable account assets supporting the Policy.

      In addition, the Tax Code requires that the investments of the variable account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the variable account, through the portfolios, will satisfy these diversification requirements.

      The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

                        TAX TREATMENT OF POLICY BENEFITS

      IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax adviser on these consequences.

      Generally, you will not be deemed to be in constructive receipt of the Contract Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

      MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general, a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.



      If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.


      Upon issue of your Policy, we will notify you if your Policy is classified as a MEC based on the initial premium we receive. If any future payment we receive would cause your Policy to become a MEC, you will be notified. We will not invest that premium in the Policy until you notify us that you want to continue your Policy as a MEC.

      Distributions (other than Death Benefits) from Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

            - All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy owner's investment in the Policy only after all gain has been distributed.

            - Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

            - A 10% additional income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59-1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you, the beneficiary.

            - If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

      DISTRIBUTIONS (OTHER THAN DEATH BENEFITS) FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than Death Benefits from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

      Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, the tax consequences associated with Policy loans from this Policy are less clear because the difference between the interest rate we charge on Policy loans and the rate we credit to the loan account results in a net cost to you that could be viewed as negligible and, as a result, it is possible that such a loan could be treated as, in substance, a taxable distribution. You should consult a tax adviser about such loans.

      Finally, neither distributions from nor loans from or secured by a Policy that is not a MEC are subject to the 10% additional tax.

      INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

      POLICY LOANS. If a loan from a Policy is outstanding when the Policy is cancelled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences. IF YOUR POLICY HAS A LARGE AMOUNT OF INDEBTEDNESS WHEN IT LAPSES OR IS SURRENDERED, YOU MIGHT OWE TAXES THAT ARE MUCH MORE THAN THE SURRENDER VALUE YOU RECEIVE.

      This Policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the Policy without allowing the Policy to lapse. The aim of this strategy is to continue borrowing from the Policy until its Contract Value is just enough to pay off the Policy loans that have been taken out. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, this strategy will fail to achieve its goal if the Policy is a MEC or becomes a MEC after the periodic borrowing begins. Second, this strategy has not been ruled on by the Internal Revenue Service or the courts and it may be subject to challenge by the IRS, since it is possible that loans under this Policy will be treated as taxable distributions. Finally, there is a significant risk that poor investment performance, together with ongoing deductions for insurance charges, will lead to a substantial decline in the Contract Value that could result in the Policy lapsing. In that event, assuming Policy loans have not already been subject to tax as distributions, a significant tax liability could arise when the lapse occurs. Anyone considering using the Policy as a source of tax-free income by taking out Policy loans should consult a competent tax adviser before purchasing the Policy about the tax risks inherent in such a strategy.

      MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

      WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

      OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in-force beyond the insured's 100th year. IT IS POSSIBLE THAT THE INTERNAL REVENUE SERVICE MIGHT TAX YOU AS THOUGH YOU HAVE SURRENDERED THE POLICY WHEN THE INSURED REACHES AGE 100, EVEN IF YOU KEEP THE POLICY IN FORCE. THIS COULD POTENTIALLY RESULT IN A VERY LARGE TAX LIABILITY FOR YOU. THE TAX LIABILITY MIGHT BE MUCH LARGER THAN THE SURRENDER VALUE OF THIS POLICY.

      BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement.

      SPLIT-DOLLAR ARRANGEMENTS. On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.



      Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.



      In addition, the IRS has recently issued guidance relating to split dollar insurance arrangements and the Treasury Department has proposed regulations that, if adopted, would significantly affect the tax treatment of such arrangements. The IRS guidance and the proposed Treasury regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.



      TAX SHELTER REGULATIONS. Prospective owners should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.


      OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is a member of a generation that is two or more generations below the generation of the owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

      ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the policyowner is subject to that tax.

      POSSIBLE TAX LAW CHANGES. While the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax adviser with respect to legislative developments and their effect on the Policy.

      POSSIBLE CHARGES FOR OUR TAXES. At the present time, we make no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policy. We reserve the right to impose charges for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION
================================================================================

                         OUR RIGHT TO CONTEST THE POLICY

      In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

      In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the issue date, or if reinstated, for two years from the date of reinstatement. We will not contest any increase in principal sum after the increase has been in force for two years during the insured's lifetime. This limitation of our right to contest the validity of the Policy does not apply to any riders.

                                SUICIDE EXCLUSION

      If the insured commits suicide before age 100, while sane or insane, within two years of the issue date or the date of reinstatement, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, LESS any loans and any interest you owe, and LESS any partial withdrawal amounts (not including processing fees) previously paid. A new two-year period will apply from the effective date of any reinstatement and to each increase in principal sum starting on the effective date of each increase. During this two-year period, the death benefit proceeds paid that are associated with an increase in principal sum will be limited to the monthly cost of insurance charges for the increase.

                           MISSTATEMENT OF AGE OR SEX

      If the insured's age or sex was stated incorrectly in the application or any supplemental application, we will adjust the death benefit to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance. If the insured's age has been overstated or understated, we will calculate future monthly deductions using the cost of insurance based on the insured's correct age and sex.

                              MODIFYING THE POLICY

      Only one of our officers may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

      Upon notice to you, we may modify the Policy to:

            - conform the Policy, our operations, or the variable account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the variable account is subject;

            - assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

            -     reflect a change in the variable account's operations.

      If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we will amend the provision to conform with such laws.

                                STATE VARIATIONS

      Any state variations in the Policy are covered in a special policy form for use in that state. This Prospectus provides a general description of the Policy. Your actual Policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your Policy and its endorsements and riders, if any, contact our Service Center.

                           WHEN WE WILL MAKE PAYMENTS

      We usually pay the amounts of any surrender, withdrawal, death benefit proceeds, loans, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

            - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; OR

            - the SEC permits, by an order, the postponement for the protection of owners; OR

            - the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of their value not reasonably practicable.

      If you have submitted a recent check or draft, we have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored.

      If mandated under applicable law, we may be required to reject a premium payment and/or otherwise block access to a Policy owner's account and thereby refuse to pay any request for transfers, partial withdrawals, surrenders, loans, or death benefits. Once blocked, monies would be held in that account until instructions are received from the appropriate regulator.

      We have the right to defer payment of any surrender, withdrawal, death benefit proceeds, loans or settlement options from the fixed account for up to six months from the date we receive your written request.

                                REPORTS TO OWNERS

      At least once each year, or more often as required by law, we will mail to owners at their last known address a report showing at least the following information as of the end of the report period:

         the current principal sum         any loans since the last report
         the current death benefit         premiums paid since the last report
         the Contract Value                all deductions since the last report
         the Surrender Value               the amount of any outstanding loans

      You may request additional copies of reports for a $5 fee. We will maintain all records relating to the variable account and the fixed account.

      Contract owners will also receive confirmations within 7 calendar days of each unscheduled financial transaction, such as premium payments, transfers, partial withdrawals, loans and surrenders. Scheduled financial transactions may be confirmed using quarterly statements.

                               POLICY TERMINATION

      Your Policy will terminate on the earliest of:

          - the maturity date (insured's     - the end of the grace period
            attained age 120)                  without a sufficient payment
          - the date the insured dies        - the date you surrender the Policy

                         SUPPLEMENTAL BENEFITS (RIDERS)

      The following supplemental benefits (riders) are available and may be added to a Policy. The cost of these benefits is added to the monthly deduction. The riders available with the Policies provide fixed benefits that do not vary with the investment experience of the variable account.

      - accelerated payment of a portion of the death benefit in the event the insured develops a terminal illness. If the insured utilizes this rider before the age of 95, the insured's terminal illness must be anticipated within 12 months or less and the insured can receive a maximum benefit of $150,000 or 50% of the death benefit available until the insured's age 95. If the insured is 95 or older when the benefit is requested, the insured's terminal illness must be anticipated within 24 months. Beginning at the insured's age 95, any amount up to the entire death benefit is available for acceleration.

      - payment of a monthly disability benefit to the fixed account if the insured is totally disabled. This rider is designed to provide a monthly benefit that defrays a portion of the monthly deductions during periods when the insured is disabled and cannot pay any premiums. Normal withdrawal limits will apply if you withdraw the funds allocated to the fixed account as a monthly disability benefit.

      The benefits and restrictions are described in each rider. We will provide samples of these provisions upon request.

      You should consult a tax advisor to learn about the tax consequences associated with each rider.

      Each rider may not be available in all states, and a rider may vary by state.

PERFORMANCE DATA
================================================================================

   HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC PORTFOLIO PERFORMANCE

      In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Contract Value and Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED.

      The values we may illustrate for death benefit, Contract Value and Surrender Value would take into account all charges and deductions from the Policy, the variable account and the portfolios. We would not deduct premium taxes or charges for any riders.

ADDITIONAL INFORMATION
================================================================================

                              SALE OF THE POLICIES


      We have entered into a distribution agreement with WM Funds Distributor, Inc. ("WMFD") for the distribution and sale of the Policies. Pursuant to this agreement, WMFD serves as the principal underwriter for the Policies. WMFD is a stock life insurance company organized in Washington. WMFD is located at 12009 Foundation Place, Suite 350 (Mailstop: 9002FDCA), Gold River, CA 95670. WMFD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (the "NASD").


      WMFD offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business. More information about WMFD and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with WMFD are also licensed as insurance agents in the states in which they do business and are appointed with Farmers.





      We pay sales commissions to WMFD for the sale of the Policies by registered persons of a broker-dealer that has entered into a written selling agreement for the Policy with WMFD. Compensation may vary, but we generally pay commissions of 80% of premium up to a target premium set by Farmers (we may pay additional amounts), and 3.2% of premium in excess of the target premium in the first year. In renewal years two through ten, the most common commission 4% of premium up to the target premium and 4% of excess premium. After year 10, the common commission is 2% of the premium.


      WMFD may enter into selling agreements with other broker-dealers registered under the 1934 Act to sell the Policies. Under these agreements, the commissions paid to broker-dealers will not exceed those described above.

      Because registered persons of WMFD who sell the Policies are also agents of Farmers, they may be eligible for various cash benefits, such as production incentive bonuses, insurance benefits, and expense allowances, and non-cash compensation programs that Farmers offers to its agents, such as conferences, trips, prizes, and awards. WMFD and its managers may also sponsor incentive programs for registered persons. Registered persons of WMFD may receive bonuses based upon the number of policies sold and maintained over certain periods. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.


      We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy owners or the Variable Account.



      We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering at any time.


      The following is a list of the current directors and executive officers of WMFD and their business addresses:


     NAME AND PRINCIPAL BUSINESS ADDRESS*    POSITION AND OFFICES WITH WMFD
     ------------------------------------    ------------------------------
     Monte D. Calvin                         Director
     1201 3rd Ave., WMT 2220
     Seattle, WA 98101

     Joel Calvo                              Director and Chairman
     3351 Michelson Dr., Ste. 400
     Irvine, CA 92612

     Sandra A. Cavanaugh                     Director
     21009 Foundation Place, Ste. 350
     Sacramento, CA 95670

     Sharon L. Howells                       Director
     1201 3rd Ave., WMT 2220
     Seattle, WA 98101

     NAME AND PRINCIPAL BUSINESS ADDRESS*    POSITION AND OFFICES WITH WMFD
     ------------------------------------    ------------------------------
     William G. Papesh                       Director
     1201 3rd Ave., WMT 2220
     Seattle, WA 98101

     Randall L.Yoakum                        Director
     1201 3rd Ave., WMT 2220
     Seattle, WA 98101

     Russell J. Adams                        First Vice President
     21009 Foundation Place, Ste. 350
     Sacramento, CA 95670

     Janine M. Bakken                        Vice President
     1201 3rd Ave., WMT 0836
     Seattle, WA 98101

     Monte D. Calvin                         First Vice President
     1201 3rd Ave., WMT 2220
     Seattle, WA 98101

     Sandra A. Cavanaugh                     Senior Vice President
     21009 Foundation Place, Ste. 350
     Sacramento, CA 95670

     Glenn Commons                           Vice President
     1077 FDCA
     Tomball, Texas 77375

     Leslie Harrison                         Vice President
     17901 Von Karman Ave., 5th Floor
     Irvine, CA 92614

     Hans Henselman                          Vice President
     3351 Michelson Dr., Ste. 400
     Irvine, CA 92612

     Sharon L.Howells                        First Vice President and
     1201 3rd Ave., WMT 2220                 Corporate Secretary
     Seattle, WA 98101

     Joel H. Jonczyk                         Vice President
     10500 NE 8th
     Bellevue, WA  98004

     William G. Papesh                       President
     1201 3rd Ave., WMT 2220
     Seattle, WA 98101

     Debra C. Ramsey                         Vice President
     21009 Foundation Place, Ste. 350
     Sacramento, CA 95670

     Robert O. Schadt                        Assistant Vice President
     500 Pacific Ave.
     Bremerton, WA 98337

     Mary K. Simonson                        First Vice President
     3351 Michelson Dr., Ste. 400
     Irvine, CA 92612

     John T. West                            Vice President
     1201 3rd Ave., WMT 2210
     Seattle, WA 98101

     David M. Williams                       Treasurer
     1201 3rd Ave., WMT 1935
     Seattle, WA 98101

      * WMT is the abbreviation for Washington Mutual Tower.


                                  LEGAL MATTERS

      Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. All matters of Washington law pertaining to the Policy have been passed upon by
M. Douglas Close, Vice President and General Counsel, Farmers New World Life Insurance Company.

                                LEGAL PROCEEDINGS


      Like other life insurance companies, we are involved in lawsuits. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. While it is not possible to predict the outcome of such matters with absolute certainty, we believe that the ultimate disposition of these proceedings should not have a material adverse effect on the financial position of Farmers New World Life. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings. There are no pending or threatened lawsuits that will materially impact the variable account or WMFD.


                                     EXPERTS

      The financial statements included in the Prospectus as of December 31, 2001 and for the periods then ended, have been audited by PricewaterhouseCoopers LLP, independent accountants, 999 Third Avenue, Suite 1800, Seattle, Washington 98104, as stated in their reports appearing in the Prospectus in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The financial statements for the two years in the period ended
December 31, 2000 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, 700 Fifth Avenue, Suite 4500, Seattle, Washington 98104-5044, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      Actuarial matters included in this prospectus have been examined by Joel
D. Kuni as stated in the opinion filed as an exhibit to this registration statement.

                              FINANCIAL STATEMENTS

      The audited balance sheets of Farmers New World Life Insurance Company as of December 31, 2001 and 2000, and the related statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001, as well as the Independent Accountants' Reports, are contained herein. Our financial statements should be considered only as bearing upon our ability to meet our obligations under the Policies.

      The audited financial statements for the Farmers Variable Life Separate Account A as of December 31, 2001, and for the periods ended December 31, 2001 and 2000, as well as the Independent Accountants' Reports, are also contained herein.

      The unaudited financial statements of Farmers New World Life Insurance Company from the periods December 31, 2001 to September 30, 2002 and December 31, 2000 to September 30, 2001 are contained herein.

      In addition, the unaudited financial statements for the Farmers Variable Life Separate Account A from the periods December 31, 2001 to September 30, 2002 and December 31, 2000 to September 30, 2001 are contained herein.

                    FARMERS' EXECUTIVE OFFICERS AND DIRECTORS

      Farmers is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of Farmers' executive officers and directors.

                               BOARD OF DIRECTORS

      The following table gives the name, address and principal occupation during the past five years of the senior officers of Farmers (other than officers listed above as directors).

                              Positions With
   Name and Address              Farmers           Principal Occupation During Past 5 Years
   ----------------              -------           ----------------------------------------
Jerry J. Carnahan          Board Director and      Board Director, Farmers since 7/02;
4680 Wilshire Boulevard    Chief Marketing         Chief Marketing Officer, Farmers since
Los Angeles, CA            Officer                 5/02; President, Personal Lines,
                                                   Farmers from 7/01 to 5/02; Vice
                                                   President, Executive Director of
                                                   California, Farmers from 6/99 to
                                                   7/01; Vice President of Sales,
                                                   Farmers from 9/98 to 6/99; Nevada
                                                   State Executive Director, Farmers
                                                   from 5/96 to 9/98.

Martin D. Feinstein        Board Director and      Chairman of the Board, Farmers Group
4680 Wilshire Boulevard    Chairman of the         Inc. since 11/97; President, Chief
Los Angeles, CA            Board                   Executive Officer, Farmers Group Inc.
                                                   since 1/95; Board Director, Farmers
                                                   Group Inc. since 2/95; Board Director,
                                                   Farmers since 5/02; Chairman of the
                                                   Board, Farmers since 7/02.

Paul N. Hopkins            Board Director          Senior Vice President, Farmers Group
4680 Wilshire Boulevard                            Inc. since 1998; Chief Marketing
Los Angeles, CA                                    Officer, Farmers Group Inc. from 1998
                                                   to 5/02; Senior Vice President,
                                                   Agencies for Farmers Group Inc. from
                                                   1997-1998; Board Director, Farmers
                                                   since 5/02.

Michael W. Keller          Board Director and      Board Director, Farmers since 7/00;
3003 - 77th Ave., S.E.     Vice President          Vice President, Principal Financial
Mercer Island, WA                                  Group from 3/95 to 7/00; Vice President
                                                   - Life Marketing, Farmers since
                                                   7/00.

Ryan R. Larson             Board Director,         Board Director, Farmers since 7/02;
3003 - 77th Ave., S.E.     Vice President and      Vice President, Actuary, Farmers since
Mercer Island, WA          Actuary                 4/02; Chief Product Actuary, Northern
                                                   Life Insurance Co. from 3/98 to 3/02;
                                                   Vice President, American Express
                                                   Financial Advisors from 1972 to 1/98.

C. Paul Patsis             Board Director,         President, Chief Executive Officer and
3003 - 77th Ave., S.E.     President and           Board Director, Farmers since 5/98;
Mercer Island, WA          Chief Executive         Chairman of the Board, Farmers from
                           Officer                 5/98 to 7/02; Vice President, Board
                                                   Director, Farmers Financial
                                                   Solutions since 9/00; President,
                                                   Marketing One from 1989 to 5/98.

James I. Randolph          Board Director,         Board Director, Farmers since 4/00;
3003 - 77th Ave., S.E.     Vice President and      Vice President Insurance Operations,
Mercer Island, WA          Assistant Secretary     Assistant Secretary, Farmers since 9/91.

Gary R. Severson           Board Director          Vice Chairman, Laird Norton Trust since
801 2nd Ave.,                                      1997; Board Director, Farmers since
Seattle, WA                                        7/02.

Richard M. Shriver         Board Director          Board Director, Farmers since 7/02;
3003 - 77th Ave., S.E.                             Washington State Executive Director,
Mercer Island, WA                                  Farmers since 1/01; Market Manager,
                                                   Farmers from 9/00 to 1/01;
                                                   California Sales Manager, Farmers
                                                   from 10/99 to 9/00; Division
                                                   Manager, Farmers from 10/94 to
                                                   10/99.

                              Positions With
   Name and Address              Farmers           Principal Occupation During Past 5 Years
   ----------------              -------           ----------------------------------------
John F. Sullivan, Jr.      Board Director          Board Director, Farmers since 7/02;
1201 3rd Ave., #3390                               retired President, G. J. Sullivan
Seattle, WA                                        Company since 1995.

                                SENIOR OFFICERS


                              POSITIONS WITH
   NAME AND ADDRESS              FARMERS           PRINCIPAL OCCUPATION DURING PAST 5 YEARS
   ----------------              -------           ----------------------------------------
Sharylee Barnes, M.D.      Medical Director        Assistant Medical Director of Swiss
3003 - 77th Ave., S.E.                             Reinsurance and Private Practice.
Mercer Island, WA

Leeann G. Badgett          Assistant Treasurer     Assistant Treasurer, FNWL since 10/02;
3003 - 77th Ave., S.E.                             Director of GAAP/SEC/Statutory
Mercer Island, WA                                  Reporting since 2001; Accounting
                                                   Manager - SAP Implementation from
                                                   11/97 to 1/01.

M. Douglas Close           Vice President &        Associate General Counsel, FGI since
4680 Wilshire Blvd.        General Counsel         1990.
Los Angeles, CA

Sharon D. Courlas, M.D.    Vice President &        Medical Director, FNWL since 1991;
3003 - 77th Ave., S.E.     Medical Director        Medical Director at Safeco from 1/99
Mercer Island, WA                                  to 5/99; Consulting Contract Medical
                                                   Director, PEMCO since 1997.

David A. Demmon            Assistant Treasurer     Board Director, Farmers from 4/00 to
4680 Wilshire Blvd.                                7/02; Assistant Vice President and
Los Angeles, CA                                    Treasurer, Farmers from 1992 to 7/02;
                                                   Assistant Treasurer, Farmers since
                                                   7/02.

Gerald A. Dulek            Assistant Vice          Vice President Real Estate & Support
4680 Wilshire Blvd.        President               Services, FGI since 3/76.
Los Angeles, CA

Laszlo G. Heredy           Vice President          Vice President, FGI since 12/80.
4680 Wilshire Blvd.
Los Angeles, CA

Doren E. Hohl              Assistant Secretary     Secretary & Senior Corporate Counsel,
4680 Wilshire Blvd.                                FGI since 3/92.
Los Angeles, CA

Paul F. Hott               Assistant Vice          Assistant Vice President MIS, FNWL
3003 - 77th Ave., S.E.     President               since 3/95; Computer Operations
Mercer Island, WA                                  Manager from 4/93 to 3/95.

Kathleen D. Katovich       Assistant Secretary     Senior Corporate Counsel, FGI since
4680 Wilshire Blvd.                                2/96; Assistant
Los Angeles, CA

                              POSITIONS WITH
   NAME AND ADDRESS              FARMERS           PRINCIPAL OCCUPATION DURING PAST 5 YEARS
   ----------------              -------           ----------------------------------------
                                                   General Counsel, California Institute
                                                   of Technology from 1992 to 1996.

Hubert L. Mountz           Assistant Treasurer     Vice President, Taxes and Assistant
4680 Wilshire Blvd.                                Treasurer, FGI since 3/90.
Los Angeles, CA

Link R. Murphy, M.D.       Assistant Medical       Assistant Medical Director, FNWL since
2500 Farmers Way           Director                1983; private practice from 1983 to
Columbus, OH                                       1999.

Dennis J.A. Nibbe          Assistant Treasurer     Assistant Treasurer, FNWL since 10/02;
3003 - 77th Ave., S.E.                             Director of Strategic Planning &
Mercer Island, WA                                  Budgeting, FNWL since 4/99; Director
                                                   of Accounting, FNWL from 2/96 to 4/99.

John R. Patton             Assistant Vice          Assistant Vice President & Secretary,
3003 - 77th Ave., S.E.     President &             FNWL since 11/98; Life Claims Manager,
Mercer Island, WA          Secretary               FNWL from 3/85 to 11/98.

Maryann M. Seltzer         Assistant Secretary     Senior Corporate Counsel, FGI since
4680 Wilshire Blvd.                                1973.
Los Angeles, CA


      We hold the assets of the variable account physically segregated and apart from our general account and any other separate investment accounts. We maintain records of all purchases and sales of portfolio shares by each of the subaccounts. Additional protection for the assets of the variable account is provided by a blanket fidelity bond issued by Federal Insurance Company to Farmers Group, Inc. providing aggregate coverage of $30,000,000 (subject to a $500,000 deductible) for all officers and employees of Farmers Group, Inc.

ILLUSTRATIONS
================================================================================


      The following illustrations have been prepared to help show how certain values under a sample Policy would change with different hypothetical rates of investment performance over an extended period of time. The illustrations show Contract Values and Surrender Values as well as death benefits. The tables illustrate how Contract Values and Surrender Values, which reflect all applicable charges and deductions, and death benefits of the Policy at the illustrated issue ages would have varied over time if the return on the assets of the portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The tables assume that an annual premium is paid on the first day of each Policy year and that there are never any Policy loans. For comparison, the tables also show how the premiums would have accumulated if they had been invested in a typical interest-bearing account at a net interest rate of 5%.



      The Contract Values, Surrender Values and death benefits shown in the tables reflect the fact that the hypothetical net rate of return for each subaccount is lower than the gross rate of return on the portfolios as a result of expenses and fees incurred by the portfolios and the variable account, and as a result of mortality and expense risk charges. The illustrations assume that the assets in the portfolios are subject to average annual portfolio expenses equal to 1.08412% of the average daily net assets (this does not include the mortality and expense risk charge). This assumes an equal allocation of values between all subaccounts, is based on the arithmetic average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. The illustrations reflect the fee waivers and expense reimbursements in effect during fiscal year 2001 for the Deutsche Equity 500 Index Fund. Without these waivers and reimbursements, total annual expenses for this portfolio would have been 0.58%, and the illustrations would have assumed that the assets in the portfolios were subject to average annual portfolio expenses of 1.08588%. For information on portfolio expenses, see the Portfolio Expense Table above.



      The illustrations also take into account the daily charge assessed against each subaccount for assuming mortality and expense risks. This charge is equivalent to an annual charge of 0.70% of the average daily net assets in the subaccounts during the first 10 Policy years, 0.30% in years 11 through 20, and 0.25% thereafter. The illustrations take into account the percent of premium factor, the monthly cost of insurance charge, the monthly administration charge, the monthly underwriting and sales charge, and the surrender charges where applicable. Since these charges vary by factors such as issue age, sex and underwriting class and other characteristics of the insured, the charges for your Policy are likely to differ significantly from the charges reflected in these illustrations.



      Taking into consideration the assumed annual average portfolio expenses of 1.08412% and the annual charges for mortality and expense risks, the gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -1.77%, 4.19% and 10.14% in years 1 through 10, -1.38%, 4.60%
and 10.58% in years 11 through 20, and -1.33%, 4.65% and 10.64% thereafter.


      The tables illustrating Policy values are based on the assumptions that the owner pays the premiums indicated, does not change the principal sum, and does not make any withdrawals or take any Policy loans. The values under an actual Policy may be significantly different from those shown even if the portfolio returns average 0%, 6% or 12% but fluctuate over and under those averages throughout the years shown.

      THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Contract Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, and your Policy loan and withdrawal history.

      Depending on the timing and degree of fluctuation in actual investment returns, the actual Policy values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the policyowner pays more than the stated premium.

      Separate illustrations on each of the following pages reflect our current cost of insurance and administration charges and the higher guaranteed maximum cost of insurance and administration charges that we have the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.


      The death benefits illustrated in the illustrations assume that the variable death benefit option (Option A) is chosen.


      Zero values in the illustration indicate the Policy lapses unless premiums higher than those illustrated are paid.

      These illustrations are based on Farmers' sex distinct rates for non-tobacco users.

      Since the Cost of Insurance and other charges differ significantly based on issue age, sex, underwriting class and other factors, the values for your Policy are likely to differ significantly from the values shown in these hypothetical illustrations. Upon request, we will furnish comparable illustrations based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those reflected in the following illustrations. Upon request, we will furnish comparable illustrations based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those reflected in the following illustrations.

                 Flexible Premium Variable Life Insurance Policy
       Male Standard Non-Nicotine, Annual Premium of $1,000, Issue Age 35
                         $100,000 Initial Death Benefit
                        (Option A Variable Death Benefit)
             Hypothetical Values Based on Current Cost of Insurance,
                        Administration and Other Charges

                            Premiums
                            Paid Plus           0% Hypothetical Gross Investment Return
                          Interest at     -----------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value      Death Benefit
-----------------------------------------------------------------------------------------------
        1                    1,050              444.53                0.00         100,444.53
        2                    2,153              875.64                0.00         100,875.64
        3                    3,310            1,292.84              620.84         101,292.84
        4                    4,526            1,695.62            1,359.62         101,695.62
        5                    5,802            2,083.14            2,083.14         102,083.14
        6                    7,142            2,787.33            2,787.33         102,787.33
        7                    8,549            3,469.07            3,469.07         103,469.07
        8                   10,027            4,128.02            4,128.02         104,128.02
        9                   11,578            4,763.47            4,763.47         104,763.47
       10                   13,207            5,375.11            5,375.11         105,375.11
       11                   14,917            5,987.07            5,987.07         105,987.07
       12                   16,713            6,576.16            6,576.16         106,576.16
       13                   18,599            7,141.98            7,141.98         107,141.98
       14                   20,579            7,683.73            7,683.73         107,683.73
       15                   22,657            8,199.89            8,199.89         108,199.89
       16                   24,840            8,688.98            8,688.98         108,688.98
       17                   27,132            9,148.04            9,148.04         109,148.04
       18                   29,539            9,574.90            9,574.90         109,574.90
       19                   32,066            9,966.32            9,966.32         109,966.32
       20                   34,719           10,319.81           10,319.81         110,319.81

       25                   50,113           11,479.82           11,479.82         111,479.82
       30                   69,761           11,263.06           11,263.06         111,263.06
       35                   94,836            8,955.87            8,955.87         108,955.87
       40                  126,840            3,429.79            3,429.79         103,429.79
       45                  167,685                0.00                0.00               0.00

                            Premiums
                            Paid Plus             6% Hypothetical Gross Investment Return
                          Interest at     -----------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value      Death Benefit
-----------------------------------------------------------------------------------------------
        1                    1,050              485.48                0.00         100,485.48
        2                    2,153              985.55                0.00         100,985.55
        3                    3,310            1,500.08              828.08         101,500.08
        4                    4,526            2,028.89            1,692.89         102,028.89
        5                    5,802            2,571.46            2,571.46         102,571.46
        6                    7,142            3,470.77            3,470.77         103,470.77
        7                    8,549            4,397.43            4,397.43         104,397.43
        8                   10,027            5,351.81            5,351.81         105,351.81
        9                   11,578            6,333.94            6,333.94         106,333.94
       10                   13,207            7,344.22            7,344.22         107,344.22
       11                   14,917            8,417.21            8,417.21         108,417.21
       12                   16,713            9,524.70            9,524.70         109,524.70
       13                   18,599           10,667.52           10,667.52         110,667.52
       14                   20,579           11,846.13           11,846.13         111,846.13
       15                   22,657           13,060.29           13,060.29         113,060.29
       16                   24,840           14,309.72           14,309.72         114,309.72
       17                   27,132           15,592.61           15,592.61         115,592.61
       18                   29,539           16,907.83           16,907.83         116,907.83
       19                   32,066           18,253.05           18,253.05         118,253.05
       20                   34,719           19,626.61           19,626.61         119,626.61

       25                   50,113           26,940.64           26,940.64         126,940.64
       30                   69,761           34,626.40           34,626.40         134,626.40
       35                   94,836           41,848.64           41,848.64         141,848.64
       40                  126,840           47,048.18           47,048.18         147,048.18
       45                  167,685           47,327.54           47,327.54         147,327.54

                            Premiums
                            Paid Plus                   12% Hypothetical Gross Investment Return
                          Interest at           ------------------------------------------------------
    Policy Year              5%***              Contract Value     Surrender Value       Death Benefit
------------------------------------------------------------------------------------------------------
        1                    1,050                    526.70                0.00          100,526.70
        2                    2,153                  1,100.92               92.92          101,100.92
        3                    3,310                  1,726.71            1,054.71          101,726.71
        4                    4,526                  2,408.51            2,072.51          102,408.51
        5                    5,802                  3,150.83            3,150.83          103,150.83
        6                    7,142                  4,312.80            4,312.80          104,312.80
        7                    8,549                  5,582.01            5,582.01          105,582.01
        8                   10,027                  6,968.57            6,968.57          106,968.57
        9                   11,578                  8,483.19            8,483.19          108,483.19
       10                   13,207                 10,138.08           10,138.08          110,138.08
       11                   14,917                 11,995.13           11,995.13          111,995.13
       12                   16,713                 14,033.39           14,033.39          114,033.39
       13                   18,599                 16,271.25           16,271.25          116,271.25
       14                   20,579                 18,728.65           18,728.65          118,728.65
       15                   22,657                 21,426.85           21,426.85          121,426.85
       16                   24,840                 24,389.39           24,389.39          124,389.39
       17                   27,132                 27,640.70           27,640.70          127,640.70
       18                   29,539                 31,208.58           31,208.58          131,208.58
       19                   32,066                 35,122.61           35,122.61          135,122.61
       20                   34,719                 39,416.28           39,416.28          139,416.28

       25                   50,113                 68,211.59           68,211.59          168,211.59
       30                   69,761                114,231.34          114,231.34          214,231.34
       35                   94,836                187,730.44          187,730.44          287,730.44
       40                  126,840                305,144.27          305,144.27          405,144.27
       45                  167,685                492,590.38          492,590.38          592,590.38

                 Flexible Premium Variable Life Insurance Policy
       Male Standard Non-Nicotine, Annual Premium of $1,000, Issue Age 35
                         $100,000 Initial Death Benefit
                        (Option A Variable Death Benefit)
             Hypothetical Values Based on Maximum Cost of Insurance,
                        Administration and Other Charges

                            Premiums
                            Paid Plus           0% Hypothetical Gross Investment Return
                          Interest at     -----------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value      Death Benefit
-----------------------------------------------------------------------------------------------
        1                    1,050              273.87                0.00          100,273.87
        2                    2,153              528.02                0.00          100,528.02
        3                    3,310              760.81               88.81          100,760.81
        4                    4,526              970.65              634.65          100,970.65
        5                    5,802            1,154.96            1,154.96          101,154.96
        6                    7,142            1,643.98            1,643.98          101,643.98
        7                    8,549            2,097.58            2,097.58          102,097.58
        8                   10,027            2,514.39            2,514.39          102,514.39
        9                   11,578            2,892.10            2,892.10          102,892.10
       10                   13,207            3,229.41            3,229.41          103,229.41
       11                   14,917            3,540.44            3,540.44          103,540.44
       12                   16,713            3,808.45            3,808.45          103,808.45
       13                   18,599            4,032.07            4,032.07          104,032.07
       14                   20,579            4,208.91            4,208.91          104,208.91
       15                   22,657            4,334.67            4,334.67          104,334.67
       16                   24,840            4,405.09            4,405.09          104,405.09
       17                   27,132            4,411.98            4,411.98          104,411.98
       18                   29,539            4,349.29            4,349.29          104,349.29
       19                   32,066            4,208.05            4,208.05          104,208.05
       20                   34,719            3,981.39            3,981.39          103,981.39

       25                   50,113            1,388.67            1,388.67          101,388.67
       30                   69,761                0.00                0.00                0.00
       35                   94,836                0.00                0.00                0.00
       40                  126,840                0.00                0.00                0.00
       45                  167,685                0.00                0.00                0.00

                            Premiums
                            Paid Plus             6% Hypothetical Gross Investment Return
                          Interest at     -----------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value      Death Benefit
-----------------------------------------------------------------------------------------------
        1                    1,050               309.27               0.00          100,309.27
        2                    2,153               616.14               0.00          100,616.14
        3                    3,310               918.45             246.45          100,918.45
        4                    4,526             1,213.98             877.98          101,213.98
        5                    5,802             1,499.35           1,499.35          101,499.35
        6                    7,142             2,114.66           2,114.66          102,114.66
        7                    8,549             2,728.08           2,728.08          102,728.08
        8                   10,027             3,337.50           3,337.50          103,337.50
        9                   11,578             3,939.68           3,939.68          103,939.68
       10                   13,207             4,532.26           4,532.26          104,532.26
       11                   14,917             5,134.58           5,134.58          105,134.58
       12                   16,713             5,724.63           5,724.63          105,724.63
       13                   18,599             6,299.82           6,299.82          106,299.82
       14                   20,579             6,856.37           6,856.37          106,856.37
       15                   22,657             7,388.30           7,388.30          107,388.30
       16                   24,840             7,889.36           7,889.36          107,889.36
       17                   27,132             8,348.90           8,348.90          108,348.90
       18                   29,539             8,757.83           8,757.83          108,757.83
       19                   32,066             9,103.59           9,103.59          109,103.59
       20                   34,719             9,375.05           9,375.05          109,375.05

       25                   50,113             9,271.96           9,271.96          109,271.96
       30                   69,761             5,122.32           5,122.32          105,122.32
       35                   94,836                 0.00               0.00                0.00
       40                  126,840                 0.00               0.00                0.00
       45                  167,685                 0.00               0.00                0.00

                            Premiums
                            Paid Plus             12% Hypothetical Gross Investment Return
                          Interest at     ------------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value       Death Benefit
------------------------------------------------------------------------------------------------
        1                    1,050               345.05                0.00          100,345.05
        2                    2,153               709.27                0.00          100,709.27
        3                    3,310             1,092.50              420.50          101,092.50
        4                    4,526             1,494.56            1,158.56          101,494.56
        5                    5,802             1,914.20            1,914.20          101,914.20
        6                    7,142             2,704.20            2,704.20          102,704.20
        7                    8,549             3,545.86            3,545.86          103,545.86
        8                   10,027             4,442.28            4,442.28          104,442.28
        9                   11,578             5,395.87            5,395.87          105,395.87
       10                   13,207             6,410.31            6,410.31          106,410.31
       11                   14,917             7,520.99            7,520.99          107,520.99
       12                   16,713             8,708.01            8,708.01          108,708.01
       13                   18,599             9,977.33            9,977.33          109,977.33
       14                   20,579            11,334.50           11,334.50          111,334.50
       15                   22,657            12,783.52           12,783.52          112,783.52
       16                   24,840            14,328.85           14,328.85          114,328.85
       17                   27,132            15,971.15           15,971.15          115,971.15
       18                   29,539            17,713.29           17,713.29          117,713.29
       19                   32,066            19,555.28           19,555.28          119,555.28
       20                   34,719            21,499.23           21,499.23          121,499.23

       25                   50,113            32,983.78           32,983.78          132,983.78
       30                   69,761            47,407.15           47,407.15          147,407.15
       35                   94,836            63,811.88           63,811.88          163,811.88
       40                  126,840            79,091.22           79,091.22          179,091.22
       45                  167,685            85,059.75           85,059.75          185,059.75

                 Flexible Premium Variable Life Insurance Policy
       Male Standard Non-Nicotine, Annual Premium of $4,500, Issue Age 60
                          $50,000 Initial Death Benefit
                        (Option A Variable Death Benefit)
             Hypothetical Values Based on Current Cost of Insurance,
                        Administration and Other Charges

                            Premiums
                            Paid Plus           0% Hypothetical Gross Investment Return
                          Interest at     -----------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value      Death Benefit
-----------------------------------------------------------------------------------------------
        1                    4,725            3,247.64            1,287.64           53,247.64
        2                    9,686            6,399.00            4,929.00           56,399.00
        3                   14,896            9,450.85            8,470.85           59,450.85
        4                   20,365           12,399.75           11,909.75           62,399.75
        5                   26,109           15,242.31           15,242.31           65,242.31
        6                   32,139           18,461.51           18,461.51           68,461.51
        7                   38,471           21,561.40           21,561.40           71,561.40
        8                   45,120           24,540.39           24,540.39           74,540.39
        9                   52,101           27,395.67           27,395.67           77,395.67
       10                   59,431           30,122.01           30,122.01           80,122.01
       11                   67,127           32,845.33           32,845.33           82,845.33
       12                   75,208           35,430.29           35,430.29           85,430.29
       13                   83,694           37,864.16           37,864.16           87,864.16
       14                   92,604           40,133.88           40,133.88           90,133.88
       15                  101,959           42,229.31           42,229.31           92,229.31
       16                  111,782           44,143.18           44,143.18           94,143.18
       17                  122,096           45,870.55           45,870.55           95,870.55
       18                  132,926           47,408.54           47,408.54           97,408.54
       19                  144,297           48,752.80           48,752.80           98,752.80
       20                  156,237           49,893.84           49,893.84           99,893.84

       25                  225,511           51,993.80           51,993.80          101,993.80
       30                  313,924           46,388.72           46,388.72           96,388.72
       35                  426,763           12,283.73           12,283.73           62,283.73
       40                  570,779                0.00                0.00                0.00
       45                  754,583                0.00                0.00                0.00

                            Premiums
                            Paid Plus             6% Hypothetical Gross Investment Return
                          Interest at     -----------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value      Death Benefit
-----------------------------------------------------------------------------------------------
        1                    4,725             3,472.38           1,512.38           53,472.38
        2                    9,686             7,050.15           5,580.15           57,050.15
        3                   14,896            10,732.58           9,752.58           60,732.58
        4                   20,365            14,518.69          14,028.69           64,518.69
        5                   26,109            18,407.44          18,407.44           68,407.44
        6                   32,139            22,899.82          22,899.82           72,899.82
        7                   38,471            27,515.95          27,515.95           77,515.95
        8                   45,120            32,257.17          32,257.17           82,257.17
        9                   52,101            37,123.61          37,123.61           87,123.61
       10                   59,431            42,112.82          42,112.82           92,112.82
       11                   67,127            47,411.49          47,411.49           97,411.49
       12                   75,208            52,849.95          52,849.95          102,849.95
       13                   83,694            58,419.50          58,419.50          108,419.50
       14                   92,604            64,110.55          64,110.55          114,110.55
       15                  101,959            69,915.88          69,915.88          119,915.88
       16                  111,782            75,830.74          75,830.74          125,830.74
       17                  122,096            81,852.50          81,852.50          131,852.50
       18                  132,926            87,980.44          87,980.44          137,980.44
       19                  144,297            94,212.26          94,212.26          144,212.26
       20                  156,237           100,540.19         100,540.19          150,540.19

       25                  225,511           133,259.26         133,259.26          183,259.26
       30                  313,924           165,573.52         165,573.52          215,573.52
       35                  426,763           172,856.14         172,856.14          222,856.14
       40                  570,779           106,884.96         106,884.96          156,884.96
       45                  754,583           133,709.26         133,709.26          133,709.26

                            Premiums
                            Paid Plus             12% Hypothetical Gross Investment Return
                          Interest at     -----------------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value       Death Benefit
-----------------------------------------------------------------------------------------------------
        1                    4,725               3,697.68              1,737.68             53,697.68
        2                    9,686               7,729.25              6,259.25             57,729.25
        3                   14,896              12,123.28             11,143.28             62,123.28
        4                   20,365              16,911.02             16,421.02             66,911.02
        5                   26,109              22,126.83             22,126.83             72,126.83
        6                   32,139              28,326.19             28,326.19             78,326.19
        7                   38,471              35,088.10             35,088.10             85,088.10
        8                   45,120              42,465.66             42,465.66             92,465.66
        9                   52,101              50,516.04             50,516.04            100,516.04
       10                   59,431              59,299.55             59,299.55            109,299.55
       11                   67,127              69,158.70             69,158.70            119,158.70
       12                   75,208              79,954.04             79,954.04            129,954.04
       13                   83,694              91,769.08             91,769.08            141,769.08
       14                   92,604             104,695.61            104,695.61            154,695.61
       15                  101,959             118,838.06            118,838.06            168,838.06
       16                  111,782             134,314.83            134,314.83            184,314.83
       17                  122,096             151,259.20            151,259.20            201,259.20
       18                  132,926             169,820.68            169,820.68            219,820.68
       19                  144,297             190,163.04            190,163.04            240,163.04
       20                  156,237             212,461.79            212,461.79            262,461.79

       25                  225,511             361,332.14            361,332.14            411,332.14
       30                  313,924             598,009.16            598,009.16            648,009.16
       35                  426,763             952,043.45            952,043.45          1,002,043.45
       40                  570,779           1,455,723.92          1,455,723.92          1,505,723.92
       45                  754,583           2,412,790.62          2,412,790.62          2,412,790.62

                 Flexible Premium Variable Life Insurance Policy
       Male Standard Non-Nicotine, Annual Premium of $4,500, Issue Age 60
                          $50,000 Initial Death Benefit
                        (Option A Variable Death Benefit)
             Hypothetical Values Based on Maximum Cost of Insurance,
                        Administration and Other Charges

                            Premiums
                            Paid Plus           0% Hypothetical Gross Investment Return
                          Interest at     -----------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value      Death Benefit
-----------------------------------------------------------------------------------------------
        1                    4,725            2,795.79              835.79           52,795.79
        2                    9,686            5,464.68            3,994.68           55,464.68
        3                   14,896            7,999.01            7,019.01           57,999.01
        4                   20,365           10,390.76            9,900.76           60,390.76
        5                   26,109           12,632.07           12,632.07           62,632.07
        6                   32,139           15,202.45           15,202.45           65,202.45
        7                   38,471           17,602.86           17,602.86           67,602.86
        8                   45,120           19,828.89           19,828.89           69,828.89
        9                   52,101           21,873.71           21,873.71           71,873.71
       10                   59,431           23,725.68           23,725.68           73,725.68
       11                   67,127           25,474.82           25,474.82           75,474.82
       12                   75,208           26,998.27           26,998.27           76,998.27
       13                   83,694           28,269.88           28,269.88           78,269.88
       14                   92,604           29,262.84           29,262.84           79,262.84
       15                  101,959           29,956.18           29,956.18           79,956.18
       16                  111,782           30,334.68           30,334.68           80,334.68
       17                  122,096           30,387.79           30,387.79           80,387.79
       18                  132,926           30,109.08           30,109.08           80,109.08
       19                  144,297           29,489.24           29,489.24           79,489.24
       20                  156,237           28,508.65           28,508.65           78,508.65

       25                  225,511           16,861.46           16,861.46           66,861.46
       30                  313,924                0.00                0.00                0.00
       35                  426,763                0.00                0.00                0.00
       40                  570,779                0.00                0.00                0.00
       45                  754,583                0.00                0.00                0.00

                            Premiums
                            Paid Plus             6% Hypothetical Gross Investment Return
                          Interest at     -----------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value      Death Benefit
-----------------------------------------------------------------------------------------------
        1                    4,725             3,005.86           1,045.86           53,005.86
        2                    9,686             6,057.69           4,587.69           56,057.69
        3                   14,896             9,147.16           8,167.16           59,147.16
        4                   20,365            12,265.11          11,775.11           62,265.11
        5                   26,109            15,401.99          15,401.99           65,401.99
        6                   32,139            19,050.93          19,050.93           69,050.93
        7                   38,471            22,724.13          22,724.13           72,724.13
        8                   45,120            26,414.94          26,414.94           76,414.94
        9                   52,101            30,113.86          30,113.86           80,113.86
       10                   59,431            33,805.89          33,805.89           83,805.89
       11                   67,127            37,625.30          37,625.30           87,625.30
       12                   75,208            41,412.39          41,412.39           91,412.39
       13                   83,694            45,135.44          45,135.44           95,135.44
       14                   92,604            48,760.22          48,760.22           98,760.22
       15                  101,959            52,256.59          52,256.59          102,256.59
       16                  111,782            55,598.67          55,598.67          105,598.67
       17                  122,096            58,763.96          58,763.96          108,763.96
       18                  132,926            61,733.07          61,733.07          111,733.07
       19                  144,297            64,482.62          64,482.62          114,482.62
       20                  156,237            66,977.38          66,977.38          116,977.38

       25                  225,511            73,692.75          73,692.75          123,692.75
       30                  313,924            64,601.57          64,601.57          114,601.57
       35                  426,763            31,076.30          31,076.30           81,076.30
       40                  570,779                 0.00               0.00                0.00
       45                  754,583                 0.00               0.00                0.00

                            Premiums
                            Paid Plus             12% Hypothetical Gross Investment Return
                          Interest at     ------------------------------------------------------
    Policy Year              5%***        Contract Value     Surrender Value       Death Benefit
------------------------------------------------------------------------------------------------
        1                    4,725                3,216.74               1,256.74              53,216.74
        2                    9,686                6,677.46               5,207.46              56,677.46
        3                   14,896               10,396.34               9,416.34              60,396.34
        4                   20,365               14,388.50              13,898.50              64,388.50
        5                   26,109               18,670.57              18,670.57              68,670.57
        6                   32,139               23,779.52              23,779.52              73,779.52
        7                   38,471               29,274.24              29,274.24              79,274.24
        8                   45,120               35,185.96              35,185.96              85,185.96
        9                   52,101               41,546.41              41,546.41              91,546.41
       10                   59,431               48,385.29              48,385.29              98,385.29
       11                   67,127               55,958.38              55,958.38             105,958.38
       12                   75,208               64,118.46              64,118.46             114,118.46
       13                   83,694               72,896.49              72,896.49             122,896.49
       14                   92,604               82,325.64              82,325.64             132,325.64
       15                  101,959               92,448.39              92,448.39             142,448.39
       16                  111,782              103,317.55             103,317.55             153,317.55
       17                  122,096              114,996.27             114,996.27             164,996.27
       18                  132,926              127,558.61             127,558.61             177,558.61
       19                  144,297              141,083.29             141,083.29             191,083.29
       20                  156,237              155,646.26             155,646.26             205,646.26

       25                  225,511              247,086.12             247,086.12             297,086.12
       30                  313,924              378,428.89             378,428.89             428,428.89
       35                  426,763              570,711.90             570,711.90             620,711.90
       40                  570,779              785,424.76             785,424.76             835,424.76
       45                  754,583            1,301,314.86           1,301,314.86           1,301,314.86

APPENDIX A - GUARANTEED MAXIMUM COST OF INSURANCE RATES

          GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE RATES FOR A MALE
                       Per $1000 of Risk Insurance Amount

            Cost of              Cost of              Cost of              Cost of              Cost of              Cost of
 Attained  Insurance  Attained  Insurance  Attained  Insurance  Attained  Insurance  Attained  Insurance  Attained  Insurance
    Age      Rate       Age       Rate        Age      Rate       Age       Rate        Age      Rate       Age        Rate
 --------  ---------  --------  ---------  --------  ---------  --------  ---------  --------  ---------  --------  ---------
    21      0.15833      35      0.18083       49     0.53833      62      1.67667       75     5.60417      88      16.62750
    22      0.15667      36      0.19333       50     0.58333      63      1.84083       76     6.14167      89      17.80750
    23      0.15333      37      0.20750       51     0.63583      64      2.02250       77     6.69750      90      19.03583
    24      0.15000      38      0.22333       52     0.69417      65      2.21833       78     7.27667      91      20.34250
    25      0.14583      39      0.24167       53     0.76083      66      2.42750       79     7.89667      92      21.78583
    26      0.14333      40      0.26250       54     0.83417      67      2.64917       80     8.57833      93      23.51083
    27      0.14250      41      0.28500       55     0.91333      68      2.88750       81     9.34083      94      25.83083
    28      0.14167      42      0.30917       56     0.99750      69      3.15083       82     10.20083     95      29.32167
    29      0.14333      43      0.33583       57     1.08667      70      3.44750       83     11.15333     96      35.08250
    30      0.14583      44      0.36417       58     1.18167      71      3.78583       84     12.17667     97      45.08333
    31      0.15000      45      0.39417       59     1.28500      72      4.17333       85     13.24833     98      62.09583
    32      0.15583      46      0.42667       60     1.40000      73      4.61167       86     14.35083     99      83.33333
    33      0.16250      47      0.46083       61     1.53000      74      5.09167       87     15.47750   100-119     N/A
    34      0.17083      48      0.49750

         GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE RATES FOR A FEMALE
                       Per $1000 of Risk Insurance Amount

            Cost of              Cost of              Cost of              Cost of              Cost of              Cost of
 Attained  Insurance  Attained  Insurance  Attained  Insurance  Attained  Insurance  Attained  Insurance  Attained  Insurance
    Age      Rate       Age       Rate        Age      Rate       Age       Rate        Age      Rate       Age        Rate
 --------  ---------  --------  ---------  --------  ---------  --------  ---------  --------  ---------  --------  ---------
    21      0.09000      35      0.14167       49     0.39917      62      0.95750       75     3.38000      88      13.78167
    22      0.09167      36      0.15167       50     0.42750      63      1.05250       76     3.78750      89      15.12833
    23      0.09333      37      0.16333       51     0.45833      64      1.16000       77     4.22333      90      16.57083
    24      0.09583      38      0.17750       52     0.49333      65      1.27417       78     4.69333      91      18.14000
    25      0.09750      39      0.19333       53     0.53167      66      1.39250       79     5.21417      92      19.89083
    26      0.10000      40      0.21083       54     0.57083      67      1.51083       80     5.80583      93      21.95083
    27      0.10333      41      0.22917       55     0.61083      68      1.63250       81     6.48583      94      24.60250
    28      0.10667      42      0.24833       56     0.65000      69      1.76917       82     7.27083      95      28.41833
    29      0.11000      43      0.26667       57     0.68750      70      1.93000       83     8.15833      96      34.49000
    30      0.11417      44      0.28667       58     0.72500      71      2.12750       84     9.13500      97      44.77000
    31      0.11833      45      0.30667       59     0.76667      72      2.37250       85     10.19083     98      61.99667
    32      0.12250      46      0.32667       60     0.81667      73      2.66583       86     11.31833     99      83.33333
    33      0.12833      47      0.34917       61     0.87833      74      3.00417       87     12.51500   100-119     N/A
    34      0.13417      48      0.37333

      If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table times the special premium class rating factor shown on the Policy Specifications page.

      The rates shown above are for the base Policy only. Separate maximum charges apply to each rider.

APPENDIX B - FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                               PAGE
Farmers New World Life Insurance Company
      Report of Independent Accountants.......................................................................................   1
      Independent Auditors Report.............................................................................................   1
      Balance Sheets, December 31, 2001 and 2000..............................................................................   2
      Statement of Income for the Years Ended December 31, 2001, 2000 and 1999................................................   3
      Statements of Comprehensive Income for the Years Ended December 31, 2001, 2000 and 1999.................................   4
      Statements of Stockholder's Equity for the Years Ended December 31, 2001, 2000 and 1999.................................   5
      Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999...........................................   6
      Notes to Financial Statements...........................................................................................   7

Farmers Variable Life Separate Account A
      Report of Independent Accountants.......................................................................................   1
      Independent Auditors' Report............................................................................................   1
      Statements of Assets and Liabilities, December 31, 2001.................................................................   2
      Statements of Operations for the Years Ended December 31, 2001, 2000....................................................   7
      Statements of Changes in Net Assets for the Years Ended December 31, 2001, 2000.........................................  14
      Notes to Financial Statements...........................................................................................  23

Farmers New World Life Insurance Company (Unaudited)

      Balance Sheets, September 30, 2002 and December 31, 2001 (Unaudited)....................................................   2
      Statement of Income for the Nine Months Ended September 30, 2002 and 2001 (Unaudited)...................................   4
      Statement of Comprehensive Income for the Nine Months Ended September 30, 2002 and 2001 (Unaudited).....................   5
      Statements of Stockholder's Equity for the Nine Months Ended September 30, 2002 and 2001 (Unaudited)....................   6
      Statements of Cash Flows for the Nine Months Ended September 31, 2002 and 2001 (Unaudited)..............................   7
      Notes to the Interim Financial Statements (Unaudited)...................................................................   9

Farmers Variable Life Separate Account A (Unaudited)
      Statements of Assets and Liabilities, September 30, 2002 (Unaudited)....................................................   2
      Statements of Operations for the Nine Months Ended September 30, 2002 and September 30, 2001 (Unaudited)................   7
      Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002 and September 30, 2001 (Unaudited) ....  15
      Notes to Interim Financial Statements (Unaudited).......................................................................  26

FARMERS NEW WORLD LIFE
INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
REPORT ON AUDITS OF FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of Farmers New World Life Insurance Company


In our opinion, the accompanying balance sheet and the related statements of income, of comprehensive income, of stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Farmers New World Life Insurance Company (a wholly-owned subsidiary of Farmers Group, Inc.) (the Company) at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2000 and for the years ended December 31, 2000 and 1999, were audited by other independent accountants whose report dated February 12, 2001, expressed an unqualified opinion on those statements.


PricewaterhouseCoopers LLP

Seattle, Washington
February 4, 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farmers New World Life Insurance Company
Mercer Island, Washington

We have audited the accompanying balance sheets of Farmers New World Life Insurance Company (a wholly owned subsidiary of Farmers Group, Inc.) (the Company) as of December 31, 2000, and the related statements of income, comprehensive income, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Farmers New World Life Insurance Company at December 31, 2000, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 12, 2001
Seattle, Washington

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                                             2001             2000
                                                                         -----------      -----------
                               ASSETS
Investments (Notes 2 and 3):
  Bonds, classified as available-for-sale, at fair value                 $ 3,994,357      $ 3,692,444
  Redeemable preferred stocks, classified as available-for-sale,
    at fair value                                                             21,307           30,646
  Nonredeemable preferred stocks, classified as available-for-sale,
    at fair value (cost: $11,128 and $11,128)                                 12,245           11,500
  Common stocks, classified as available-for-sale, at fair value
    (cost: $272,339 and $241,781)                                            262,927          212,428
  Mortgage loans on real estate, net of accumulated depreciation
    and allowance for losses                                                  28,901           36,984
  Investment real estate, net of allowance for losses                         80,814           89,426
  Surplus notes and certificates of contribution of the P&C Group
    (Note 15)                                                                490,500          502,500
  Policy loans                                                               232,287          218,162
  Joint ventures                                                               3,624            4,651
  S&P 500 call options, at fair value (cost: $36,453 and $29,696)             12,690           26,271
  Notes receivable                                                            12,435            5,279
                                                                         -----------      -----------
    Total investments                                                      5,152,087        4,830,291

Cash and cash equivalents                                                    168,526           64,484
Accrued investment income                                                     59,660           62,906
Other receivables                                                            195,490           54,014
Deferred policy acquisition costs                                            561,248          537,981
Value of business acquired (Notes 1 and 4)                                   274,531          300,141
Property and equipment, net of accumulated depreciation of $17,466
  and $15,229                                                                 22,477           20,723
Securities lending collateral (Note 5)                                        12,925          335,968
Other assets                                                                   6,786            2,575
Separate accounts                                                             53,074            8,423
                                                                         -----------      -----------
    Total                                                                $ 6,506,804      $ 6,217,506
                                                                         ===========      ===========

                 LIABILITIES AND STOCKHOLDER'S EQUITY
Policy liabilities and accruals:
  Future policy benefits                                                 $ 3,858,012      $ 3,598,381
  Policy claims                                                               38,076           32,509
                                                                         -----------      -----------
    Total policy liabilities and accruals                                  3,896,088        3,630,890
                                                                         -----------      -----------
Other policyholder funds and dividends                                       264,458          141,547
                                                                         -----------      -----------
Accrued expenses and other liabilities:
  Securities lending liability (Note 5)                                       12,925          335,968
  Death benefit liability                                                     60,980           42,010
  Other liabilities                                                          188,739           80,253
  Separate accounts                                                           53,074            8,423
                                                                         -----------      -----------
    Total accrued expenses and other liabilities                             315,718          466,654
                                                                         -----------      -----------
Income taxes (Note 6):
  Current                                                                         --           18,496
  Deferred                                                                   112,541          101,057
                                                                         -----------      -----------
    Total income taxes                                                       112,541          119,553
                                                                         -----------      -----------
    Total liabilities                                                      4,588,805        4,358,644
                                                                         -----------      -----------
Commitments and contingencies (Notes 7 and 9)
Stockholder's equity:
  Common stock ($1 par value - 25,000,000 shares authorized,
    6,600,000 shares issued and outstanding at 2001 and 2000,
    respectively)                                                              6,600            6,600
  Additional paid-in capital                                                 994,246          994,246
  Accumulated other comprehensive income (loss), net of
    deferred tax (expense) benefit of ($22,882) and $6,723                    42,496          (12,486)
  Retained earnings (Note 8)                                                 874,657          870,502
                                                                         -----------      -----------
    Total stockholder's equity                                             1,917,999        1,858,862
                                                                         -----------      -----------
    Total liabilities and stockholder's equity                           $ 6,506,804      $ 6,217,506
                                                                         ===========      ===========


    The accompanying notes are an integral part of the financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS)


                                                                2001            2000            1999
                                                             ---------       ---------       ---------
Revenues:
  Net premiums earned (Note 9)                               $ 274,844       $ 228,519       $ 209,683
  Universal life and annuity policy charges                    218,258         214,504         210,639
  Net investment income (Note 2)                               331,378         321,989         307,674
  Net realized investment gains (Note 2)                        41,319          62,285          24,159
  Impairment losses on investments (Note 2)                    (82,764)        (22,429)             --
  Other income                                                     665             181              36
                                                             ---------       ---------       ---------
    Total revenues                                             783,700         805,049         752,191
                                                             ---------       ---------       ---------
Benefits and expenses:
  Death and other benefits                                     165,076         141,759         137,798
  Increase in liability for future life policy benefits        115,324          76,327          52,200
  Interest credited to policyholders                           178,821         162,888         157,831
  Underwriting, acquisition and insurance expenses:
    Amortization of deferred policy acquisition costs           75,009          85,908          83,187
    Amortization of value of business acquired                  22,399          22,849          19,394
    Life net commissions                                          (963)          3,881          13,520
    General and administrative expenses                         55,097          51,431          44,077
                                                             ---------       ---------       ---------
    Total benefits and expenses                                610,763         545,043         508,007
                                                             ---------       ---------       ---------
    Income before provision (benefit) for income taxes         172,937         260,006         244,184
                                                             ---------       ---------       ---------
Provision (benefit) for income taxes (Note 6):
  Current                                                       73,797         105,294          85,426
  Deferred                                                     (17,015)        (14,903)            553
                                                             ---------       ---------       ---------
    Total provisions for income taxes                           56,782          90,391          85,979
                                                             ---------       ---------       ---------
    Net income                                               $ 116,155       $ 169,615       $ 158,205
                                                             =========       =========       =========


    The accompanying notes are an integral part of the financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS)


                                                                                     2001            2000            1999
                                                                                  ---------       ---------       ---------
Net income                                                                        $ 116,155       $ 169,615       $ 158,205

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities:
     Unrealized holding gains (losses) on securities, net of tax
       provision (benefit) of $21,577, $40,608 and ($86,906)                         40,071          75,415        (161,397)
     Reclassification adjustment for losses (gains) included in net income, net of tax provision (benefit) of ($14,599), $9,056
       and $7,909                                                                    27,113         (16,818)        (14,688)
                                                                                  ---------       ---------       ---------
     Net unrealized holding gains (losses) on securities, net of tax
       provision (benefit) of $36,176, $31,552 and ($94,815)                         67,184          58,597        (176,085)

   Effect of the change in net unrealized gains and losses on other insurance accounts, net of tax provision (benefit) of ($6,570),
     ($13,311) and $28,332                                                          (12,202)        (24,720)         52,617
                                                                                  ---------       ---------       ---------
     Other comprehensive income (loss)                                               54,982          33,877        (123,468)
                                                                                  ---------       ---------       ---------
Comprehensive income                                                              $ 171,137       $ 203,492       $  34,737
                                                                                  =========       =========       =========


    The accompanying notes are an integral part of the financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS)

                                                                                         ACCUMULATED
                                                                          ADDITIONAL        OTHER                         TOTAL
                                                            COMMON          PAID-IN     COMPREHENSIVE     RETAINED    STOCKHOLDER'S
                                                             STOCK          CAPITAL     INCOME (LOSS)     EARNINGS        EQUITY
                                                          -----------     -----------   -------------   -----------   -------------
Balance, January 1, 1999                                  $     6,600     $   994,246    $    77,105    $   542,682    $ 1,620,633

Net income                                                         --              --             --        158,205        158,205
Unrealized losses on available-for-sale investments
  arising during the period, net of tax of ($186,906)              --              --       (161,397)            --       (161,397)
Reclassification adjustment for gains included in net
  income, net of tax, of $7,909                                    --              --        (14,688)            --        (14,688)
Change in effect of unrealized gains on other
  insurance accounts, net of tax of $28,332                        --              --         52,617             --         52,617
                                                          -----------     -----------    -----------    -----------    -----------
Balance, December 31, 1999                                      6,600         994,246        (46,363)       700,887      1,655,370

Net income                                                         --              --             --        169,615        169,615
Unrealized gains on available-for-sale investments
  arising during the period, net of tax of $40,608                 --              --         75,415             --         75,415
Reclassification adjustment for gains included in net
  income, net of tax of $9,056                                     --              --        (16,818)            --        (16,818)
Change in effect of unrealized losses on other
  insurance accounts, net of tax of ($13,311)                      --              --        (24,720)            --        (24,720)
                                                          -----------     -----------    -----------    -----------    -----------
Balance, December 31, 2000                                      6,600         994,246        (12,486)       870,502      1,858,862

Net income                                                         --              --             --        116,155        116,155
Unrealized gains on available-for-sale investments
  arising during the period, net of tax of $21,577                 --              --         40,071             --         40,071
Reclassification adjustment for losses included in net
  income, net of tax of ($14,599)                                  --              --         27,113             --         27,113
Change in effect of unrealized losses on other
  insurance accounts, net of tax of $6,570                         --              --        (12,202)            --        (12,202)
Dividends paid                                                     --              --             --       (112,000)      (112,000)
                                                          -----------     -----------    -----------    -----------    -----------
Balance, December 31, 2001                                $     6,600     $   994,246    $    42,496    $   874,657    $ 1,917,999
                                                          ===========     ===========    ===========    ===========    ===========


    The accompanying notes are an integral part of the financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS)


                                                                         2001              2000             1999
                                                                     -----------       -----------       -----------
Cash flows from operating activities:
   Net income                                                        $   116,155       $   169,615       $   158,205
   Adjustments to reconcile net income to net cash provided by operating activities:
     Interest credited to universal life and investment-type
       contracts                                                         144,483           138,801           162,808
     Realized investment (gains) losses                                  (41,319)          (62,285)          (24,159)
     Impairment losses on investments                                     82,764            22,429                --
     Amortization of deferred policy acquisition costs and VOBA           97,408           108,757           102,581
     Amortization of bond and mortgage-backed security discount
       and premium, net                                                    7,674             2,223             2,114
     Capitalization of deferred policy acquisition costs and
       VOBA, net                                                        (113,837)         (105,283)          (99,568)
     Deferred income tax (benefit) expense                               (17,015)          (14,903)              553
     Depreciation                                                          5,724             1,260             2,606
     Cash provided by (used in) changes in operating assets and liabilities:
       Federal income taxes payable                                      (18,496)            8,490             5,826
       Life insurance policy liabilities                                 148,161            81,135            55,478
       Other policyholder funds                                          122,911            58,068            26,121
       Other                                                              (2,312)           11,047            10,654
                                                                     -----------       -----------       -----------
     Net cash provided by operating activities                           532,301           419,354           403,219
                                                                     -----------       -----------       -----------
Cash flows from investing activities:
   Purchase of bonds and stocks available for sale                    (1,732,022)         (904,259)       (1,322,589)
   Proceeds from sales or maturities of bonds and stocks
     available for sale                                                1,443,106           944,436           953,106
   Mortgage loan collections                                               8,083             4,800            18,421
   Purchase of investment real estate                                     (2,002)          (25,287)          (20,640)
   Proceeds from sale of investment real estate                            9,086             6,651            10,565
   Increase in policy loans, net                                         (14,125)          (16,475)          (16,475)
   Purchase of capital assets                                             (4,732)           (7,174)           (2,508)
   Purchase and issuance of surplus notes, certificates of
     contribution and promissory notes of the P&C Group                   (8,000)         (383,500)               --
   Purchase of options                                                    (7,957)          (10,175)           (8,216)
   Proceeds from sales or maturities of options                              518                --                --
   Other                                                                  (1,107)           (3,549)            1,891
                                                                     -----------       -----------       -----------
     Net cash used in investing activities                              (309,152)         (394,532)         (386,445)
                                                                     -----------       -----------       -----------
Cash flows from financing activities:
   Cash dividends                                                       (112,000)               --                --
   Universal life and investment-type contract deposits                  656,938           465,885           459,892
   Universal life and investment-type contract withdrawals and
     maturities                                                         (664,045)         (519,258)         (447,415)
                                                                     -----------       -----------       -----------
     Net cash (used in) provided by financing activities                (119,107)          (53,373)           12,477
                                                                     -----------       -----------       -----------
     Increase (decrease) in cash and cash equivalents                    104,042           (28,551)           29,251

Cash and cash equivalents:
   Beginning of year                                                      64,484            93,035            63,784
                                                                     -----------       -----------       -----------
   End of year                                                       $   168,526       $    64,484       $    93,035
                                                                     ===========       ===========       ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year:
     Income taxes                                                    $    96,780       $    92,860       $    82,047
     Interest                                                                 --                23               125
Supplemental disclosures of noncash investing and financing
  activities:
   Unsettled purchase of certificate of contribution from
     Exchanges                                                          (107,000)               --                --
   Unsettled maturity of surplus note from Exchanges                     119,000                --                --


    The accompanying notes are an integral part of the financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   THE COMPANY
   The accompanying financial statements include the accounts of Farmers New World Life Insurance Company (the Company), a wholly-owned subsidiary of Farmers Group, Inc. (FGI), whose ultimate parent is Zurich Financial Services Group. FGI, a management services insurance holding company, is attorney-in-fact for three inter-insurance exchanges and their subsidiaries (the Exchanges or the P&C Group) and owns a reinsurance company, Farmers Re.

   In December 1988, BATUS Inc. (BATUS) a subsidiary of B.A.T. Industries p.l.c. (B.A.T), acquired 100% ownership of FGI and its subsidiaries for $5,212,619,000 in cash, including related expenses, through its wholly-owned subsidiary, BATUS Financial Services. Immediately thereafter, BATUS Financial Services was merged into FGI. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded in the Company's balance sheet based on their estimated fair values at December 31, 1988.

   At the time of purchase, a portion of the purchase price, $530,076,000, was assigned to the Company's value of business acquired (VOBA), which represented an actuarial determination of the expected profits from the business in-force at the date of B.A.T.'s acquisition of FGI.

   In September 1998, the financial services businesses of B.A.T, which included the Company, were merged with Zurich Insurance Company (ZIC). The business of ZIC and the financial services businesses of B.A.T were transferred to Zurich Group Holding (ZGH), formerly known as Zurich Financial Services, a Swiss company with headquarters in Zurich, Switzerland. This merger was accounted for by ZGH as a pooling of interests under International Accounting Standards.

   NATURE OF OPERATIONS
   The Company concentrates its activities in the individual life insurance and annuity markets. Principal lines of business include traditional and universal whole life products, as well as term life insurance. Additionally, the Company issues flexible and single premium deferred annuities, single premium immediate annuities, equity-indexed annuities, and structured settlements, as well as variable universal life insurance and variable annuity products.

   The Company and the Exchanges operate using federally registered trade names, including Farmers Insurance Group of Companies, Farmers Insurance Group, and Farmers. In addition, the Company and the P&C Group distribute their respective insurance products through a common network of direct writing agents and district managers. As of December 31, 2001, this network consisted of approximately 14,000 direct writing agents and approximately 500 district managers, each of whom is an independent contractor. The size, efficiency, and scope of this agency force have made it a major factor in the P&C Group's and the Company's growth. Each direct writing agent is required to first submit

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   NATURE OF OPERATIONS (CONTINUED)
   business to the insurers in the Farmers Insurance Group of Companies within the classes and lines of business written by such insurers. To the extent that such insurers decline such business or do not underwrite it, the direct writing agents may offer the business to other insurers.

   The Company is currently licensed in 46 states.

   USE OF ESTIMATES
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   REVENUE RECOGNITION
   Premiums for traditional life, structured settlement contracts involving life contingencies (SSILC), and accident and health insurance products are recognized as revenues when due from policyholders. Policy withdrawal, maintenance, and other charges are recognized as income when earned.

   Revenues associated with universal life and variable universal life products consist of policy charges for the cost of insurance, policy administration fees, surrender charges, and investment income on assets allocated to support policyholder account balances on deposit. Revenues for deferred fixed and variable annuity products and structured settlement contracts not involving life contingencies (SSNILC) consist of surrender charges, investment income on assets allocated to support policyholder account balances on deposit, and administrative charges for equity-indexed annuities. Consideration received for interest-sensitive insurance, SSNILC, and annuity products are recorded as a liability when received.

   INVESTMENTS
   The Company has classified all investments in fixed maturities and equity securities as available for sale. Accordingly, these securities are carried at fair value and the unrealized gains and losses, net of deferred income taxes and other adjustments, when applicable, are included as a separate component of other comprehensive income in stockholder's equity. As of December 31, 2001 and 2000, there were no securities designated as held to maturity or trading.

   Discounts and premiums on fixed maturity investments are amortized, using the interest method, over the term of the security, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in net investment income. All security transactions are recorded on a trade date basis.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   INVESTMENTS (CONTINUED)
   Changes in interest rates have a direct, inverse impact on the fair value of fixed income investments. It is reasonably possible that changes in interest rates will occur in the near term and could, as a result of such changes, have a material impact on the carrying value of available for sale fixed maturity securities, with an offsetting effect on stockholder's equity, net of the effects of amortization of deferred acquisition costs and deferred income taxes, when applicable. If a decline in the fair value of an individual fixed income investment is considered to be other than temporary, the difference between amortized book value and fair value is recorded as a realized investment loss. Fair value is based on quoted market prices. Realized gains and losses on sales of investments, recognized in the statements of income, are determined based on the net book value of individual investments.

   If a decline in the fair value of an individual equity investment is considered to be other than temporary, the difference between original cost and fair value is recorded as a realized investment loss. Fair value is based on quoted market prices. Realized gains and losses on sales of investments, recognized in the statements of income, are determined based on the cost of the individual securities.

   Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. No valuation allowance has been established as of December 31, 2001 and 2000. The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. No material amounts were recognized for impaired loans in the periods presented.

   Real estate, including related improvements, is stated at the lower of cost less accumulated depreciation or market value. Depreciation is provided on a straight-line basis over 35 years, the estimated life of the properties. Accumulated depreciation for real estate as of December 31, 2001 and 2000 was approximately $31,140,000 and $29,369,000, respectively. Cost is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated net realizable value less selling costs with the impairment loss being included in impairment losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Valuation allowances on real estate available for sale are computed using the lower of depreciated cost or estimated fair value, net of disposition costs. There was no valuation allowance for real estate as of December 31, 2001 and 2000. No material amounts were recognized for impaired real estate in the periods presented.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   INVESTMENTS (CONTINUED)
   Policy loans are stated at unpaid balances, which approximates fair value.

   Short-term investments are stated at amortized cost, which approximates fair value.

   Partnership and joint venture interests in which the Company does not have control or majority ownership interest, are recorded using the cost method of accounting, which approximates fair value.

   S&P 500 call options are purchased as hedges against the interest liabilities generated on the equity-indexed annuity products. These call options are carried at an estimated fair value based on stock price, strike price, time to expiration, interest rates, dividends, and volatility using the methodology of the Black-Scholes option pricing formula.

   The call options effectively hedge the annuity contracts since they are both purchased and sold with identical parameters. Periodically, the value of the assets (S&P 500 call options) is matched to the potential liability (annuity contracts) to ensure the hedge has remained effective. The annuities were written based on a seven-year investment term, absent early termination by participants. Therefore, the anticipated hedge transaction (i.e. payment of interest to the policyholder at the end of the investment term and maturity of the S&P 500 call option) for each annuity is generally expected to occur in seven years or less. For the years ended December 31, 2001 and 2000, the amount of unrealized hedging losses was approximately $23,763,000 and $3,425,000, respectively.

   The S&P 500 call options are carried at estimated fair value. Unrealized gains and losses resulting from change in the estimated fair value of the call options are recorded as an adjustment to the interest liability credited to policyholders. In addition, realized gains and losses from maturity or termination of the S&P 500 call options are offset against the interest credited to policyholders during the period incurred. Premiums paid on S&P 500 call options are amortized to net investment income over the term of the contracts. There were no early terminations by annuity participants that led to maturities or sales of the S&P 500 call options during 2001, 2000 or 1999.

   DEFERRED POLICY ACQUISITION COSTS
   The costs of acquiring new insurance business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of first year commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, universal life and deferred fixed and variable annuity products. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception or acquisition of the contracts. Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   DEFERRED POLICY ACQUISITION COSTS (CONTINUED)
   Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re- estimated and adjusted by a cumulative charge or credit to current operations.

   Deferred policy acquisition costs for non-participating traditional life, non-medical health and annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

   Policy acquisition costs for universal life, variable universal life and deferred fixed and variable annuity products are deferred and amortized in relation to the present value of expected gross profits on the policies. Deferred policy acquisition costs include amounts associated with the unrealized gains and losses recorded as other comprehensive income, a component of stockholder's equity. Accordingly, deferred policy acquisition costs are increased or decreased for the impact of estimated future gross profits as if net unrealized gains or losses on securities had been realized at the balance sheet date. Net unrealized gains or losses on securities within other comprehensive income also reflect this impact.

   VALUE OF BUSINESS ACQUIRED
   The present value of the business acquired in the merger with B.A.T is being amortized over its actuarially determined useful life which is consistent with the decline in life insurance business that was in-force at the time of the merger.

   PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
   Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment has been provided using the straight-line method with estimated useful lives of 10 to 45 years for buildings and improvements and five years for furniture and equipment.

   The Company capitalizes software purchased from third parties or internally generated if the related software product under development has reached technological feasibility. Costs incurred prior to the establishment of technical feasibility are expensed as incurred. As of December 31, 2001 and 2000, unamortized software costs were $7,660,000 and $5,752,000, respectively. The Company amortizes software costs over a 5-year period and amortized $1,779,000, $775,000 and $190,000 for the years ended December 31, 2001, 2000 and 1999.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   LONG-LIVED ASSETS
   In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No such impairments have occurred.

   SEPARATE ACCOUNTS
   In April 2000, the Company began issuing variable universal life and deferred variable annuity contracts. The assets and liabilities held for variable universal life and deferred variable annuity contracts are in the Separate Accounts (the Accounts) which are legally segregated from the general assets of the Company. The initial assets held in the Accounts were comprised of investments in 12 sub-accounts. An additional 18 sub-accounts were added in May 2001, for a total of 30 sub-accounts. Each sub-account invests exclusively in shares of a designated portfolio of a fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that same portfolio. The deposits collected for variable contracts are invested at the direction of the contract holders in the sub-accounts that comprise the Accounts. Absent any contract provisions wherein the Company contractually guarantees either a minimum return or account value, the contract holders bear the investment risk that the sub-accounts may not meet their stated objectives. The sub-accounts invest in underlying mutual fund portfolios (collectively, the Funds).

   The assets of the Accounts are carried at fair value. The Accounts' liabilities represent the contract holders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the Accounts accrue directly to the contract holders and, therefore, are not included in the Company's statements of income and comprehensive income. Mortality, policy administration and surrender charges to all accounts are included in the revenues of the Company.

   POLICY LIABILITIES AND ACCRUALS
   Liabilities for future policy benefits for traditional life policies are computed principally on a net level premium method reflecting estimated future investment yields, mortality, morbidity, and withdrawals. Interest rate assumptions range from 2.25% to 8.50% depending upon the year of issue. Mortality is calculated principally on select and ultimate tables in common usage in the industry, modified for Company experience, and withdrawals are estimated based primarily on experience.

   Liabilities for future policy benefits on universal life and variable universal life and deferred fixed and variable annuity products are determined under the retrospective deposit method and consist principally of policy values before any surrender charges. Liabilities for future policy benefits on SSNILC are recorded when the payments are received.

   Unpaid policy claims include claims in the course of settlement and a provision for claims incurred but not reported, based on past experience.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   CASH AND CASH EQUIVALENTS
   The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

   INCOME TAXES
   The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

   ACCOUNTING PRONOUNCEMENTS
   In 1998, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at market value. Subsequently, in June 1999, the FASB released SFAS No. 137, Deferral of the Effective Date of FASB Statement No. 133, which deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. Finally, in June 2000, the FASB released SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. This Statement amends the accounting and reporting standards of SFAS No. 133 for the following items: normal purchases and normal sales exception, interest rate risk, recognized foreign currency denominated debt instruments and intercompany derivatives. This Statement also amends SFAS No. 133 for certain provisions related to the implementation guidance arising from the Derivative Implementation Group process. SFAS No. 133, No. 137 and No. 138 are effective for financial statements issued by the Company for periods beginning after December 31, 2000. The adoption of these Statements did not have a material impact on the Company's financial statements.

   In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement revises accounting standards for securitizations and other transfers of financial assets and collateral. SFAS No. 140 replaces SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and rescinds SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. This Statement, which is required to be applied prospectively with certain exceptions, is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Additionally, this Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this Statement did not have a material impact on the Company's financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   ACCOUNTING PRONOUNCEMENTS (CONTINUED)
   In June 2001, the FASB issued SFAS No. 141, Business Combinations. This Statement, effective for all business combinations initiated after June 30, 2001, establishes standards for accounting and reporting business combinations. It requires that all business combinations be accounted for by the purchase method and prohibits the pooling of interest method of accounting except for transactions initiated before July 1, 2001. This Statement supersedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. The adoption of this Statement did not have a material impact on the Company's financial statements.

   In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. This Statement addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. This Statement also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Upon adoption of this Statement, goodwill and other intangible assets that are determined to have an indefinite useful life will no longer be amortized. Instead, goodwill will be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. The second step of the goodwill impairment test measures the amount of impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the year of initial adoption. Additionally, intangible assets with indefinite useful lives will be evaluated each reporting period to determine whether an indefinite useful life is still supportable. Further, such assets will be tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Any intangible asset that is determined to have a finite useful life shall be amortized over this period and its useful life shall be evaluated each reporting period to determine whether revisions to the remaining amortization period are warranted. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and supersedes APB Opinion No. 17, Intangible Assets. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. This Statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The Company does not expect the adoption of this Statement to have a material impact on its financial statements.

   In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement, effective for fiscal years beginning after June 15, 2002, establishes the standard to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company does not expect the adoption of this Statement to have a material impact on its financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   ACCOUNTING PRONOUNCEMENTS (CONTINUED)
   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This Statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. However, this Statement retains the fundamental provisions of SFAS No. 121 for a) recognition and measurement of the impairment of long-lived assets to be held and used and b) measurement of long-lived assets to be disposed of by sale. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed of. However, this Statement retains the requirements of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held-for-sale. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. The Company does not expect the adoption of this Statement to have a material impact on its financial statements.

   RECLASSIFICATION
   Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no effect on net income or stockholder's equity previously reported.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2. INVESTMENTS

   INVESTMENT INCOME
   The components of investment income, by type of investment, for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

                                                            2001          2000          1999
                                                          --------      --------      --------
Bonds                                                     $262,851      $264,433      $270,191
Equity securities available for sale                         6,142         4,399         5,737
Mortgage loans on real estate                                3,241         3,892         5,060
Investment real estate                                      14,531        12,058         9,415
Surplus notes and certificate of contribution of the
  P&C Group                                                 37,933        27,533         7,259
Policy loans                                                17,029        15,881        14,436
Joint ventures                                                 745         1,062         1,786
Short-term investments                                       3,171         4,566         4,814
Notes receivable                                               758           307           105
Other                                                          173           445         1,008
                                                          --------      --------      --------
    Gross investment income                                346,574       334,576       319,811
Less: Investment expenses                                   15,196        12,587        12,137
                                                          --------      --------      --------
    Net investment income                                 $331,378      $321,989      $307,674
                                                          ========      ========      ========

   The Company's investment expenses included approximately $478,000, $321,000 and $737,000 in 2001, 2000 and 1999, respectively, that were paid to its parent company, FGI.

   In 2001, 2000 and 1999, approximately $1,806,000, $1,608,000 and $1,469,000, respectively, of the Company's investment expenses were paid to Zurich Scudder Investments, Inc. (ZSI), formerly known as Scudder Kemper Investments, Inc., an indirect subsidiary of Zurich.

   REALIZED GAINS AND LOSSES
   Realized investment gains (losses) on sales of investments during the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

                                     2001           2000          1999
                                   --------       --------      --------
Bonds                              $ 32,576       $ 12,832      $ 17,558
Redeemable preferred stocks             (49)         2,688           450
Common stocks                         8,040         32,783         4,589
Investment real estate                1,801          3,928         1,562
Mortgage loans on real estate            --         10,054            --
Joint ventures                         (358)            --            --
Other                                  (691)            --            --
                                   --------       --------      --------
                                   $ 41,319       $ 62,285      $ 24,159
                                   ========       ========      ========

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2. INVESTMENTS (CONTINUED)

   IMPAIRMENT LOSSES
   Impairment losses for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

                                   2001           2000            1999
                                 --------       --------       ---------
Bonds                            $(37,563)      $(22,429)      $      --
Redeemable preferred stocks          (156)            --              --
Common stocks                     (42,952)            --              --
Notes receivable                     (844)            --              --
Joint ventures                     (1,249)            --              --
                                 --------       --------       ---------
                                 $(82,764)      $(22,429)      $      --
                                 ========       ========       =========

   UNREALIZED GAINS AND LOSSES ON EQUITY SECURITIES AND JOINT VENTURES
   Gross unrealized gains (losses) pertaining to nonredeemable preferred stocks, common stocks, and joint ventures stated at fair value as of December 31, 2001 and 2000 are as follows (in thousands):

                                            GAINS         LOSSES          NET
                                          --------       --------       --------
2001
  Nonredeemable preferred stocks          $  1,154       $    (32)      $  1,122
  Common stocks                             16,509        (25,921)        (9,412)
  Joint ventures                               477           (135)           342
                                          --------       --------       --------
                                          $ 18,140       $(26,088)        (7,948)
                                          ========       ========
  Less:  Deferred federal income taxes                                     2,782
                                                                        --------
                                                                        $ (5,166)
                                                                        ========

2000
  Nonredeemable preferred stocks          $    439       $    (67)      $    372
  Common stocks                             10,539        (39,892)       (29,353)
  Joint ventures                                --           (570)          (570)
                                          --------       --------       --------
                                          $ 10,978       $(40,529)       (29,551)
                                          ========       ========
  Less:  Deferred federal income taxes                                    10,343
                                                                        --------
                                                                        $(19,208)
                                                                        ========

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2. INVESTMENTS (CONTINUED)

   UNREALIZED GAINS AND LOSSES ON FIXED MATURITIES
   Amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of fixed maturities as of December 31, 2001 and 2000 are as follows (in thousands):

                                                              GROSS             GROSS           ESTIMATED
                                           AMORTIZED        UNREALIZED        UNREALIZED          FAIR
                                              COST            GAINS             LOSSES            VALUE
                                          -----------      -----------       -----------       -----------
2001
Fixed maturities available for sale:
U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies               $   241,985      $     3,982       $    (3,743)      $   242,224
Obligations of states and
  political subdivisions                      172,276            9,134                --           181,410
Debt securities issued by
  foreign governments                          19,938              191                --            20,129
Corporate securities                        1,418,795           47,373           (20,692)        1,445,476
Mortgage-backed securities                  2,042,814           68,298            (5,994)        2,105,118
                                          -----------      -----------       -----------       -----------
                                            3,895,808          128,978           (30,429)        3,994,357
Redeemable preferred stock                     21,806              457              (956)           21,307
                                          -----------      -----------       -----------       -----------
                                          $ 3,917,614      $   129,435       $   (31,385)      $ 4,015,664
                                          ===========      ===========       ===========       ===========

2000
Fixed maturities available for sale:
U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies               $   210,305      $     3,087       $    (1,020)      $   212,372
Obligations of states and
  political subdivisions                       34,335              785                (2)           35,118
Debt securities issued by
  foreign governments                          53,382            1,515            (1,260)           53,637
Corporate securities                        1,695,881           30,450           (38,465)        1,687,866
Mortgage-backed securities                  1,683,244           32,699           (12,492)        1,703,451
                                          -----------      -----------       -----------       -----------
                                            3,677,147           68,536           (53,239)        3,692,444
Redeemable preferred stock                     29,649            1,577              (580)           30,646
                                          -----------      -----------       -----------       -----------
                                          $ 3,706,796      $    70,113       $   (53,819)      $ 3,723,090
                                          ===========      ===========       ===========       ===========

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2. INVESTMENTS (CONTINUED)

   MATURITIES OF FIXED MATURITIES
   The amortized cost and estimated fair value of available for sale fixed maturity securities by contractual maturity at December 31, 2001 are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

                                                                              ESTIMATED
                                                              AMORTIZED         FAIR
                                                                COST            VALUE
                                                             ----------      ----------
Fixed maturities available for sale:
  Due in one year or less                                    $   60,417      $   62,046
  Due after one year through five years                         435,471         451,934
  Due after five years through 10 years                         726,214         736,608
  Due after 10 years                                            630,892         638,651
                                                             ----------      ----------
                                                              1,852,994       1,889,239
Mortgage-backed securities                                    2,042,814       2,105,118
Preferred stock with characteristics of debt securities          21,806          21,307
                                                             ----------      ----------
                                                             $3,917,614      $4,015,664
                                                             ==========      ==========

   In determining estimated fair value, management obtains quotations from independent sources who make markets in similar securities, generally broker/dealers. Unless representative trades of securities actually occurred at year end, these quotes are generally estimates of market value based on an evaluation of appropriate factors, such as trading in similar securities, yields, credit quality, coupon rate, maturity, type of issue, and other market data.

   Proceeds from sales and maturities of bonds and stocks and gross realized gains (losses) on such sales during the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

      YEARS ENDING                                            GROSS           GROSS
      DECEMBER 31,                         PROCEEDS           GAINS           LOSSES
      ------------                       -----------        ---------       ---------
          2001                           $ 1,443,106        $  58,161       $ (98,265)
          2000                               944,436           53,759         (27,885)
          1999                               953,106           40,609         (18,012)

   On December 27, 2001, the Company acquired a $75,000,000 Mount Rosa/Mount Evans bond; at par, as issued by Mount Rosa 1 LTD, an Isle of Man exempted company, and Mount Evans Funding LLC, a Delaware Limited Liability Company. Both Mount Rosa 1 LTD and Mount Evans Funding LLC are not affiliated companies; however, in this special purpose vehicle bond, Zurich Insurance Company, an affiliated company, provides the underlying financial guarantee of interest, and American International Group, Inc., an unaffiliated company, provides the underlying guarantee of principal. The bond maturity date is December 27, 2031. The coupon rate for this bond is 7.24% and interest is paid semi-annually. The Company received approximately $60,000 of interest income in 2001.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosures of fair value information about financial instruments and includes assets and liabilities recognized or not recognized in the balance sheets, for which it is practicable to estimate fair value. In instances where quoted market prices are not available, fair values are based upon estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. SFAS No. 107 excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements, such as the amount for the value associated with customer or agent relationships, the expected interest margin to be earned on future investment-type products, or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

   CASH AND CASH EQUIVALENTS
   The carrying amounts of these items are reasonable estimates of their fair value.

   FIXED MATURITIES, REDEEMABLE AND NONREDEEMABLE PREFERRED STOCK, AND COMMON stock The estimated fair value of bonds, redeemable and nonredeemable preferred stock, and common stock are based upon quoted market prices, dealer quotes, and prices obtained from independent pricing services.

   MORTGAGE LOANS
   The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate that is applicable to the yield, credit quality, and average maturity of the composite portfolio.

   POLICY LOANS
   The estimated fair value of policy loans is determined by discounting future cash flows using the current rates at which similar loans would be made.

   SURPLUS NOTES AND CERTIFICATES OF CONTRIBUTION OF THE P&C GROUP
   The carrying amounts of these items are a reasonable estimate of their fair market value.

   JOINT VENTURES
   The estimated fair value of the joint ventures is based on quoted market prices, current appraisals, and independent pricing services.

   S&P 500 CALL OPTIONS
   The Black-Scholes option pricing formula is a reasonable valuation method in estimating the fair market value of the S&P 500 call options.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

   NOTES RECEIVABLE
   The carrying amounts of these items are a reasonable estimate of their fair value.

   FUTURE POLICY BENEFITS - DEFERRED ANNUITIES
   The estimated fair values are based on the currently available cash surrender value, similar to the demand deposit liabilities of depository institutions.

   SEPARATE ACCOUNTS
   Amounts are carried at market value for financial statement purposes.

   The estimated fair values and carrying values of the Company's financial instruments at December 31, 2001 and 2000 were as follows (in thousands):

                                                                    2001                            2000
                                                         --------------------------      --------------------------
                                                          CARRYING       ESTIMATED        CARRYING       ESTIMATED
                                                           VALUE         FAIR VALUE        VALUE         FAIR VALUE
                                                         ----------      ----------      ----------      ----------
Assets:
  Cash and cash equivalents                              $  168,526      $  168,526      $   64,484      $   64,484
  Fixed maturities available for sale                     4,015,664       4,015,664       3,723,090       3,723,090
  Non-redeemable preferred stock available for sale          12,245          12,245          11,500          11,500
  Common stock available for sale                           262,927         262,927         212,428         212,428
  Mortgage loans                                             28,901          31,853          36,984          41,815
  Surplus notes and certificates of contribution
    of the P&C Group                                        490,500         490,500         502,500         502,500
  Policy loans                                              232,287         246,829         218,162         226,304
  Joint ventures                                              3,624           6,436           4,651           7,397
  S&P call options                                           12,690          12,690          26,271          26,271
  Notes receivable                                           12,435          12,435           5,279           5,279
  Separate accounts                                          53,074          53,074           8,423           8,423
Liabilities:
  Future policy benefits - deferred annuities             1,545,583       1,491,873       1,510,908       1,467,806
  Separate accounts                                          53,074          53,074           8,423           8,423

4. VALUE OF BUSINESS ACQUIRED

   The changes in the VOBA were as follows (in thousands):

                                                          DECEMBER 31,
                                                   -------------------------
                                                      2001            2000
                                                   ---------       ---------
Balance, beginning of year                         $ 300,141       $ 328,718
Amortization related to operations                   (41,777)        (51,648)
Interest accrued                                      19,378          28,799
Amortization related to net unrealized losses         (3,211)         (5,728)
                                                   ---------       ---------
Balance, end of year                               $ 274,531       $ 300,141
                                                   =========       =========

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


4. VALUE OF BUSINESS ACQUIRED (CONTINUED)

   Based on current conditions and assumptions as to future events, the Company expects to amortize the December 31, 2001, balance as follows: approximately 8.0% in 2002 and 2003, 9.0% in 2004, 2005 and 2006. The discount rate used to determine the amortization rate of the VOBA ranged from 3.5% to 9.0%.

5. SECURITY LENDING ARRANGEMENT

   The Company has entered into a security lending agreement with a lending agent. The agreement authorizes the agent to lend securities held in the Company's portfolio to a list of authorized borrowers. Concurrent with delivery of the securities, the borrower provides the Company with cash collateral equal to at least 102% of the market value of the loaned securities.

   The securities are marked-to market on a daily basis, and the collateral is adjusted on the next business day. The collateral is invested in highly liquid, fixed income investments with a maturity of less than one year. Income earned from the security lending arrangement is shared 25% and 75% between the agent and the Company, respectively. Income earned by the Company was approximately $227,000, $626,000 and $798,000 in 2001, 2000 and 1999,
   respectively. The Company's securities on loan at December 31, 2001 and 2000 had estimated fair values of approximately $12,925,000 and $335,968,000, respectively.

6. FEDERAL INCOME TAXES

   The Company files a consolidated federal income tax return with FGI and its subsidiaries.

   The method of allocation between the Company and FGI is subject to a written agreement, which has been approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled annually within 45 days after the filing date of the consolidated federal income tax return.

  FARMERS NEW WORLD LIFE INSURANCE COMPANY
  (A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
  NOTES TO FINANCIAL STATEMENTS, CONTINUED


6. FEDERAL INCOME TAXES (CONTINUED)

   The components of the provision for income taxes for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

                         2001             2000            1999
                       ---------       ---------       ---------
Current:
  Federal              $  73,093       $ 104,187       $  83,823
  State                      704           1,107           1,603
                       ---------       ---------       ---------
   Total current          73,797         105,294          85,426
                       ---------       ---------       ---------
Deferred:
  Federal                (16,377)        (14,253)          1,127
  State                     (638)           (650)           (574)
                       ---------       ---------       ---------
   Total deferred        (17,015)        (14,903)            553
                       ---------       ---------       ---------
   Total               $  56,782       $  90,391       $  85,979
                       =========       =========       =========

   A reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 35% in 2001, 2000 and 1999 to income before income taxes and the actual provision for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

                                           2001                        2000                        1999
                                   --------------------        --------------------        --------------------
                                   AMOUNT       PERCENT        AMOUNT       PERCENT        AMOUNT       PERCENT
                                   ------       -------        ------       -------        ------       -------
Expected tax expense              $ 60,528       35.00%       $ 91,002       35.00%       $ 85,464       35.00%
Tax-exempt investment income        (1,248)      (0.72)         (1,070)      (0.41)         (1,410)      (0.58)
State taxes                             48        0.02             457        0.17           1,029        0.42
Other, net                          (2,546)      (1.47)              2        0.00             896        0.37
                                  --------       -----        --------       -----        --------       -----
Reported income tax expense       $ 56,782       32.83%       $ 90,391       34.76%       $ 85,979       35.21%
                                  ========       =====        ========       =====        ========       =====

   The temporary differences that give rise to significant portions of deferred tax liabilities at December 31, 2001 and 2000 relate to the following (in thousands):

                                               2001            2000
                                            ---------       ---------
Deferred policy acquisition costs           $ 233,903       $ 234,762
Future policy benefits                       (106,025)        (89,459)
Investments                                   (47,078)        (33,601)
Valuation of investments in securities         22,883          (6,723)
Depreciable assets                              5,371           4,334
Other                                           3,487          (8,256)
                                            ---------       ---------
   Net deferred tax liabilities             $ 112,541       $ 101,057
                                            =========       =========

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


6. FEDERAL INCOME TAXES (CONTINUED)

   Management believes that the deferred income tax assets listed are fully recoverable and, accordingly, no valuation allowance has been recorded. Management bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to changes in the near future.

7. COMMITMENTS AND CONTINGENCIES

   The Company is subject to lawsuits arising from the normal course of its business activities. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. In the opinion of management, the Company has not engaged in any conduct that should warrant the award of any material punitive or compensatory damages. Acting on the advice of counsel, the Company intends to defend vigorously its position in each case, and management believes that, while it is not possible to predict the outcome of such matters with absolute certainty, ultimate disposition of these proceedings should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

8. REGULATORY MATTERS

   The Company is required to file financial statements with the Office of the Insurance Commissioner of the State of Washington (OIC). These financial statements are prepared in accordance with accounting practices prescribed or permitted by the OIC. "Prescribed" statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed. Such practices may differ from state to state, may differ from company to company within a state and may change in the future. These statutory accounting practices differ from accounting principles generally accepted in the United States of America, which have been used to prepare the accompanying financial statements. Effective January 1, 2001, the State of Washington required that insurance companies domiciled in the State of Washington prepare their statutory basis financial statements in accordance with the NAIC, Accounting Practices and Procedures - Version effective January 1, 2001.

   Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures - Version effective January 1, 2001, are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (statutory surplus) in the period of the change in accounting principles. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


8. REGULATORY MATTERS (CONTINUED)

   reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principles, as an adjustment that increased unassigned funds (statutory surplus) by approximately $5,200,000 as of January 1, 2001.

   Statutory stockholders' equity was $1,074,660,000 and $1,090,597,000 as of December 31, 2001 and 2000, respectively, and statutory net income was $34,402,000, $134,756,000 and $114,909,000 for the years ended December 31,
   2001, 2000 and 1999, respectively.

   Statutory unassigned surplus of $1,064,860,000 and $1,080,798,000 included in retained earnings at December 31, 2001 and 2000, respectively, is the amount held for the benefit of the stockholder. The entire amount in 2001 and 2000 is designated as stockholder's surplus for tax purposes and would not subject the Company to taxation if paid as a cash dividend.

   The NAIC requires life insurance companies to calculate a risk-based capital ratio (RBC). This RBC is used for the regulation of life insurance companies and is used as a solvency benchmark by state insurance regulators. The formulas for determining the RBC specify various weighting factors that are applied to financial balances or various levels of activity based on degree of risk. The RBC ratio is determined by a ratio of the enterprise's regulatory total adjusted capital to its authorized control level RBC, as defined by the NAIC. If the RBC ratio is below specific trigger points, the Company may be required to take corrective action. The Company's ratios exceed regulatory requirements at December 31, 2001 and 2000. These ratios are not a required part of the financial statements, and therefore, were not subjected to the auditing procedures applied in the audit of the financial statements.

   The amount of dividends that can be paid by the Company to its stockholder without prior approval of the OIC is limited to the greater of (i) 10% of its statutory earned surplus or (ii) the statutory net income from the preceding calendar year. Earned surplus consists of funds derived from any realized net profits, and does not include unrealized capital gains or re-evaluation of assets. A dividend paid that does not meet the above specifications is defined as an "extraordinary dividend" and requires advance approval from the OIC. The maximum dividend payout that could be made without prior approval is $136,327,000 in 2002. Dividends are determined by the Board of Directors.

   During 2001, the Company paid $112,000,000 in dividends to FGI.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


9. REINSURANCE

   The Company has ceded business under both yearly renewable-term contracts and coinsurance contracts. The policy benefit liabilities and unpaid claim amounts attributable to such business are stated as other receivables on the balance sheets. The carrying value of reinsurance receivables included in other receivables totaled approximately $65,240,000 and $39,063,000 at December 31, 2001 and 2000, respectively. The Company utilizes several reinsurers to minimize concentration of credit risk.

   The Company has established retention limits for automatic reinsurance ceded. The maximum retention on new issues is $2,000,000 per life for certain universal life policies and $1,500,000 per life for all traditional policies except certain term life products. The maximum retention on new issues is $800,000 per life for Farmers Yearly Renewable term. The excess risk is reinsured with an unaffiliated reinsurer. Increases in the liability for future life policy benefits and death and other benefits expense are reported net of the impact of reinsurance ceded. Death and other benefits expense is reduced by $13,651,000, $6,602,000, and $3,052,000 in 2001, 2000 and 1999,
   respectively, of reinsurance recoveries. The Company is contingently liable with respect to reinsurance ceded in the event that a reinsurer is unable to meet its obligations under existing reinsurance agreements.

   Effective January 2000, the Company entered into a new co-insurance agreement with an unaffiliated reinsurer. The Company agreed to cede a significant portion of the risk of certain term life policies. The coinsurance agreement cedes 90% of premium and risk.

   The effect of reinsurance on premiums and amounts earned for the years ended December 31, 2001, 2000, and 1999 was as follows (in thousands):

                                2001            2000            1999
                             ---------       ---------       ---------
Direct premiums              $ 324,735       $ 252,213       $ 214,557
Reinsurance assumed             11,321           9,833           9,065
Reinsurance ceded              (61,212)        (33,527)        (13,939)
                             ---------       ---------       ---------
    Net premiums earned      $ 274,844       $ 228,519       $ 209,683
                             =========       =========       =========

   Premiums assumed from unaffiliated companies approximated $11,321,000, $9,833,000 and $9,065,000 in 2001, 2000 and 1999, respectively, which represents 4.1% of the net premiums earned in 2001, and 4.3% of the net premiums earned in 2000 and 1999. Claims paid to unaffiliated companies on assumed reinsurance were approximately $10,536,000, $9,131,000 and $8,134,000 in 2001, 2000 and 1999, respectively.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


10. EMPLOYEES' RETIREMENT PLANS

   The Company participates in FGI's two non-contributory defined benefit pension plans (the Regular Plan and the Restoration Plan). The Regular Plan covers substantially all employees of FGI, its subsidiaries, and the P&C Group who have reached age 21 and have rendered one year of service. Benefits are based on years of service and the employee's compensation during the last five years of employment. The Restoration Plan provides supplemental retirement benefits for certain key employees of FGI, its subsidiaries, and the P&C Group.

   FGI's policy is to fund the amount determined under the aggregate cost method, provided it does not exceed funding limitations. There has been no change in funding policy from prior years, and in 2001, a contribution of $25,487,000 was made to the Regular Plan. The Company's share of this contribution was $11,867,000.

   An independent trustee holds the assets of the Regular Plan. Assets held are primarily in fixed maturity and equity investments. The principal liability is for annuity benefit payments of current and future retirees. Assets of the Restoration Plan are considered corporate assets of FGI and are held in a grantor trust.

   Information regarding the Regular Plan's and the Restoration Plan's funded status is not developed separately for FGI, its subsidiaries, including the Company, and the P&C Group. The funded status of both plans as of December 1, 2001 and 2000 (the latest date for which information is available) is as follows (in thousands):

                                                            2001               2000
                                                         -----------       -----------
Change in benefit obligation:
 Net benefit obligation at beginning of the year         $   904,557       $   803,894
 Service cost                                                 32,169            27,262
 Interest cost                                                71,041            65,023
 Plan amendments                                                  (9)               --
 Actuarial losses                                             79,239            51,563
 Benefits paid                                               (41,096)          (43,185)
                                                         -----------       -----------
   Net benefit obligation at end of year                 $ 1,045,901       $   904,557
                                                         ===========       ===========
Change in plan assets:
 Fair value of plan assets at beginning of the year      $ 1,014,299       $ 1,015,928
 Actual return on plan assets                                (24,970)           21,594
 Employer contributions                                       25,487            18,689
 Benefits paid                                               (39,719)          (41,912)
                                                         -----------       -----------
   Fair value of plan assets at end of year              $   975,097       $ 1,014,299
                                                         ===========       ===========
Funded status at end of the year                         $   (70,804)      $   109,742
Unrecognized net actuarial gain                               57,578          (147,236)
Unrecognized prior service cost                               27,840            31,854
Unrecognized net transition asset                            (12,158)          (16,834)
                                                         -----------       -----------
   Net amount recognized at end of year                  $     2,456       $   (22,474)
                                                         ===========       ===========

10. EMPLOYEES' RETIREMENT PLANS (CONTINUED)

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


   Upon B.A.T.'s purchase of FGI and its subsidiaries in 1988, FGI allocated part of the purchase price to its portion of the Regular Plan assets in excess of the projected benefit obligation at the date of acquisition. The asset is being amortized for the difference between FGI's net pension cost and amounts contributed to the plan. The unamortized balance as of December 31, 2001 and 2000 was $9,576,000 and $13,258,000 respectively.

   Components of net periodic pension expense for FGI and its subsidiaries are as follows for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                                 2001           2000           1999
                                               --------       --------       --------
Service costs                                  $ 16,992       $ 14,064       $ 15,126
Interest costs                                   40,948         38,035         34,525
Return on plan assets                           (54,232)       (53,947)       (49,000)
Amortization of:
  Transition obligation                           1,023            987            955
  Prior service cost                              2,573          2,597          2,207
  Actuarial gain                                 (2,031)        (9,561)        (2,445)
                                               --------       --------       --------
    Net periodic pension expense (credit)      $  5,273       $ (7,825)      $  1,368
                                               ========       ========       ========

   The Company's share of pension expense (credit) was $275,000, ($1,188,000) and $192,000 in 2001, 2000 and 1999, respectively.

   FGI uses the projected unit credit cost actuarial method for attribution of expense for financial reporting purposes. The interest cost and the actuarial present value of benefit obligations were computed using a weighted average interest rate of 7.25%, 7.75% and 8.0% in 2001, 2000 and 1999, respectively, while the expected return on plan assets was computed using a weighted average interest rate of 9.50% in 2001 and 2000, and 9.25% in 1999. The weighted-average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.70% in 2001 and 2000, and 5.00% in 1999.

   FGI and its subsidiaries' postretirement benefits plan is a contributory defined benefit plan for employees who were retired or who were eligible for early retirement on January 1, 1995, and is a contributory defined dollar plan for all other employees retiring after January 1, 1995. Health benefits are provided for all employees who participated in the Company's group medical benefits plan for 10 years prior to retirement at age 55 or later. A life insurance benefit of $5,000 is provided at no cost to retirees who maintained group life insurance coverage for 10 years prior to retirement at age 55 or later.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


10. EMPLOYEES' RETIREMENT PLANS (CONTINUED)

   There are no assets separated and allocated to this plan. The funded status of the entire plan, which includes FGI, its subsidiaries, and the P&C Group, at December 1, 2001 and 2000 (the latest date for which information is available) were as follows (in thousands):

                                                          2001            2000
                                                       ---------       ---------
Change in benefit obligation:
  Net benefit obligation at beginning of the year      $ 117,895       $  79,501
  Service cost                                             2,537           1,427
  Interest cost                                            9,082           6,280
  Plan participations' contributions                       2,768           1,729
  Actuarial loss                                          34,185          34,131
  Benefits paid                                          (10,325)         (5,173)
                                                       ---------       ---------
    Net benefit obligation at end of year              $ 156,142       $ 117,895
                                                       =========       =========

Funded status at end of year                           $(156,142)      $(117,895)
Unrecognized net actuarial gain                           51,823          20,659
Unrecognized net transition obligation                    14,421          15,732
                                                       ---------       ---------
    Net amount recognized at end of year               $ (89,898)      $ (81,504)
                                                       =========       =========

   FGI and its subsidiaries' share of the accrued postretirement benefit cost was approximately $61,544,000 and $57,758,000 in 2001 and 2000, respectively. The unrecognized net transition obligation of $14,421,000 and $15,732,000 in 2001 and 2000, respectively, represents the remaining transition obligation of the P&C Group.

   Components of postretirement benefits expense for FGI and its subsidiaries for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

                                             2001         2000         1999
                                           -------      -------       -------
Service costs                              $ 1,322      $   736       $   696
Interest costs                               5,367        3,786         3,263
Amortization of actuarial gain (loss)          333         (361)           (9)
                                           -------      -------       -------
    Net periodic expense                   $ 7,022      $ 4,161       $ 3,950
                                           =======      =======       =======

   The Company's share of these amounts was approximately $402,000, $245,000 and $229,000 in 2001, 2000 and 1999, respectively.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


10. EMPLOYEES' RETIREMENT PLANS (CONTINUED)

   The weighted average interest rate used in the above benefit computations was 7.25%, 7.75% and 8.00% in 2001, 2000 and 1999, respectively. Beginning in 2002, the initial medical inflation rate is 10% and will be graded, over a five-year period, to 6.00% and level thereafter, and contribution levels from retirees were the same as applicable medical cost increases where defined benefits exist. The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the accumulated benefit obligation was 4.70% in 2001 and 2000, and 5.00% in 1999.

   A 1% increase or decrease in the medical inflation rate assumption would have resulted in the following (in thousands):

                                                                            1%           1%
                                                                        INCREASE     DECREASE
                                                                        --------     --------
Effect on 2001 service and interest components of net periodic cost      $   177      $  (172)
Effect on accumulated postretirement benefit obligation at
  December 31, 2001                                                        2,469       (2,214)

11. EMPLOYEES' PROFIT SHARING PLANS

   FGI and its subsidiaries have two profit sharing plans providing for cash payments to all eligible employees. The two plans, Cash Profit Sharing Plan (consisting of Cash and Quest for Gold Program in 2001 and 2000) and Deferred Profit Sharing Plan, provide for a maximum aggregate expense of 16.25% of FGI and its subsidiaries' consolidated annual pretax earnings, as adjusted. The Deferred Profit Sharing Plan, limited to 10% of pretax earnings, as adjusted, or 15% of the salary or wage paid or accrued to the eligible employees, provides for an annual contribution by FGI and its subsidiaries to a trust for eventual payment to employees as provided in the plan. The Cash Profit Sharing Plan and Quest for Gold Program provide for annual cash distributions to eligible employees. The Cash Profit Sharing Plan is limited to 5% of pretax earnings, as adjusted, or 5% of eligible employees' salaries or wages paid or accrued. The Quest for Gold Program is limited to 1.25% of pretax earnings, as adjusted, or 6% of eligible employees' salaries or wages paid or accrued.

   The Company's share of expense under these plans was $5,067,000, $4,194,000 and $4,120,000 in 2001, 2000 and 1999, respectively.

12. EQUITY-INDEXED ANNUITIES

   The Company sells an equity-indexed annuity product. At the end of its seven-year term, this product credits interest to the annuitant at a rate based on a specified portion of the change in the value of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), subject to a guaranteed annual minimum return.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


12. EQUITY-INDEXED ANNUITIES (CONTINUED)

   To hedge the interest liability generated on the annuities as the index rises, the Company purchases call options on the S&P 500 Index. The Company considers such call options to be held as a hedge. As of December 31, 2001 and 2000, the Company had call options with contract values of approximately $117,257,000 and $94,535,000, respectively, and carrying values of approximately $12,690,000 and $26,271,000, respectively.

   The cash requirement of the S&P 500 call options consist of the initial premium paid to purchase the call options. Should a liability exist to the annuitant at maturity of the annuity policy, the termination or maturity of the option contracts will generate positive cash flow to the Company. The appropriate amount of cash flow will then be remitted to the annuitant based on the respective participation rate. The S&P 500 call options are generally expected to be held for a seven-year term, but can be terminated at any time.

   On December 27, 2001, the Company disposed of 1,598 and 1,319 S&P 500 call option contracts acquired in January and February 2001. The Company received $518,000 in disposition proceeds, resulting in a $682,000 realized loss on disposition. This disposal was necessary as the Company purchased a larger than necessary quantity of S&P 500 call options to hedge against the equity indexed annuity product liability.

   There are certain risks associated with the S&P 500 call options, primarily with respect to significant movements in the United States stock market and counterparty non-performance. The Company believes that the counterparties to its S&P 500 call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal.

13. PARTICIPATING POLICIES

   Participating business, which consists of group business, comprised approximately 10.4% of total insurance in-force as of December 31, 2001 and approximately 7.7% of total insurance in force as of December 31, 2000. In addition, participating business represented 2.2% of the Company's premium income for the year ended December 31, 2001, and 2.0% of the Company's premium income for the years ended December 31, 2000 and 1999.

   The amount of dividends paid on participating business is determined by the Company's Board of Directors and is paid annually on the policyholder's anniversary date. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


14. OPERATING SEGMENTS

   The company concentrates its activities in the individual life insurance and annuity markets. These activities are managed separately as each offers a unique set of products and services. As a result, the Company comprises the following two reportable operating segments as defined in SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information: the life insurance segment and the annuity segment.

   The life insurance segment provides individual life insurance products, including universal life, variable universal life, term life, and whole life. The annuity segment provides flexible and single premium deferred annuities, single premium immediate annuities, variable annuities, and equity-indexed annuity products.

   The basis of accounting used by the Company's management in evaluating segment performance and determining how resources should be allocated is referred to as the Company's GAAP historical basis, which excludes the effects of the purchase accounting (PGAAP) adjustments related to the acquisition of FGI and the Company by B.A.T in December 1988 (Note 1).

   The Company accounts for intersegment transactions as if they were to third parties and, as such, records the transactions at current market prices. There were no intersegment revenues between the Company's two reportable operating segments for the years 2001, 2000 and 1999.

   The Company operates throughout the U.S. and does not earn revenues or hold assets in any foreign countries.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


14. OPERATING SEGMENTS (CONTINUED)

   Information regarding the Company's reportable operating segments follows (in thousands):

                                                   YEAR ENDED DECEMBER 31, 2001
                      -----------------------------------------------------------------------------------------
                                GAAP HISTORICAL BASIS                             PGAAP ADJUSTMENTS                      TOTAL
                      -----------------------------------------       -----------------------------------------          PGAAP
                          LIFE        ANNUITIES        TOTAL              LIFE        ANNUITIES        TOTAL             BASIS
                      -----------    -----------    -----------       -----------     ----------    -----------       -----------
Revenues              $   543,412    $   241,200    $   784,612(a)    $      (532)    $     (380)   $      (912)      $   783,700
Investment income         202,375        144,462        346,837              (153)          (110)          (263)          346,574
Investment expenses        (8,488)        (6,059)       (14,547)             (379)          (270)          (649)          (15,196)
Net realized gains         41,319             --         41,319                --             --             --            41,319
Impairment losses on
  investments             (82,764)            --        (82,764)               --             --             --           (82,764)
Income before
  provision for
  income taxes            155,679         26,009        181,688            (7,498)        (1,253)        (8,751)          172,937
Provision for income
  taxes                    56,884          9,503         66,387            (8,230)        (1,375)        (9,605)           56,782
Assets                  4,633,386      1,741,664      6,375,050            95,759         35,995        131,754(b)      6,506,804
Capital expenditures        4,732             --          4,732                --             --             --             4,732
Depreciation and
  amortization             86,445          8,496         94,941(c)          7,487            704          8,191(d)        103,132

      (a) Revenues for the operating segments include net investment income and net realized gains (losses).

      (b) Amount includes PGAAP adjustments related to the DAC ($151,000,000 decrease) and VOBA ($274,531,000 increase) assets.

      (c) Amount includes the historical basis amortization associated with the DAC asset.

      (d) Amount includes PGAAP adjustments associated with the VOBA asset and reversal of amortization associated with the pre-1998 DAC assets.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


14. OPERATING SEGMENTS (CONTINUED)

                                                      YEAR ENDED DECEMBER 31, 2000
                       -----------------------------------------------------------------------------------------
                                 GAAP HISTORICAL BASIS                             PGAAP ADJUSTMENTS                      TOTAL
                       -----------------------------------------       -----------------------------------------          PGAAP
                           LIFE        ANNUITIES        TOTAL              LIFE        ANNUITIES        TOTAL             BASIS
                       -----------    -----------    -----------       -----------    -----------    -----------       -----------
Revenues               $   689,749    $   116,218    $   805,967(a)    $      (600)   $      (318)   $      (918)      $   805,049
Investment income          218,982        115,858        334,840              (172)           (92)          (264)          334,576
Investment expenses         (7,804)        (4,129)       (11,933)             (428)          (226)          (654)          (12,587)
Net realized gains          62,285             --         62,285                --             --             --            62,285
Impairment losses on
  investments              (22,429)            --        (22,429)               --             --             --           (22,429)
Income before
  provision for taxes      243,804         24,979        268,783            (7,966)          (811)        (8,777)          260,006
Provision for income
  taxes                     85,366          8,746         94,112            (3,377)          (344)        (3,721)           90,391
Assets                   4,076,501      2,000,500      6,077,001            93,998         46,507        140,505(b)      6,217,506
Capital expenditures         7,174             --          7,174                --             --             --             7,174
Depreciation and
  amortization              95,861          8,553        104,414(c)          5,155            448          5,603(d)        110,017

      (a) Revenues for the operating segments include net investment income and net realized gains (losses)

      (b) Amount includes PGAAP adjustments related to the DAC ($169,100,000 decrease) and VOBA ($300,100,000 increase) assets

      (c) Amount includes the historical basis amortization associated with the DAC asset

      (d) Amount includes PGAAP adjustments associated with the VOBA asset and reversal of amortization associated with the pre-1998 DAC assets

                                                       YEAR ENDED DECEMBER 31, 1999
                            ---------------------------------------------------------------------------------------
                                     GAAP HISTORICAL BASIS                            PGAAP ADJUSTMENTS                   TOTAL
                            ----------------------------------------      -----------------------------------------       PGAAP
                                LIFE       ANNUITIES        TOTAL             LIFE        ANNUITIES        TOTAL          BASIS
                            -----------   -----------    -----------      -----------    -----------    -----------    -----------
Revenues                    $   635,419   $   118,044    $   753,463(a)   $      (921)   $      (351)   $    (1,272)   $   752,191
Investment income               202,258       118,502        320,760             (598)          (351)          (949)       319,811
Investment expenses              (7,653)       (4,484)       (12,137)              --             --             --        (12,137)
Net realized gains (losses)      24,482            --         24,482             (323)            --           (323)        24,159
Income before provision
  for taxes                     246,963        26,326        273,289          (26,301)        (2,804)       (29,105)       244,184
Provision for income
  taxes                          87,421         9,319         96,740           (9,724)        (1,037)       (10,761)        85,979
Assets                        3,646,654     1,870,221      5,516,875           98,675         50,607        149,282(b)   5,666,157
Capital expenditures              2,508            --          2,508               --             --             --          2,508
Depreciation and
  amortization                   69,727         7,924         77,651(c)        24,727          2,809         27,536(d)     105,187

      (a) Revenues for the operating segments include net investment income and net realized gains (losses)

      (b) Amount includes PGAAP adjustments related to the DAC ($190,100,000 decrease) and VOBA ($328,700,000 increase) assets

      (c) Amount includes the historical basis amortization associated with the DAC asset

      (d) Amount includes PGAAP adjustments totaling $21,300,000 related to the amortization of the DAC and VOBA assets

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


15. RELATED PARTIES

   Fees charged to the Company by FGI for sales and marketing services were $21,233,000, $21,027,000, and $21,750,000 for the years ended December 31,
   2001, 2000 and 1999, respectively, and are accounted for as deferred policy acquisition costs except for advertising expenses, which are expensed as incurred, of $2,233,000, $1,837,000 and $1,814,000 for the years ended
   December 31, 2001, 2000 and 1999, respectively.

   Information regarding surplus notes and certificates of contribution from the Exchanges as of December 31, 2001 and 2000 follows (dollars in thousands):

                                          DECEMBER 31,
                                   -------------------------        MATURITY                    INTEREST
                                      2001            2000            DATE           TERM         RATE
                                   ----------      ---------     --------------     -------     --------
Surplus note                       $       --      $ 119,000     October 2001        5 year       6.10%
Surplus note                           87,500         87,500     March 2005          5 year       8.50%
Certificate of contribution           107,000             --     September 2006      5 year       6.00%
Certificate of contribution           296,000        296,000     March 2010         10 year       7.85%
                                   ----------      ---------
                                   $  490,500      $ 502,500
                                   ==========      =========


   Conditions governing repayment of the amounts are outlined in the certificates of contribution and the surplus note. Generally, repayment may be made only when the surplus balance of the issuer reaches a specified level and then only after approval is granted by the issuer's governing Board and the appropriate Department of Insurance.

   The Company owned the following affiliated promissory notes from FFS Holdings, LLC, a subsidiary of the Exchanges, as of December 31, 2001 and 2000 (dollars in thousands):

                              DECEMBER 31,
                          ---------------------                                                INTEREST
                            2001          2000         MATURITY DATE          TERM               RATE
                          -------       -------        -------------         ------            --------
Promissory note           $ 1,000       $ 1,000        January 2005          5 year             8.50%
Promissory note             1,000         1,000        March 2005            5 year             8.50%
Promissory note             1,000         1,000        July 2005             5 year             8.50%
Promissory note             1,000         1,000        October 2005          5 year             8.50%
Promissory note             3,000            --        January 2006          5 year             8.50%
Promissory note             5,000            --        August 2006           5 year             8.50%

   Interest received from these surplus notes, certificates of contribution, and promissory notes totaled approximately $38,691,000, $27,735,000 and $7,259,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

   In October 2001, the Company purchased $100,000,000 and $10,000,000 corporate bonds available for sale, from Kemper Investors Life Insurance Company and Federal Kemper Life Assurance Company, respectively, which are subsidiaries of Zurich Financial Services Group. The bonds bear interest at a coupon rate of 6.62% and mature in December 2007. Interest on these bonds is paid semi-annually and for the year ended December 31, 2001 income earned totaled approximately $1,214,000.

FARMERS VARIABLE LIFE SEPARATE
ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
REPORT ON AUDITS OF FINANCIAL STATEMENTS
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Farmers New World Life Insurance Company and the Contractholders of Farmers Variable Life Separate Account A

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the portfolios constituting the Farmers Variable Life Separate Account A of Farmers New World Life Insurance Company (the Separate Account) (comprised of the Social Small Cap Growth Portfolio of the Calvert Variable Series, Inc, the Quality Bond and Small Cap Portfolios of the Dreyfus Variable Investment Fund - Service Class Shares, the Dreyfus Socially Responsible Growth Fund, Inc. Service Class Shares, the Growth, Index 500, and the Mid Cap Portfolios of the Fidelity Variable Insurance Products Funds VIP Service Class Shares, the Small Cap, Global Asset Allocation, and the Developing Markets Securities Funds of the Franklin Templeton Variable Insurance Products Trust Class 2 Shares, the Capital Growth, CORE Small Cap Equity, and the Mid Cap Value Funds of the Goldman Sachs Variable Insurance Trust, the Aggressive Growth Portfolio - Service Shares, the Balanced Portfolio
- Service Shares, the Capital Appreciation Portfolio - Institutional Shares of the Janus Aspen Series, the Foreign Bond, and the Low Duration Portfolios of the PIMCO Variable Insurance Trust - Administrative Class Shares, the Bond Portfolio
- Class A Shares, the Global Discovery Portfolio - Class A Shares, the Growth and Income Portfolio - Class A Shares, the International Portfolio - Class A Shares and the Money Market Portfolio of the Scudder Variable Series I, the Government Securities, the High Yield, the Small Cap Growth and the Dreman High Return Equity Portfolios of the Scudder Variable Series II, and the Equity Income, the Mid Cap Stock, and the Small Cap Stock Funds of the WM Variable Trust - Class 2 Shares) at December 31, 2001, the results of each of their operations for the periods then ended, and the changes in each of their net assets for the periods then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provides a reasonable basis for our opinion. The financial statements of the Separate Account as of December 31, 2000, and for the periods then ended were audited by other independent accountants whose report dated April 23, 2001, expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP

Seattle, Washington
March 15, 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors

Farmers New World Life Insurance Company
Mercer Island, Washington

We have audited the accompanying statement of assets and liabilities of the Capital Appreciation Portfolio of the Janus Aspen Series; the Bond, Growth and Income, International, and Money Market portfolios of the Scudder Variable Life Investment Fund; the Small Cap Growth, Kemper-Dreman High Return Equity, Government Securities, and High Yield portfolios of the Kemper Variable Series; the Foreign Bond and Low Duration Bond portfolios of the PIMCO Variable Insurance Trust; and the Developing Markets Securities Fund of the Franklin Templeton Variable Insurance Products Trust of Farmers New World Life Insurance Company's (the Company) Farmers Variable Life Separate Account A as of
December 31, 2000, and the related statements of operations and changes in net assets for the period then ended of the Capital Appreciation Portfolio of the Janus Aspen Series; the Bond, Growth and Income, International, and Money Market portfolios of the Scudder Variable Life Investment Fund; the Small Cap Growth, Kemper-Dreman High Return Equity, Government Securities, and High Yield portfolios of the Kemper Variable Series; the Foreign Bond and Low Duration Bond of the PIMCO Variable Insurance Trust; and the Developing Markets Securities Fund of the Franklin Templeton Variable Insurance Products Trust of Farmers New World Life Insurance Company's Farmers Variable Life Separate Account A. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit procedures included confirmations of securities owned as of December 31, 2000, by correspondence with the account custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Capital Appreciation Portfolio of the Janus Aspen Series; the Bond, Growth and Income, International, and Money Market portfolios of the Scudder Variable Life Investment Fund; the Small Cap Growth, Kemper-Dreman High Return Equity, Government Securities, and High Yield portfolios of the Kemper Variable Series; the Foreign Bond and Low Duration Bond portfolios of the PIMCO Variable Insurance Trust; and the Developing Markets Securities Fund of the Franklin Templeton Variable Insurance Products Trust of Farmers New World Life Insurance Company's Farmers Variable Life Separate Account A as of December 31, 2000, and the results of their operations and changes in their net assets for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 23, 2001
Seattle, Washington

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2001

                                                      SOCIAL                            SOCIALLY
                                                     SMALL CAP   QUALITY               RESPONSIBLE
                                                      GROWTH       BOND      SMALL CAP   GROWTH     GROWTH     INDEX 500    MID CAP
                                                     PORTFOLIO   PORTFOLIO   PORTFOLIO    FUND     PORTFOLIO   PORTFOLIO   PORTFOLIO
                                                     ---------   ---------   --------- ----------- ---------   ---------   ---------
ASSETS

 Investments, at fair value:
   Calvert Variable Series, Inc.                     $  3,149
   Dreyfus Variable Investment Fund-Service
     Class Shares                                                $ 70,652    $122,518
   Dreyfus Socially Responsible Growth Fund,
     Inc.-Service Class Shares                                                           $4,485
   Fidelity Variable Insurance Products Funds
     VIP-Service Class Shares                                                                      $260,024    $210,224    $ 65,630
   Franklin Templeton Variable Insurance
     Products Trust-Class 2 Shares
   Goldman Sachs Variable Insurance Trust
   Janus Aspen Series
   PIMCO Variable Insurance Trust-Administrative
     Class Shares
   Scudder Variable Series I(1)
   Scudder Variable Series II(2)
   WM Variable Trust-Class 2 Shares
                                                     --------    --------    --------    ------    --------    --------    -------
     Total assets                                       3,149      70,652     122,518     4,485     260,024     210,224     65,630

LIABILITIES

   Payable to Farmers New World Life Insurance
     Company                                               --          --          --        --          --          --         --
                                                     --------    --------    --------    ------    --------    --------    -------

     Net assets                                      $  3,149    $ 70,652    $122,518    $4,485    $260,024    $210,224    $65,630
                                                     ========    ========    ========    ======    ========    ========    =======
 Accumulation units outstanding                           292       6,903      12,626       530      29,379      22,847      6,332
                                                     ========    ========    ========    ======    ========    ========    =======
 Unit value of accumulation units                    $  10.80    $  10.23    $   9.70    $ 8.46    $   8.85    $   9.20    $ 10.36
                                                     ========    ========    ========    ======    ========    ========    =======
 Shares owned in each portfolio                           213       6,225       3,498       169       7,767       1,618      3,359
                                                     ========    ========    ========    ======    ========    ========    =======
 Market value per share                              $  14.80    $  11.35    $  35.03    $26.59    $  33.48    $ 129.94    $ 19.54
                                                     ========    ========    ========    ======    ========    ========    =======
 Cost of investments                                 $  2,788    $ 72,101    $123,894    $4,365    $256,861    $208,182    $62,661
                                                     ========    ========    ========    ======    ========    ========    =======

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
DECEMBER 31, 2001


                                                                                                                          AGGRESSIVE
                                                                    GLOBAL    DEVELOPING                CORE                GROWTH
                                                                    ASSET       MARKETS    CAPITAL   SMALL CAP   MID CAP   PORTFOLIO
                                                       SMALL CAP  ALLOCATION  SECURITIES   GROWTH      EQUITY     VALUE    (SERVICE
                                                          FUND       FUND        FUND       FUND        FUND      FUND      SHARES)
                                                       ---------  ----------  ----------   -------    --------- --------   ---------
ASSETS

 Investments, at fair value:
   Calvert Variable Series, Inc.
   Dreyfus Variable Investment Fund-Service
     Class Shares

   Dreyfus Socially Responsible Growth Fund,
     Inc.-Service Class Shares
   Fidelity Variable Insurance Products Funds
     VIP-Service Class Shares

   Franklin Templeton Variable Insurance Products
     Trust-Class 2 Shares                               $ 61,822    $1,435    $ 12,858
   Goldman Sachs Variable Insurance Trust                                                 $197,405    $665     $243,622
   Janus Aspen Series                                                                                                     $135,706
   PIMCO Variable Insurance Trust-Administrative
     Class Shares
   Scudder Variable Series I(1)
   Scudder Variable Series II(2)
   WM Variable Trust-Class 2 Shares
                                                        --------    ------    --------    --------    ------   --------   --------
     Total assets                                         61,822     1,435      12,858     197,405     665      243,622    135,706

LIABILITIES

   Payable to Farmers New World Life Insurance
     Company                                                  --        --          --          --        --         --         --
                                                        --------    ------    --------    --------    ------   --------   --------
     Net assets                                         $ 61,822    $1,435    $ 12,858    $197,405    $  665   $243,622   $135,706
                                                        ========    ======    ========    ========    ======   ========   ========
 Accumulation units outstanding                            6,564       156       2,029      21,988        65     22,816     17,554
                                                        ========    ======    ========    ========    ======   ========   ========
 Unit value of accumulation units                       $   9.42    $ 9.22    $   6.34    $   8.98    $10.27   $  10.68   $   7.73
                                                        ========    ======    ========    ========    ======   ========   ========
 Shares owned in each portfolio                            3,463        93       2,701      19,184        61     21,579      6,245
                                                        ========    ======    ========    ========    ======   ========   ========
 Market value per share                                 $  17.85    $15.41    $   4.76    $  10.29    $10.84   $  11.29   $  21.73
                                                        ========    ======    ========    ========    ======   ========   ========
 Cost of investments                                    $ 57,953    $1,406    $ 12,727    $197,809    $  616   $241,978   $137,872
                                                        ========    ======    ========    ========    ======   ========   ========

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio


    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
DECEMBER 31, 2001


                                                                   CAPITAL                                        GLOBAL
                                                     BALANCED    APPRECIATION                           BOND     DISCOVERY  GROWTH
                                                     PORTFOLIO    PORTFOLIO     FOREIGN     LOW       PORTFOLIO  PORTFOLIO   AND
                                                     (SERVICE   (INSTITUTIONAL   BOND     DURATION    (CLASS A   (CLASS A   INCOME
                                                      SHARES)       SHARES)    PORTFOLIO PORTFOLIO(3)  SHARES)   SHARES)   PORTFOLIO
                                                     ---------  -------------- --------- ------------ ---------  --------- --------
ASSETS

 Investments, at fair value:
   Calvert Variable Series, Inc.
   Dreyfus Variable Investment Fund-Service Class
     Shares
   Dreyfus Socially Responsible Growth Fund,
     Inc.-Service Class Shares
   Fidelity Variable Insurance Products Funds
      VIP-Service Class Shares
   Franklin Templeton Variable Insurance Products
      Trust-Class 2 Shares
   Goldman Sachs Variable Insurance Trust
   Janus Aspen Series                                $ 13,955   $1,311,201
   PIMCO Variable Insurance Trust-Administrative
      Class Shares                                                             $ 67,588    $160,295
   Scudder Variable Series I(1)                                                                        $120,389   $93,029   $761,946
   Scudder Variable Series II(2)
   WM Variable Trust-Class 2 Shares
                                                     --------     ----------   --------    --------    --------   -------   --------
     Total assets                                      13,955      1,311,201     67,588     160,295     120,389    93,029    761,946

LIABILITIES

   Payable to Farmers New World Life Insurance
     Company                                               --             --         --          --          --        --         --
                                                     --------     ----------   --------    --------    --------   -------   --------
     Net assets                                      $ 13,955     $1,311,201   $ 67,588    $160,295    $120,389   $93,029   $761,946
                                                     ========     ==========   ========    ========    ========   =======   ========
 Accumulation units outstanding                         1,440        246,062      5,994      14,216      10,624    10,994     91,915
                                                     ========     ==========   ========    ========    ========   =======   ========
 Unit value of accumulation units                    $   9.69     $     5.33   $  11.27   $   11.28    $  11.33   $  8.46   $   8.29
                                                     ========     ==========   ========    ========    ========   =======   ========
 Shares owned in each portfolio                           599         63,282      6,975      16,110      17,448    10,693     85,612
                                                     ========     ==========   ========    ========    ========   =======   ========
 Market value per share                              $  23.31     $    20.72   $   9.69    $   9.95    $   6.90   $  8.70   $   8.90
                                                     ========     ==========   ========    ========    ========   =======   ========
 Cost of investments                                 $ 13,902     $1,417,555   $ 67,369    $160,505    $118,141   $91,725   $798,337
                                                     ========     ==========   ========    ========    ========   =======   ========

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio


    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
DECEMBER 31, 2001

                                                                                                                DREMAN
                                                   INTERNATIONAL                                                HIGH
                                                    PORTFOLIO      MONEY    GOVERNMENT    HIGH     SMALL CAP    RETURN      EQUITY
                                                     (CLASS A     MARKET    SECURITIES   YIELD      GROWTH      EQUITY      INCOME
                                                     SHARES)     PORTFOLIO   PORTFOLIO  PORTFOLIO  PORTFOLIO   PORTFOLIO     FUND
                                                   ------------- ---------  ----------  ---------  ---------   ----------   ------
ASSETS

 Investments, at fair value:
   Calvert Variable Series, Inc.
   Dreyfus Variable Investment Fund-Service
     Class Shares
   Dreyfus Socially Responsible Growth Fund,
     Inc.-Service Class Shares
   Fidelity Variable Insurance Products Funds
     VIP-Service Class Shares
   Franklin Templeton Variable Insurance
     Products Trust-Class 2 Shares
   Goldman Sachs Variable Insurance Trust
   Janus Aspen Series
   PIMCO Variable Insurance Trust-Administrative
     Class Shares

   Scudder Variable Series I(1)                      $355,652     $13,596
   Scudder Variable Series II(2)                                             $228,643    $60,631    $85,110    $1,049,639
   WM Variable Trust-Class 2 Shares                                                                                         $9,272
                                                     --------     -------    --------    -------    -------    ----------   ------
     Total assets                                     355,652      13,596     228,643     60,631     85,110     1,049,639    9,272

LIABILITIES

   Payable to Farmers New World Life Insurance
     Company                                               --          --          --         --         --            --       --
                                                     --------     -------    --------    -------    -------    ----------   ------

     Net assets                                      $355,652     $13,596    $228,643    $60,631    $85,110    $1,049,639   $9,272
                                                     ========     =======    ========    =======    =======    ==========   ======
 Accumulation units outstanding                        65,699       1,268      19,761      6,532     18,580        76,910      902
                                                     ========     =======    ========    =======    =======    ==========   ======
 Unit value of accumulation units                    $   5.41     $ 10.72    $  11.57    $  9.28    $  4.58    $    13.65   $10.28
                                                     ========     =======    ========    =======    =======    ==========   ======
 Shares owned in each portfolio                        44,180      13,596      18,544      7,439      6,639        97,099      720
                                                     ========     =======    ========    =======    =======    ==========   ======
 Market value per share                              $   8.05     $  1.00    $  12.33    $  8.15    $ 12.82    $    10.81   $12.87
                                                     ========     =======    ========    =======    =======    ==========   ======
 Cost of investments                                 $398,886     $13,596    $222,764    $60,307    $90,328    $1,035,594   $8,940
                                                     ========     =======    ========    =======    =======    ==========   ======

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
DECEMBER 31, 2001


                                                                               MID CAP        SMALL CAP
                                                                               STOCK            STOCK
                                                                                FUND             FUND            TOTALS
                                                                              ----------      ----------       ----------
ASSETS

 Investments, at fair value:
   Calvert Variable Series, Inc.                                                                               $    3,149
   Dreyfus Variable Investment Fund-Service Class Shares                                                          193,170
   Dreyfus Socially Responsible Growth Fund, Inc.-Service Class Shares                                              4,485
   Fidelity Variable Insurance Products Funds VIP-Service Class Shares                                            535,878
   Franklin Templeton Variable Insurance Products Trust-Class 2 Shares                                             76,115
   Goldman Sachs Variable Insurance Trust                                                                         441,692
   Janus Aspen Series                                                                                           1,460,862
   PIMCO Variable Insurance Trust-Administrative Class Shares                                                     227,883
   Scudder Variable Series I(1)                                                                                 1,344,612
   Scudder Variable Series II(2)                                                                                1,424,023
   WM Variable Trust-Class 2 Shares                                           $   76,228        $70,061           155,561
                                                                              ----------        -------        ----------
     Total assets                                                                 76,228         70,061         5,867,430

LIABILITIES

   Payable to Farmers New World Life Insurance Company                                --             --                --
                                                                              ----------        -------        ----------
     Net assets                                                               $   76,228        $70,061        $5,867,430
                                                                              ==========        =======        ==========
 Accumulation units outstanding                                                    7,209          7,266
                                                                              ==========        =======
 Unit value of accumulation units                                             $    10.57        $  9.64
                                                                              ==========        =======
 Shares owned in each portfolio                                                    5,806          6,167
                                                                              ==========        =======
 Market value per share                                                       $    13.13        $ 11.36
                                                                              ==========        =======
 Cost of investments                                                          $   71,801        $64,625
                                                                              ==========        =======

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS FOR THE PERIODS ENDED
DECEMBER 31, 2001 AND 2000

                                                                                                                       DREYFUS
                                                CALVERT VARIABLE                                                SOCIALLY RESPONSIBLE
                                                  SERIES, INC.          DREYFUS VARIABLE INVESTMENT FUND          GROWTH FUND, INC.
                                               ------------------   -----------------------------------------   --------------------
                                                SOCIAL SMALL CAP        QUALITY                                 SOCIALLY RESPONSIBLE
                                                GROWTH PORTFOLIO     BOND PORTFOLIO       SMALL CAP PORTFOLIO       GROWTH FUND
                                               ------------------   ------------------    -------------------   --------------------
                                               2001(1)       2000   2001(1)       2000     2001(1)       2000     2001(1)      2000
                                               -------      -----   -------       ----     -------       ----     -------      ----
Investment income:
  Dividends and capital gain distributions      $  54       $ --    $ 1,675       $ --     $ 7,601       $ --      $  --       $ --
                                                -----       ----    -------       ----     -------       ----      -----       ----
    Total investment income                        54         --      1,675         --       7,601         --         --         --
                                                -----       ----    -------       ----     -------       ----      -----       ----
Expenses:
  Mortality and expense risk                       (7)        --       (167)        --        (282)        --        (13)        --
                                                -----       ----    -------       ----     -------       ----      -----       ----
    Total expenses                                 (7)        --       (167)        --        (282)        --        (13)        --
                                                -----       ----    -------       ----     -------       ----      -----       ----
    Net investment income (loss)                   47         --      1,508         --       7,319         --        (13)        --
                                                -----       ----    -------       ----     -------       ----      -----       ----
Realized gains (losses) on investments:

  Proceeds from sales                             118         --        736         --       1,563         --        264         --
  Cost of investments sold                       (129)        --       (744)        --      (1,745)        --       (290)        --
                                                -----       ----    -------       ----     -------       ----      -----       ----
    Net realized losses from investment
      transactions                                (11)        --         (8)        --        (182)        --        (26)        --
                                                -----       ----    -------       ----     -------       ----      -----       ----
Net unrealized appreciation (depreciation)
   of investments:

  Beginning of period                              --         --         --         --          --         --         --         --
  End of period                                   361         --     (1,449)        --      (1,376)        --        120         --
                                                -----       ----    -------       ----     -------       ----      -----       ----
    Change in net unrealized appreciation
      (depreciation) of investments               361         --     (1,449)        --      (1,376)        --        120         --
                                                -----       ----    -------       ----     -------       ----      -----       ----
    Net increase (decrease) in net assets
     from operations                            $ 397       $ --    $    51       $ --     $ 5,761       $ --      $  81       $ --
                                                =====       ====    =======       ====     =======       ====      =====       ====

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                    FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS VIP
                                                              ----------------------------------------------------------
                                                               GROWTH PORTFOLIO  INDEX 500 PORTFOLIO   MID CAP PORTFOLIO
                                                              -----------------  -------------------   -----------------
                                                               2001(1)     2000   2001(1)      2000    2001(1)      2000
                                                              ---------    ----   --------    ------   --------    -----
Investment income:
  Dividends and capital gain distributions                    $    --     $  --   $    --     $  --    $    --     $  --
                                                              -------     -----   -------     -----    -------     -----
    Total investment income                                        --        --        --        --         --        --
                                                              -------     -----   -------     -----    -------     -----
Expenses:
  Mortality and expense risk                                     (616)       --      (494)       --       (161)       --
                                                              -------     -----   -------     -----    -------     -----
    Total expenses                                               (616)       --      (494)       --       (161)       --
                                                              -------     -----   -------     -----    -------     -----
    Net investment income (loss)                                 (616)       --      (494)       --       (161)       --
                                                              -------     -----   -------     -----    -------     -----
Realized gains (losses) on investments:

  Proceeds from sales                                           3,473        --     2,710        --        976        --
  Cost of investments sold                                     (3,982)       --    (2,998)       --     (1,000)       --
                                                              -------     -----   -------     -----    -------     -----
    Net realized losses from investment
      transactions                                               (509)       --      (288)       --        (24)       --
                                                              -------     -----   -------     -----    -------     -----
Net unrealized appreciation (depreciation)
   of investments:

  Beginning of period                                              --        --        --        --         --        --
                                                              -------     -----   -------     -----    -------     -----
  End of period                                                 3,163        --     2,042        --      2,969        --
                                                              -------     -----   -------     -----    -------     -----
    Change in net unrealized appreciation
      (depreciation) of investments                             3,163        --     2,042        --      2,969        --
                                                              -------     -----   -------     -----    -------     -----
    Net increase (decrease) in net assets
      from operations                                         $ 2,038     $  --   $ 1,260     $  --    $ 2,784     $  --
                                                              =======     =====   =======     =====    =======     =====

                                                                 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
                                                              ----------------------------------------------------------
                                                                                    GLOBAL ASSET      DEVELOPING MARKETS
                                                               SMALL CAP FUND     ALLOCATION FUND      SECURITIES FUND
                                                              -----------------   ---------------    -------------------
                                                              2001(1)      2000   2001(1)    2000      2001     2000(10)
                                                              --------    -----   --------  -----    ---------  --------
Investment income:
  Dividends and capital gain distributions                    $    13     $  --    $ --     $  --    $     31     $ --
                                                              -------     -----    ----     -----    --------     ----
    Total investment income                                        13        --      --        --          31       --
                                                              -------     -----    ----     -----    --------     ----
Expenses:
  Mortality and expense risk                                     (145)       --      (1)       --         (45)      (2)
                                                              -------     -----    ----     -----    --------     ----
    Total expenses                                               (145)       --      (1)       --         (45)      (2)
                                                              -------     -----    ----     -----    --------     ----
    Net investment income (loss)                                 (132)       --      (1)       --         (14)      (2)
                                                              -------     -----    ----     -----    --------     ----
Realized gains (losses) on investments:

  Proceeds from sales                                             860        --      50        --      10,484       58
  Cost of investments sold                                     (1,005)       --     (51)       --     (11,653)     (66)
                                                              -------     -----    ----     -----    --------     ----
    Net realized losses from investment
      transactions                                               (145)       --      (1)       --      (1,169)      (8)
                                                              -------     -----    ----     -----    --------     ----
Net unrealized appreciation (depreciation)
   of investments:

  Beginning of period                                              --        --      --        --          (5)      --
                                                              -------     -----    ----     -----    --------     ----
  End of period                                                 3,869        --      29        --         131       (5)
                                                              -------     -----    ----     -----    --------     ----
    Change in net unrealized appreciation
      (depreciation) of investments                             3,869        --      29        --         136       (5)
                                                              -------     -----    ----     -----    --------     ----
    Net increase (decrease) in net assets
      from operations                                         $ 3,592     $  --    $ 27     $  --    $ (1,047)    $(15)
                                                              =======     =====    ====     =====    ========     ====

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                             GOLDMAN SACHS VARIABLE INSURANCE TRUST
                                                ----------------------------------------------------------------
                                                      CAPITAL             CORE SMALL
                                                   GROWTH FUND          CAP EQUITY FUND       MID CAP VALUE FUND
                                                ------------------     ----------------      -------------------
                                                2001(1)       2000     2001(1)     2000      2001(1)        2000
                                                --------      ----     -------     ----      --------       ----
Investment income:
  Dividends and capital gain distributions      $   936        $--      $  2       $ --      $ 12,669        $--
                                                -------        ---      ----       ----      --------        ---
    Total investment income                         936         --         2         --        12,669         --
                                                -------        ---      ----       ----      --------        ---
Expenses:
  Mortality and expense risk                       (473)        --        (1)        --          (575)        --
                                                -------        ---      ----       ----      --------        ---
    Total expenses                                 (473)        --        (1)        --          (575)        --
                                                -------        ---      ----       ----      --------        ---
    Net investment income (loss)                    463         --         1         --        12,094         --
                                                -------        ---      ----       ----      --------        ---
Realized gains (losses) on investments:

  Proceeds from sales                             2,776         --        67         --         3,499         --
  Cost of investments sold                       (3,107)        --       (70)        --        (3,618)        --
                                                -------        ---      ----       ----      --------        ---
    Net realized losses from investment
      transactions                                 (331)        --        (3)        --          (119)        --
                                                -------        ---      ----       ----      --------        ---
Net unrealized appreciation (depreciation)
  of investments:

  Beginning of period                                --         --        --         --            --         --
  End of period                                    (404)        --        49         --         1,644         --
                                                -------        ---      ----       ----      --------        ---
    Change in net unrealized appreciation
      (depreciation) of investments                (404)        --        49         --         1,644         --
                                                -------        ---      ----       ----      --------        ---
    Net increase (decrease) in net assets
      from operations                           $  (272)       $--      $ 47       $ --      $ 13,619        $--
                                                =======        ===      ====       ====      ========        ===

                                                                      JANUS ASPEN SERIES
                                               ------------------------------------------------------------------------
                                                   AGGRESSIVE                                   CAPITAL APPRECIATION
                                                GROWTH PORTFOLIO       BALANCED PORTFOLIO        PORTFOLIO (INSTITU-
                                                (SERVICE SHARES)        (SERVICE SHARES)           TIONAL SHARES)
                                               ------------------      ------------------      ------------------------
                                               2001(1)       2000      2001(1)       2000        2001           2000(5)
                                               -------       ----      -------       ----      ---------       --------
Investment income:
  Dividends and capital gain distributions     $    --       $ --      $   119       $ --      $  15,848       $  1,001
                                               -------       ----      -------       ----      ---------       --------
    Total investment income                         --         --          119         --         15,848          1,001
                                               -------       ----      -------       ----      ---------       --------
Expenses:
  Mortality and expense risk                      (315)        --          (37)        --         (6,382)          (242)
                                               -------       ----      -------       ----      ---------       --------
    Total expenses                                (315)        --          (37)        --         (6,382)          (242)
                                               -------       ----      -------       ----      ---------       --------
    Net investment income (loss)                  (315)        --           82         --          9,466            759
                                               -------       ----      -------       ----      ---------       --------
Realized gains (losses) on investments:

  Proceeds from sales                            1,938         --        1,682         --        118,019         12,078
  Cost of investments sold                      (2,517)        --       (1,739)        --       (156,301)       (14,742)
                                               -------       ----      -------       ----      ---------       --------
    Net realized losses from investment
      transactions                                (579)        --          (57)        --        (38,282)        (2,664)
                                               -------       ----      -------       ----      ---------       --------
Net unrealized appreciation (depreciation)
  of investments:

  Beginning of period                               --         --           --         --        (12,319)            --
  End of period                                 (2,166)        --           53         --       (106,354)       (12,318)
                                               -------       ----      -------       ----      ---------       --------
    Change in net unrealized appreciation
      (depreciation) of investments             (2,166)        --           53         --        (94,035)       (12,318)
                                               -------       ----      -------       ----      ---------       --------
    Net increase (decrease) in net assets
      from operations                          $(3,060)      $ --      $    78       $ --      $(122,851)      $(14,223)
                                               =======       ====      =======       ====      =========       ========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                        PIMCO VARIABLE INSURANCE TRUST
                                                                ------------------------------------------------
                                                                       FOREIGN                   LOW
                                                                    BOND PORTFOLIO        DURATION PORTFOLIO(4)
                                                                ---------------------     ----------------------
                                                                 2001         2000(8)       2001         2000(5)
                                                                -------      --------     --------      --------
Investment income:
  Dividends and capital gain distributions                      $ 1,005       $  15       $  5,769       $    74
                                                                -------       -----       --------       -------
    Total investment income                                       1,005          15          5,769            74
                                                                -------       -----       --------       -------
Expenses:
  Mortality and expense risk                                       (194)         (2)          (670)          (14)
                                                                -------       -----       --------       -------
    Total expenses                                                 (194)         (2)          (670)          (14)
                                                                -------       -----       --------       -------
    Net investment income (loss)                                    811          13          5,099            60
                                                                -------       -----       --------       -------
Realized gains (losses) on investments:

  Proceeds from sales                                             6,747         111         12,932         1,623
  Cost of investments sold                                       (6,821)       (111)       (13,189)       (1,624)
                                                                -------       -----       --------       -------
    Net realized losses from investment transactions                (74)         --           (257)           (1)
                                                                -------       -----       --------       -------
Net unrealized appreciation (depreciation) of investments:

  Beginning of period                                                (2)         --             37            --
  End of period                                                     219          (2)          (210)           37
                                                                -------       -----       --------       -------
    Change in net unrealized appreciation (depreciation)
       of investments                                               221          (2)          (247)           37
                                                                -------       -----       --------       -------
    Net increase (decrease) in net assets from operations       $   958       $  11       $  4,595       $    96
                                                                =======       =====       ========       =======

                                                                           SCUDDER VARIABLE SERIES I(2)
                                                                -------------------------------------------------
                                                                                                    GLOBAL
                                                                    BOND PORTFOLIO           DISCOVERY PORTFOLIO
                                                                   (CLASS A SHARES)           (CLASS A SHARES)
                                                                -----------------------      --------------------
                                                                  2001          2000(5)       2001(1)       2000
                                                                --------       --------      --------      ------
Investment income:
  Dividends and capital gain distributions                      $  2,082       $    --       $    --       $   --
                                                                --------       -------       -------       ------
    Total investment income                                        2,082            --            --           --
                                                                --------       -------       -------       ------
Expenses:
  Mortality and expense risk                                        (692)          (17)         (222)          --
                                                                --------       -------       -------       ------
    Total expenses                                                  (692)          (17)         (222)          --
                                                                --------       -------       -------       ------
    Net investment income (loss)                                   1,390           (17)         (222)          --
                                                                --------       -------       -------       ------
Realized gains (losses) on investments:

  Proceeds from sales                                             23,411         3,109         1,238           --
  Cost of investments sold                                       (23,715)       (3,105)       (1,455)          --
                                                                --------       -------       -------       ------
    Net realized losses from investment transactions                (304)            4          (217)          --
                                                                --------       -------       -------       ------
Net unrealized appreciation (depreciation) of investments:

  Beginning of period                                                274            --            --           --
  End of period                                                    2,248           274         1,304           --
                                                                --------       -------       -------       ------
    Change in net unrealized appreciation (depreciation)
       of investments                                              1,974           274         1,304           --
                                                                --------       -------       -------       ------
    Net increase (decrease) in net assets from operations       $  3,060       $   261       $   865       $   --
                                                                ========       =======       =======       ======

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                    SCUDDER VARIABLE SERIES I, CONTINUED(2)
                                                --------------------------------------------------------------------------------
                                                      GROWTH AND             INTERNATIONAL PORTFOLIO               MONEY
                                                    INCOME PORTFOLIO              (CLASS A SHARES)            MARKET PORTFOLIO
                                                -----------------------       ----------------------       ---------------------
                                                  2001          2000(5)         2001         2000(5)         2001        2000(9)
                                                ---------       -------       --------       -------       --------      -------
Investment income:
  Dividends and capital gain distributions      $  13,483       $    --       $ 11,504       $    --       $    524       $   3
                                                ---------       -------       --------       -------       --------       -----
    Total investment income                        13,483            --         11,504            --            524           3
                                                ---------       -------       --------       -------       --------       -----
Expenses:
  Mortality and expense risk                       (4,204)         (178)        (1,242)          (30)          (105)         (2)
                                                ---------       -------       --------       -------       --------       -----
    Total expenses                                 (4,204)         (178)        (1,242)          (30)          (105)         (2)
                                                ---------       -------       --------       -------       --------       -----
    Net investment income (loss)                    9,279          (178)        10,262           (30)           419           1
                                                ---------       -------       --------       -------       --------       -----
Realized gains (losses) on investments:

  Proceeds from sales                             101,194         5,496         13,698         1,862         33,082         112
  Cost of investments sold                       (116,397)       (5,850)       (21,733)       (2,093)       (33,082)       (112)
                                                ---------       -------       --------       -------       --------       -----
    Net realized losses from investment
      transactions                                (15,203)         (354)        (8,035)         (231)            --          --
                                                ---------       -------       --------       -------       --------       -----
Net unrealized appreciation (depreciation)
  of investments:

  Beginning of period                              (2,388)           --             13            --             --          --
                                                ---------       -------       --------       -------       --------       -----
  End of period                                   (36,391)       (2,388)       (43,234)           13             --          --
                                                ---------       -------       --------       -------       --------       -----
    Change in net unrealized appreciation
      (depreciation) of investments               (34,003)       (2,388)       (43,247)           13             --          --
                                                ---------       -------       --------       -------       --------       -----
    Net increase (decrease) in net assets
      from operations                           $ (39,927)      $(2,920)      $(41,020)      $  (248)      $    419       $   1
                                                =========       =======       ========       =======       ========       =====

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                        SCUDDER VARIABLE SERIES II(3)
                                             --------------------------------------------------------------------------------------
                                                  GOVERNMENT                                    SMALL            DREMAN HIGH RETURN
                                             SECURITIES PORTFOLIO  HIGH YIELD PORTFOLIO  CAP GROWTH PORTFOLIO     EQUITY PORTFOLIO
                                             --------------------  --------------------  --------------------   -------------------
                                               2001       2000(5)     2001     2000(7)     2001       2000(6)     2001      2000(5)
                                             --------    --------    -------   -------   --------    --------   --------    -------
Investment income:
  Dividends and capital gain distributions   $  2,314    $    --     $   252    $ --     $  4,223    $    --    $  3,047    $    --
                                             --------    -------     -------    ----     --------    -------    --------    -------
    Total investment income                     2,314         --         252      --        4,223         --       3,047         --
                                             --------    -------     -------    ----     --------    -------    --------    -------
Expenses:
  Mortality and expense risk                     (996)       (21)       (149)     (2)        (426)       (16)     (4,335)      (132)
                                             --------    -------     -------    ----     --------    -------    --------    -------
    Total expenses                               (996)       (21)       (149)     (2)        (426)       (16)     (4,335)      (132)
                                             --------    -------     -------    ----     --------    -------    --------    -------
    Net investment income (loss)                1,318        (21)        103      (2)       3,797        (16)     (1,288)      (132)

Realized gains (losses) on investments:

  Proceeds from sales                          51,869      1,658       4,031      48       12,390        245      80,612      4,887
  Cost of investments sold                    (52,255)    (1,655)     (4,322)    (50)     (20,720)      (328)    (83,247)    (4,990)
                                             --------    -------     -------    ----     --------    -------    --------    -------
    Net realized losses from investment
      transactions                               (386)         3        (291)     (2)      (8,330)       (83)     (2,635)      (103)
                                             --------    -------     -------    ----     --------    -------    --------    -------
Net unrealized appreciation (depreciation)
  of investments:

  Beginning of period                             330         --          (3)     --       (1,147)        --       7,249         --
  End of period                                 5,879        330         324      (3)      (5,218)    (1,147)     14,045      7,249
                                             --------    -------     -------    ----     --------    -------    --------    -------
    Change in net unrealized appreciation
      (depreciation) of investments             5,549        330         327      (3)      (4,071)    (1,147)      6,796      7,249
                                             --------    -------     -------    ----     --------    -------    --------    -------
    Net increase (decrease) in net assets
      from operations                        $  6,481    $   312     $   139    $ (7)    $ (8,604)   $(1,246)   $  2,873    $ 7,014
                                             ========    =======     =======    ====     ========    =======    ========    =======

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                     WM VARIABLE TRUST
                                                     ---------------------------------------------------
                                                        EQUITY             MID CAP           SMALL
                                                      INCOME FUND        STOCK FUND      CAP STOCK FUND            TOTALS
                                                     --------------    --------------    ---------------    ----------------------
                                                     2001(1)   2000    2001(1)   2000    2001(1)    2000      2001         2000
                                                     -------   ----    -------   ----    -------    ----    ---------     --------
Investment income:
  Dividends and capital gain distributions            $  --     $--    $    4     $--    $ 1,326     $--    $  84,481     $  1,093
                                                      -----     ---    ------     ---    -------     ---    ---------     --------
    Total investment income                              --      --         4      --      1,326      --       84,481        1,093
                                                      -----     ---    ------     ---    -------     ---    ---------     --------
Expenses:
  Mortality and expense risk                            (14)     --      (177)     --       (153)     --      (23,293)        (658)
                                                      -----     ---    ------     ---    -------     ---    ---------     --------
    Total expenses                                      (14)     --      (177)     --       (153)     --      (23,293)        (658)
                                                      -----     ---    ------     ---    -------     ---    ---------     --------
    Net investment income (loss)                        (14)     --      (173)     --      1,173      --       61,188          435
                                                      -----     ---    ------     ---    -------     ---    ---------     --------

Realized gains (losses) on investments:
  Proceeds from sales                                   449      --       861      --        960      --      492,689       31,287
  Cost of investments sold                             (456)     --      (879)     --     (1,395)     --     (570,615)     (34,726)
                                                      -----     ---    ------     ---    -------     ---    ---------     --------
    Net realized losses from investment
      transactions                                       (7)     --       (18)     --       (435)     --      (77,926)      (3,439)
                                                      -----     ---    ------     ---    -------     ---    ---------     --------
Net unrealized appreciation (depreciation)
  of investments:
  Beginning of period                                    --      --        --      --         --      --       (7,961)          --
  End of period                                         332      --     4,427      --      5,436      --     (148,158)      (7,960)
                                                      -----     ---    ------     ---    -------     ---    ---------     --------
    Change in net unrealized appreciation
      (depreciation) of investments                     332      --     4,427      --      5,436      --     (140,197)      (7,960)
                                                      -----     ---    ------     ---    -------     ---    ---------     --------
    Net increase (decrease) in net assets
      from operations                                 $ 311     $--    $4,236     $--    $ 6,174     $--    $(156,935)    $(10,964)
                                                      =====     ===    ======     ===    =======     ===    =========     ========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                            CALVERT
                                                      VARIABLE SERIES, INC.      DREYFUS VARIABLE INVESTMENT FUND
                                                   --------------------------      ---------------------------
                                                        SOCIAL SMALL CAP                    QUALITY
                                                        GROWTH PORTFOLIO                BOND PORTFOLIO
                                                   --------------------------      ---------------------------
                                                    2001(1)           2000          2001(1)            2000
                                                   ---------       ----------      ---------       -----------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)                  $      47       $       --      $   1,508       $        --
     Net realized loss from investment
         transactions                                    (11)              --             (8)               --
     Change in net unrealized appreciation
        (depreciation) of investments                    361               --         (1,449)               --
                                                   ---------       ----------      ---------       -----------
     Net increase (decrease) in net assets
        resulting from operations                        397               --             51                --
                                                   ---------       ----------      ---------       -----------
  From contract transactions:
     Payments received from contract owners              714               --         32,772                --
     Transfers for contract benefits and
        terminations                                      --               --            (50)               --
     Contract maintenance charges                       (357)              --        (12,585)               --
     Transfers between subaccounts (including
        fixed account), net                            2,395               --         50,464                --
                                                   ---------       ----------      ---------       -----------
     Net increase in net assets from contract
        transactions                                   2,752               --         70,601                --
                                                   ---------       ----------      ---------       -----------
     Total increase in net assets                      3,149               --         70,652                --
Net assets at beginning of period                         --               --             --                --
                                                   ---------       ----------      ---------       -----------
Net assets at end of period                        $   3,149       $       --      $  70,652       $        --
                                                   =========       ==========      =========       ===========
Analysis of increase (decrease) in units
  outstanding:
  Units sold                                             304               --          6,987                --
  Units redeemed                                         (12)              --            (84)               --
                                                   ---------       ----------      ---------       -----------
     Increase (decrease) in units outstanding            292               --          6,903                --
Beginning units                                           --               --             --                --
                                                   ---------       ----------      ---------       -----------
Ending units                                             292               --          6,903                --
                                                   =========       ==========      =========       ===========

                                                                                            DREYFUS
                                                                                     SOCIALLY RESPONSIBLE
                                                DREYFUS VARIABLE INVESTMENT FUND        GROWTH FUND, INC.
                                                   --------------------------      --------------------------
                                                                                     SOCIALLY RESPONSIBLE
                                                      SMALL CAP PORTFOLIO                GROWTH FUND
                                                   --------------------------      --------------------------
                                                    2001(1)           2000          2001(1)           2000
                                                   ---------       ----------      ---------       ----------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)                  $   7,319       $       --      $     (13)      $       --
     Net realized loss from investment
         transactions                                   (182)              --            (26)              --
     Change in net unrealized appreciation
        (depreciation) of investments                 (1,376)              --            120               --
                                                   ---------       ----------      ---------       ----------
     Net increase (decrease) in net assets
        resulting from operations                      5,761               --             81               --
                                                   ---------       ----------      ---------       ----------
  From contract transactions:
     Payments received from contract owners           61,966               --            977               --
     Transfers for contract benefits and
        terminations                                     (88)              --             (8)              --
     Contract maintenance charges                    (21,993)              --           (363)              --
     Transfers between subaccounts (including
        fixed account), net                           76,872               --          3,798               --
                                                   ---------       ----------      ---------       ----------
     Net increase in net assets from contract
        transactions                                 116,757               --          4,404               --
                                                   ---------       ----------      ---------       ----------
     Total increase in net assets                    122,518               --          4,485               --
Net assets at beginning of period                         --               --             --               --
                                                   ---------       ----------      ---------       ----------
Net assets at end of period                        $ 122,518       $       --      $   4,485       $       --
                                                   =========       ==========      =========       ==========
Analysis of increase (decrease) in units
  outstanding:
  Units sold                                          12,746               --            559               --
  Units redeemed                                        (120)              --            (29)              --
                                                   ---------       ----------      ---------       ----------
     Increase (decrease) in units outstanding         12,626               --            530               --
Beginning units                                           --               --             --               --
                                                   ---------       ----------      ---------       ----------
Ending units                                          12,626               --            530               --
                                                   =========       ==========      =========       ==========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                  FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS VIP
                                                   -----------------------------------------------------------------------------
                                                      GROWTH PORTFOLIO         INDEX 500 PORTFOLIO         MID CAP PORTFOLIO
                                                   -----------------------   -----------------------    ------------------------
                                                    2001(1)        2000       2001(1)        2000        2001(1)         2000
                                                   ---------    ----------   ---------    ----------    ---------     ----------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)                  $    (616)   $       --   $    (494)   $       --    $    (161)    $       --
     Net realized loss from investment
        transactions                                    (509)           --        (288)           --          (24)            --
     Change in net unrealized appreciation
        (depreciation) of investments                  3,163            --       2,042            --        2,969             --
                                                   ---------    ----------   ---------    ----------    ---------     ----------
     Net increase (decrease) in net assets
        resulting from operations                      2,038            --       1,260            --        2,784             --
                                                   ---------    ----------   ---------    ----------    ---------     ----------
  From contract transactions:
     Payments received from contract owners          141,664            --     112,669            --       36,229             --
     Transfers for contract benefits and
        terminations                                    (196)           --        (158)           --          (46)            --
     Contract maintenance charges                    (50,211)           --     (40,465)           --      (12,664)            --
     Transfers between subaccounts (including
        fixed account), net                          166,729            --     136,918            --       39,327             --
                                                   ---------    ----------   ---------    ----------    ---------     ----------
     Net increase in net assets from contract
        transactions                                 257,986            --     208,964            --       62,846             --
                                                   ---------    ----------   ---------    ----------    ---------     ----------
     Total increase in net assets                    260,024            --     210,224            --       65,630             --
Net assets at beginning of period                         --            --          --            --           --             --
                                                   ---------    ----------   ---------    ----------    ---------     ----------
Net assets at end of period                        $ 260,024    $       --   $ 210,224    $       --    $  65,630     $       --
                                                   =========    ==========   =========    ==========    =========     ==========
Analysis of increase (decrease) in units outstanding:

  Units sold                                          29,644            --      23,065            --        6,400             --
  Units redeemed                                        (265)           --        (218)           --          (68)            --
                                                   ---------    ----------   ---------    ----------    ---------     ----------
     Increase (decrease) in units outstanding         29,379            --      22,847            --        6,332             --
Beginning units                                           --            --          --            --           --             --
                                                   ---------    ----------   ---------    ----------    ---------     ----------
Ending units                                          29,379            --      22,847            --        6,332             --
                                                   =========    ==========   =========    ==========    =========     ==========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                            FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
                                                 --------------------------------------------------------------------------
                                                                                GLOBAL ASSET            DEVELOPING MARKETS
                                                     SMALL CAP FUND           ALLOCATION FUND            SECURITIES FUND
                                                 ----------------------    ----------------------     ---------------------
                                                  2001(1)        2000       2001(1)       2000          2001        2000(10)
                                                 --------     ---------    --------     ---------     --------     --------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)                $   (132)    $      --    $     (1)    $      --     $    (14)    $     (2)
     Net realized loss from investment
        transactions                                 (145)           --          (1)           --       (1,169)          (8)
     Change in net unrealized appreciation
        (depreciation) of investments               3,869            --          29            --          136           (5)
                                                 --------     ---------    --------     ---------     --------     --------
     Net increase (decrease) in net assets
        resulting from operations                   3,592            --          27            --       (1,047)         (15)
                                                 --------     ---------    --------     ---------     --------     --------
  From contract transactions:
     Payments received from contract owners        32,403            --         646            --        8,625        1,449
     Transfers for contract benefits and
        terminations                                  (45)           --          --            --          (60)          --
     Contract maintenance charges                 (11,621)           --        (168)           --       (3,652)        (129)
     Transfers between subaccounts
        (including fixed account), net             37,493            --         930            --        7,171          516
                                                 --------     ---------    --------     ---------     --------     --------
     Net increase in net assets from
        contract transactions                      58,230            --       1,408            --       12,084        1,836
                                                 --------     ---------    --------     ---------     --------     --------
     Total increase in net assets                  61,822            --       1,435            --       11,037        1,821
Net assets at beginning of period                      --            --          --            --        1,821           --
                                                 --------     ---------    --------     ---------     --------     --------
Net assets at end of period                      $ 61,822     $      --    $  1,435     $      --     $ 12,858     $  1,821
                                                 ========     =========    ========     =========     ========     ========

Analysis of increase (decrease) in units outstanding:

  Units sold                                        6,627            --         162            --        3,291          127
  Units redeemed                                      (63)           --          (6)           --       (1,381)          (8)
                                                 --------     ---------    --------     ---------     --------     --------
     Increase (decrease) in units
        outstanding                                 6,564            --         156            --        1,910          119
Beginning units                                        --            --          --            --          119           --
                                                 --------     ---------    --------     ---------     --------     --------
Ending units                                        6,564            --         156            --        2,029          119
                                                 ========     =========    ========     =========     ========     ========

For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

Formerly named Scudder Variable Life Investment Fund

Formerly named Kemper Variable Series

Formerly named PIMCO Low Duration Bond Portfolio

For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                  GOLDMAN SACHS VARIABLE INSURANCE TRUST
                                              -----------------------------------------------------------------------------
                                                      CAPITAL                  CORE SMALL
                                                    GROWTH FUND              CAP EQUITY FUND           MID CAP VALUE FUND
                                              -----------------------    -----------------------    -----------------------
                                               2001(1)         2000       2001(1)         2000       2001(1)         2000
                                              ---------     ---------    ---------     ---------    ---------     ---------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)             $     463     $      --    $       1     $      --    $  12,094     $      --
     Net realized loss from investment
        transactions                               (331)           --           (3)           --         (119)           --
     Change in net unrealized appreciation
        (depreciation) of investments              (404)           --           49            --        1,644            --
                                              ---------     ---------    ---------     ---------    ---------     ---------
     Net increase (decrease) in net assets
        resulting from operations                  (272)           --           47            --       13,619            --
                                              ---------     ---------    ---------     ---------    ---------     ---------
  From contract transactions:
     Payments received from contract owners     106,308            --          544            --      123,839            --
     Transfers for contract benefits and
        terminations                               (155)           --           --            --         (181)           --
     Contract maintenance charges               (37,999)           --         (161)           --      (44,234)           --
     Transfers between subaccounts
        (including fixed account), net          129,523            --          235            --      150,579            --
                                              ---------     ---------    ---------     ---------    ---------     ---------
     Net increase in net assets from
        contract transactions                   197,677            --          618            --      230,003            --
                                              ---------     ---------    ---------     ---------    ---------     ---------
     Total increase in net assets               197,405            --          665            --      243,622            --
Net assets at beginning of period                    --            --           --            --           --            --
                                              ---------     ---------    ---------     ---------    ---------     ---------
Net assets at end of period                   $ 197,405     $      --    $     665     $      --    $ 243,622     $      --
                                              =========     =========    =========     =========    =========     =========
Analysis of increase (decrease) in units
   outstanding:
  Units sold                                     22,197            --           72            --       23,104            --
  Units redeemed                                   (209)           --           (7)           --         (288)           --
                                              ---------     ---------    ---------     ---------    ---------     ---------
     Increase (decrease) in units
        outstanding                              21,988            --           65            --       22,816            --
Beginning units                                      --            --           --            --           --            --
                                              ---------     ---------    ---------     ---------    ---------     ---------
Ending units                                     21,988            --           65            --       22,816            --
                                              =========     =========    =========     =========    =========     =========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                            JANUS ASPEN SERIES
                                             -------------------------------------------------------------------------------------
                                                    AGGRESSIVE                                                   CAPITAL
                                                 GROWTH PORTFOLIO            BALANCED PORTFOLIO           APPRECIATION PORTFOLIO
                                                 (SERVICE SHARES)             (SERVICE SHARES)            (INSTITUTIONAL SHARES)
                                             -------------------------    -------------------------    ---------------------------
                                               2001(1)         2000         2001(1)         2000          2001            2000(5)
                                             -----------    ----------    -----------    ----------    -----------     -----------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)            $      (315)   $       --    $        82    $       --    $     9,466     $       759
     Net realized loss from investment
        transactions                                (579)           --            (57)           --        (38,282)         (2,664)
     Change in net unrealized appreciation
       (depreciation) of investments              (2,166)           --             53            --        (94,035)        (12,318)
                                             -----------    ----------    -----------    ----------    -----------     -----------
     Net increase (decrease) in net assets
        resulting from operations                 (3,060)           --             78            --       (122,851)        (14,223)
                                             -----------    ----------    -----------    ----------    -----------     -----------
  From contract transactions:
     Payments received from contract owners       72,158            --          5,742            --      1,251,366         100,926
     Transfers for contract benefits and
        terminations                                 (90)           --             (6)           --        (14,952)           (217)
     Contract maintenance charges                (25,861)           --         (2,975)           --       (463,184)        (19,936)
     Transfers between subaccounts
        (including fixed account), net            92,559            --         11,116            --        447,321         146,951
                                             -----------    ----------    -----------    ----------    -----------     -----------
     Net increase in net assets from
        contract transactions                    138,766            --         13,877            --      1,220,551         227,724
                                             -----------    ----------    -----------    ----------    -----------     -----------
     Total increase in net assets                135,706            --         13,955            --      1,097,700         213,501
Net assets at beginning of period                     --            --             --            --        213,501              --
                                             -----------    ----------    -----------    ----------    -----------     -----------
Net assets at end of period                  $   135,706    $       --    $    13,955    $       --    $ 1,311,201     $   213,501
                                             ===========    ==========    ===========    ==========    ===========     ===========
Analysis of increase (decrease) in units
   outstanding:
  Units sold                                      17,716            --          1,611            --        227,543          29,691
  Units redeemed                                    (162)           --           (171)           --         (9,441)         (1,731)
                                             -----------    ----------    -----------    ----------    -----------     -----------
     Increase (decrease) in units
        outstanding                               17,554            --          1,440            --        218,102          27,960
Beginning units                                       --            --             --            --         27,960              --
                                             -----------    ----------    -----------    ----------    -----------     -----------
Ending units                                      17,554            --          1,440            --        246,062          27,960
                                             ===========    ==========    ===========    ==========    ===========     ===========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                              PIMCO VARIABLE INSURANCE TRUST
                                                 ---------------------------------------------------------
                                                          FOREIGN                          LOW
                                                      BOND PORTFOLIO               DURATION PORTFOLIO(4)
                                                 -------------------------       -------------------------
                                                    2001          2000(8)           2001          2000(5)
                                                 ---------       ---------       ---------       ---------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)                $     811       $      13       $   5,099       $      60
     Net realized loss from investment
        transactions                                   (74)             --            (257)             (1)
     Change in net unrealized appreciation
        (depreciation) of investments                  221              (2)           (247)             37
                                                 ---------       ---------       ---------       ---------
     Net increase (decrease) in net assets
        resulting from operations                      958              11           4,595              96
                                                 ---------       ---------       ---------       ---------
  From contract transactions:
     Payments received from contract owners         37,632           1,349         123,467           6,432
     Transfers for contract benefits and
        terminations                                  (197)             (9)         (1,137)            (29)
     Contract maintenance charges                  (13,571)           (120)        (45,802)         (1,007)
     Transfers between subaccounts
        (including fixed account), net              41,266             269          66,753           6,927
                                                 ---------       ---------       ---------       ---------
     Net increase in net assets from
        contract transactions                       65,130           1,489         143,281          12,323
                                                 ---------       ---------       ---------       ---------
     Total increase in net assets                   66,088           1,500         147,876          12,419
Net assets at beginning of period                    1,500              --          12,419              --
                                                 ---------       ---------       ---------       ---------
Net assets at end of period                      $  67,588       $   1,500       $ 160,295       $  12,419
                                                 =========       =========       =========       =========

Analysis of increase (decrease) in units outstanding:

  Units sold                                         6,328              58          13,635           1,043
  Units redeemed                                      (381)            (11)           (307)           (155)
                                                 ---------       ---------       ---------       ---------
     Increase (decrease) in units
        outstanding                                  5,947              47          13,328             888
Beginning units                                         47              --             888              --
                                                 ---------       ---------       ---------       ---------
Ending units                                         5,994              47          14,216             888
                                                 =========       =========       =========       =========

                                                               SCUDDER VARIABLE SERIES I(2)
                                                 -----------------------------------------------------------
                                                                                           GLOBAL
                                                      BOND PORTFOLIO                DISCOVERY PORTFOLIO
                                                     (CLASS A SHARES)                 (CLASS A SHARES)
                                                 -------------------------       ---------------------------
                                                    2001          2000(5)         2001(1)            2000
                                                 ---------       ---------       ---------       -----------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)                $   1,390       $     (17)      $    (222)      $        --
     Net realized loss from investment
        transactions                                  (304)              4            (217)               --
     Change in net unrealized appreciation
        (depreciation) of investments                1,974             274           1,304                --
                                                 ---------       ---------       ---------       -----------
     Net increase (decrease) in net assets
        resulting from operations                    3,060             261             865                --
                                                 ---------       ---------       ---------       -----------
  From contract transactions:
     Payments received from contract owners        116,455           7,156          50,333                --
     Transfers for contract benefits and
        terminations                                (1,306)            (43)            (74)               --
     Contract maintenance charges                  (41,477)         (1,239)        (17,742)               --
     Transfers between subaccounts
        (including fixed account), net              28,131           9,391          59,647                --
                                                 ---------       ---------       ---------       -----------
     Net increase in net assets from
        contract transactions                      101,803          15,265          92,164                --
                                                 ---------       ---------       ---------       -----------
     Total increase in net assets                  104,863          15,526          93,029                --
Net assets at beginning of period                   15,526              --              --                --
                                                 ---------       ---------       ---------       -----------
Net assets at end of period                      $ 120,389       $  15,526       $  93,029       $        --
                                                 =========       =========       =========       ===========

Analysis of increase (decrease) in units outstanding:

  Units sold                                        10,849           1,454          11,094                --
  Units redeemed                                    (1,384)           (295)           (100)               --
                                                 ---------       ---------       ---------       -----------
     Increase (decrease) in units
        outstanding                                  9,465           1,159          10,994                --
Beginning units                                      1,159              --              --                --
                                                 ---------       ---------       ---------       -----------
Ending units                                        10,624           1,159          10,994                --
                                                 =========       =========       =========       ===========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                 SCUDDER VARIABLE SERIES I, CONTINUED)(2)
                                              -------------------------------------------------------------------------------
                                                     GROWTH AND           INTERNATIONAL PORTFOLIO              MONEY
                                                  INCOME PORTFOLIO            (CLASS A SHARES)           MARKET PORTFOLIO
                                              -----------------------     -----------------------     -----------------------
                                                 2001         2000(5)        2001         2000(5)       2001         2000(9)
                                              ---------     ---------     ---------     ---------     ---------     ---------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)             $   9,279     $    (178)    $  10,262     $     (30)    $     419     $       1
     Net realized loss from investment
        transactions                            (15,203)         (354)       (8,035)         (231)           --            --
     Change in net unrealized appreciation
        (depreciation) of investments           (34,003)       (2,388)      (43,247)           13            --            --
                                              ---------     ---------     ---------     ---------     ---------     ---------
     Net increase (decrease) in net assets
        resulting from operations               (39,927)       (2,920)      (41,020)         (248)          419             1
                                              ---------     ---------     ---------     ---------     ---------     ---------
  From contract transactions:
     Payments received from contract owners     772,543        72,437       268,501        12,119         6,480         1,337
     Transfers for contract benefits and
        terminations                            (13,188)         (179)       (1,905)          (26)         (178)           --
     Contract maintenance charges              (293,490)      (13,742)      (96,306)       (2,239)       (3,795)         (120)
     Transfers between subaccounts
        (including fixed account), net          177,736       102,676       199,134        17,642         8,758           694
                                              ---------     ---------     ---------     ---------     ---------     ---------
     Net increase in net assets from
        contract transactions                   643,601       161,192       369,424        27,496        11,265         1,911
                                              ---------     ---------     ---------     ---------     ---------     ---------
     Total increase in net assets               603,674       158,272       328,404        27,248        11,684         1,912
Net assets at beginning of period               158,272            --        27,248            --         1,912            --
                                              ---------     ---------     ---------     ---------     ---------     ---------
Net assets at end of period                   $ 761,946     $ 158,272     $ 355,652     $  27,248     $  13,596     $   1,912
                                              =========     =========     =========     =========     =========     =========
Analysis of increase (decrease) in units
   outstanding:

  Units sold                                     83,187        15,159        63,739         3,235         4,080            99
  Units redeemed                                 (5,853)         (578)       (1,034)         (241)       (2,900)          (11)
                                              ---------     ---------     ---------     ---------     ---------     ---------
     Increase (decrease) in units
        outstanding                              77,334        14,581        62,705         2,994         1,180            88
Beginning units                                  14,581            --         2,994            --            88            --
                                              ---------     ---------     ---------     ---------     ---------     ---------
Ending units                                     91,915        14,581        65,699         2,994         1,268            88
                                              =========     =========     =========     =========     =========     =========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                             SCUDDER VARIABLE SERIES II(3)
                                              ------------------------------------------------------------
                                                                      GOVERNMENT

                                                  SECURITIES PORTFOLIO           HIGH YIELD PORTFOLIO
                                              ---------------------------     ---------------------------
                                                 2001            2000(5)          2001          2000(7)
                                              -----------     -----------     -----------     -----------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)             $     1,318     $       (21)    $       103     $        (2)
     Net realized loss from investment
        transactions                                 (386)              3            (291)             (2)
     Change in net unrealized appreciation
        (depreciation) of investments               5,549             330             327              (3)
                                              -----------     -----------     -----------     -----------
     Net increase (decrease) in net assets
        resulting from operations                   6,481             312             139              (7)
                                              -----------     -----------     -----------     -----------
  From contract transactions:
     Payments received from contract owners       180,628           8,827          32,702           1,256
     Transfers for contract benefits and
        terminations                               (1,901)            (50)           (163)             --
     Contract maintenance charges                 (66,148)         (1,715)        (13,042)            (76)
     Transfers between subaccounts
        (including fixed account), net             91,049          11,160          39,560             262
                                              -----------     -----------     -----------     -----------
     Net increase in net assets from
        contract transactions                     203,628          18,222          59,057           1,442
                                              -----------     -----------     -----------     -----------
     Total increase in net assets                 210,109          18,534          59,196           1,435
Net assets at beginning of period                  18,534              --           1,435              --
                                              -----------     -----------     -----------     -----------
Net assets at end of period                   $   228,643     $    18,534     $    60,631     $     1,435
                                              ===========     ===========     ===========     ===========
Analysis of increase (decrease) in units
   outstanding:

  Units sold                                       18,700           1,594           6,576              53
  Units redeemed                                     (377)           (156)            (92)             (5)
                                              -----------     -----------     -----------     -----------
     Increase (decrease) in units
        outstanding                                18,323           1,438           6,484              48
Beginning units                                     1,438              --              48              --
                                              -----------     -----------     -----------     -----------
Ending units                                       19,761           1,438           6,532              48
                                              ===========     ===========     ===========     ===========

                                                              SCUDDER VARIABLE SERIES II(3)
                                              -----------------------------------------------------------
                                                        SMALL CAP                  DREMAN HIGH RETURN
                                                    GROWTH PORTFOLIO                EQUITY PORTFOLIO
                                              ---------------------------     ---------------------------
                                                  2001          2000(6)          2001           2000(5)
                                              -----------     -----------     -----------     -----------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)             $     3,797     $       (16)    $    (1,288)    $      (132)
     Net realized loss from investment
        transactions                               (8,330)            (83)         (2,635)           (103)
     Change in net unrealized appreciation
        (depreciation) of investments              (4,071)         (1,147)          6,796           7,249
                                              -----------     -----------     -----------     -----------
     Net increase (decrease) in net assets
        resulting from operations                  (8,604)         (1,246)          2,873           7,014
                                              -----------     -----------     -----------     -----------
  From contract transactions:
     Payments received from contract owners        89,349           6,146         811,682          49,446
     Transfers for contract benefits and
        terminations                                 (764)            (10)        (10,554)           (129)
     Contract maintenance charges                 (33,109)         (1,334)       (309,963)         (9,823)
     Transfers between subaccounts
        (including fixed account), net             24,062          10,620         438,060          71,033
                                              -----------     -----------     -----------     -----------
     Net increase in net assets from
        contract transactions                      79,538          15,422         929,225         110,527
                                              -----------     -----------     -----------     -----------
     Total increase in net assets                  70,934          14,176         932,098         117,541
Net assets at beginning of period                  14,176              --         117,541              --
                                              -----------     -----------     -----------     -----------
Net assets at end of period                   $    85,110     $    14,176     $ 1,049,639     $   117,541
                                              ===========     ===========     ===========     ===========
Analysis of increase (decrease) in units
   outstanding:

  Units sold                                       18,373           2,091          71,019           8,209
  Units redeemed                                   (1,846)            (38)         (1,921)           (397)
                                              -----------     -----------     -----------     -----------
     Increase (decrease) in units
        outstanding                                16,527           2,053          69,098           7,812
Beginning units                                     2,053              --           7,812              --
                                              -----------     -----------     -----------     -----------
Ending units                                       18,580           2,053          76,910           7,812
                                              ===========     ===========     ===========     ===========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000


                                                                  WM VARIABLE TRUST
                                              ----------------------------------------------------------
                                                        EQUITY                         MID CAP
                                                      INCOME FUND                     STOCK FUND
                                              ---------------------------    ---------------------------
                                                2001(1)           2000         2001(1)           2000
                                              -----------     -----------    -----------     -----------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)             $       (14)    $        --    $      (173)    $        --
     Net realized loss from investment
        transactions                                   (7)             --            (18)             --
     Change in net unrealized appreciation
        (depreciation) of investments                 332              --          4,427              --
                                              -----------     -----------    -----------     -----------
     Net increase (decrease) in net assets
        resulting from operations                     311              --          4,236              --
                                              -----------     -----------    -----------     -----------
  From contract transactions:
     Payments received from contract owners         2,936              --         35,494              --
     Transfers for contract benefits and
        terminations                                   (6)             --            (44)             --
     Contract maintenance charges                  (1,296)             --        (12,629)             --
     Transfers between subaccounts
        (including fixed account), net              7,327              --         49,171              --
                                              -----------     -----------    -----------     -----------
     Net increase in net assets from
        contract transactions                       8,961              --         71,992              --
                                              -----------     -----------    -----------     -----------
     Total increase in net assets                   9,272              --         76,228              --
Net assets at beginning of period                      --              --             --              --
                                              -----------     -----------    -----------     -----------
Net assets at end of period                   $     9,272     $        --    $    76,228     $        --
                                              ===========     ===========    ===========     ===========

Analysis of increase (decrease) in units outstanding:

  Units sold                                          945              --          7,263              --
  Units redeemed                                      (43)             --            (54)             --
                                              -----------     -----------    -----------     -----------
     Increase (decrease) in units
        outstanding                                   902              --          7,209              --
Beginning units                                        --              --             --              --
                                              -----------     -----------    -----------     -----------
Ending units                                          902              --          7,209              --
                                              ===========     ===========    ===========     ===========

                                                  WM VARIABLE TRUST
                                              --------------------------
                                                      SMALL CAP
                                                      STOCK FUND                      TOTALS
                                              --------------------------    ---------------------------
                                                2001(1)          2000           2001           2000
                                              -----------     ----------    -----------     -----------
Increase (decrease) in net assets:
  From operations:
     Net investment income (loss)             $     1,173     $       --    $    61,188     $       435
     Net realized loss from investment
        transactions                                 (435)            --        (77,926)         (3,439)
     Change in net unrealized appreciation
        (depreciation) of investments               5,436             --       (140,197)         (7,960)
                                              -----------     ----------    -----------     -----------
     Net increase (decrease) in net assets
        resulting from operations                   6,174             --       (156,935)        (10,964)
                                              -----------     ----------    -----------     -----------
  From contract transactions:
     Payments received from contract owners        33,407             --      4,550,231         268,880
     Transfers for contract benefits and
        terminations                                  (61)            --        (47,513)           (692)
     Contract maintenance charges                 (11,958)            --     (1,688,821)        (51,480)
     Transfers between subaccounts
        (including fixed account), net             42,499             --      2,626,583         378,141
                                              -----------     ----------    -----------     -----------
     Net increase in net assets from
        contract transactions                      63,887             --      5,440,480         594,849
                                              -----------     ----------    -----------     -----------
     Total increase in net assets                  70,061             --      5,283,545         583,885
Net assets at beginning of period                      --             --        583,885              --
                                              -----------     ----------    -----------     -----------
Net assets at end of period                   $    70,061     $       --    $ 5,867,430     $   583,885
                                              ===========     ==========    ===========     ===========

Analysis of increase (decrease) in units outstanding:

  Units sold                                        7,337             --
  Units redeemed                                      (71)            --
                                              -----------     ----------
     Increase (decrease) in units
        outstanding                                 7,266             --
Beginning units                                        --             --
                                              -----------     ----------
Ending units                                        7,266             --
                                              ===========     ==========

(1) For the period beginning May 1, 2001 and ended December 31, 2001 (Note 1)

(2) Formerly named Scudder Variable Life Investment Fund

(3) Formerly named Kemper Variable Series

(4) Formerly named PIMCO Low Duration Bond Portfolio

(5) For the period beginning May 8, 2000 and ended December 31, 2000

(6) For the period beginning May 10, 2000 and ended December 31, 2000

(7) For the period beginning August 14, 2000 and ended December 31, 2000

(8) For the period beginning June 13, 2000 and ended December 31, 2000

(9) For the period beginning September 25, 2000 and ended December 31, 2000

(10) For the period beginning July 19, 2000 and ended December 31, 2000

    The accompanying notes are an integral part of the financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS


1. THE COMPANY

   The Farmers Variable Life Separate Account A (the Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by Farmers New World Life Insurance Company (the Company) during 2000 and exists in accordance with the regulations of the Office of the Insurance Commission of the State of Washington. The Company is a wholly-owned subsidiary of Farmers Group, Inc. (FGI). FGI is a stockholding and management company, whose ultimate parent is Zurich Financial Services Group.

   Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Account's assets applicable to the variable universal life contracts is not chargeable with liabilities arising out of any other business the Company may conduct, but the obligations of the Account, including benefits related to variable life insurance, are obligations of the Company.

   The Account is a funding vehicle for individual variable universal life contracts consisting of optional riders for additional insurance benefits. Investments are made in the portfolios of the Funds and are valued at the reported net asset values of such portfolios, which value their investment securities at fair value. Transactions are recorded on a trade date basis. The deposits collected for these contracts are invested at the direction of the contract holders in the sub-accounts that comprise the Account. The value of each subaccount will increase or decrease, depending on the investment performance of the corresponding portfolio. The sub- accounts invest in the following underlying mutual fund portfolios (collectively, the Funds):

   CALVERT VARIABLE SERIES, INC.
   Social Small Cap Growth Portfolio(1)

   DREYFUS VARIABLE INVESTMENT FUND
   Quality Bond Portfolio(1)
   Small Cap Portfolio(1)

   DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.(1)

   FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS VIP
   Growth Portfolio(1)
   Index 500 Portfolio(1)
   Mid Cap Portfolio(1)

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. THE COMPANY (CONTINUED)

   FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   Small Cap Fund(1)
   Global Asset Allocation Fund(1)
   Developing Markets Securities Fund

   GOLDMAN SACHS VARIABLE INSURANCE TRUST
   Capital Growth Fund(1)
   CORE Small Cap Equity Fund(1)
   Mid Cap Value Fund(1)

   JANUS ASPEN SERIES
   Aggressive Growth Portfolio(1)
   Balanced Portfolio(1)
   Capital Appreciation Portfolio

   PIMCO VARIABLE INSURANCE TRUST
   Foreign Bond Portfolio
   Low Duration Portfolio

   SCUDDER VARIABLE SERIES I (FORMERLY SCUDDER VARIABLE LIFE INVESTMENT FUND) Bond Portfolio
   Global Discovery Portfolio(1)
   Growth and Income Portfolio
   International Portfolio
   Money Market Portfolio

   SCUDDER VARIABLE SERIES II (FORMERLY KEMPER VARIABLE SERIES)
   Government Securities Portfolio
   High Yield Portfolio
   Small Cap Growth Portfolio
   Dreman High Return Equity Portfolio

   WM VARIABLE TRUST
   Equity Income Fund(1)
   Mid Cap Stock Fund(1)
   Small Cap Stock Fund(1)

(1) Additional investment option available to contract holders as of May 1, 2001.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. THE COMPANY (CONTINUED)

   The Company owns the assets in the Account, and is obligated to pay all benefits under the policies the Company issues. The Company provides insurance and administrative services to the contract holders for a fee. The Company also maintains a fixed account (Fixed Account), to which contract holders may direct their deposits and receive a fixed rate of return.

   The Company has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2. SIGNIFICANT ACCOUNTING POLICIES

   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   VALUATION OF INVESTMENTS AND ACCUMULATION UNIT VALUES
   Investments consist of shares of the Funds and are stated at fair value based on the reported net asset value per share of the respective portfolios at December 31, 2001. Accumulation unit values are computed daily based on total net assets of the Account.

   REALIZED GAINS AND LOSSES
   Realized gains and losses represent the difference between the proceeds from sales of shares and the cost of such shares, which are determined using the specific identification method.

   FEDERAL INCOME TAX
   The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of this policy in the event of changes in tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

   DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS
   Dividend income and capital gain distributions received by the Funds are reinvested in additional Fund shares and are recognized on the ex-distribution date.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   RECLASSIFICATION
   Certain prior year amounts have been reclassified to conform to the current year presentation.

3. EXPENSES

   MORTALITY AND EXPENSE RISK CHARGE
   The Company assumes mortality and expense risk related to the operations of the Account and deducts charges daily. The mortality and expense risk charge covers insurance benefits available with the contracts and certain expense of the contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. The charge is equal to the contract value in each sub-account multiplied by the daily pro rata portion of the annual mortality and expense risk charge rate of 0.90%.

   CONTRACT MAINTENANCE CHARGES

   Surrender charge
   The Company will deduct a surrender charge if, during the first 14 policy years, the policyholder fully surrenders the policy, takes a partial withdrawal from the policy (if it has a level death benefit), or decreases the principal sum. The surrender charge in some cases may be significant. Under some circumstances the level of surrender charges might result in no contract value available for pay-out.

   Premium charge
   The Company currently deducts 3.5% from each premium and credits the remaining 96.5% to the contract value. This charge compensates the Company for distribution expenses and state premium taxes.

   Cost of insurance charge
   The Company will deduct a monthly charge to cover the cost of providing the policy benefits. The charge will vary from policy to policy based on the insured's characteristics, as well as the optional riders selected by the insured.

   Administrative charge
   The Company deducts a monthly administrative charge of $5 per contract and guarantees this charge will not exceed $8.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


4. PURCHASES AND SALES OF INVESTMENTS

   The aggregate cost of the shares acquired and the aggregate proceeds from shares sold during the periods ended December 31, 2001 consist of the following:

                                                                           PURCHASES          SALES
                                                                           ----------      ----------
CALVERT VARIABLE SERIES, INC
   Social Small Cap Growth Portfolio                                       $    2,919      $      118

DREYFUS VARIABLE INVESTMENT FUND - SERVICE CLASS SHARES
   Quality Bond Portfolio                                                      72,842             736
   Small Cap Portfolio                                                        125,636           1,563

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. - SERVICE CLASS SHARES
   Socially Responsible Growth Fund                                             4,655             264

FIDELITY VARIABLE INSURANCE PRODUCT FUNDS VIP - SERVICE CLASS SHARES
   Growth Portfolio                                                           260,847           3,473
   Index 500 Portfolio                                                        211,182           2,710
   Mid Cap Portfolio                                                           63,664             976

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2 SHARES
   Small Cap Fund                                                              58,958             860
   Global Asset Allocation Fund                                                 1,454              50
   Developing Markets Securities Fund                                          22,552          10,484

GOLDMAN SACHS VARIABLE INSURANCE TRUST
   Capital Growth Fund                                                        200,917           2,776
   CORE Small Cap Equity Fund                                                     685              67
   Mid Cap Value Fund                                                         245,599           3,499

JANUS ASPEN SERIES
   Aggressive Growth Portfolio                                                140,383           1,938
   Balanced Portfolio                                                          15,638           1,682
   Capital Appreciation Portfolio                                           1,342,272         118,019

PIMCO VARIABLE INSURANCE TRUST - ADMINISTRATIVE CLASS SHARES
   Foreign Bond Portfolio                                                      72,686           6,747
   Low Duration Portfolio                                                     161,299          12,932

SCUDDER VARIABLE SERIES I
   Bond Portfolio                                                             126,585          23,411
   Global Discovery Portfolio                                                  93,184           1,238
   Growth and Income Portfolio                                                751,689         101,194
   International Portfolio                                                    392,994          13,698
   Money Market Portfolio                                                      44,763          33,082

SCUDDER VARIABLE SERIES II
   Government Securities Portfolio                                            256,725          51,869
   High Yield Portfolio                                                        63,192           4,031
   Small Cap Growth Portfolio                                                  95,553          12,390
   Dreman High Return Equity Portfolio                                      1,006,284          80,612

WM VARIABLE TRUST - CLASS 2 SHARES
   Equity Income Fund                                                           9,397             449
   Mid Cap Stock Fund                                                          72,680             861
   Small Cap Stock Fund                                                        66,012             960
                                                                           ----------      ----------
                                                                           $5,983,246      $  492,689
                                                                           ==========      ==========

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


5. FINANCIAL HIGHLIGHTS

                                                                                                INVESTMENT
                                                                        UNIT         NET          INCOME     EXPENSE       TOTAL
                                                            UNITS    FAIR VALUE     ASSETS        RATIO*     RATIO**     RETURN***
                                                            -----    ----------     ------      ----------  ---------   -----------
CALVERT VARIABLE SERIES, INC
  Social Small Cap Growth Portfolio             2001(1)        292     $10.80     $    3,149      0.00%       0.75%       6.44%
DREYFUS VARIABLE INVESTMENT FUND -
  SERVICE CLASS SHARES
  Quality Bond Portfolio                        2001(1)      6,903      10.23         70,652      5.93%       0.78%       2.02%
  Small Cap Portfolio                           2001(1)     12,626       9.70        122,518      0.44%       0.78%      (3.49)%
DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND -
  SERVICE CLASS SHARES                          2001(1)        530       8.46          4,485      0.00%       0.83%     (16.73)%
FIDELITY VARIABLE INSURANCE PRODUCT FUNDS
  VIP - SERVICE CLASS SHARES
  Growth Portfolio                              2001(1)     29,379       8.85        260,023      0.00%       0.78%     (12.84)%
  Index 500 Portfolio                           2001(1)     22,847       9.20        210,223      0.00%       0.78%      (9.21)%
  Mid Cap Portfolio                             2001(1)      6,332      10.36         65,630      0.00%       0.78%       3.26%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST - CLASS 2 SHARES
  Small Cap Fund                                2001(1)      6,564       9.42         61,822      0.07%       0.78%      (6.85)%
  Global Asset Allocation Fund                  2001(1)        156       9.22          1,435      0.00%       0.54%      (8.57)%
  Developing Markets Securities Fund            2001         2,029       6.34         12,858      0.54%       0.79%      (8.96)%
GOLDMAN SACHS VARIABLE INSURANCE TRUST
  Capital Growth Fund                           2001(1)     21,988       8.98        197,405      0.51%       0.78%     (11.53)%
  CORE Small Cap Equity Fund                    2001(1)         65      10.27            665      1.65%       0.82%       1.94%
  Mid Cap Value Fund                            2001(1)     22,816      10.68        243,623      2.77%       0.78%       6.49%
JANUS ASPEN SERIES
  Aggressive Growth Portfolio                   2001(1)     17,554       7.73        135,706      0.00%       0.78%     (22.80)%
  Balanced Portfolio                            2001(1)      1,440       9.69         13,955      2.67%       0.83%      (3.81)%
  Capital Appreciation Portfolio                2001       246,062       5.33      1,311,201      2.10%       0.84%     (22.32)%
PIMCO VARIABLE INSURANCE TRUST -
  ADMINISTRATIVE CLASS SHARES
  Foreign Bond Portfolio                        2001         5,994      11.27         67,588      4.10%       0.79%       6.67%
  Low Duration Bond Portfolio                   2001        14,216      11.28        160,295      5.98%       0.82%       6.68%
SCUDDER VARIABLE SERIES I
  Bond Portfolio                                2001        10,624      11.33        120,389      2.52%       0.84%       4.83%
  Global Discovery Portfolio                    2001(1)     10,994       8.46         93,029      0.00%       0.78%     (15.63)%
  Growth and Income Portfolio                   2001        91,915       8.29        761,946      0.95%       0.85%     (12.09)%
  International Portfolio                       2001        65,699       5.41        355,652      0.16%       0.81%     (31.48)%
  Money Market Portfolio                        2001         1,268      10.72         13,595      4.13%       0.83%       2.92%

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS, CONTINUED


5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                                          INVESTMENT
                                                                   UNIT         NET         INCOME      EXPENSE      TOTAL
                                                       UNITS    FAIR VALUE     ASSETS       RATIO*      RATIO**     RETURN***
                                                       -----    ----------     ------     ----------   ---------  -----------
SCUDDER VARIABLE SERIES II
  Government Securities Portfolio          2001       19,761      $11.57     $  228,643      1.92%       0.83%       6.54%
  High Yield Portfolio                     2001        6,532        9.28         60,630      1.31%       0.78%       1.67%
  Small Cap Growth Portfolio               2001       18,580        4.58         85,110      0.00%       0.84%     (29.42)%
  Dreman High Return Equity Portfolio      2001       76,910       13.65      1,049,639      0.58%       0.83%       0.79%

WM VARIABLE TRUST - CLASS 2 SHARES
  Equity Income Fund                       2001(1)       902       10.28          9,272      0.00%       0.75%       2.29%
  Mid Cap Stock Fund                       2001(1)     7,209       10.57         76,228      0.02%       0.78%       4.98%
  Small Cap Stock Fund                     2001(1)     7,266        9.64         70,061      1.18%       0.77%      (5.16)%

(1)   For the period beginning May 1, 2001 and ended December 31, 2001.

(*) These amounts represent the annualized dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(**) These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, to average net assets for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(***) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units or administrative charges levied as a direct charge to the contract holders' accounts; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
BALANCE SHEETS
(DOLLARS IN THOUSANDS)
(UNAUDITED)



                                                                                 SEPTEMBER 30,   DECEMBER 31,
                                                                                     2002            2001
                                                                                 ------------    ------------
ASSETS
Investments:

   Bonds, classified as available-for-sale, at fair value (cost: $4,332,245
     and $3,895,808)                                                               $4,609,945     $3,994,357
   Redeemable preferred stocks, classified as available-for-sale, at
     fair value ($27,872 and $21,806)                                                  27,195         21,307
   Nonredeemable preferred stocks, classified as available-for-sale, at
     fair value (cost: $10,346 and $11,128)                                             9,184         12,245
   Common stocks, classified as available-for-sale, at fair value
     (cost: $173,998 and $272,339)                                                    142,811        262,927
   Mortgage loans on real estate, net of accumulated depreciation and
     allowance for losses                                                              12,116         28,901
   Investment real estate, net of allowance for losses                                 78,397         80,814
   Surplus notes and certificates of contribution of the P&C Group                    490,500        490,500
   Policy loans                                                                       238,518        232,287
   Joint ventures                                                                       2,971          3,624
   S&P 500 call options, at fair value (cost: $37,793 and $36,453)                      1,576         12,690
   Notes receivable                                                                    16,435         12,435
                                                                                   ----------     ----------
         Total investments                                                          5,629,648      5,152,087

Cash and cash equivalents                                                             142,599        168,526
Accrued investment income                                                              61,823         59,660
Other receivables                                                                     106,488        195,490
Deferred policy acquisition costs                                                     557,809        561,248
Value of business acquired                                                            255,303        274,531
Property and equipment, net of accumulated depreciation of $20,138
   and $17,466                                                                         21,793         22,477
Securities lending collateral                                                         193,393         12,925
Other assets                                                                            2,678          6,786
Separate accounts                                                                      73,849         53,074
                                                                                   ----------     ----------
Total                                                                              $7,045,383     $6,506,804
                                                                                   ==========     ==========











                   The accompanying notes are an integral part
                     of these interim financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
BALANCE SHEETS, CONTINUED
(DOLLARS IN THOUSANDS)
(UNAUDITED)



                                                                                 SEPTEMBER 30,   DECEMBER 31,
                                                                                     2002            2001
                                                                                 ------------    ------------
LIABILITIES AND STOCKHOLDER'S EQUITY
Policy liabilities and accruals
   Future policy benefit                                                           4,106,795      3,858,012
   Policy claims                                                                      41,830         38,076

         Total policy liabilities and accruals                                     4,148,625      3,896,088


Other policyholder funds and dividends                                               320,364        264,458

Accrued expenses and other liabilities
   Securities lending liability                                                      193,393         12,925
   Death benefit liability                                                            68,571         60,980
   Other liabilities                                                                 146,749        188,739
   Separate accounts                                                                  73,849         53,074
                                                                                  ----------     ----------
         Total accrued expenses and other liabilities                                482,562        315,718
                                                                                  ----------     ----------
Income taxes
   Current                                                                             5,630              0
   Deferred                                                                          144,634        112,541
                                                                                  ----------     ----------
         Total income taxes                                                          150,264        112,541
                                                                                  ----------     ----------
         Total liabilities                                                         5,101,815      4,588,805
                                                                                  ----------     ----------

Commitments and contingencies

Stockholder's equity
   Common stock, $1 par value - Authorized, 25,000,000 shares;
     issued and outstanding, 6,600,000 shares                                          6,600          6,600
   Additional paid-in capital                                                        994,246        994,246
   Accumulated other comprehensive income (loss), net of deferred tax
     benefit (expense) of ($61,274) and ($22,882)                                    113,795         42,496
   Retained earnings                                                                 828,927        874,657
                                                                                  ----------     ----------
         Total stockholder's equity                                               $1,943,568     $1,917,999
                                                                                  ----------     ----------

         Total liabilities and stockholder's equity                                7,045,383      6,506,804
                                                                                  ==========     ==========


                   The accompanying notes are an integral part
                     of these interim financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(DOLLARS IN THOUSANDS)
(UNAUDITED)



                                                           2002        2001
                                                       -----------  -----------
Revenues
     Net premiums earned                               $  195,130   $  201,315
     Universal life and annuity policy charges            167,311      162,991
     Net investment income                                254,805      251,869
     Net realized investment gains (losses)               (27,838)      34,856
     Impairment losses on investments                     (33,997)     (40,157)
     Other income                                             406          471
                                                       -----------  -----------
            Total revenue                                 555,817      611,345

Benefits and expenses
     Death and other benefits                             127,951      122,553
     Future policy benefits                                80,028       85,120
     Interest credited to policyholders                   134,597      133,432
     Underwriting, acquisitions and other expenses:
       Amortization of deferred policy
         acquisition costs                                 54,561       55,070
       Amortization of value of business acquired          12,071       17,043
       Net commissions                                     (5,460)        (108)
       General insurance expenses and taxes                45,049       40,561
                                                       -----------  -----------
            Total benefits and expenses                   448,797      453,671
                                                       -----------  -----------
            Income before provision for income taxes      107,020      157,674
                                                       ===========  ===========
Provision (benefit) for income taxes
     Current                                               44,076       80,289
     Deferred                                              (6,327)     (28,907)
                                                       -----------  -----------
            Total provisions for income taxes              37,749       51,382
                                                       -----------  -----------
Net income                                             $   69,271   $  106,292
                                                       ===========  ===========


     The accompanying notes are an integral part of these interim financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 20, 2002 AND 2001
(DOLLARS IN THOUSANDS)
(UNAUDITED)


                                                             2002          2001
                                                          ----------    ----------
Net income                                                $  69,271     $ 106,292
                                                          ----------    ----------
Other comprehensive income, net of tax
 Unrealized holding gains (losses) on securities
  Unrealized holding gains (losses) on securities,
   net of tax provision (benefit) of $32,355
   and $36,213                                               60,088        67,252

  Reclassification adjustment for (gains) losses
   included in net income, net of tax provision
   (benefit) of $(21,705) and ($1,950)                       40,309         3,622
                                                          ----------    ----------

     Net unrealized holding gains (losses) on
      securities, net of tax provision (benefit)
      of $54,060 and $38,163                                100,397        70,874


 Effect of the change in net unrealized gains and
  losses on other insurance accounts, net of tax
  provision (benefit) of ($15,668)
  and ($12,077)                                             (29,098)      (22,428)
                                                          ----------    ----------

       Other comprehensive income (loss)                     71,299        48,446
                                                          ----------    ----------
     Comprehensive income                                 $ 140,570     $ 154,738
                                                          ----------    ----------

     The accompanying notes are an integral part of these interim financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(DOLLARS IN THOUSANDS)
(UNAUDITED)


                                                                                           ACCUMULATED
                                                                              ADDITIONAL     OTHER                       TOTAL
                                                                    COMMON      PAID-IN   COMPREHENSIVE   RETAINED    STOCKHOLDER'S
                                                                     STOCK      CAPITAL   INCOME (LOSS)   EARNINGS       EQUITY
                                                                  -----------------------------------------------------------------
Balance, December 31, 2000                                           6,600     994,246       (12,486)     870,502      1,858,862
Net income                                                                                                106,292        106,292
Unrealized gains on available-for-sale investments arising
  during the period, net of tax of $36,213                                                    67,252                      67,252
Reclassification adjustment for losses included in net income,
  net of tax of ($1,950)                                                                       3,622                       3,622
Change in effect of unrealized losses on other insurance
  accounts, net of tax of $(12,077)                                                          (22,428)                    (22,428)
Dividends paid                                                                                           (112,000)      (112,000)
                                                                    ------    --------      --------     --------     ----------
Balance, September 30, 2001                                          6,600     994,246        35,960      864,794      1,901,600
                                                                    ======    ========      ========     ========     ==========

Balance, December 31, 2001                                           6,600     994,246        42,496      874,657      1,917,999

Net income                                                                                                 69,271         69,271
Unrealized gains on available-for-sale investments arising
  during period, net of tax of $32,355                                                        60,088                      60,088
Reclassification adjustment for losses included in net income,
  net of tax ($21,705)                                                                        40,309                      40,309
Change in effect of unrealized losses on other insurance
  accounts, net of tax of ($15,668)                                                          (29,098)                    (29,098)
Dividends paid                                                                                           (115,000)      (115,000)
                                                                    ------    --------      --------     ---------    -----------
Balance, September 30, 2002                                         $6,600    $994,246      $113,795     $828,928     $1,943,569
                                                                    ======    ========      ========     ========     ===========


    The accompanying notes are an integral part of these interim financial statements.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(DOLLARS IN THOUSANDS)
(UNAUDITED)

                                                                                     2002         2001
                                                                                  ----------   ----------
Net income                                                                            69,271      106,292
Adjustments to reconcile net income to net cash provided by
  operating activities
    Interest credited to universal life and investment-type contracts                106,983       98,294
    Realized investment losses (gains)                                                27,837      (34,856)
    Impairment losses on investments                                                  33,997       40,157
    Amortization of deferred policy acquisition costs and VOBA                        66,632       72,113
    Amortization of bond and mortgage-backed security discount and premium, net        9,122        3,335
    Capitalization of deferred policy acquisition costs and VOBA, net                (88,732)     (83,979)
    Deferred income tax expense (benefit)                                             (6,298)     (28,907)
    Depreciation                                                                       4,792        4,178
    Cash provided by (used in) changes in operating assets
      and liabilities
        Federal income taxes payable                                                   5,630       34,387
        Life insurance policy liabilities                                            116,693      139,288
        Other policyholder funds                                                      55,906       71,734
        Other                                                                         57,815      (30,960)
                                                                                  ----------   ----------

          Net cash provided by (used in) operating activities                        459,648      391,076

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of bonds and stocks available for sale                                   (1,230,111)  (1,252,785)
Proceeds from sales or maturities of bonds and stocks available
  for sale                                                                           815,589    1,102,628
Mortgage loan collections                                                             16,785        5,588
Purchase of investment real estate                                                      (787)      (1,331)
Proceeds from sale of investment real estate                                             786        3,015
Increase in policy loans, net                                                         (6,231)     (10,508)
Purchase of capital assets                                                            (2,001)      (4,065)
Purchase and issuance of surplus notes, certificates of contribution
  and promissory notes of the P&C Group                                               (4,000)      (8,000)
Purchase of options                                                                   (1,340)      (7,523)
Proceeds from sales or maturities of options                                               0            0
Other                                                                                     (2)      (1,063)
                                                                                  ----------   ----------

          Net cash provided by (used in) investing activities                       (411,312)    (174,044)

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENTS OF CASH FLOWS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(DOLLARS IN THOUSANDS)
(UNAUDITED)





                                           2002           2001
                                         ---------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
 Cash dividends                          (115,000)       (112,000)
 Universal life and investment-type
  contract deposits                       390,282         542,631
 Universal life and investment-type
  contract withdrawals and maturities    (349,545)       (560,189)
                                         ---------       ---------
          Net cash provided by (used
           in) financing activities       (74,263)       (129,558)
Increase (decrease) in cash and cash
 equivalents                              (25,927)         87,474
 Beginning of year                        168,526          64,484
                                         ---------       ---------
 End of year                              145,599          151,958

SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:

Cash paid during the year
 Income taxes                              35,962           48,325
 Interest                                       0                0


FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

1. THE COMPANY

The accompanying financial statements include the accounts of Farmers New World Life Insurance Company (the "Company" or "Farmers Life"), a wholly-owned subsidiary of Farmers Group, Inc. ("FGI"), whose ultimate parent is Zurich Financial Services Group. FGI, an insurance holding company that provides management services, is attorney-in-fact for three inter-insurance exchanges and their subsidiaries (the "Exchanges" or the "P&C Group") and owns a reinsurance company, Farmers Reinsurance Company.

The Company markets a broad line of individual life insurance products, including universal life, term life and whole life insurance and fixed annuity products, predominately flexible premium deferred annuities, as well as variable universal life insurance and variable annuity products. These products are sold directly by the P&C Group Companies' agents. The Company also markets structured settlement annuities sold by independent brokers. However, by year end 2002, the Company will exit the business of writing structured settlements. This decision to exit the structured settlement market was driven by A.M. Best's recent rating downgrade of the Company from A+ (superior) to A (excellent), as structured settlement cases are often only awarded to companies rated A+ or better. Approximately 5,300 structured settlement cases in force as of September 30, 2002 will continue to be serviced by the Company. As of September 30, 2002 and September 30, 2001, the structured settlement business represented only 2.2% and 1.6% of the Company's income before provision for income taxes, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues attributable to traditional life insurance products, such as whole life or term life contracts, as well as structured settlements with life contingencies are classified as premiums as they become due. Future benefits are associated with such premiums (through increases in liabilities for future policy benefits), and prior period capitalized costs are amortized (through amortization of DAC) so that profits are generally recognized over the same period as revenue income. Revenues attributable to universal life, variable universal life and variable annuity products consist of policy charges for the cost of insurance, policy administration charges, surrender charges and investment income on assets allocated to support policyholder account balances on deposit. Revenues for deferred annuity products consist of surrender charges and investment income on assets allocated to support policyholder account balances. Expenses on universal life and annuity products as well as on variable products include interest credited to policyholders on policy balances as well as benefit claims incurred in excess of policy account balances. Revenues attributable to structured settlement without life contingencies consist of investment income on assets allocated to support the policyholder benefits schedule and expenses consist of interest credited to policyholders on policy balances.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO THE INTERIM FINANCIAL STATEMENTS, CONTINUED
(UNAUDITED)

The interim financial statements for the nine month periods are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. In the opinion of management, these unaudited financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the balance sheets and the statements of income in accordance with generally accepted accounting principles. These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. The nature of the Company's business is such that the results of any interim period are not necessarily indicative of results for a full year.

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES SEPTEMBER 30, 2002
(UNAUDITED)

                                                           SOCIAL                                        SOCIALLY
                                                          SMALL CAP         QUALITY                     RESPONSIBLE
                                                           GROWTH            BOND        SMALL CAP        GROWTH
                                                         PORTFOLIO        PORTFOLIO      PORTFOLIO         FUND
                                                         ---------        ---------      ---------      -----------
ASSETS
Investments, at fair value:
  Calvert Variable Series, Inc.                            $  5,624
  Dreyfus Variable Investment
    Fund-Service Class Shares                                             $ 164,520      $ 292,860
  Dreyfus Socially Responsible Growth
    Fund, Inc.-Service Class Shares                                                                       $   7,364
  Fidelity Variable Insurance Products
    Funds VIP-Service Class Shares
  Franklin Templeton Variable Insurance
    Products Trust-Class 2 Shares
  Goldman Sachs Variable Insurance Trust
  Janus Aspen Series
  PIMCO Variable Insurance Trust-Administrative
    Class Shares
  Scudder Variable Series I (1)
  Scudder Variable Series II (2)
  WM Variable Trust-Class 2 Shares
  WM Variable Trust-Class 2 Shares -
     Strategic Asset Management Portfolios
                                                           --------        --------        --------        --------
Total assets                                                  5,624         164,520         292,860           7,364

LIABILITIES
Payable to Farmers New World Life Insurance Company               5             121             212               6
                                                           --------        --------        --------        --------
Net assets                                                 $  5,619        $164,399        $292,648        $  7,358
                                                           ========        ========        ========        ========
Accumulation units outstanding                                  708          15,304          39,486           1,300
                                                           ========        ========        ========        ========
Unit value of accumulation units                           $   7.94        $  10.74        $   7.41        $   5.66
                                                           ========        ========        ========        ========
Shares owned in each portfolio                                  513          14,195          10,875             411
                                                           ========        ========        ========        ========
Market value per share                                     $  10.96        $  11.59        $  26.93        $  17.91
                                                           ========        ========        ========        ========
Cost of investments                                        $  6,689        $162,502        $366,631        $  9,580
                                                           ========        ========        ========        ========



                                                               GROWTH        INDEX 500       MID CAP
                                                              PORTFOLIO      PORTFOLIO       PORTFOLIO
                                                              ---------      ---------     -----------
ASSETS
Investments, at fair value:
  Calvert Variable Series, Inc.
  Dreyfus Variable Investment
    Fund-Service Class Shares
  Dreyfus Socially Responsible Growth
    Fund, Inc.-Service Class Shares
  Fidelity Variable Insurance Products
    Funds VIP-Service Class Shares                           $   658,712     $  544,228     $   205,807
  Franklin Templeton Variable Insurance
    Products Trust-Class 2 Shares
  Goldman Sachs Variable Insurance Trust
  Janus Aspen Series
  PIMCO Variable Insurance Trust-Administrative
    Class Shares
  Scudder Variable Series I (1)
  Scudder Variable Series II (2)
  WM Variable Trust-Class 2 Shares
  WM Variable Trust-Class 2 Shares -
     Strategic Asset Management Portfolios
                                                                --------        --------        --------
Total assets                                                     658,712         544,228         205,807

LIABILITIES
Payable to Farmers New World Life Insurance Company                  471             393             150
                                                                --------        --------        --------
Net assets                                                      $658,241        $543,835        $205,657
                                                                ========        ========        ========
Accumulation units outstanding                                   114,475          83,018          22,610
                                                                ========        ========        ========
Unit value of accumulation units                                $   5.75        $   6.55        $   9.10
                                                                ========        ========        ========
Shares owned in each portfolio                                    30,119           5,914          12,021
                                                                ========        ========        ========
Market value per share                                          $  21.87        $  92.03        $  17.12
                                                                ========        ========        ========
Cost of investments                                             $880,689        $696,417        $227,046
                                                                ========        ========        ========



(1)  Formerly named Scudder Variable Life Investment Fund

(2)  Formerly named Kemper Variable Series

(3)  Formerly named PIMCO Low Duration Bond Portfolio

(4)  Formerly named Scudder High Yield Portfolio

                  The accompanying notes are an integral part
                     of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
SEPTEMBER 30, 2002
(UNAUDITED)


                                                                                            GLOBAL       DEVELOPING
                                                                                            ASSET          MARKETS        CAPITAL
                                                                           SMALL CAP      ALLOCATION     SECURITIES       GROWTH
                                                                              FUND           FUND           FUND          FUND
                                                                           ---------      ----------     ----------       ---------
ASSETS
Investments, at fair value:
  Calvert Variable Series, Inc.
  Dreyfus Variable Investment Fund-Service Class Shares
  Dreyfus Socially Responsible Growth Fund, Inc.-Service Class Shares
  Fidelity Variable Insurance Products Funds VIP-Service Class Shares
  Franklin Templeton Variable Insurance Products Trust-Class 2 Shares      $139,132        $  5,962        $ 15,506
  Goldman Sachs Variable Insurance Trust                                                                                  $554,478
  Janus Aspen Series
  PIMCO Variable Insurance Trust-Administrative Class Shares
  Scudder Variable Series I (1)
  Scudder Variable Series II (2)
  WM Variable Trust-Class 2 Shares
  WM Variable Trust-Class 2 Shares -
     Strategic Asset Management Portfolios
                                                                           --------        --------        --------        --------
Total assets                                                                139,132           5,962          15,506         554,478

LIABILITIES
Payable to Farmers New World Life Insurance Company                             100               4              13             397
                                                                           --------        --------        --------        --------
  Net assets                                                               $139,032        $  5,958        $ 15,493        $554,081
                                                                           ========        ========        ========        ========
Accumulation units outstanding                                               23,568             728           2,676          88,676
                                                                           ========        ========        ========        ========
Unit value of accumulation units                                           $   5.90        $   8.18        $   5.79        $   6.25
                                                                           ========        ========        ========        ========
Shares owned in each portfolio                                               12,389             440           3,589          76,904
                                                                           ========        ========        ========        ========
Market value per share                                                     $  11.23        $  13.54        $   4.32        $   7.21
                                                                           ========        ========        ========        ========
Cost of investments                                                        $189,478        $  6,676        $ 16,945        $705,814
                                                                           ========        ========        ========        ========

                                                                                                                  AGGRESSIVE
                                                                                 CORE                             GROWTH
                                                                               SMALL CAP       MID CAP           PORTFOLIO
                                                                                 EQUITY         VALUE            (SERVICE
                                                                                  FUND          FUND              SHARES)
                                                                               ---------       --------         ----------
ASSETS
Investments, at fair value:
  Calvert Variable Series, Inc.
  Dreyfus Variable Investment Fund-Service Class Shares
  Dreyfus Socially Responsible Growth Fund, Inc.-Service Class Shares
  Fidelity Variable Insurance Products Funds VIP-Service Class Shares
  Franklin Templeton Variable Insurance Products Trust-Class 2 Shares
  Goldman Sachs Variable Insurance Trust                                         $  6,511        $604,061
  Janus Aspen Series                                                                                              $244,725
  PIMCO Variable Insurance Trust-Administrative Class Shares
  Scudder Variable Series I (1)
  Scudder Variable Series II (2)
  WM Variable Trust-Class 2 Shares
  WM Variable Trust-Class 2 Shares -
     Strategic Asset Management Portfolios
                                                                                  --------        --------        --------
Total assets                                                                         6,511         604,061         244,725

LIABILITIES
Payable to Farmers New World Life Insurance Company                                      5             442             182
                                                                                  --------        --------        --------
  Net assets                                                                      $  6,506        $603,619        $244,543
                                                                                  ========        ========        ========
Accumulation units outstanding                                                         784          61,782          45,318
                                                                                  ========        ========        ========
Unit value of accumulation units                                                  $   8.30        $   9.77        $   5.40
                                                                                  ========        ========        ========
Shares owned in each portfolio                                                         738          58,083          16,026
                                                                                  ========        ========        ========
Market value per share                                                            $   8.82        $  10.40        $  15.27
                                                                                  ========        ========        ========
Cost of investments                                                               $  7,745        $662,040        $313,965
                                                                                  ========        ========        ========


(1)  Formerly named Scudder Variable Life Investment Fund

(2)  Formerly named Kemper Variable Series

(3)  Formerly named PIMCO Low Duration Bond Portfolio

(4)  Formerly named Scudder High Yield Portfolio

                 The accompanying notes are an integral part of
                      these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
SEPTEMBER 30, 2002
(UNAUDITED)

                                                                                   CAPITAL
                                                                    BALANCED    APPRECIATION
                                                                    PORTFOLIO      PORTFOLIO         FOREIGN          LOW
                                                                    (SERVICE    (INSTITUTIONAL        BOND          DURATION
                                                                    SHARES)        SHARES)          PORTFOLIO     PORTFOLIO (3)
                                                                    ---------   -------------       ---------     -------------
ASSETS

Investments, at fair value:
   Calvert Variable Series, Inc.
   Dreyfus Variable Investment Fund-Service
     Class Shares
   Dreyfus Socially Responsible Growth Fund,
      Inc.-Service Class Shares
   Fidelity Variable Insurance Products Funds
       VIP-Service Class Shares
   Franklin Templeton Variable Insurance Products
      Trust-Class 2 Shares
   Goldman Sachs Variable Insurance Trust
   Janus Aspen Series                                              $   50,906      $1,941,733
   PIMCO Variable Insurance Trust-Administrative Class Shares                                      $  202,822      $  351,426
   Scudder Variable Series I (1)
   Scudder Variable Series II (2)
   WM Variable Trust-Class 2 Shares
   WM Variable Trust-Class 2 Shares -
     Strategic Asset Management Portfolios
                                                                   ----------      ----------      ----------      ----------
      Total assets                                                     50,906       1,941,733         202,822         351,426

LIABILITIES
   Payable to Farmers New World Life Insurance Company                     38           1,444             148             258
                                                                   ----------      ----------      ----------      ----------
      Net assets                                                   $   50,868      $1,940,289      $  202,674      $  351,168
                                                                   ==========      ==========      ==========      ==========
Accumulation units outstanding                                          5,784         444,371          17,073          29,766
                                                                   ==========      ==========      ==========      ==========
Unit value of accumulation units                                   $     8.79      $     4.37      $    11.87      $    11.80
                                                                   ==========      ==========      ==========      ==========
Shares owned in each portfolio                                          2,413         114,018          20,303          34,454
                                                                   ==========      ==========      ==========      ==========
Market value per share                                             $    21.10      $    17.03      $     9.99      $    10.20
                                                                   ==========      ==========      ==========      ==========
Cost of investments                                                $   54,166      $2,385,309      $  197,448      $  345,322
                                                                   ==========      ==========      ==========      ==========

                                                                                      GLOBAL
                                                                        BOND          DISCOVERY      GROWTH
                                                                     PORTFOLIO       PORTFOLIO         AND
                                                                      (CLASS A        (CLASS A       INCOME
                                                                       SHARES)        SHARES)       PORTFOLIO
                                                                     ---------        -------       ---------
ASSETS

Investments, at fair value:
   Calvert Variable Series, Inc.
   Dreyfus Variable Investment Fund-Service
     Class Shares
   Dreyfus Socially Responsible Growth Fund,
      Inc.-Service Class Shares
   Fidelity Variable Insurance Products Funds
       VIP-Service Class Shares
   Franklin Templeton Variable Insurance Products
      Trust-Class 2 Shares
   Goldman Sachs Variable Insurance Trust
   Janus Aspen Series
   PIMCO Variable Insurance Trust-Administrative Class Shares
   Scudder Variable Series I (1)                                    $  226,410      $  255,465      $  804,905
   Scudder Variable Series II (2)
   WM Variable Trust-Class 2 Shares
   WM Variable Trust-Class 2 Shares -
     Strategic Asset Management Portfolios
                                                                    ----------      ----------      ----------
      Total assets                                                     226,410         255,465         804,905

LIABILITIES
   Payable to Farmers New World Life Insurance Company                     165             181             606
                                                                    ----------      ----------      ----------
      Net assets                                                    $  226,245      $  255,284      $  804,299
                                                                    ==========      ==========      ==========
Accumulation units outstanding                                          18,942          40,281         134,187
                                                                    ==========      ==========      ==========
Unit value of accumulation units                                    $    11.94      $     6.34      $     5.99
                                                                    ==========      ==========      ==========
Shares owned in each portfolio                                          32,908          38,943         125,375
                                                                    ==========      ==========      ==========
Market value per share                                              $     6.88      $     6.56      $     6.42
                                                                    ==========      ==========      ==========
Cost of investments                                                 $  222,436      $  313,499      $1,112,114
                                                                    ==========      ==========      ==========

(1)  Formerly named Scudder Variable Life Investment Fund

(2)  Formerly named Kemper Variable Series

(3)  Formerly named PIMCO Low Duration Bond Portfolio

(4)  Formerly named Scudder High Yield Portfolio

                 The accompanying notes are an integral part of
                      these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
SEPTEMBER 30, 2002
(UNAUDITED)


                                                              INTERNATIONAL
                                                                PORTFOLIO         MONEY       GOVERNMENT         HIGH
                                                                 (CLASS A        MARKET        SECURITIES      INCOME (4)
                                                                 SHARES)       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                              ------------     ---------      ----------      -----------
ASSETS
Investments, at fair value:
     Calvert Variable Series, Inc.
     Dreyfus Variable Investment Fund-Service
       Class Shares
     Dreyfus Socially Responsible Growth Fund,
       Inc.-Service Class Shares
     Fidelity Variable Insurance Products Funds
       VIP-Service Class Shares
     Franklin Templeton Variable Insurance
       Products Trust-Class 2 Shares
     Goldman Sachs Variable Insurance Trust
     Janus Aspen Series
     PIMCO Variable Insurance Trust-Administrative
       Class Shares
     Scudder Variable Series I (1)                            $  755,032      $   34,086
     Scudder Variable Series II (2)                                                           $  456,514       $  177,959
     WM Variable Trust-Class 2 Shares
     WM Variable Trust-Class 2 Shares - Strategic Asset
       Management Portfolios
                                                              ----------      ----------      ----------      ----------
     Total assets                                                755,032          34,086         456,514         177,959

LIABILITIES
     Payable to Farmers New World Life Insurance Company             553              24             336             129
                                                              ----------      ----------      ----------      ----------
     Net assets                                               $  754,479      $   34,062      $  456,178      $  177,830
                                                              ==========      ==========      ==========      ==========
Accumulation units outstanding                                   180,171           3,162          37,226          20,422
                                                              ==========      ==========      ==========      ==========
Unit value of accumulation units                              $     4.19      $    10.77      $    12.25      $     8.71
                                                              ==========      ==========      ==========      ==========
Shares owned in each portfolio                                   121,388          34,086          36,031          25,386
                                                              ==========      ==========      ==========      ==========
Market value per share                                        $     6.22      $     1.00      $    12.67      $     7.01
                                                              ==========      ==========      ==========      ==========
Cost of investments                                           $  968,001      $   34,086      $  439,104      $  194,443
                                                              ==========      ==========      ==========      ==========

                                                                                 DREMAN
                                                                                  HIGH
                                                                  SMALL CAP       RETURN         EQUITY
                                                                    GROWTH        EQUITY         INCOME
                                                                  PORTFOLIO      PORTFOLIO        FUND
                                                                  --------       ---------       -------
ASSETS
Investments, at fair value:
     Calvert Variable Series, Inc.
     Dreyfus Variable Investment Fund-Service
       Class Shares
     Dreyfus Socially Responsible Growth Fund,
       Inc.-Service Class Shares
     Fidelity Variable Insurance Products Funds
       VIP-Service Class Shares
     Franklin Templeton Variable Insurance
       Products Trust-Class 2 Shares
     Goldman Sachs Variable Insurance Trust
     Janus Aspen Series
     PIMCO Variable Insurance Trust-Administrative
       Class Shares
     Scudder Variable Series I (1)
     Scudder Variable Series II (2)                              $   76,883      $1,810,216
     WM Variable Trust-Class 2 Shares                                                            $   28,149
     WM Variable Trust-Class 2 Shares - Strategic Asset
       Management Portfolios
                                                                 ----------      ----------      ----------
     Total assets                                                    76,883       1,810,216          28,149

LIABILITIES
     Payable to Farmers New World Life Insurance Company                 58           1,333              21
                                                                 ----------      ----------      ----------
     Net assets                                                  $   76,825      $1,808,883      $   28,128
                                                                 ==========      ==========      ==========
Accumulation units outstanding                                       27,297         178,929           3,393
                                                                 ==========      ==========      ==========
Unit value of accumulation units                                 $     2.81      $    10.11      $     8.29
                                                                 ==========      ==========      ==========
Shares owned in each portfolio                                        9,695         227,129           2,754
                                                                 ==========      ==========      ==========
Market value per share                                           $     7.93      $     7.97      $    10.22
                                                                 ==========      ==========      ==========
Cost of investments                                              $  115,311      $2,338,820      $   32,965
                                                                 ==========      ==========      ==========

(1)  Formerly named Scudder Variable Life Investment Fund

(2)  Formerly named Kemper Variable Series

(3)  Formerly named PIMCO Low Duration Bond Portfolio

(4)  Formerly named Scudder High Yield Portfolio

                 The accompanying notes are an integral part of
                      these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
SEPTEMBER 30, 2002
(UNAUDITED)


                                                                  MID CAP        SMALL CAP                    CONSERVATIVE
                                                                   STOCK           STOCK         BALANCED       BALANCED
                                                                    FUND           FUND          PORTFOLIO      PORTFOLIO
                                                              ------------      ----------      ----------    ------------
ASSETS
Investments, at fair value:
     Calvert Variable Series, Inc.
     Dreyfus Variable Investment Fund-Service Class
       Shares
     Dreyfus Socially Responsible Growth Fund,
       Inc.-Service Class Shares
     Fidelity Variable Insurance Products Funds
       VIP-Service Class Shares
     Franklin Templeton Variable Insurance Products
       Trust-Class 2 Shares
     Goldman Sachs Variable Insurance Trust
     Janus Aspen Series
     PIMCO Variable Insurance Trust-Administrative Class
       Shares
     Scudder Variable Series I (1)
     Scudder Variable Series II (2)
     WM Variable Trust-Class 2 Shares                         $   192,269      $   136,788
     WM Variable Trust-Class 2 Shares - Strategic Asset
       Management Portfolios                                                                    $     9,321      $    --
                                                              -----------      -----------      -----------      ---------
     Total assets                                                 192,269          136,788            9,321           --

LIABILITIES
     Payable to Farmers New World Life Insurance Company              140               97                4           --
                                                              -----------      -----------      -----------      ---------
     Net assets                                               $   192,129      $   136,691      $     9,317      $    --
                                                              ===========      ===========      ===========      =========
Accumulation units outstanding                                     21,757           30,723              979           --
                                                              ===========      ===========      ===========      =========
Unit value of accumulation units                              $      8.83      $      4.45      $      9.52      $    9.72
                                                              ===========      ===========      ===========      =========
Shares owned in each portfolio                                     17,852           28,379              797           --
                                                              ===========      ===========      ===========      =========
Market value per share                                        $     10.77      $      4.82      $     11.69      $    9.26
                                                              ===========      ===========      ===========      =========
Cost of investments                                           $   221,584      $   217,975      $     9,720      $    --
                                                              ===========      ===========      ===========      =========


                                                              CONSERVATIVE       FLEXIBLE         STRATEGIC
                                                               GROWTH             INCOME           GROWTH
                                                               PORTFOLIO        PORTFOLIO         PORTFOLIO             TOTALS
                                                              ------------     ----------         ----------        ------------
ASSETS
Investments, at fair value:
     Calvert Variable Series, Inc.                                                                                  $     5,624
     Dreyfus Variable Investment Fund-Service Class                                                                     457,380
       Shares
     Dreyfus Socially Responsible Growth Fund,                                                                            7,364
       Inc.-Service Class Shares
     Fidelity Variable Insurance Products Funds                                                                       1,408,747
       VIP-Service Class Shares
     Franklin Templeton Variable Insurance Products                                                                     160,600
       Trust-Class 2 Shares
     Goldman Sachs Variable Insurance Trust                                                                           1,165,050
     Janus Aspen Series                                                                                               2,237,364
     PIMCO Variable Insurance Trust-Administrative Class
       Shares                                                                                                           554,248
     Scudder Variable Series I (1)                                                                                    2,075,898
     Scudder Variable Series II (2)                                                                                   2,521,572
     WM Variable Trust-Class 2 Shares                                                                                   357,206
     WM Variable Trust-Class 2 Shares - Strategic Asset
       Management Portfolios                                     $     5,820            4,021      $     5,513           24,675
                                                                 -----------      -----------      -----------      -----------
     Total assets                                                      5,820            4,021            5,513       10,975,728

LIABILITIES
     Payable to Farmers New World Life Insurance Company                   2                1                2            8,041
                                                                 -----------      -----------      -----------      -----------
     Net assets                                                  $     5,818      $     4,020      $     5,511      $10,967,687
                                                                 ===========      ===========      ===========      ===========
Accumulation units outstanding                                           625              406             604
                                                                 ===========      ===========      ===========
Unit value of accumulation units                                 $      9.30      $      9.90      $      9.12
                                                                 ===========      ===========      ===========
Shares owned in each portfolio                                           514              337             476
                                                                 ===========      ===========      ===========
Market value per share                                           $     11.33      $     11.92      $     11.59
                                                                 ===========      ===========      ===========
Cost of investments                                              $     5,983      $     4,062      $     5,695
                                                                 ===========      ===========      ===========

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named
Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio

(4)
Formerly named Scudder High Yield Portfolio

                 The accompanying notes are an integral part of
                       these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)


                                                                       CALVERT VARIABLE
                                                                         SERIES, INC.          DREYFUS VARIABLE INVESTMENT FUND
                                                                 -------------------------     --------------------------------
                                                                       SOCIAL SMALL CAP                   QUALITY
                                                                       GROWTH PORTFOLIO               BOND PORTFOLIO
                                                                 -------------------------     --------------------------
                                                                    2002          2001(6)        2002           2001 (6)
                                                                 --------       --------       --------       --------
Investment income:
      Dividends and capital gain distributions                   $   --         $   --         $  4,051       $    214
                                                                 --------       --------       --------       --------
      Total investment income                                        --             --            4,051            214
                                                                 --------       --------       --------       --------
Expenses:
      Mortality and expense risk                                       32              1            793             45
                                                                 --------       --------       --------       --------
      Total expenses                                                   32              1            793             45
                                                                 --------       --------       --------       --------
      Net investment income (loss)                                    (32)            (1)         3,258            169
                                                                 --------       --------       --------       --------

Realized gains (losses) on investments:

      Proceeds from sales                                           1,750              9         11,911            510
      Cost of investments sold                                     (2,261)           (12)       (12,281)          (512)
                                                                 --------       --------       --------       --------
      Net realized gain (loss) from investment transactions          (511)            (3)          (370)            (2)
                                                                 --------       --------       --------       --------
Net unrealized appreciation (depreciation) of investments:

      Beginning of period                                             361           --           (1,449)          --
      End of period                                                (1,066)           (81)         2,019           (446)
                                                                 --------       --------       --------       --------
      Change in net unrealized appreciation (depreciation)
        of investments                                             (1,427)           (81)         3,468           (446)
                                                                 --------       --------       --------       --------
      Net increase (decrease) in net assets from operations      $ (1,970)      $    (85)      $  6,356       $   (279)
                                                                 ========       ========       ========       ========

                                                                                                     DREYFUS
                                                                   DREYFUS VARIABLE            SOCIALLY RESPONSIBLE
                                                                    INVESTMENT FUND              GROWTH FUND, INC.
                                                                -------------------------     -------------------------
                                                                                                SOCIALLY RESPONSIBLE
                                                                  SMALL CAP PORTFOLIO               GROWTH FUND
                                                                -------------------------     -------------------------
                                                                  2002            2001 (6)      2002          2001 (6)
                                                                --------       --------       --------       --------
Investment income:
      Dividends and capital gain distributions                  $     39       $   --         $   --         $   --
                                                                --------       --------       --------       --------
      Total investment income                                         39           --             --             --
                                                                --------       --------       --------       --------
Expenses:
      Mortality and expense risk                                   1,497             79             45              3
                                                                --------       --------       --------       --------
      Total expenses                                               1,497             79             45              3
                                                                --------       --------       --------       --------
      Net investment income (loss)                                (1,458)           (79)           (45)            (3)
                                                                --------       --------       --------       --------

Realized gains (losses) on investments:

      Proceeds from sales                                          1,830          1,137          2,097             44
      Cost of investments sold                                    (2,413)        (1,268)        (2,511)           (49)
                                                                --------       --------       --------       --------
      Net realized gain (loss) from investment transactions         (583)          (131)          (414)            (5)
                                                                --------       --------       --------       --------
Net unrealized appreciation (depreciation) of investments:

      Beginning of period                                         (1,376)          --              120           --
      End of period                                              (73,771)        (6,853)        (2,216)          (249)
                                                                --------       --------       --------       --------
      Change in net unrealized appreciation (depreciation)
        of investments                                           (72,395)        (6,853)        (2,336)          (249)
                                                                --------       --------       --------       --------
      Net increase (decrease) in net assets from operations     $(74,436)      $ (7,063)      $ (2,795)      $   (257)
                                                                ========       ========       ========       ========




(1)  Formerly named Scudder Variable Life Investment Fund

(2)  Formerly named Kemper Variable Series

(3)  Formerly named PIMCO Low Duration Bond Portfolio

(4)  Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)  For the period beginning May 1, 2001 and ended September 30, 2001


                   The accompanying notes are an integral part
                     of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)


                                                             FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS VIP
                                                             ----------------------------------------------

                                                 GROWTH PORTFOLIO         INDEX 500 PORTFOLIO        MID CAP PORTFOLIO
                                                 ----------------         -------------------        -----------------
                                                2002        2001 (6)      2002        2001 (6)      2002        2001 (6)
                                                ----        --------      ----        --------      ----        --------
Investment income:
   Dividends and capital gain distributions   $     387    $      --    $   2,951    $      --    $     658    $      --
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Total investment income                        387           --        2,951           --          658           --
                                              ---------    ---------    ---------    ---------    ---------    ---------
Expenses:
   Mortality and expense risk                     3,206          162        2,663          137          950           48
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Total expenses                               3,206          162        2,663          137          950           48
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Net investment income (loss)                (2,819)        (162)         288         (137)        (292)         (48)
                                              ---------    ---------    ---------    ---------    ---------    ---------
Realized gains (losses) on investments:
   Proceeds from sales                            4,552        2,425        5,458        1,966        1,286          624
   Cost of investments sold                      (6,936)      (2,789)      (7,320)      (2,179)      (1,496)        (649)
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Net realized gain (loss) from
       investment transactions                   (2,384)        (364)      (1,862)        (213)        (210)         (25)
                                              ---------    ---------    ---------    ---------    ---------    ---------
Net unrealized appreciation (depreciation)
  of investments:
   Beginning of period                            3,163           --        2,042           --        2,969           --
   End of period                               (221,977)     (20,631)    (152,187)     (10,947)     (21,239)      (1,521)
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Change in net unrealized appreciation
       (depreciation) of investments           (225,140)     (20,631)    (154,229)     (10,947)     (24,208)      (1,521)
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Net increase (decrease) in net assets
      from operations                         $(230,343)   $ (21,157)   $(155,803)   $ (11,297)   $ (24,710)   $  (1,594)
                                              =========    =========    =========    =========    =========    =========

                                                         FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
                                                         ----------------------------------------------------
                                                                             GLOBAL ASSET           DEVELOPING MARKETS
                                                  SMALL CAP FUND            ALLOCATION FUND          SECURITIES FUND
                                                  --------------            ---------------          ---------------
                                                2002        2001 (6)      2002        2001 (6)      2002         2001
                                                ----        --------      ----        --------      ----         ----
Investment income:
   Dividends and capital gain distributions   $     292    $      13    $      78    $      --    $     295    $      31
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Total investment income                        292           13           78           --          295           31
                                              ---------    ---------    ---------    ---------    ---------    ---------
Expenses:
   Mortality and expense risk                       713           37           27           --          125           25
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Total expenses                                 713           37           27           --          125           25
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Net investment income (loss)                  (421)         (24)          51           --          170            6
                                              ---------    ---------    ---------    ---------    ---------    ---------
Realized gains (losses) on investments:
   Proceeds from sales                              797          565        1,352            2        7,016        5,015
   Cost of investments sold                      (1,201)        (676)      (1,439)          (2)      (7,536)      (5,200)
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Net realized gain (loss) from
       investment transactions                     (404)        (111)         (87)          --         (520)        (185)
                                              ---------    ---------    ---------    ---------    ---------    ---------
Net unrealized appreciation (depreciation)
  of investments:
   Beginning of period                            3,869           --           29           --          131           (5)
   End of period                                (50,345)      (4,677)        (714)          --       (1,439)      (1,772)
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Change in net unrealized appreciation
       (depreciation) of investments            (54,214)      (4,677)        (743)          --       (1,570)      (1,767)
                                              ---------    ---------    ---------    ---------    ---------    ---------
     Net increase (decrease) in net assets
      from operations                         $ (55,039)   $  (4,812)   $    (779)   $      --    $  (1,920)   $  (1,946)
                                              =========    =========    =========    =========    =========    =========

(1)   Formerly named Scudder Variable Life Investment Fund

(2)   Formerly named Kemper Variable Series

(3)   Formerly named PIMCO Low Duration Bond Portfolio

(4)   Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)   For the period beginning May 1, 2001 and ended September 30, 2001


     The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                    GOLDMAN SACHS VARIABLE INSURANCE TRUST
                                                                    --------------------------------------

                                                      CAPITAL                   CORE SMALL
                                                    GROWTH FUND               CAP EQUITY FUND             MID CAP VALUE FUND
                                                    -----------               ---------------             ------------------
                                                2002          2001 (6)      2002           2001 (6)      2002           2001 (6)
                                                ----          --------      ----           --------      ----           --------
Investment income:
  Dividends and capital gain distributions   $      --       $      --    $      --       $      --    $      --       $      --
                                             ---------       ---------    ---------       ---------    ---------       ---------
    Total investment income                         --              --           --              --           --              --
                                             ---------       ---------    ---------       ---------    ---------       ---------
Expenses:
  Mortality and expense risk                     2,567             131           24              --        3,043             167
                                             ---------       ---------    ---------       ---------    ---------       ---------
    Total expenses                               2,567             131           24              --        3,043             167
                                             ---------       ---------    ---------       ---------    ---------       ---------
    Net investment income (loss)                (2,567)           (131)         (24)             --       (3,043)           (167)
                                             ---------       ---------    ---------       ---------    ---------       ---------
Realized gains (losses) on investments:
  Proceeds from sales                            5,284           1,871          835               2        4,277           2,275
  Cost of investments sold                      (7,428)         (2,082)      (1,073)             (2)      (4,628)         (2,340)
                                             ---------       ---------    ---------       ---------    ---------       ---------
    Net realized gain (loss) from
     investment transactions                    (2,144)           (211)        (238)             --         (351)            (65)
                                             ---------       ---------    ---------       ---------    ---------       ---------
Net unrealized appreciation (depreciation)
 of investments:
  Beginning of period                             (404)             --           49              --        1,644              --
  End of period                               (151,335)        (11,414)      (1,235)             (8)     (57,979)         (7,259)
                                             ---------       ---------    ---------       ---------    ---------       ---------
    Change in net unrealized appreciation
      (depreciation) of investments           (150,931)        (11,414)      (1,284)             (8)     (59,623)         (7,259)
                                             ---------       ---------    ---------       ---------    ---------       ---------
    Net increase (decrease) in net assets
      from operations                        $(155,642)      $ (11,756)   $  (1,546)      $      (8)   $ (63,017)      $  (7,491)
                                             =========       =========    =========       =========    =========       =========


                                                                             JANUS ASPEN SERIES
                                                                             ------------------
                                                     AGGRESSIVE                                        CAPITAL APPRECIATION
                                                  GROWTH PORTFOLIO           BALANCED PORTFOLIO         PORTFOLIO (INSTITU-
                                                  (SERVICE SHARES)            (SERVICE SHARES)             TIONAL SHARES)
                                                  ----------------            ----------------             --------------
                                               2002           2001 (6)       2002          2001 (6)      2002         2001
                                               ----           --------       ----          --------      ----         ----
Investment income:
  Dividends and capital gain distributions   $      --       $      --    $     290       $      --    $   6,747    $   5,407
                                             ---------       ---------    ---------       ---------    ---------    ---------
    Total investment income                         --              --          290              --        6,747        5,407
                                             ---------       ---------    ---------       ---------    ---------    ---------
Expenses:
  Mortality and expense risk                     1,352              77          197               9       11,290        3,173
                                             ---------       ---------    ---------       ---------    ---------    ---------
    Total expenses                               1,352              77          197               9       11,290        3,173
                                             ---------       ---------    ---------       ---------    ---------    ---------
    Net investment income (loss)                (1,352)            (77)          93              (9)      (4,543)       2,234
                                             ---------       ---------    ---------       ---------    ---------    ---------
Realized gains (losses) on investments:
  Proceeds from sales                            3,112           1,277        3,172             794       18,377       46,327
  Cost of investments sold                      (5,192)         (1,652)      (3,285)           (836)     (27,194)     (60,285)
                                             ---------       ---------    ---------       ---------    ---------    ---------
    Net realized gain (loss) from
     investment transactions                    (2,080)           (375)        (113)            (42)      (8,817)     (13,958)
                                             ---------       ---------    ---------       ---------    ---------    ---------
Net unrealized appreciation (depreciation)
 of investments:
  Beginning of period                           (2,166)             --           53              --     (106,354)     (12,319)
  End of period                                (69,241)        (13,122)      (3,259)           (360)    (443,576)    (241,471)
                                             ---------       ---------    ---------       ---------    ---------    ---------
    Change in net unrealized appreciation
      (depreciation) of investments            (67,075)        (13,122)      (3,312)           (360)    (337,222)    (229,152)
                                             ---------       ---------    ---------       ---------    ---------    ---------
    Net increase (decrease) in net assets
      from operations                        $ (70,507)      $ (13,574)   $  (3,332)      $    (411)   $(350,582)   $(240,876)
                                             =========       =========    =========       =========    =========    =========

(1)   Formerly named Scudder Variable Life Investment Fund

(2)   Formerly named Kemper Variable Series

(3)   Formerly named PIMCO Low Duration Bond Portfolio

(4)   Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)   For the period beginning May 1, 2001 and ended September 30, 2001


     The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                           PIMCO VARIABLE INSURANCE TRUST
                                                           ------------------------------

                                                       FOREIGN                     LOW
                                                    BOND PORTFOLIO         DURATION PORTFOLIO (3)
                                                    --------------         ----------------------
                                                   2002         2001         2002         2001
                                                   ----         ----         ----         ----
Investment income:
   Dividends and capital gain distributions      $  3,569     $    483     $  6,765     $  3,185
                                                 --------     --------     --------     --------
   Total investment income                          3,569          483        6,765        3,185
                                                 --------     --------     --------     --------
Expenses:
   Mortality and expense risk                         889           74        1,690          367
                                                 --------     --------     --------     --------
   Total expenses                                     889           74        1,690          367
                                                 --------     --------     --------     --------
   Net investment income (loss)                     2,680          409        5,075        2,818
                                                 --------     --------     --------     --------
Realized gains (losses) on investments:
   Proceeds from sales                              5,320        3,863        7,897        2,730
   Cost of investments sold                        (5,353)      (3,882)      (7,918)      (2,729)
                                                 --------     --------     --------     --------
     Net realized gain (loss) from investment
       transactions                                   (33)         (19)         (21)           1
                                                 --------     --------     --------     --------
Net unrealized appreciation (depreciation)
  of investments:
   Beginning of period                                219           (2)        (210)          37
   End of period                                    5,374          262        6,104        2,636
                                                 --------     --------     --------     --------
     Change in net unrealized appreciation
       (depreciation) of investments                5,155          264        6,314        2,599
                                                 --------     --------     --------     --------
     Net increase (decrease) in net assets
       from operations                           $  7,802     $    654     $ 11,368     $  5,418
                                                 ========     ========     ========     ========

                                                           SCUDDER VARIABLE SERIES I (1)
                                                           -----------------------------
                                                                                   GLOBAL
                                                    BOND PORTFOLIO           DISCOVERY PORTFOLIO
                                                   (CLASS A SHARES)            (CLASS A SHARES)
                                                   ----------------            ----------------
                                                   2002         2001         2002           2001 (6)
                                                   ----         ----         ----           --------
Investment income:
   Dividends and capital gain distributions      $  9,632     $  2,082     $     --        $     --
                                                 --------     --------     --------        --------
   Total investment income                          9,632        2,082           --              --
                                                 --------     --------     --------        --------
Expenses:
   Mortality and expense risk                       1,120          440        1,190              60
                                                 --------     --------     --------        --------
   Total expenses                                   1,120          440        1,190              60
                                                 --------     --------     --------        --------
   Net investment income (loss)                     8,512        1,642       (1,190)            (60)
                                                 --------     --------     --------        --------
Realized gains (losses) on investments:
   Proceeds from sales                              3,509        5,805        2,104             881
   Cost of investments sold                        (3,641)      (5,917)      (2,914)         (1,036)
                                                 --------     --------     --------        --------
     Net realized gain (loss) from investment
       transactions                                  (132)        (112)        (810)           (155)
                                                 --------     --------     --------        --------
Net unrealized appreciation (depreciation)
  of investments:
   Beginning of period                              2,248          274        1,304              --
   End of period                                    3,974        2,398      (58,035)         (7,293)
                                                 --------     --------     --------        --------
     Change in net unrealized appreciation
       (depreciation) of investments                1,726        2,124      (59,339)         (7,293)
                                                 --------     --------     --------        --------
     Net increase (decrease) in net assets
       from operations                           $ 10,106     $  3,654     $(61,339)       $ (7,508)
                                                 ========     ========     ========        ========


(1)   Formerly named Scudder Variable Life Investment Fund

(2)   Formerly named Kemper Variable Series

(3)   Formerly named PIMCO Low Duration Bond Portfolio

(4)   Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)   For the period beginning May 1, 2001 and ended September 30, 2001


     The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                           SCUDDER VARIABLE SERIES I, CONTINUED (1)
                                                            ----------------------------------------------------------------------
                                                                  GROWTH AND         INTERNATIONAL PORTFOLIO        MONEY
                                                               INCOME PORTFOLIO          (CLASS A SHARES)       MARKET PORTFOLIO
                                                               ----------------          ----------------       ----------------
                                                               2002         2001         2002        2001       2002        2001
                                                               ----         ----         ----        ----       ----        ----
Investment income:
  Dividends and capital gain distributions                  $   7,669    $  13,483    $   4,724    $ 11,504    $   227    $    456
                                                            ---------    ---------    ---------    --------    -------    --------
    Total investment income                                     7,669       13,483        4,724      11,504        227         456
                                                            ---------    ---------    ---------    --------    -------    --------
Expenses:
  Mortality and expense risk                                    5,605        2,305        4,046         503        134          79
                                                            ---------    ---------    ---------    --------    -------    --------
    Total expenses                                              5,605        2,305        4,046         503        134          79
                                                            ---------    ---------    ---------    --------    -------    --------
    Net investment income (loss)                                2,064       11,178          678      11,001         93         377
                                                            ---------    ---------    ---------    --------    -------    --------

Realized gains (losses) on investments:
  Proceeds from sales                                          12,223       43,529        5,685       6,476      5,555      20,495
  Cost of investments sold                                    (16,933)     (48,984)     (11,332)     (9,160)    (5,555)    (20,495)
                                                            ---------    ---------    ---------    --------    -------    --------
    Net realized gain (loss) from investment
    transactions                                               (4,710)      (5,455)      (5,647)     (2,684)        --          --
                                                            ---------    ---------    ---------    --------    -------    --------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of period                                         (36,391)      (2,388)     (43,234)         13         --          --
  End of period                                              (307,210)    (111,608)    (212,968)    (49,097)        --          --
                                                            ---------    ---------    ---------    --------    -------    --------
    Change in net unrealized appreciation (depreciation)
    of investments                                           (270,819)    (109,220)    (169,734)    (49,110)        --          --
                                                            ---------    ---------    ---------    --------    -------    --------
    Net increase (decrease) in net assets from operations   $(273,465)   $(103,497)   $(174,703)   $(40,793)   $    93    $    377
                                                            =========    =========    =========    ========    =======    ========

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio

(4) Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6) For the period beginning May 1, 2001 and ended September 30, 2001


The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                                      SCUDDER VARIABLE SERIES II (2)
                                                                            -------------------------------------------------
                                                                                    GOVERNMENT                HIGH INCOME
                                                                              SECURITIES PORTFOLIO           PORTFOLIO (4)
                                                                              --------------------           -------------
                                                                                2002         2001          2002         2001
                                                                                ----         ----          ----         ----
Investment income:
  Dividends and capital gain distributions                                  $ 10,652      $ 2,314      $  8,755      $   252
                                                                            --------      -------      --------      -------
    Total investment income                                                   10,652        2,314         8,755          252
                                                                            --------      -------      --------      -------
Expenses:
  Mortality and expense risk                                                   2,279          563           795           39
                                                                            --------      -------      --------      -------
    Total expenses                                                             2,279          563           795           39
                                                                            --------      -------      --------      -------
    Net investment income (loss)                                               8,373        1,751         7,960          213
                                                                            --------      -------      --------      -------

Realized gains (losses) on investments:
  Proceeds from sales                                                         16,564        3,454         6,986          611
  Cost of investments sold                                                   (16,589)      (3,500)       (8,161)        (690)
                                                                            --------      -------      --------      -------
    Net realized gain (loss) from investment transactions                        (25)         (46)       (1,175)         (79)
                                                                            --------      -------      --------      -------
Net unrealized appreciation (depreciation) of investments:
  Beginning of period                                                          5,879          330           324           (3)
  End of period                                                               17,410        5,936       (16,483)      (1,996)
                                                                            --------      -------      --------      -------
    Change in net unrealized appreciation (depreciation) of investments       11,531        5,606       (16,807)      (1,993)
                                                                            --------      -------      --------      -------
    Net increase (decrease) in net assets from operations                   $ 19,879      $ 7,311      $(10,022)     $(1,859)
                                                                            ========      =======      ========      =======

                                                                                          SCUDDER VARIABLE SERIES II (2)
                                                                            ----------------------------------------------------
                                                                                      SMALL                  DREMAN HIGH RETURN
                                                                               CAP GROWTH PORTFOLIO           EQUITY PORTFOLIO
                                                                               --------------------           ----------------
                                                                                2002          2001           2002          2001
                                                                                ----          ----           ----          ----
Investment income:
  Dividends and capital gain distributions                                  $     --      $  4,223      $  17,156      $  3,047
                                                                            --------      --------      ---------      --------
    Total investment income                                                       --         4,223         17,156         3,047
                                                                            --------      --------      ---------      --------
Expenses:
  Mortality and expense risk                                                     568           157         10,575         2,141
                                                                            --------      --------      ---------      --------
    Total expenses                                                               568           157         10,575         2,141
                                                                            --------      --------      ---------      --------
    Net investment income (loss)                                                (568)        4,066          6,581           906
                                                                            --------      --------      ---------      --------

Realized gains (losses) on investments:
  Proceeds from sales                                                          6,527         5,204         47,365        19,800
  Cost of investments sold                                                   (14,213)       (8,603)       (61,474)      (20,269)
                                                                            --------      --------      ---------      --------
    Net realized gain (loss) from investment transactions                     (7,686)       (3,399)       (14,109)         (469)
                                                                            --------      --------      ---------      --------
Net unrealized appreciation (depreciation) of investments:
  Beginning of period                                                         (5,218)       (1,147)        14,045        (7,249)
  End of period                                                              (38,427)      (25,594)      (528,604)      (51,141)
                                                                            --------      --------      ---------      --------
    Change in net unrealized appreciation (depreciation) of investments      (33,209)      (24,447)      (542,649)      (43,892)
                                                                            --------      --------      ---------      --------
    Net increase (decrease) in net assets from operations                   $(41,463)     $(23,780)     $(550,177)     $(43,455)
                                                                            ========      ========      =========      ========

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio

(4) Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6) For the period beginning May 1, 2001 and ended September 30, 2001


The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                                       WM VARIABLE TRUST
                                                               ------------------------------------------------------------------
                                                                       EQUITY                                       SMALL
                                                                    INCOME FUND        MID CAP STOCK FUND       CAP STOCK FUND
                                                                    -----------        ------------------       --------------
                                                                  2002    2001(6)       2002      2001(6)      2002       2001(6)
                                                                  ----    -------       ----      -------      ----       -------
Investment income:
  Dividends and capital gain distributions                     $   454     $ --      $  4,084     $     4    $  9,485    $ 1,091
                                                               -------     ----      --------     -------    --------    -------
    Total investment income                                        454       --         4,084           4       9,485      1,091
                                                               -------     ----      --------     -------    --------    -------
Expenses:
  Mortality and expense risk                                       122        1           945          44         691         32
                                                               -------     ----      --------     -------    --------    -------
    Total expenses                                                 122        1           945          44         691         32
                                                               -------     ----      --------     -------    --------    -------
    Net investment income (loss)                                   332       (1)        3,139         (40)      8,794      1,059
                                                               -------     ----      --------     -------    --------    -------
Realized gains (losses) on investments:
  Proceeds from sales                                            2,468       85         3,294         561       2,492        616
  Cost of investments sold                                      (2,713)     (87)       (3,483)       (580)     (4,706)      (917)
                                                               -------     ----      --------     -------    --------    -------
    Net realized gain (loss) from investment transactions         (245)      (2)         (189)        (19)     (2,214)      (301)
                                                               -------     ----      --------     -------    --------    -------
Net unrealized appreciation (depreciation) of investments:
  Beginning of period                                              332       --         4,427          --       5,436         --
  End of period                                                 (4,816)      40       (29,315)     (3,100)    (81,189)    (9,703)
                                                               -------     ----      --------     -------    --------    -------
    Change in net unrealized appreciation (depreciation) of
    investments                                                 (5,148)      40       (33,742)     (3,100)    (86,625)    (9,703)
                                                               -------     ----      --------     -------    --------    -------
    Net increase (decrease) in net assets from operations      $(5,061)    $ 37      $(30,792)    $(3,159)   $(80,045)   $(8,945)
                                                               =======     ====      ========     =======    ========    =======

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio

(4) Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6) For the period beginning May 1, 2001 and ended September 30, 2001


The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF OPERATIONS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                           WM VARIABLE TRUST - STRATEGIC ASSET MANAGEMENT
                                                                                               PORTFOLIOS
                                                                           -----------------------------------------------
                                                                                  BALANCED                 CONSERVATIVE
                                                                                  PORTFOLIO             BALANCED PORTFOLIO
                                                                                  ---------             ------------------
                                                                            2002(5)         2001       2002(5)        2001
                                                                            -------         ----       -------        ----
Investment income:
  Dividends and capital gain distributions                                  $  --        $   --         $ --         $ --
                                                                            -----        ------         ----         ----
    Total investment income                                                    --            --           --           --
                                                                            -----        ------         ----         ----
Expenses:
  Mortality and expense risk                                                    4            --           --           --
                                                                            -----        ------         ----         ----
    Total expenses                                                              4            --           --           --
                                                                            -----        ------         ----         ----
    Net investment income (loss)                                               (4)           --           --           --
                                                                            -----        ------         ----         ----
Realized gains (losses) on investments:
  Proceeds from sales                                                          --            --           --           --
  Cost of investments sold                                                     --            --           --           --
                                                                            -----        ------         ----         ----
    Net realized gain (loss) from investment transactions                      --            --           --           --
                                                                            -----        ------         ----         ----
Net unrealized appreciation (depreciation) of investments:
  Beginning of period                                                          --            --           --           --
  End of period                                                              (399)           --           --           --
                                                                            -----        ------         ----         ----
    Change in net unrealized appreciation (depreciation) of investments      (399)           --           --           --
                                                                            -----        ------         ----         ----
    Net increase (decrease) in net assets from operations                   $(403)       $   --         $ --         $ --
                                                                            =====        ======         ====         ====

                                                                            WM VARIABLE TRUST - STRATEGIC ASSET MANAGEMENT
                                                                                               PORTFOLIOS
                                                                            ----------------------------------------------
                                                                                CONSERVATIVE                FLEXIBLE
                                                                              GROWTH PORTFOLIO         INCOME PORTFOLIO
                                                                              ----------------         ----------------
                                                                             2002(5)       2001       2002(5)       2001
                                                                             -------       ----       -------       ----
Investment income:
  Dividends and capital gain distributions                                   $  --        $ --         $ --         $ --
                                                                            ------        ----        -----         ----
    Total investment income                                                     --          --           --           --
                                                                            ------        ----        -----         ----
Expenses:
  Mortality and expense risk                                                     2          --            1           --
                                                                            ------        ----        -----         ----
    Total expenses                                                               2          --            1           --
                                                                            ------        ----        -----         ----
    Net investment income (loss)                                                (2)         --           (1)          --
                                                                            ------        ----        -----         ----
Realized gains (losses) on investments:
  Proceeds from sales                                                           76          --           22           --
  Cost of investments sold                                                     (77)         --          (22)          --
                                                                            ------        ----        -----         ----
    Net realized gain (loss) from investment transactions                       (1)         --           --           --
                                                                            ------        ----        -----         ----
Net unrealized appreciation (depreciation) of investments:
  Beginning of period                                                           --          --           --           --
  End of period                                                               (164)         --          (41)          --
                                                                            ------        ----        -----         ----
    Change in net unrealized appreciation (depreciation) of investments       (164)         --          (41)          --
                                                                            ------        ----        -----         ----
    Net increase (decrease) in net assets from operations                   $ (167)       $ --        $ (42)        $ --
                                                                            ======        ====        =====         ====


                                                                            -------------------
                                                                                  STRATEGIC
                                                                              GROWTH PORTFOLIO                  TOTALS
                                                                              ----------------                  ------
                                                                              2002(5)      2001           2002            2001
                                                                              -------      ----           ----            ----
Investment income:
  Dividends and capital gain distributions                                    $  --       $  --      $    98,960        $ 47,789
                                                                            -------        ----      -----------       ---------
    Total investment income                                                      --          --           98,960          47,789
                                                                            -------        ----      -----------       ---------
Expenses:
  Mortality and expense risk                                                      2          --           59,182          10,899
                                                                            -------        ----      -----------       ---------
    Total expenses                                                                2          --           59,182          10,899
                                                                            -------        ----      -----------       ---------
    Net investment income (loss)                                                 (2)         --           39,778          36,890
                                                                            -------        ----      -----------       ---------
Realized gains (losses) on investments:
  Proceeds from sales                                                            35          --          201,228         178,953
  Cost of investments sold                                                      (38)         --         (259,316)       (207,382)
                                                                            -------        ----      -----------       ---------
    Net realized gain (loss) from investment transactions                        (3)         --          (58,088)        (28,429)
                                                                            -------        ----      -----------       ---------
Net unrealized appreciation (depreciation) of investments:
  Beginning of period                                                            --          --         (148,158)        (22,459)
  End of period                                                                (182)         --       (2,494,531)       (569,071)
                                                                            -------        ----      -----------       ---------
    Change in net unrealized appreciation (depreciation) of investments        (182)         --       (2,346,373)       (546,612)
                                                                            -------        ----      -----------       ---------
    Net increase (decrease) in net assets from operations                   $  (187)       $ --      $(2,364,683)      $(538,151)
                                                                            =======        ====      ===========       =========

(1) Formerly named Scudder Variable Life Investment Fund

(2) Formerly named Kemper Variable Series

(3) Formerly named PIMCO Low Duration Bond Portfolio

(4) Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6) For the period beginning May 1, 2001 and ended September 30, 2001


The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                                                                    DREYFUS
                                           CALVERT                                                            SOCIALLY RESPONSIBLE
                                     VARIABLE SERIES, INC.          DREYFUS VARIABLE INVESTMENT FUND           GROWTH FUND, INC.
                                     ---------------------     -----------------------------------------     ---------------------
                                       SOCIAL SMALL CAP             QUALITY              SMALL CAP             SOCIALLY RESPONSIBLE
                                       GROWTH PORTFOLIO           BOND PORTFOLIO         PORTFOLIO                GROWTH FUND
                                     ---------------------     ------------------   --------------------     ---------------------
                                       2002        2001(?)      2002      2001(?)     2002        2001(?)     2002          2001(?)
                                     -------      --------     -------   --------   --------     -------     -------       -------
Increase (decrease) in net assets:
  From operations:
    Net investment income (loss)    $   (32)       $   (1)     $  3,258   $  169    $ (1,458)    $   (79)    $  (45)        $   (3)
    Net realized gain (loss)
      from  investment
      transactions                     (511)           (3)         (370)      (2)       (583)       (131)      (414)            (5)
    Change in net
      unrealized appreciation
      (depreciation) of
      investments                    (1,427)          (81)        3,468     (446)    (72,395)     (6,853)    (2,336)          (249)
                                    --------       -------     --------   ------    --------     --------    -------        --------
    Net increase (decrease)
      in net assets resulting
      from operations                (1,970)          (85)        6,356     (279)    (74,436)     (7,063)    (2,795)          (257)
                                    --------       -------     --------   ------    --------     -------     ------         ------
  From contract transactions:
    Payments received from
      contract owners                 5,059           264       119,183   10,328     260,198      19,591      4,794            333
    Transfers for contract
      benefits and
      terminations                     (118)            -        (8,932)      (1)     (5,337)         (7)      (156)             -
    Contract maintenance
      charges                        (1,706)          (99)      (46,237)  (4,117)    (92,950)     (7,167)    (1,703)          (107)
    Transfers between
      subaccounts
      (including fixed
      account), net                   1,205         2,164        23,377   27,899      82,655      44,854      2,733          3,579
                                    -------        ------      --------   ------    --------     -------     -------        ------
    Net increase in net
      assets from contract
      transactions                    4,440         2,329        87,391   34,109     244,566      57,271      5,668          3,805
                                    -------        ------      --------   ------    --------     -------     -------        ------
    Total increase in net
      assets                          2,470         2,244        93,747   33,830     170,130      50,208      2,873          3,548

Net assets at beginning
  of period                           3,149             -        70,652        -     122,518           -      4,485              -
                                    -------        ------      --------   ------    --------     -------     -------        ------
Net assets at end of
  period                            $ 5,619        $2,244      $164,399  $33,830    $292,648     $50,208     $7,358         $3,548
                                    =======        ======      ========   ======    ========     =======     =======        ======
Analysis of increase
  (decrease) in units
  outstanding:
  Units sold                            612           248         9,520    3,401      27,060       6,166      1,052            464
  Units redeemed                       (196)           (1)       (1,119)     (50)       (200)       (120)      (282)            (5)
                                    -------        ------      --------   ------    --------     -------     -------        ------
    Increase (decrease) in
      units outstanding                 416           247         8,401    3,351      26,860       6,046        770            459


Beginning units                         292             -         6,903        -      12,626           -        530              -
                                    -------        ------      --------   ------    --------     -------     -------        ------
Ending units                            708           247        15,304    3,351      39,486       6,046      1,300            459
                                    =======        ======      ========   ======    ========     =======     =======        ======


(1)  Formerly named Scudder Variable Life Investment Fund
(2)  Formerly named Kemper Variable Series
(3)  Formerly named PIMCO Low Duration Bond Portfolio
(4)  Formerly named Scudder High Yield Portfolio
(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)
(6)  For the period beginning May 1, 2001 and ended September 30, 2001

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)





                                                              FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS VIP
                                              ---------------------------------------------------------------------------
                                                 GROWTH PORTFOLIO        INDEX 500 PORTFOLIO         MID CAP PORTFOLIO
                                              ---------------------     ----------------------     ----------------------
                                                   2002    2001(6)          2002       2001(6)        2002        2001(6)
                                              ----------  ---------     ----------   ---------     ---------     --------
Increase (decrease)in net assets:

  From operations:
    Net investment income (loss)              $  (2,819)   $  (162)     $   $288     $   (137)     $   (292)     $   (48)
    Net realized gain (loss) from
     investment transactions                     (2,384)      (364)       (1,862)        (213)         (210)         (25)
    Change in net unrealized appreciation
     (depreciation) of investments             (225,140)    (20,631)     (154,229)    (10,947)      (24,208)      (1,521)
                                              ----------  ---------     ----------   ---------     ---------     --------

    Net increase (decrease) in net assets
     resulting from operations                 (230,343)    (21,157)     (155,803)    (11,297)      (24,710)      (1,594)
                                              ----------  ---------     ----------   ---------     ---------     --------

  From contract transactions:
    Payments received from contract owners      611,793      45,172       491,476      35,296       161,668       12,786
    Transfers for contract benefits
     and terminations                           (12,705)        (13)      (11,704)        (10)       (2,914)          (4)
    Contract maintenance charges               (213,035)    (16,088)     (173,538)    (12,884)      (55,182)      (4,322)
    Transfers between subcontracts
     (including fixed account), net             242,507     101,451       183,180      80,459        61,165       24,447
                                              ----------  ---------     ----------   ---------     ---------     --------

    Net increase in net assets from
     contract transactions                      628,560     130,522       489,414     102,861       164,737       32,907
                                              ----------  ---------     ----------   ---------     ---------     --------

    Total increase in net assets                398,217     109,365       333,611      91,564       140,027       31,313

Net assets at beginning of period               260,024        -          210,224        -           65,630         -
                                              ----------  ---------     ----------   ---------     ---------     --------

Net assets at end of period                   $ 658,241    $109,365     $ 543,835    $ 91,564      $205,657      $31,313
                                              ==========  =========     ==========   =========     =========     ========

Analysis of increase (decrease) in
 units outstanding:
  Units sold                                     85,718      14,666        60,842      11,190        16,417        3,368
  Units redeemed                                   (622)       (265)         (671)       (208)         (139)         (63)
                                              ----------  ---------     ----------   ---------     ---------     --------

    Increase (decrease) in units
     outstanding                                 85,096      14,401        60,171      10,982        16,278        3,305

Beginning units                                  29,379        -           22,847        -            6,332         -
                                              ----------  ---------     ----------   ---------     ---------     --------

Ending units                                    114,475      14,401        83,018      10,982        22,610        3,305
                                              ==========  =========     ==========   =========     =========     ========


(1) Formerly named Scudder Variable Live Investment Fund
(2) Formerly named Kemper Variable Series
(3) Formerly named PIMCO Low Duration Bond Portfolio
(4) Formerly named Scudder High Yield Portfolio
(5) For the period beginning September 3, 2002 and ended
    September 30, 2002 (Note 1)
(6) For the period beginning May 1, 2001 and ended September 30, 2001

     The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                          FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
                                                                   -----------------------------------------------------------------
                                                                                               GLOBAL ASSET      DEVELOPING MARKETS
                                                                       SMALL CAP FUND         ALLOCATION FUND      SECURITIES FUND
                                                                   -----------------------   ------------------  -------------------
                                                                      2002        2001 (6)     2002    2001 (6)    2002       2001
                                                                   ----------     --------   --------  --------  ---------  --------
Increase (decrease) in net assets:
 From operations:
  Net investment income (loss)                                     $    (421)     $    (24)  $    51     $ --    $    170   $     6
  Net realized gain (loss) from investment transactions                 (404)         (111)      (87)      --        (520)     (185)
  Change in net unrealized appreciation (depreciation) of
    investments                                                      (54,214)       (4,677)     (743)      --      (1,570)   (1,767)
                                                                   ---------      --------   -------     ----    --------   -------
  Net increase (decrease) in net assets resulting from operations    (55,039)       (4,812)     (779)      --      (1,920)   (1,946)
                                                                   ---------      --------   -------     ----    --------   -------
 From contract transactions:
  Payments received from contract owners                             134,184        10,159     5,861       33      13,609     6,533
  Transfers for contract benefits and terminations                    (2,416)           (3)     (117)      --      (4,398)      (60)
  Contract maintenance charges                                       (46,776)       (3,636)   (2,225)      (6)     (4,671)   (2,506)
  Transfers between subaccounts (including fixed account), net        47,257        24,361     1,783       42          15     5,487
                                                                   ---------      --------   -------     ----    --------   -------
  Net increase in net assets from contract transactions              132,249        30,881     5,302       69       4,555     9,454
                                                                   ---------      --------   -------     ----    --------   -------
  Total increase in net assets                                        77,210        26,069     4,523       69       2,635     7,508

Net assets at beginning of period                                     61,822            --     1,435       --      12,858     1,821
                                                                   ---------      --------   -------     ----    --------   -------
Net assets at end of period                                        $ 139,032      $ 26,069   $ 5,958     $ 69    $ 15,493   $ 9,329
                                                                   =========      ========   =======     ====    ========   =======
Analysis of increase (decrease) in units outstanding:
 Units sold                                                           17,117         3,482       722        8       1,716     2,144
 Units redeemed                                                         (113)          (62)     (150)      --      (1,069)     (746)
                                                                   ---------      --------   -------     ----    --------   -------
  Increase (decrease) in units outstanding                            17,004         3,420       573        8         647     1,398
Beginning units                                                        6,564            --       156       --       2,029       119
                                                                   ---------      --------   -------     ----    --------   -------
Ending units                                                          23,568         3,420       728        8       2,676     1,517
                                                                   =========      ========   =======     ====    ========   =======

(1)   Formerly named Scudder Variable Life Investment Fund

(2)   Formerly named Kemper Variable Series

(3)   Formerly named PIMCO Low Duration Bond Portfolio

(4)   Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)   For the period beginning May 1, 2001 and ended September 30, 2001

              The accompanying notes are an integral part of these
                         interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                                GOLDMAN SACHS VARIABLE INSURANCE TRUST
                                                                   -----------------------------------------------------------------
                                                                          CAPITAL             CORE SMALL
                                                                        GROWTH FUND         CAP EQUITY FUND      MID CAP VALUE FUND
                                                                   ---------------------  ------------------  ----------------------
                                                                      2002     2001 (6)     2002    2001 (6)     2002      2001 (6)
                                                                   ----------  ---------  --------  --------  ----------  ----------
Increase (decrease) in net assets:
  From operations:
    Net investment income (loss)                                   $  (2,567)  $   (131)  $   (24)   $ --     $  (3,043)  $    (167)
    Net realized gain (loss) from investment transactions             (2,144)      (211)     (238)     --          (351)        (65)
    Change in net unrealized appreciation (depreciation) of
      investments                                                   (150,931)   (11,414)   (1,284)     (8)      (59,623)     (7,259)
                                                                   ---------   --------   -------    ----     ---------   ---------
    Net increase (decrease) in net assets resulting from
      operations                                                    (155,642)   (11,756)   (1,546)     (8)      (63,017)     (7,491)
                                                                   ---------   --------   -------    ----     ---------   ---------
  From contract transactions:
    Payments received from contract owners                           494,262     33,809     5,994      62       481,529      40,417
    Transfers for contract benefits and terminations                 (11,522)       (10)      (67)     --       (11,830)        (15)
    Contract maintenance charges                                    (172,744)   (12,277)   (1,652)    (21)     (183,033)    (14,598)
    Transfers between subaccounts (including fixed account), net     202,322     78,348     3,112      24       136,348      88,313
                                                                   ---------   --------   -------    ----     ---------   ---------
    Net increase in net assets from contract transactions            512,318     99,870     7,387      65       423,014     114,117
                                                                   ---------   --------   -------    ----     ---------   ---------
    Total increase in net assets                                     356,676     88,114     5,841      57       359,997     106,626
Net assets at beginning of period                                    197,405         --       665      --       243,622          --
                                                                   ---------   --------   -------    ----     ---------   ---------
Net assets at end of period                                        $ 554,081   $ 88,114   $ 6,506    $ 57     $ 603,619   $ 106,626
                                                                   =========   ========   =======    ====     =========   =========
Analysis of increase (decrease) in units outstanding:
  Units sold                                                          67,371     10,994       813       7        39,291      11,492
  Units redeemed                                                        (683)      (199)      (94)     --          (325)       (224)
                                                                   ---------   --------   -------    ----     ---------   ---------
    Increase (decrease) in units outstanding                          66,688     10,795       719       7        38,966      11,268

Beginning units                                                       21,988         --        65      --        22,816          --
                                                                   ---------   --------   -------    ----     ---------   ---------
Ending units                                                          88,676     10,795       784       7        61,782      11,268
                                                                   =========   ========   =======    ====     =========   =========

(1)   Formerly named Scudder Variable Life Investment Fund

(2)   Formerly named Kemper Variable Series

(3)   Formerly named PIMCO Low Duration Bond Portfolio

(4)   Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)   For the period beginning May 1, 2001 and ended September 30, 2001

              The accompanying notes are an integral part of these
                          interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                                JANUS ASPEN SERIES
                                                                                ------------------
                                                      AGGRESSIVE                                                   CAPITAL
                                                   GROWTH PORTFOLIO              BALANCED PORTFOLIO         APPRECIATION PORTFOLIO
                                                   (SERVICE SHARES)               (SERVICE SHARES)          (INSTITUTIONAL SHARES)
                                                   ----------------               ----------------          ----------------------
                                                 2002           2001 (6)       2002           2001 (6)        2002           2001
                                                 ----           --------       ----           --------        ----           ----
Increase (decrease) in net assets:
  From operations:
    Net investment income (loss)             $   (1,352)      $      (77)   $       93       $       (9)   $   (4,543)   $    2,234
    Net realized gain (loss) from
      investment transactions                    (2,080)            (375)         (113)             (42)       (8,817)      (13,958)
    Change in net unrealized
      appreciation (depreciation)
      of investments                            (67,075)         (13,122)       (3,312)            (360)     (337,222)     (229,152)
                                             ----------       ----------    ----------       ----------    ----------    ----------
    Net increase (decrease) in net
      assets resulting from operations          (70,507)         (13,574)       (3,332)            (411)     (350,582)     (240,876)
                                             ----------       ----------    ----------       ----------    ----------    ----------
  From contract transactions:
    Payments received from contract owners      238,612           22,596        35,662            1,197     1,438,612       865,182
    Transfers for contract benefits and
      terminations                               (4,639)              (6)         (100)              --       (56,701)       (2,973)
    Contract maintenance charges                (83,121)          (8,096)      (12,016)            (796)     (559,147)     (308,997)
    Transfers between subaccounts
      (including fixed account), net             28,492           59,200        16,699            9,662       156,906       387,809
                                             ----------       ----------    ----------       ----------    ----------    ----------
    Net increase in net assets from
      contract transactions                     179,344           73,694        40,245           10,063       979,670       941,021
                                             ----------       ----------    ----------       ----------    ----------    ----------
    Total increase in net assets                108,837           60,120        36,913            9,652       629,088       700,145

Net assets at beginning of period               135,706               --        13,955               --     1,311,201       213,501
                                             ----------       ----------    ----------       ----------    ----------    ----------
Net assets at end of period                  $  244,543       $   60,120    $   50,868       $    9,652    $1,940,289    $  913,646
                                             ==========       ==========    ==========       ==========    ==========    ==========

Analysis of increase (decrease) in units
 outstanding:
  Units sold                                     28,247            8,966         4,677            1,127       201,980       166,537
  Units redeemed                                   (483)            (155)         (333)             (85)       (3,671)       (7,468)
                                             ----------       ----------    ----------       ----------    ----------    ----------
    Increase (decrease) in units
      outstanding                                27,764            8,811         4,344            1,042       198,309       159,069

Beginning units                                  17,554               --         1,440               --       246,062        27,960
                                             ----------       ----------    ----------       ----------    ----------    ----------
Ending units                                     45,318            8,811         5,784            1,042       444,371       187,029
                                             ==========       ==========    ==========       ==========    ==========    ==========

(1)   Formerly named Scudder Variable Life Investment Fund

(2)   Formerly named Kemper Variable Series

(3)   Formerly named PIMCO Low Duration Bond Portfolio

(4)   Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)   For the period beginning May 1, 2001 and ended September 30, 2001


     The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                           PIMCO VARIABLE INSURANCE TRUST
                                                           ------------------------------

                                                         FOREIGN                      LOW
                                                      BOND PORTFOLIO         DURATION PORTFOLIO (3)
                                                      --------------         ----------------------
                                                   2002          2001          2002          2001
                                                   ----          ----          ----          ----
Increase (decrease) in net assets:
  From operations:
    Net investment income (loss)                $   2,680     $     409     $   5,075     $   2,818
    Net realized gain (loss) from
     investment transactions                          (33)          (19)          (21)            1
    Change in net unrealized appreciation
     (depreciation) of investments                  5,155           264         6,314         2,599
                                                ---------     ---------     ---------     ---------
    Net increase (decrease) in net assets
     resulting from operations                      7,802           654        11,368         5,418
                                                ---------     ---------     ---------     ---------
  From contract transactions:
    Payments received from contract owners        139,843        17,295       217,827        81,087
    Transfers for contract benefits and
     terminations                                  (6,517)          (41)      (13,159)         (548)
    Contract maintenance charges                  (51,636)       (5,569)      (88,383)      (27,431)
    Transfers between subaccounts (including
     fixed account), net                           45,594        25,715        63,220        48,549
                                                ---------     ---------     ---------     ---------
    Net increase in net assets from contract
     transactions                                 127,284        37,400       179,505       101,657
                                                ---------     ---------     ---------     ---------
    Total increase in net assets                  135,086        38,054       190,873       107,075

Net assets at beginning of period                  67,588         1,500       160,295        12,419
                                                ---------     ---------     ---------     ---------
Net assets at end of period                     $ 202,674     $  39,554     $ 351,168     $ 119,494
                                                =========     =========     =========     =========
Analysis of increase (decrease) in units
 outstanding:

  Units sold                                       11,527         3,758        16,197         9,524
  Units redeemed                                     (448)         (355)         (647)         (250)
                                                ---------     ---------     ---------     ---------
    Increase (decrease) in units outstanding       11,079         3,403        15,550         9,274

Beginning units                                     5,994            47        14,216           888
                                                ---------     ---------     ---------     ---------
Ending units                                       17,073         3,450        29,766        10,162
                                                =========     =========     =========     =========

                                                             SCUDDER VARIABLE SERIES I (1)
                                                             -----------------------------
                                                                                     GLOBAL
                                                     BOND PORTFOLIO            DISCOVERY PORTFOLIO
                                                    (CLASS A SHARES)             (CLASS A SHARES)
                                                    ----------------             ----------------
                                                   2002          2001          2002           2001 (6)
                                                   ----          ----          ----           --------
Increase (decrease) in net assets:
  From operations:
    Net investment income (loss)                $   8,512     $   1,642     $  (1,190)       $     (60)
    Net realized gain (loss) from
     investment transactions                         (132)         (112)         (810)            (155)
    Change in net unrealized appreciation
     (depreciation) of investments                  1,726         2,124       (59,339)          (7,293)
                                                ---------     ---------     ---------        ---------
    Net increase (decrease) in net assets
     resulting from operations                     10,106         3,654       (61,339)          (7,508)
                                                ---------     ---------     ---------        ---------
  From contract transactions:
    Payments received from contract owners        120,513        90,979       220,471           16,043
    Transfers for contract benefits and
     terminations                                  (4,475)         (528)       (4,966)              (5)
    Contract maintenance charges                  (50,812)      (29,066)      (78,939)          (5,737)
    Transfers between subaccounts (including
     fixed account), net                           30,524        35,213        87,028           37,500
                                                ---------     ---------     ---------        ---------
    Net increase in net assets from contract
     transactions                                  95,750        96,598       223,594           47,801
                                                ---------     ---------     ---------        ---------
    Total increase in net assets                  105,856       100,252       162,255           40,293

Net assets at beginning of period                 120,389        15,526        93,029               --
                                                ---------     ---------     ---------        ---------
Net assets at end of period                     $ 226,245     $ 115,778     $ 255,284        $  40,293
                                                =========     =========     =========        =========
Analysis of increase (decrease) in units
 outstanding:

  Units sold                                        8,607         9,243        29,558            5,553
  Units redeemed                                     (289)         (518)         (271)            (100)
                                                ---------     ---------     ---------        ---------
    Increase (decrease) in units outstanding        8,318         8,725        29,287            5,453

Beginning units                                    10,624         1,159        10,994               --
                                                ---------     ---------     ---------        ---------
Ending units                                       18,942         9,884        40,281            5,453
                                                =========     =========     =========        =========

(1)   Formerly named Scudder Variable Life Investment Fund

(2)   Formerly named Kemper Variable Series

(3)   Formerly named PIMCO Low Duration Bond Portfolio

(4)   Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)   For the period beginning May 1, 2001 and ended September 30, 2001


     The accompanying notes are an integral part of these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                            SCUDDER VARIABLE SERIES I, CONTINUED (1)
                                               --------------------------------------------------------------------------
                                                     GROWTH AND         INTERNATIONAL PORTFOLIO            MONEY
                                                  INCOME PORTFOLIO         (CLASS A SHARES)          MARKET PORTFOLIO
                                               ----------------------   -----------------------    ----------------------
                                                 2002         2001         2002         2001         2002         2001
                                               ---------    ---------   ----------    ---------    ---------    ---------
Increase (decrease) in net assets:
   From operations:
      Net investment income (loss)             $   2,064    $  11,178    $     678    $  11,001    $      93    $     377
      Net realized gain (loss) from
       investment transactions                    (4,710)      (5,455)      (5,647)      (2,684)          --           --
      Change in net unrealized appreciation
       (depreciation) of investments            (270,819)    (109,220)    (169,734)     (49,110)          --           --
                                               ---------    ---------    ---------    ---------    ---------    ---------

      Net increase (decrease) in net assets
       resulting from operations                (273,465)    (103,497)    (174,703)     (40,793)          93          377
                                               ---------    ---------    ---------    ---------    ---------    ---------

   From contract transactions:
      Payments received from contract owners     589,704      576,915      667,024      138,713       26,241        6,780
      Transfers for contract benefits and
       terminations                              (30,345)      (2,312)     (17,946)        (386)        (614)        (173)
      Contract maintenance charges              (237,761)    (208,001)    (243,509)     (50,393)      (9,944)      (3,560)
      Transfers between subaccounts
       (including fixed account), net             (5,780)     178,180      167,961      131,711        4,690        5,238
                                               ---------    ---------    ---------    ---------    ---------    ---------

      Net increase in net assets from
       contract transactions                     315,818      544,782      573,530      219,645       20,373        8,285
                                               ---------    ---------    ---------    ---------    ---------    ---------

      Total increase in net assets                42,353      441,285      398,827      178,852       20,466        8,662

Net assets at beginning of period                761,946      158,272      355,652       27,248       13,596        1,912
                                               ---------    ---------    ---------    ---------    ---------    ---------

Net assets at end of period                    $ 804,299    $ 599,557    $ 754,479    $ 206,100    $  34,062    $  10,574
                                               =========    =========    =========    =========    =========    =========

Analysis of increase (decrease) in units outstanding:

   Units sold                                     43,900       67,358      115,584       35,700        2,407        2,744
   Units redeemed                                 (1,628)      (4,830)      (1,112)        (980)        (513)      (1,940)
                                               ---------    ---------    ---------    ---------    ---------    ---------

      Increase (decrease) in units
       outstanding                                42,272       62,528      114,472       34,720        1,894          804

Beginning units                                   91,915       14,581       65,699        2,994        1,268           88
                                               ---------    ---------    ---------    ---------    ---------    ---------

Ending units                                     134,187       77,109      180,171       37,714        3,162          892
                                               =========    =========    =========    =========    =========    =========


(1) Formerly named Scudder Variable Life Investment Fund
(2) Form erly named Kem per Variable Series
(3) Formerly named PIMCO Low Duration Bond Portfolio
(4) Formerly named Scudder High Yield Portfolio
(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)
(6) For the period beginning May 1, 2001 and ended September 30, 2001

              The accompanying notes are an integral part of these
                         interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)


                                                                      SCUDDER VARIABLE SERIES II  (2)
                                             ----------------------------------------------------------------------------------
                                                  GOVERNMENT          HIGH INCOME         SMALL CAP        DREMAN HIGH RETURN
                                             SECURITIES PORTFOLIO      PORTFOLIO      GROWTH PORTFOLIO      EQUITY PORTFOLIO
                                             -------------------- -----------------  ------------------  ----------------------
                                                2002      2001      2002      2001     2002      2001        2002       2001
                                             ---------  --------  --------  -------  --------  --------  -----------  ---------
Increase (decrease) in net assets:
   From operations:
      Net investment income (loss)           $   8,373  $  1,751  $  7,960  $   213  $   (568) $  4,066  $     6,581  $     906
      Net realized gain (loss) from
       investment transactions                     (25)      (46)   (1,175)     (79)   (7,686)   (3,399)     (14,109)      (469)
      Change in net unrealized appreciation
       (depreciation) of investments            11,531     5,606   (16,807)  (1,993)  (33,209)  (24,447)    (542,649)   (43,892)
                                             ---------  --------  --------  -------  --------  --------  -----------  ---------

      Net increase (decrease) in net assets
       resulting from operations                19,879     7,311   (10,022)  (1,859)  (41,463)  (23,780)    (550,177)   (43,455)
                                             ---------  --------  --------  -------  --------  --------  -----------  ---------

   From contract transactions:
      Payments received from contract owners   280,355   123,679   132,988   12,409    64,725    64,311    1,563,044    488,420
      Transfers for contract benefits and
       terminations                            (16,727)     (622)   (6,250)     (83)   (5,429)     (103)     (48,612)    (1,916)
      Contract maintenance charges            (115,889)  (41,218)  (49,775)  (5,188)  (25,097)  (23,211)    (583,084)  (183,400)
      Transfers between subaccounts
       (including fixed account), net           59,917    81,830    50,258   23,851    (1,021)   26,808      378,073    321,743
                                             ---------  --------  --------  -------  --------  --------  -----------  ---------

      Net increase in net assets from
       contract transactions                   207,656   163,669   127,221   30,989    33,178    67,805    1,309,421    624,847
                                             ---------  --------  --------  -------  --------  --------  -----------  ---------

      Total increase in net assets             227,535   170,980   117,199   29,130    (8,285)   44,025      759,244    581,392

Net assets at beginning of period              228,643    18,534    60,631    1,435    85,110    14,176    1,049,639    117,541
                                             ---------  --------  --------  -------  --------  --------  -----------  ---------

Net assets at end of period                  $ 456,178  $189,514  $177,830  $30,565  $ 76,825  $ 58,201  $ 1,808,883  $ 698,933
                                             =========  ========  ========  =======  ========  ========  ===========  =========

Analysis of increase (decrease) in units outstanding:

   Units sold                                   18,788    13,209    14,666    3,324    10,794    14,388      106,136     46,208
   Units redeemed                               (1,323)     (309)     (776)     (65)   (2,077)     (975)      (4,117)    (1,511)
                                             ---------  --------  --------  -------  --------  --------  -----------  ---------

      Increase (decrease) in units
       outstanding                              17,465    12,900    13,890    3,259     8,717    13,413      102,019     44,697

Beginning units                                 19,761     1,438     6,532       48    18,580     2,053       76,910      7,812
                                             ---------  --------  --------  -------  --------  --------  -----------  ---------

Ending units                                    37,226    14,338    20,422    3,307    27,297    15,466      178,929     52,509
                                             =========  ========  ========  =======  ========  ========  ===========  =========

(1) Formerly named Scudder Variable Life Investment Fund
(2) Formerly named Kemper Variable Series
(3) Formerly named PIMCO Low Duration Bond Portfolio
(4) Formerly named Scudder High Yield Portfolio
(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)
(6) For the period beginning May 1, 2001 and ended September 30, 2001

              The accompanying notes are an integral part of these
                         interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)


                                                                             WM VARIABLE TRUST
                                                 --------------------------------------------------------------------------
                                                         EQUITY                    MID CAP                 SMALL CAP
                                                       INCOME FUND               STOCK FUND                STOCK FUND
                                                 ----------------------    ----------------------    ----------------------
                                                    2002       2001 (6)       2002       2001 (6)       2002       2001 (6)
                                                 ---------    ---------    ---------    ---------    ---------    ---------
Increase (decrease) in net assets:
   From operations:
      Net investment income (loss)               $     332    $      (1)   $   3,139    $     (40)   $   8,794    $   1,059
      Net realized gain (loss) from investment
       transactions                                   (245)          (2)        (189)         (19)      (2,214)        (301)
      Change in net unrealized appreciation
       (depreciation) of investments                (5,148)          40      (33,742)      (3,100)     (86,625)      (9,703)
                                                 ---------    ---------    ---------    ---------    ---------    ---------

      Net increase (decrease) in net assets
       resulting from operations                    (5,061)          37      (30,792)      (3,159)     (80,045)      (8,945)
                                                 ---------    ---------    ---------    ---------    ---------    ---------

   From contract transactions:
      Payments received from contract owners        25,435          321      164,172       10,796      139,969       10,272
      Transfers for contract benefits and
       terminations                                   (467)          --       (2,977)          (4)      (2,034)          (3)
      Contract maintenance charges                  (9,498)        (123)     (59,462)      (3,889)     (46,406)      (3,537)
      Transfers between subaccounts
       (including fixed account), net                8,447        1,877       44,960       26,181       55,146       26,343
                                                 ---------    ---------    ---------    ---------    ---------    ---------

      Net increase in net assets from
       contract transactions                        23,917        2,075      146,693       33,084      146,675       33,075
                                                 ---------    ---------    ---------    ---------    ---------    ---------

      Total increase in net assets                  18,856        2,112      115,901       29,925       66,630       24,130

Net assets at beginning of period                    9,272           --       76,228           --       70,061           --
                                                 ---------    ---------    ---------    ---------    ---------    ---------

Net assets at end of period                      $  28,128    $   2,112    $ 192,129    $  29,925    $ 136,691    $  24,130
                                                 =========    =========    =========    =========    =========    =========

Analysis of increase (decrease) in units outstanding:

   Units sold                                        2,740          224       14,855        3,283       23,787        3,565
   Units redeemed                                     (249)          (8)        (307)         (54)        (330)         (65)
                                                 ---------    ---------    ---------    ---------    ---------    ---------

      Increase (decrease) in units outstanding       2,491          216       14,548        3,229       23,457        3,500

Beginning units                                        902           --        7,209           --        7,266           --
                                                 ---------    ---------    ---------    ---------    ---------    ---------

Ending units                                         3,393          216       21,757        3,229       30,723        3,500
                                                 =========    =========    =========    =========    =========    =========

(1) Formerly named Scudder Variable Life Investment Fund
(2) Formerly named Kemper Variable Series
(3) Formerly named PIMCO Low Duration Bond Portfolio
(4) Formerly named Scudder High Yield Portfolio
(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)
(6) For the period beginning May 1, 2001 and ended September 30, 2001

              The accompanying notes are an integral part of these
                         interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                       WM VARIABLE TRUST - STRATEGIC ASSET MANAGEMENT PORTFOLIOS
                                                                      -------------------------------------------------------------

                                                                          BALANCED             CONSERVATIVE         CONSERVATIVE
                                                                          PORTFOLIO         BALANCED PORTFOLIO    GROWTH PORTFOLIO
                                                                      ------------------    ------------------    ------------------
                                                                      2002(5)     2001      2002(5)     2001      2002(5)     2001
                                                                      -------    -------    -------    -------    -------    -------
Increase (decrease) in net assets:
  From operations:
    Net investment income (loss)                                      $    (4)   $   --     $   --     $   --     $    (2)   $   --
    Net realized gain (loss) from investment transactions                  --        --         --         --          (1)       --
    Change in net unrealized appreciation (depreciation) of
      investments                                                        (399)       --         --         --        (164)       --
                                                                      -------    -------    -------    -------    -------    -------

    Net increase (decrease) in net assets resulting from operations      (403)       --         --         --        (167)       --
                                                                      -------    -------    -------    -------    -------    -------

  From contract transactions:
    Payments received from contract owners                                 50        --         --         --         203        --
    Transfers for contract benefits and terminations                       --        --         --         --          --        --
    Contract maintenance charges                                          (21)       --         --         --         (83)       --
    Transfers between subaccounts (including fixed account), net        9,691        --         --         --       5,865        --
                                                                      -------    -------    -------    -------    -------    -------

    Net increase in net assets from contract transactions               9,720        --         --         --       5,985        --
                                                                      -------    -------    -------    -------    -------    -------

    Total increase in net assets                                        9,317        --         --         --       5,818        --

Net assets at beginning of period                                          --        --         --         --          --        --
                                                                      -------    -------    -------    -------    -------    -------

Net assets at end of period                                           $ 9,317    $   --     $   --     $   --     $ 5,818    $   --
                                                                      =======    =======    =======    =======    =======    =======


Analysis of increase (decrease) in units outstanding:
  Units sold                                                              979        --         --         --         633        --
  Units redeemed                                                           --        --         --         --          (8)       --
                                                                      -------    -------    -------    -------    -------    -------

    Increase (decrease) in units outstanding                              979        --         --         --         625        --

Beginning units                                                            --        --         --         --          --        --
                                                                      -------    -------    -------    -------    -------    -------

Ending units                                                              979        --         --         --         625        --
                                                                      =======    =======    =======    =======    =======    =======


(1)   Formerly named Scudder Variable Life Investment Fund

(2)   Formerly named Kemper Variable Series

(3)   Formerly named PIMCO Low Duration Bond Portfolio

(4)   Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)   For the period beginning May 1, 2001 and ended September 30, 2001

                 The accompanying notes are an integral part of
                       these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(UNAUDITED)

                                                                                    WM VARIABLE TRUST - STRATEGIC
                                                                                ASSET MANAGEMENT PORTFOLIOS, CONTINUED
                                                                     --------------------------------------------------------------

                                                                      FLEXIBLE INCOME   STRATEGIC GROWTH
                                                                         PORTFOLIO          PORTFOLIO              TOTALS
                                                                     -----------------  -----------------  ------------------------
                                                                     2002(5)    2001    2002(5)    2001        2002         2001
                                                                     -------   -------  -------   -------  -----------   ----------
Increase (decrease) in net assets:
  From operations:
    Net investment income (loss)                                     $    (1)  $   --   $    (2)  $   --   $    39,778   $   36,890
    Net realized gain (loss) from investment transactions                 --       --        (3)      --       (58,088)     (28,429)
    Change in net unrealized appreciation (depreciation) of
      investments                                                        (41)      --      (182)      --    (2,346,373)    (546,612)
                                                                     -------   -------  -------   -------  -----------   ----------

    Net increase (decrease) in net assets resulting from operations      (42)      --      (187)      --    (2,364,683)    (538,151)
                                                                     -------   -------  -------   -------  -----------   ----------

  From contract transactions:
    Payments received from contract owners                               150       --       201       --     8,855,411    2,741,778
    Transfers for contract benefits and terminations                      --       --        --       --      (294,174)      (9,826)
    Contract maintenance charges                                         (27)      --      (125)      --    (3,300,187)    (986,040)
    Transfers between subaccounts (including fixed account), net       3,939       --     5,622       --     2,203,890    1,908,838
                                                                     -------   -------  -------   -------  -----------   ----------

    Net increase in net assets from contract transactions              4,062       --     5,698       --     7,464,940    3,654,750
                                                                     -------   -------  -------   -------  -----------   ----------

    Total increase in net assets                                       4,020       --     5,511       --     5,100,257    3,116,599

Net assets at beginning of period                                         --       --        --       --     5,867,430      583,885
                                                                     -------   -------  -------   -------  -----------   ----------

Net assets at end of period                                          $ 4,020   $   --   $ 5,511   $   --   $10,967,687   $3,700,484
                                                                     =======   =======  =======   =======  ===========   ==========


Analysis of increase (decrease) in units outstanding:
    Units sold                                                           408       --       608       --
    Units redeemed                                                        (2)      --        (4)      --
                                                                     -------   -------  -------   -------

      Increase (decrease) in units outstanding                           406       --       604       --

Beginning units                                                           --       --        --       --
                                                                     -------   -------  -------   -------

Ending units                                                             406       --       604       --
                                                                     =======   =======  =======   =======


(1)   Formerly named Scudder Variable Life Investment Fund

(2)   Formerly named Kemper Variable Series

(3)   Formerly named PIMCO Low Duration Bond Portfolio

(4)   Formerly named Scudder High Yield Portfolio

(5) For the period beginning September 3, 2002 and ended September 30, 2002 (Note 1)

(6)   For the period beginning May 1, 2001 and ended September 30, 2001

                 The accompanying notes are an integral part of
                       these interim financial statements.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

1.    THE COMPANY

      The Farmers Variable Life Separate Account A (the "Account"), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by Farmers New World Life Insurance Company (the "Company") during 2000 and exists in accordance with the regulations of the Office of the Insurance Commissioner of the State of Washington. The Company is a wholly-owned subsidiary of Farmers Group, Inc. ("FGI"). FGI, an insurance holding company that provides management services, is attorney-in-fact for three inter-insurance exchanges and their subsidiaries, whose ultimate parent is Zurich Financial Services Group.

      Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Account's assets applicable to the variable universal life contracts is not chargeable with liabilities arising out of any other business the Company may conduct, but the obligations of the Account, including benefits related to variable life insurance, are obligations of the Company.

      The Account is a funding vehicle for individual variable universal life contracts consisting of optional riders for additional insurance benefits. Investments are made in the underlying mutual fund portfolios and are valued at the reported net asset values of such portfolios, which value their investment securities at fair value. Investment transactions are recorded on a trade date basis. The deposits collected for these contracts are invested at the direction of the contract holders in the sub-accounts that comprise the Account. The value of each subaccount will increase or decrease, depending on the investment performance of the corresponding portfolio. The sub-accounts invest in the following underlying mutual fund portfolios (collectively, the "Funds"):

      CALVERT VARIABLE SERIES, INC.
      Social Small Cap Growth Portfolio

      DREYFUS VARIABLE INVESTMENT FUND
      Quality Bond Portfolio
      Small Cap Portfolio

      DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

      FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS VIP
      Growth Portfolio
      Index 500 Portfolio
      Mid Cap Portfolio

      FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
      Small Cap Fund
      Global Asset Allocation Fund
      Developing Markets Securities Fund

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO INTERIM FINANCIAL STATEMENTS, CONTINUED (UNAUDITED)

1.    THE COMPANY (CONTINUED)

      GOLDMAN SACHS VARIABLE INSURANCE TRUST
      Capital Growth Fund
      CORE Small Cap Equity Fund
      Mid Cap Value Fund

      JANUS ASPEN SERIES
      Aggressive Growth Portfolio
      Balanced Portfolio
      Capital Appreciation Portfolio

      PIMCO VARIABLE INSURANCE TRUST
      Foreign Bond Portfolio
      Low Duration Portfolio

      SCUDDER VARIABLE SERIES I (FORMERLY SCUDDER VARIABLE LIFE INVESTMENT FUND) Bond Portfolio
      Global Discovery Portfolio
      Growth and Income Portfolio
      International Portfolio
      Money Market Portfolio

      SCUDDER VARIABLE SERIES II (FORMERLY KEMPER VARIABLE SERIES) Government Securities Portfolio
      High Income Portfolio
      Small Cap Growth Portfolio
      Dreman High Return Equity Portfolio

      WM VARIABLE TRUST
      Equity Income Fund
      Mid Cap Stock Fund
      Small Cap Stock Fund

      WM VARIABLE TRUST - STRATEGIC ASSET MANAGEMENT PORTFOLIOS
      Balanced Portfolio*
      Conservative Balanced Portfolio*
      Conservative Growth Portfolio*
      Flexible Income Portfolio*
      Strategic Growth Portfolio*

      *Additional investment option available to contract holders as of September 3, 2002.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO INTERIM FINANCIAL STATEMENTS, CONTINUED (UNAUDITED)

      THE COMPANY (CONTINUED)

      The Company owns the assets in the Account, and is obligated to pay all benefits under the policies the Company issues. The Company provides insurance and administrative services to the contract holders for a fee. The Company also maintains a fixed account ("Fixed Account"), to which contract holders may direct their deposits and receive a fixed rate of return.

      The Company has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The interim financial statements for the nine month periods are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. In the opinion of management, these unaudited financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the changes in net assets in accordance with generally accepted accounting principles for variable life separate accounts registered as unit investment trusts. These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. The nature of the Company's business is such that the results of any interim period are not necessarily indicative of results for a full year.

      USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      VALUATION OF INVESTMENTS AND ACCUMULATION UNIT VALUES
      Investments consist of shares of the Funds and are stated at fair value based on the reported net asset value per share of the respective portfolios at September 30, 2002. Accumulation unit values are computed daily based on total net assets of the Account.

      REALIZED GAINS AND LOSSES
      Realized gains and losses represent the difference between the proceeds from sales of shares and the cost of such shares, which are determined using the specific identification method.

      FEDERAL INCOME TAX
      The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of this policy in the event of changes in tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
OF FARMERS NEW WORLD LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF FARMERS GROUP, INC.)
NOTES TO INTERIM FINANCIAL STATEMENTS, CONTINUED (UNAUDITED)

      DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS
      Dividend income and capital gain distributions received by the Funds are reinvested in additional Fund shares and are recognized on the ex-distribution date.

3.    EXPENSES

      MORTALITY AND EXPENSE RISK CHARGE

      The Company assumes mortality and expense risk related to the operations of the Account and deducts charges daily. The mortality and expense risk charge covers insurance benefits available with the contracts and certain expenses of the contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. The charge is equal to the contract value in each sub-account multiplied by the daily pro rata portion of the annual mortality and expense risk charge rate of 0.90%.

      CONTRACT MAINTENANCE CHARGES

      Surrender charge
      ----------------
      The Company will deduct a surrender charge if, during the first 14 policy years, the policyholder fully surrenders the policy, takes a partial withdrawal from the policy (if it has a level death benefit), or decreases the principal sum. The surrender charge in some cases may be significant. Under some circumstances the level of surrender charges might result in no contract value available for pay-out.

      Premium charge
      --------------
      The Company currently deducts 3.5% from each premium and credits the remaining 96.5% to the contract value. This charge compensates the Company for distribution expenses and state premium taxes.

      Cost of insurance charge
      ------------------------
      The Company will deduct a monthly charge to cover the cost of providing the policy benefits. The charge will vary from policy to policy based on the insured's characteristics, as well as the optional riders selected by the insured.

      Administrative charge
      ---------------------
      The Company deducts a monthly administrative charge of $5 per contract and guarantees this charge will not exceed $8.

                                     Part II

                           UNDERTAKING TO FILE REPORTS

            Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    STATEMENT WITH RESPECT TO INDEMNIFICATION

            Under its By-laws, Farmers New World Life Insurance Company, to the full extent permitted by the Washington Business Corporation Act, will indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director of Farmers, as provided below.

By-laws of Farmers New World Life Insurance Company (as amended October 24,
1995)

              INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

SECTION 47.

      (A) RIGHT OF INDEMNITY. Each person who acts as a Director, officer or employee of the corporation shall be indemnified by the corporation for all sums which he becomes obligated to pay, (including counsel fees, expenses and court costs actually and necessarily incurred by him) in connection with any action, suit or proceeding in which he is made a party by reason of his being, or having been a Director, officer, or employee of the corporation, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for bad faith or misconduct in the performance of his duties as such Director, officer or employee, and except any sum paid to the corporation in settlement of an action, suit or proceeding based upon bad faith or misconduct in the performance of his duties.

      (B) SCOPE OF INDEMNITY. The right of indemnification in this article provided shall inure to each Director, officer and employee of the corporation, whether or not he is such Director, officer or employee at the time he shall become obligated to pay such sums, and whether or not the claim asserted against him is based on matters which antedate the adoption of this article; and in the event of his death shall extend to his legal representatives. Each person who shall act as a Director, officer or employee of the corporation shall be deemed to be doing so in reliance upon such right of indemnification; and such right shall not be deemed exclusive of any other right to which any such person may be entitled, under any by-law, agreement, vote of stockholders, or otherwise.

      (C) DETERMINATION OF CLAIMS FOR INDEMNITY. The Board of Directors of the corporation, acting at a meeting at which a majority of the quorum is unaffected by self-interest (notwithstanding that other members of the quorum present but not voting may be so affected), shall determine the propriety and reasonableness of any indemnity claimed under this article, and such determination shall be final and conclusive. If, however, a majority of a quorum of the

Board which is unaffected by self-interest and willing to act is not obtainable, the Board in its discretion may appoint from among the stockholders who are not Directors or officers or employees of the corporation, a committee of two or more persons to consider and determine any such question, and the determination of such committee shall be final and conclusive.

                              RULE 484 UNDERTAKING

            Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 REPRESENTATION PURSUANT TO SECTION 26(F)(2)(A)

            Farmers New World Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:


      The facing sheet.
      The prospectus consisting of 347 pages.
      Undertaking to file reports.
      Statement with respect to indemnification.
      Rule 484 undertaking.
      Representation pursuant to Section 26(f)(2)(A).
      The signatures.

      Written consents of the following persons: Joel Kuni, M. Douglas Close, PricewaterhouseCoopers LLP, Deloitte & Touche LLP and Sutherland Asbill & Brennan LLP. The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

      1.
            A.
            (1)         Resolution of the Board of Directors of Farmers New
                        World Life Insurance Company establishing Farmers
                        Variable Life Separate Account A.(1)
            (2)         Not Applicable.
            (3)   (a)   Form of Distribution Agreement.(10)
                  (b)   Form of Selling Agreement.(10)
                  (c)   Commission Rate Schedule. (10)
            (4)         Not applicable.
            (5)   (a)   Specimen Flexible Premium Variable Life Insurance
                        Policy.(2)
                  (b)   Monthly Disability Benefit Rider.(2)
                  (c)   Accelerated Benefit Rider.(2)
            (6)   (a)   Articles of Incorporation of Farmers New World Life
                        Insurance Company.(1)
                  (b)   By-laws of Farmers New World Life Insurance Company.(1)
            (7)         Not applicable.
                  (a)   Consulting Services Agreement between McCamish Systems,
                        L.L.C. and Farmers New World Life Insurance Company.(3)
                  (b)   Participation Agreement among WM Variable Trust, WM
                        Funds Distributor, Inc. and Farmers New World Life
                        Insurance Company.(4)
                  (c)   Amendment No. 1 to Participation Agreement among WM
                        Variable Trust, WM Funds Distributor, Inc. and Farmers
                        New World Life Insurance Company.(5)
                  (d)   Master Administration Agreement between McCamish
                        Systems, LLC and Farmers New World Life Insurance
                        Company dated as of April 1, 2001.(5)

                  (e) Amendment No. 2 to Participation Agreement among WM Variable Trust, WM Funds Distributor, Inc. and Farmers New World Life Insurance Company.(6)
                  (f) Form of Amendment No. 3 to Participation Agreement among WM Variable Trust, WM Funds Distributor, Inc. and Farmers New World Life Insurance Company.(9)
                  (g) Participation Agreement among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc., and Farmers New World Life Insurance Company.(10)
            (9)         Not applicable.
            (10)        Form of Application for Flexible Premium Life
                        Insurance.(9)
            (11) Description of issuance, transfer and redemption procedures.(9)

            B.          Not applicable.

            C.          Not applicable.


      2. Opinion and consent of M. Douglas Close, Esq. as to the legality of the securities being registered.(9)

      3.    Not applicable.

      4.    Not applicable.

      5.    Not applicable.

      6. Opinion and consent of Joel Kuni, as to actuarial matters pertaining to the securities being registered.(9)


      7.    (a)   Consent of PricewaterhouseCoopers LLP.(9)
            (b)   Consent of Deloitte & Touche LLP.(9)
            (c)   Consent of Sutherland Asbill & Brennan LLP.(9)

      8.    Powers of Attorney.(1)(7)(8)


----------
(1) Incorporated herein by reference to the initial registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on July 29, 1999 (File No. 333-84023).


(2) Incorporated herein by reference to the initial registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on October 2, 2002 (File No. 333-100287).

(3) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on November 15, 1999 (File No. 333-85183).

(4) Incorporated herein by reference to Post-Effective Amendment No. 2 to the registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on April 27, 2001 (File No. 333-85183).

(5) Incorporated herein by reference to Post-Effective Amendment No. 3 to the registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on April 26, 2002 (File No. 333-85183).

(6) Incorporated herein by reference to Post-Effective Amendment No. 4 to the registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on April 27, 2002 (File No. 333-85183).

(7) Incorporated herein by reference to Post-Effective Amendment No. 2 to this registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on April 27, 2001 (File No. 333-84023).

(8) Incorporated herein by reference to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on August 28, 2002 (File No. 333-84023).

(9)   Filed herewith.

(10)  To be filed by subsequent amendment.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Farmers Variable Life Separate Account A has duly caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Mercer Island, the State of Washington, on this 18th day of December, 2002.


                                          FARMERS VARIABLE LIFE SEPARATE
                                          ACCOUNT A
(SEAL)                                          (Registrant)

                                          By:   FARMERS NEW WORLD LIFE INSURANCE
                                                COMPANY
                                                      (Depositor)

Attest:  /s/ John R. Patton               By:   /s/ C. Paul Patsis
         ------------------                     ------------------
         John R. Patton                         C. Paul Patsis
         Assistant Vice President               President
           and Secretary                        Farmers New World Life
         Farmers New World Life                   Insurance Company
           Insurance Company


                                          FARMERS NEW WORLD LIFE INSURANCE
                                          COMPANY

(SEAL)

Attest:  /s/ John R. Patton                     By:  /s/ C. Paul Patsis
         ------------------                          ------------------
         John R. Patton                              C. Paul Patsis
         Assistant Vice President                    President
           and Secretary                             Farmers New World Life
         Farmers New World Life                        Insurance Company
           Insurance Company

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.


Signature                                 Title                     Date
---------                                 -----                     ----
/s/ Jerry J. Carnahan        Chief Marketing Officer and      December 18, 2002
---------------------        Director
Jerry J. Carnahan*/


/s/ Martin D. Feinstein      Chairman of the Board and        December 18, 2002
-----------------------      Director
Martin D. Feinstein*/

/s/ Paul N. Hopkins          Director                         December 18, 2002
-------------------
Paul N. Hopkins*/


/s/ Michael W. Keller        Vice President and Director      December 18, 2002
---------------------
Michael W. Keller*/


/s/ Ryan R. Larson           Vice President, Actuary and      December 18, 2002
------------------           Director
Ryan R. Larson*/


/s/ C. Paul Patsis           President, Chief Executive       December 18, 2002
------------------           Officer and Director
C. Paul Patsis*/             (Principal Executive Officer)



/s/ James I. Randolph        Vice President, Assistant        December 18, 2002
---------------------        Secretary and Director
James I. Randolph*/

/s/ Gary R. Severson         Director                         December 18, 2002
--------------------
Gary R. Severson*/


/s/ Richard M. Shriver       Director                         December 18, 2002
----------------------
Richard M. Shriver*/


/s/ John F. Sullivan, Jr.    Director                         December 18, 2002
-------------------------
John F. Sullivan, Jr.*/


/s/ Leeann G. Badgett        Assistant Treasurer              December 18, 2002
---------------------        (Principal Financial Officer
Leeann G. Badgett            and Principal Accounting
                             Officer)




/s/ C. Paul Patsis           On December 18, 2002, as Attorney-in-Fact pursuant
------------------           to powers of attorney filed herewith or by
*/ By:  C. Paul Patsis       previous amendment.


                                  EXHIBIT INDEX


Exhibit 1(A)7(f)        Form of Amendment No. 3 to Participation Agreement among
                        WM Variable Trust, WM Funds Distributor, Inc. and
                        Farmers New World Life Insurance Company

Exhibit 1(A)10          Form of Application for Flexible Premium Life Insurance

Exhibit 1(A)11 Description of issuance, transfer and redemption procedures

Exhibit 2               Opinion and consent of M. Douglas Close, Esq.

Exhibit 6               Opinion and consent of Joel Kuni

Exhibit 7(a)            Consent of PricewaterhouseCoopers LLP

Exhibit 7(b)            Consent of Deloitte & Touche LLP

Exhibit 7(c)            Consent of Sutherland Asbill & Brennan LLP